CANO PETROLEUM

2008 Annual Report


Our Strength

Cano Petroleum, Inc. (Amex: CFW) focuses on secondary and enhanced oil recovery techniques to extract additional oil from mature onshore U.S. fields. Based in Fort Worth, Texas, Cano employs a unique business model that enables the Company to exploit our country's proven reservoirs – assets with marginal production that still contain significant reserves that can be produced through enhanced oil recovery (EOR). Cano is capitalizing on advances in EOR in order to build shareholder value, while at the same time help reduce the United States' dependence on foreign oil sources.

Cano Petroleum -
Producing oil
and gas
in the USA
for the USA


Our country


Our people

Cano Petroleum's secondary and enhanced oil recovery model positions the Company and its shareholders to capitalize on a tremendous opportunity in the energy sector. The Company's focus on mature onshore U.S. oil fields eliminates many of the risks associated with oil and gas exploration and production, while at the same time creating the potential for exceptional returns using technology to exploit known oil assets that were previously uneconomical to produce. Cano will use its own in-house expertise, along with that of its consulting partners, to determine the best method for additional oil recovery. The potential for significant upside comes in the ability to turn no-cost probable and possible reserves into proved reserves, with the attendant increase in value and production revenues.

CANO Petroleum

Dear Shareholders

November 19, 2008



12,000
10,000
8,000
6,000
4,000
2,000
0
'06 '07 '08
Fiscal Year

Proved Developed Producing
MBOE

Amid the most challenging economic times our country has encountered, I am pleased to report that Cano Petroleum's financial health has never been better. We are in the enviable position of having a clean balance sheet, $150 million in shareholder equity and two new committed credit facilities that ensure our liquidity ($145 million note value with $75 million initial borrowing base).



This is not the case with many of our peers.

Legendary investor Warren Buffett probably summed it up best: "It's only when the tide goes out that you learn who's been swimming naked." The tide has gone out, leaving many companies naked and vulnerable to the elements of today's environment. Management's commitment to you, the shareholder, remains intact. Our resolve has never been stronger. It is this focus and determination that will allow Cano to grow, prosper and continue to be a leader in domestic oil production.

"I view this environment of low commodity prices and challenging markets as an opportunity. Opportunity to be responsive. Opportunity to deliver results. Opportunity to build shareholder value."



$2,500
$2,000
$1,500
$1,000
$500
$0
'06 '07 '08
Fiscal Year

PV-10 Growth
(in thousands – pre-tax)

I view this environment of low commodity prices and challenging markets as an opportunity. Opportunity to be responsive. Opportunity to deliver results. Opportunity to build shareholder value. With little debt (approximately $7 million as of November 7, 2008), in excess of $50 million available under our current credit facility and approximately 80% of current oil and gas production hedged with $80 "floors" for oil and $7.75 "floors" for natural gas (through March of 2011), our future is bright.

Our assets are solid, with a total resource potential of approximately 200 million barrels of oil equivalent, 50 million of which are proved. My commitment to you, the shareholder, is that this management team will continue to do what we believe to be right and best for the Company as we look forward to fiscal year 2009 and beyond.


Cano Headquarters
Areas of Operation

I am proud of each employee at Cano. They are the reason this Company is and continues to be a leader of enhanced oil recovery in the United States. Producing oil in America for Americans. Creating jobs in America for Americans.

"I am proud of each employee at Cano. They are the reason this Company is and continues to be a leader of enhanced oil recovery in the United States."

The Cano culture – commitment and sacrifice – is rarely seen in corporate America today. And, as one of the largest shareholders of Cano Petroleum, I am honored to lead this Company as your Chairman and CEO.



Jeff Johnson
Chairman and CEO





"I am pleased to report that Cano Petroleum's financial health has never been better."





CANO Petroleum



CANO PETROLEUM'S MANAGEMENT AND EMPLOYEES ARE PROUD TO SUPPORT AND SALUTE THE UNITED STATES MILITARY OVERSEAS AND AT HOME. WE APPRECIATE THE TREMENDOUS SACRIFICE OUR SERVICE MEN AND WOMEN MAKE EVERY DAY TO ENSURE OUR FREEDOMS AND OUR AMERICAN WAY OF LIFE.

CANO PETROLEUM EMPLOYEES
Azizi, Alexander
Balint, Mary
Bates, Joyce
Boswell, Kathy
Bradley, Carla
Burke, Linda
Cagle, Alicia D.
Carroll, Carolyn
Chavez, Cynthia
Daitch, Ben
Durazo, Sandra
Feiner, Phillip
Hodges, Chevi
Johnson, Jeff
Kimble, Allen
Koch, Karla
Mapes, Adam
McCaghren, Jim
McKinney, Patrick
McNeal, Shana
Migl, Denny
Morgan, Jon
O'Malley, John
Persing, Susan
Ricketts, Mike
Sanford, Tina
Seaton, Stephanie
Smith, Derek
Spurgeon, Barbara
Strawn, Collin
Traghella, Renee
Turner, Sue
Umphress, Mike
Watkins, Abigail L.
Wierzowiecki, John
Williams, Michelle
Wollison, Jayme

LADDER ENERGY EMPLOYEES
Anderson, Jackie
Fowler, Justin
Hesslen, Justin
Parrish, Louis
Parrish, Michael G.

SQUARE ONE EMPLOYEES
Hornback, Lee
Scitern, Donna
Scitern, Kevin
Scitern, Scott
Sharp, Les
Snyder, J. Mark

CANO PETROLEUM OF NEW MEXICO EMPLOYEES
Brookshire, Gene
Butts, Rodger
Parks, Jeremy
Ramirez, David
Rarick, Brian
Vaughn, Billy

WO OPERATING EMPLOYEES
Allen, John
Harvill, David
Hefner, Tommy
Keith, Thomas
Ketchersid, Lynn
Lewis, Steven
McDowell, Elaine
McFatridge, Doug
Miramontes Jr., Manuel
Miramontes, Manuel
Nickell, Joe
Nickell, Kinsey
Parker, Larry
Passmore, Robert
Portillo, Manuel
Smith, Glen
Smith, Shawn
Tice, Brandon
Tice, Kory
Tice, Ralph
Tooley, Mark

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: June 30, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER: 001-32496

Cano Petroleum, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**77-0635673**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
801 Cherry St., Suite 3200	**76102**
Fort Worth, Texas	(Zip Code)
(Address of principal executive office)	

(817) 698-0900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class:	Name of Each exchange on which Registered:
COMMON STOCK, PAR VALUE $.0001 PER SHARE	AMERICAN STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Exchange Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one)

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates, computed by reference to the closing sales price of such stock, as of December 31, 2007 was approximately $189,500,000. (For purposes of determination of the aggregate market value, only directors, executive officers and 10% or greater stockholders have been deemed affiliates.)

The number of shares outstanding of the registrant's common stock, par value $.0001, as of September 10, 2008 was 46,254,874 shares.

TABLE OF CONTENTS

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PART I

Items 1 and 2. Business and Properties

Introduction

Cano Petroleum, Inc. (together with its direct and indirect subsidiaries, "Cano," "we," "us," or the "Company") is a growing independent oil and natural gas company that is primarily utilizing waterflooding and enhanced oil recovery ("EOR") techniques to increase production and reserves at our existing properties and properties we may acquire in the future. Our assets are located onshore U.S. in Texas, New Mexico and Oklahoma. Our focus on domestic, mature oil fields eliminates exploration risk and the uncertainty of international development.

We were organized under the laws of the State of Delaware in May 2003 as Huron Ventures, Inc. On May 28, 2004, we merged with Davenport Field Unit, Inc., an Oklahoma corporation, and certain other entities (the "Davenport Merger"). In connection with the Davenport Merger, we changed our name to Cano Petroleum, Inc. Prior to the Davenport Merger, we were inactive with no significant operations.

See the "Glossary of Selected Oil and Natural Gas Terms" at the end of Items 1 and 2 for the definition of certain terms in this annual report.

Our Properties

Panhandle Properties. In November 2005, through our acquisition of W.O. Energy of Nevada, Inc., we acquired 480 producing wells, 40 water disposal wells and 380 idle wells on approximately 20,000 acres in Carson, Gray and Hutchinson Counties, Texas (the "Panhandle Properties"). Also, included in the acquisition were 10 workover rigs and related equipment. The adjusted purchase price was approximately $56.6 million comprised of $48.4 million of cash and 1,791,320 shares of common stock with an aggregate value of approximately $8.24 million. These properties were not previously waterflooded. We are progressing with the execution of our waterflood development plan at the Cockrell Ranch Unit. Proved reserves as of June 30, 2008 attributable to the Panhandle Properties are 30.1 MMBOE, of which 5.0 MMBOE are PDP and 25.1 MMBOE are PUD. Current Net Production is approximately 600 BOEPD.

Cato Properties. Cano Petro of New Mexico, Inc., our wholly-owned subsidiary, acquired certain oil and gas properties in the Permian Basin in March 2007 for approximately $8.4 million, after purchase price adjustments (the "Cato Properties"). The purchase price consisted of approximately $6.6 million in cash and 404,204 shares of Cano restricted common stock, which was valued at $4.59 per share. The Cato Properties include roughly 20,000 acres across three fields in Chavez and Roosevelt Counties, New Mexico. The prime asset is the roughly 15,000 acre Cato Field, which produces from the historically prolific San Andres formation, which has been successfully waterflooded in the Permian Basin for over 30 years. The Cato Properties were not previously waterflooded. Proved reserves as of June 30, 2008 attributable to the Cato Properties are 13.5 MMBOE, of which 0.7 MMBOE are PDP, 0.7 MMBOE are PDNP and 12.1 MMBOE are PUD. Current Net Production is approximately 350 BOEPD.

Desdemona Properties. In March 2005, in connection with our acquisition of Square One Energy, Inc. for $7.6 million, consisting of $4.0 million cash and 888,888 shares of our common stock, we acquired a 100% working interest in 11,068 acres in mature oil fields in central Texas (the "Desdemona Properties"). These properties were not previously waterflooded and have mineral rights to the Barnett Shale formation. Proved reserves as of June 30, 2008 attributable to the Desdemona Properties are 4.0 MMBOE, of which 0.5 MMBOE are PDP, 1.2 MMBOE are PDNP and 2.3 MMBOE are PUD. Current Net Production is approximately 65 BOEPD.

Nowata Properties. In September 2004, we acquired more than 220 wells producing from the Bartlesville Sandstone in Nowata County, Oklahoma (the "Nowata Properties"), for approximately $2.6 million cash. The Nowata Properties were previously waterflooded. Proved reserves as of June 30, 2008 attributable to the Nowata Properties are 1.5 MMBOE, all of which are PDP. Current Net Production is approximately 220 BOEPD.

Davenport Properties. In May 2004, we acquired certain properties in Lincoln County, Oklahoma (the "Davenport Properties") for 5,165,000 shares of our common stock and $1.7 million cash. Proved reserves as of June 30, 2008 attributable to the Davenport Properties are 1.5 MMBOE, of which 1.0 MMBOE are PDP and 0.5 MMBOE are

PDNP. As a result of ongoing waterflood operations on the Davenport Properties, Current Net Production is approximately 80 BOEPD.

Pantwist Properties. In April 2006, our wholly-owned subsidiary, Pantwist, LLC, acquired 167 wells covering approximately 9,700 acres in the Panhandle field and 2 workover rigs (the "Pantwist Properties") for a cash purchase price of $23.4 million. These properties were not previously waterflooded. Proved reserves as of June 30, 2008 attributable to the Pantwist Properties are 2.4 MMBOE, of which 1.9 MMBOE are PDP and 0.5 MMBOE are PUD. Current Net Production is approximately 320 BOEPD. On September 5, 2008, we entered into an agreement to sell our 100% membership interest in Pantwist, LLC for $42.7 million cash, subject to closing adjustments. The sale has an effective date of July 1, 2008 and we expect to finalize the sale on or before October 1, 2008.

Corsicana Properties. During 2005, we began acquiring oil and natural gas leases in Navarro County, Texas (the "Corsicana Properties"). Currently, we have a 100% working interest in 341 acres under lease. The Corsicana Properties underwent a surfactant-polymer chemical injection pilot in the 1980s. Proved reserves as of June 30, 2008 attributable to the Corsicana Properties are 114 MBOE, of which 16 MBOE are PDP and 98 MBOE are PUD. Current Net Production is approximately 3 BOEPD.

Planned Development Program

We believe that our portfolio of oil and natural gas properties provides ample opportunities to apply our operational strategy. As of June 30, 2008, we had proved reserves of 53.2 MMBOE, of which 10.6 MMBOE were PDP, 2.5 MMBOE were PDNP, and 40.1 MMBOE were PUD.

We plan to achieve growth by developing our existing oil and natural gas properties through EOR techniques such as waterflooding and alkaline-surfactant- polymer ("ASP") technology. We will also continue to evaluate potential acquisition targets that are consistent with our operational strategy. These development activities are more clearly described under "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Capital Development Update.*"

EOR techniques such as waterflooding and surfactant-polymer chemical injection involve significant capital investment and extended lead times of generally a year or longer from the initial phase of a program until production increases. Generally, surfactant-polymer injection is regarded as more risky compared to waterflood operations. As our capital budget exceeds expected cash from operations, our ability to successfully convert PUD reserves to PDP reserves will be contingent upon our ability to obtain future financing and/or raise additional capital. Further, there are inherent uncertainties associated with the production of oil and natural gas as well as price volatility. See "Item 1A—*Risk Factors.*"

Industry Conditions

We believe significant acquisition opportunities exist and will continue to exist as major energy companies and larger independents continue to focus their attention and resources toward the discovery and development of large fields. Management expects the trend of the past several years to continue where larger companies have been divesting mature onshore oilfields. This trend should provide ample opportunities for smaller independent companies to acquire and exploit mature U.S. fields. We expect, however, that there will be increased competition for such properties in the future.

Our Strategy

- ***Exploit and Develop Existing Properties.*** We believe we have acquired an attractive portfolio of assets to implement our business plan. We intend to add proved reserves to, and increase production from, our existing properties through the application of advanced EOR technologies, including water, gas and chemical flooding and other techniques.

- ***Acquire Strategic Assets.*** We seek to acquire low-cost assets with reserves suitable for EOR techniques in the onshore U.S. We will continue to target acquisitions that meet our engineering and operational standards in a financially prudent manner.

- ***No Exploration Risk.*** Our current portfolio of assets is comprised of mature fields with proven reserves, existing infrastructure and abundant technical information. Accordingly, our production growth is not dependent on exploration drilling and the high degree of speculation associated with making new discoveries.

July 2008 Financing

On July 1, 2008, we completed the sale of 7,000,000 shares of our common stock through an underwritten offering at a share price of $8.00 per share ($7.75 net to us) resulting in net proceeds of approximately $54.0 million after underwriting discounts and commissions and expenses.

We used the net proceeds from the offering to pay down debt which will subsequently be drawn in order to finance (i) existing development activities in certain core areas such as the Panhandle and Cato Properties, (ii) selective acquisitions and (iii) general corporate purposes. These development activities are more clearly defined later under "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Capital Development Update.*"

Proved Reserves

The following table summarizes proved reserves as of June 30, 2008 and was prepared according to the rules and regulations of the Securities and Exchange Commission.

	Corsicana	Davenport	Desdemona	Cato	Panhandle	Nowata	Pantwist	Total
Oil - MBbls	114	1,482	998	12,424	21,602	1,370	1,126	**39,116**
Gas - MMcf..............	—	384	18,179	6,189	50,942	859	7,886	**84,439**
Oil Equivalent (MBOE)	**114**	**1,546**	**4,028**	**13,456**	**30,092**	**1,513**	**2,440**	**53,189**

Our proved oil and natural gas reserves as of June 30, 2008 have been prepared by Miller and Lents, Ltd., international oil and gas consultants. As defined in the Securities and Exchange Commission rules, proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Reservoirs are considered proved if economic productibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injections) are included in the "proved" classification when successful testing by a pilot project, or the operations of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history and from changes in economic factors.

We have not reported our reserves to any federal authority or agency other than the Securities and Exchange Commission pursuant to our filings with the Securities and Exchange Commission.

Our proved reserves equate to 53.2 MMBOE of proved reserves, consisting of 10.6 MMBOE (20%) of PDP reserves, 2.5 MMBOE (5%) of PDNP reserves and 40.1 MMBOE (75%) of PUD reserves.

Reserves were estimated using crude oil and natural gas prices and production and development costs in effect on June 30, 2008. On June 30, 2008, crude oil and natural gas prices were $140.00 per barrel and $13.15 per MMBtu, respectively. The values reported may not necessarily reflect the fair market value of the reserves.

Production/Operating Revenues

The following table presents sales, unit prices and average unit costs for the years ended June 30, 2008, 2007, and 2006.

	Years Ended June 30,		
	2008	2007	2006
Operating Revenues(1): (000's)	**$44,663**	**$28,353**	**$15,861**
Sales:			
Oil (MBbls)	297	274	180
Gas (MMcf)	1,345	1,313	531
MBOE	521	493	268
Average Price(1):			
Oil ($/Bbl)	$94.12	$61.95	$63.32
Gas ($/Mcf)	$12.22	$8.67	$8.38
$/BOE	$85.73	$57.55	$59.03
Expense (per BOE):			
Lease operating	$29.79	$21.78	$22.41
Production and ad valorem taxes	$6.44	$5.00	$4.30
General and administrative expense, net	$28.57	$25.87	$28.37
Depreciation and depletion	$9.61	$8.74	$6.88
Total	$74.41	$61.39	$61.96

(1) Excludes the effect of commodity price risk activities.

Productive Wells and Acreage

The following table shows our gross and net interest in productive oil and natural gas working interest wells as of September 10, 2008. Productive wells include wells currently producing or capable of production.

Gross(1)			Net(2)		
Oil	Gas	Total	Oil	Gas	Total
1,908	86	1,994	1,799	86	1,885

(1) "Gross" refers to wells in which we have a working interest.

(2) "Net" refers to the aggregate of our percentage working interest in gross wells before royalties or other payout, as appropriate.

We operate all of the gross producing wells presented above. As of September 10, 2008, we had 17 wells containing multiple completions.

On September 10, 2008, we had total acreage of 74,200 gross acres and 70,805 net acres, all of which was considered developed acres. The definitions of gross acres and net acres conform to how we determine gross wells and net wells. Developed acreage is assigned to producing wells. Undeveloped acreage is acreage under lease, permit, contract or option that is not in the spacing unit for a producing well, including leasehold interests identified for exploitation drilling.

Drilling Activity

The following table shows our drilling activities on a gross basis for the years ended June 30, 2008, 2007, and 2006. We own 100% working interests in all wells drilled.

	Years Ended June 30,		
	2008	2007	2006
	Gross(1)	Gross(1)	Gross(1)
Development			
Gas(2)	4	19	1
Oil(3)	62	61	—
Abandoned(4)	2	—	—
Total	68	80	1

(1) "Gross" is the number of wells in which we have a working interest.

(2) "Gas" means natural gas wells that are either currently producing or are capable of production.

(3) "Oil" means producing oil wells.

(4) "Abandoned" means wells that were dry when drilled or were abandoned without production casing being run.

Present Activities

Our present development activities primarily involve implementing waterflood injection at the Panhandle, Desdemona and Corsicana Properties; chemical injection at the Nowata Properties; and drilling infill wells at the Cato Properties. These activities are discussed in greater detail at "*Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Capital Development Update.*"

Delivery Commitment

At June 30, 2008, we had no delivery commitments with our purchasers and currently have no delivery commitments.

Title/Mortgages

Our oil and natural gas properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions as well as mortgage liens in accordance with our credit agreements. We do not believe that any of these burdens materially interferes with the use of our properties in the operation of our business. See Note 4 to the consolidated financial statements regarding the mortgages that we have granted under the credit agreements on all of our oil and natural gas properties.

We believe that we have generally satisfactory title to or rights in all of our producing properties. When we make acquisitions, we make title investigations, but may not receive title opinions of local counsel until we commence drilling operations. We believe that we have satisfactory title to all of our other assets. Although title to our properties is subject to encumbrances in certain cases, we believe that none of these burdens will materially detract from the value of our properties or from our interest therein or will materially interfere with our use of them in the operation of our business.

Acquisitions

We regularly pursue and evaluate acquisition opportunities (including opportunities to acquire oil and natural gas properties or related assets or entities owning oil and natural gas properties or related assets and opportunities to engage in mergers, consolidations or other business combinations with entities owning oil and natural gas properties or related assets) and at any given time may be in various stages of evaluating such opportunities. Such stages may take the form of internal financial and oil and natural gas property analysis, preliminary due diligence, the submission of an indication of interest, preliminary negotiations, negotiation of a letter of intent or negotiation of a definitive agreement.

Competition

We face competition from other oil and natural gas companies in all aspects of our business, including in the acquisition of producing properties and oil and natural gas leases, and in obtaining goods, services and labor. Many of our competitors have substantially greater financial and other resources than we do. Factors that affect our ability to acquire producing properties include available funds, available information about the property and our standards established for minimum projected return on investment.

Customers

We sell our crude oil and natural gas production to several independent purchasers. During the year ended June 30, 2008, 10% or more of our total revenues were attributable to four customers accounting for 33%, 18%, 15% and 14% of total operating revenue, respectively. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives such quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. All transportation costs are accounted for as a reduction of oil and natural gas sales revenue.

Governmental Regulation

Our operations are subject to extensive and continually changing regulation affecting the oil and natural gas industry. Many departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. We do not believe that we are affected in a significantly different manner by these regulations than are our competitors.

The production of crude oil and natural gas is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds, and reports concerning operations. Texas, Oklahoma and New Mexico, the states in which we own and operate properties, have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells, the spacing of wells, and the plugging and abandonment of wells and removal of related production equipment. Texas, Oklahoma and New Mexico also restrict production to the market demand for crude oil and natural gas. These regulations can limit the amount of oil and natural gas we can produce from our wells, limit the number of wells, or limit the locations at which we can conduct drilling operations. Moreover, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and gas liquids within its jurisdiction.

Transportation and Sale of Natural Gas

Our natural gas sales were approximately 43% of our total sales during the year ended June 30, 2008. The interstate transportation and sale for resale of natural gas is subject to federal regulation, including transportation rates and various other matters, by the Federal Energy Regulatory Commission ("FERC"). Federal wellhead price controls on all domestic natural gas were terminated on January 1, 1993 and none of our natural gas sales prices are currently subject to FERC regulation. We cannot predict the impact of future government regulation on any natural gas operations.

Environmental Regulations

Our operations are subject to numerous stringent and complex laws and regulations at the federal, state and local levels governing the discharge of materials into the environment or otherwise relating to human health and environmental protection. These laws and regulations may, among other things, require acquisition of a permit before drilling or development commences, restrict the types, quantities and concentrations of various materials that can be released into the environment in connection with development and production activities, and limit or prohibit construction or drilling activities in certain ecologically sensitive and other protected areas. Failure to comply with these laws and regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial requirements and the imposition of injunctions to force future compliance. Our business and prospects could be adversely affected to the extent laws are enacted or other governmental action is taken that prohibits or restricts our development and production activities or imposes environmental protection requirements that result in increased costs to us or the oil and natural gas industry in general.

We conduct our development and production activities to comply with all applicable environmental regulations, permits and lease conditions, and we monitor subcontractors for environmental compliance. While we believe our operations conform to those conditions, we remain at risk for inadvertent noncompliance, conditions beyond our control and undetected conditions resulting from activities by prior owners or operators of properties in which we own interests.

Our insurance policies currently provide for $1,000,000 general liability coverage for bodily injury and property damage including pollution, underground resources, blow-out and cratering. In addition, we have $1,000,000 coverage for our contractual obligations to our service contractors using their equipment downhole if it is damaged as a result of a blow-out. We have an "Owned-Hired and Non-Owned" commercial automobile liability limit of $1,000,000. We also have secured $50,000,000 umbrella coverage in excess of the general liability and automobile liability. There is a $3,000,000 policy for control of well, redrill, and pollution on drilling wells and a $1,000,000 policy for control of well, redrill and pollution on producing wells.

Occupational Safety Regulation

We are subject to various federal and state laws and regulations intended to promote occupational health and safety. Although all of our wells are drilled by independent subcontractors under our "footage" or "day rate" drilling contracts, we have adopted environmental and safety policies and procedures designed to protect the safety of our own supervisory staff and to monitor all subcontracted operations for compliance with applicable regulatory requirements and lease conditions, including environmental and safety compliance. This program includes regular field inspections of our drill sites and producing wells by members of our operations staff and internal assessments of our compliance procedures. We consider the cost of compliance a manageable and necessary part of our business.

Federal, State or Native American Lease

Our operations on federal, state or Native American oil and natural gas leases are subject to numerous restrictions, including nondiscrimination statutes. Such operations must be conducted pursuant to certain on-site security regulations and other permits and authorizations issued by the Bureau of Land Management, Minerals Management Service and other agencies.

Employees

As of September 10, 2008, we and our wholly-owned subsidiaries had 79 employees, all of whom are full-time employees. None of our employees are represented by a union. We have never experienced an interruption in operations from any kind of labor dispute, and we consider the working relationships among the members of our staff to be excellent.

Principal Executive Offices

Our principal executive offices are located at The Burnett Plaza, 801 Cherry Street, Suite 3200, Fort Worth, TX 76102. Our principal executive offices consist of 24,303 square feet and are subject to a lease that expires on April 20, 2011. See Note 12 to the consolidated financial statements regarding our lease payments now and in the future.

Internet Address/Availability of Reports

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are made available free of charge on our website at *http://www.canopetro.com* as soon as reasonably practicable after we electronically file such material with, or otherwise furnish it to, the Securities and Exchange Commission. The information presented on our website is not considered to be part of this filing.

Glossary Of Selected Oil and Natural Gas Terms

"Bbl." One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

"BOE." Barrels of oil equivalent. BTU equivalent of six thousand cubic feet (Mcf) of natural gas which is equal to the BTU equivalent of one barrel of oil.

"BOEPD" BOE per day.

"BTU." British Thermal Unit.

"BWIPD." Barrels of water injected per day.

"CURRENT NET PRODUCTION." Current net production is based on the average of the last seven days of August 2008.

"DRY HOLE." A development or exploratory well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

"ENHANCED OIL RECOVERY" or "EOR." The use of certain methods, such as waterflooding or gas injection, into existing wells to increase the recover from a reservoir.

"EXPLORATORY WELL" A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

"FLUID INJECTION." Pumping fluid into a producing formation to increase or maintain reservoir pressure and, thus, production.

"GROSS ACRES" or "GROSS WELLS." The total number of acres or wells, as the case may be, in which a working or any type of royalty interest is owned.

"MBbl." One thousand Bbls.

"MBOE." One thousand BOE.

"Mcf." One thousand cubic feet of natural gas.

"MCFPD." Mcf per day.

"MMBOE." One million BOE.

"MMcf." One million cubic feet of natural gas.

"MMCFPD." MMcf per day.

"NET ACRES." The sum of the fractional working or any type of royalty interests owned in gross acres.

"PRIMARY RECOVERY." The period of production in which oil moves from its reservoir through the wellbore under naturally occurring reservoir pressure.

"PRODUCING WELL" or "PRODUCTIVE WELL." A well that is capable of producing oil or natural gas in economic quantities.

"PDP" or "PROVED DEVELOPED PRODUCING RESERVES." The oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"PDNP" or "PROVED DEVELOPED NON-PRODUCING RESERVES." The oil and natural gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, but are not currently producing.

"PORE VOLUME INJECTION or PVI" means the injection of water or surfactants, polymers and other additives into the void space of a producing formation. The amount of a pore volume injection or PVI is the amount of void space of a producing formation that has been displaced with water or surfactants, polymers and other additives.

"PROVED RESERVES." The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

"PUD" or "PROVED UNDEVELOPED RESERVES." The oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"ROYALTY INTEREST." An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of production costs.

"SECONDARY RECOVERY." The recovery of oil and natural gas through the injection of liquids or gases into the reservoir, supplementing its natural energy. Secondary recovery methods are often applied when production slows due to depletion of the natural pressure.

"STANDARDIZED MEASURE." Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable changes, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess inflows over a company's tax basis in the associated properties. Tax credits, net operating loss carryforwards and permanent differences also are considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

"SURFACTANT-POLYMER FLOODING AND ALKALINE-SURFACTANT-POLYMER ("ASP") FLOODING." Enhanced oil recovery techniques that can be employed to recover additional oil over and above primary and secondary recovery methods. Low concentrations of surfactants, polymers and other additives that are added to the waterflood operations already in place to "clean" stubborn or hard to reach oil from the reservoir, much like soap in a greasy dish pan.

"TERTIARY RECOVERY." The use of improved recovery methods that not only restores formation pressure but also improves oil displacement or fluid flow in the reservoir and removes additional oil after secondary recovery.

"U.S." The United States of America.

"WATERFLOODING." A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and sweep oil into the producing wells.

"WORKING INTEREST." The operating interest (not necessarily as operator) that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all exploration, development and operational costs including all risks in connection therewith.

Item 1A. Risk Factors

Our business involves a high degree of risk. Investors should carefully consider the risks and uncertainties described below. Each of the following risks may materially and adversely affect our business, results of operations and financial condition. These risks may cause the market price of our common stock to decline, which may cause you to lose all or a part of the money you paid to buy our common stock.

Risks Related to Our Industry

Oil and natural gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and natural gas we produce and sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Historically, the markets for oil and natural gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market and political uncertainty and other factors that are beyond our control, including:

- worldwide and domestic demands and supplies of oil and natural gas;
- weather conditions;
- the price and availability of alternative fuels;
- the availability of pipeline capacity;
- the price and level of foreign imports;
- domestic and foreign governmental regulations and taxes;
- the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
- political instability or armed conflict in oil-producing regions; and
- the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves.

Government regulation may adversely affect our business and results of operations.

Oil and natural gas operations are subject to various and numerous federal, state and local government regulations, which may be changed from time to time. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, injection of substances, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. There are federal, state and local laws and regulations primarily relating to protection of human health and the environment applicable to the development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations. The transportation and storage of refined products include the risk that refined products and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies and private parties for natural resources damages, personal injury, or property damages and significant business interruption. We own or lease a number of properties that have been used to store or distribute refined and unrefined products for many years. Many of these properties have also been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. As a result, we may incur substantial expenditures and/or liabilities to third parties or governmental entities which could have a material adverse effect on us.

The oil and natural gas industry is capital intensive, and we may not be able to raise the capital needed in the future to conduct our operations as planned or make strategic acquisitions.

The oil and natural gas industry is capital intensive. We make substantial capital expenditures for the acquisition, exploration for and development of oil and natural gas reserves.

Historically, we have financed capital expenditures primarily with cash generated by operations, proceeds from bank borrowings and sales of our equity securities. Our cash flow from operations and access to capital are subject to a number of variables, including:

- our proved reserves;
- the level of oil and natural gas we are able to produce from existing wells;
- the prices at which oil and natural gas are sold; and
- our ability to acquire, locate and produce new reserves.

Any one of these variables can materially affect our ability to borrow under our credit agreements.

If our revenues or the borrowing base under our credit agreements decrease as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to undertake or complete future drilling projects. We may, from time to time, seek additional financing, either in the form of increased bank borrowings, public or private sales of debt or equity securities or other forms of financing, or consider selling non-core assets to raise additional operating capital. However, we may not be able to obtain additional financing or make sales of non-core assets upon terms acceptable to us.

Risks Related to Our Business

Our limited history makes an evaluation of us and our future difficult and profits are not assured.

Prior to the Davenport Merger in May 2004, we were inactive with no significant operations. In connection with the Davenport Merger, we decided to focus our business on the acquisition of attractive crude oil and natural gas prospects, and the exploration, development and production of oil and natural gas on these prospects. Since that time, we have acquired rights in oil and natural gas properties and undertaken certain exploitation and other activities. However, we do not have a long operating history in our current business. We are in the process of initiating three waterfloods and an alkaline-surfactant project, and only have partially completed one of the waterfloods, with the other projects still being in progress. In view of our limited history in the oil and natural gas business, you may have difficulty in evaluating us and our business and prospects. You must consider our business and prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. For our business plan to succeed, we must successfully undertake most of the following activities:

- find and acquire rights in strategic oil and natural gas properties;

- develop our oil and natural gas properties, including the successful application of EOR technologies and procedures, to the point at which oil and natural gas are being produced in commercially viable quantities;
- contract with third party service providers regarding services necessary to develop our oil and natural gas wells;
- contract with transporters and purchasers of our commercial production of oil and natural gas;
- maintain access to funds to pursue our capital-intensive business plan;
- comply with all applicable laws and regulations;
- implement and successfully execute our business strategy;
- respond to competitive developments and market changes; and
- attract, retain and motivate qualified personnel.

There can be no assurance that we will be successful in undertaking such activities. Our failure to undertake successfully most of the activities described above could materially and adversely affect our business, prospects, financial condition and results of operations. In addition, there can be no assurance that our exploitation and production activities will produce oil and natural gas in commercially viable quantities. There can be no assurance that sales of our oil and natural gas production will ever generate sufficient revenues or that we will be able to sustain profitability in any future period.

If we cannot obtain sufficient additional capital when needed, we will not be able to continue with our business strategy. In addition, significant infusions of additional capital may result in dilution to your ownership and voting rights in our securities.

Our business strategy includes acquiring interests in mature oil fields with established reserves that may possess significant remaining upside exploitation potential by implementing various secondary and tertiary enhanced oil recovery operations. We are focused on acquiring undervalued properties that feature enhanced recovery opportunities. As we continue to find acquisition candidates, we may require additional capital to finance the acquisitions as well as to conduct our EOR operations. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed, which could adversely affect our operating results and prospects. If we cannot raise the additional capital required to implement our business strategy, we may be required to curtail operations or develop a different strategy, which could adversely affect our financial condition and results of operations. Further, any debt financing must be repaid and redeemable preferred stock must be redeemed regardless of whether or not we generate profits or cash flows from our business activities.

Equity financing may result in dilution to existing stockholders and may involve securities that have rights, preferences, or privileges that are senior to our common stock.

The actual quantities and present value of our proved reserves may be lower than we have estimated.

This annual report contains estimates of our proved reserves. The process of estimating oil and natural gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from these estimates and vary over time. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, results of secondary and tertiary recovery applications, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Approximately 80% of our total proved reserves as of June 30, 2008 consist of undeveloped and developed non-producing reserves, and those reserves may not ultimately be developed or produced.

Approximately 75% of our total proved reserves as of June 30, 2008 are undeveloped and approximately 5% are developed non-producing. While we plan to develop and produce all of our proved reserves, these reserves may not ultimately be developed or produced. Furthermore, not all of our undeveloped or developed non-producing reserves may be ultimately produced at the time periods we have planned, at the costs we have budgeted, or at all. As of June 30, 2008, estimated development costs for our PUD reserves are approximately $387,000,000 through 2015.

We may not achieve the production growth we anticipate from properties we acquire.

On May 28, 2004, we acquired Davenport Field Unit, which owned a 100% working interest in certain oil, natural gas and mineral leasehold estates and personal property related such leasehold estates located in Lincoln County, Oklahoma covering approximately 2,178 acres. On September 14, 2004, we acquired the Nowata Properties comprised of more than 220 oil and natural gas producing wells on 2,601 acres of land in Nowata County, Oklahoma. On March 29, 2005, we acquired Square One, pursuant to which we own a 100% working interest in 10,300 acres of mature oil fields in central Texas. On November 29, 2005, we acquired all of the outstanding common stock of WO Energy, pursuant to which we own oil and natural gas properties on approximately 20,000 acres in Carson, Gray and Hutchinson counties located in the Texas panhandle with 480 producing wells, 40 water disposal wells and 380 idle wells. On April 28, 2006, our wholly owned subsidiary Pantwist, LLC acquired oil and natural gas properties in the Texas panhandle, which properties cover approximately 9,700 acres with 167 wells. On March 30, 2007, our wholly owned subsidiary, Cano Petro of New Mexico, Inc., acquired oil and natural gas properties in New Mexico, which properties cover approximately 20,000 acres. Our operational strategy is to implement waterflood and EOR techniques. The performance of waterflood and EOR techniques is often difficult to predict, takes an extended period of time from first investment until actual production and we may not achieve the anticipated production growth from properties we acquire.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of exploration and production companies, producing properties and undeveloped leaseholds. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, recovery applicability from waterflood and EOR techniques, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well or property. Even when we inspect a well or property, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an "as is" basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. It is our current intention to continue focusing on acquiring properties with development and exploration potential located in onshore United States. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions.

Exploration and development drilling and the application of waterflooding and EOR techniques may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations or our application of waterflooding or EOR techniques. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The engineering data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry holes or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs or our application of waterflooding or EOR techniques is not successful. Further, our drilling and other operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

- unexpected drilling conditions;
- title problems;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions; and
- increases in the costs of, or shortages or delays in the availability of, chemicals, drilling rigs and equipment.

The departure of key personnel could adversely affect our ability to run our business.

Our future success is dependent on the personal efforts, performance and abilities of key management, including S. Jeffrey Johnson, our Chairman and Chief Executive Officer; Benjamin Daitch, Senior Vice President and Chief Financial Officer; Patrick McKinney, Senior Vice President—Engineering and Operations; Michael J. Ricketts, Vice President and Principal Accounting Officer; and Phillip Feiner, Vice President, Corporate Secretary and General Counsel. All of these individuals are integral parts of our daily operations. We have employment agreements with all of them. We do not maintain any key life insurance policies for any of our executive officers or other personnel. To our knowledge, none of our senior management other than Morris B. Smith currently has any plans to retire or leave our company in the near future. The loss of any officer could significantly impact our business until adequate replacements can be identified and put in place.

We face strong competition from larger oil and natural gas companies, which makes it difficult to conduct profitable operations.

Our competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of these competitors are large, well-established companies and have substantially larger operating staffs and greater capital resources than we do. We may not be able to successfully conduct our operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment. Specifically, these larger competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry.

We are subject to many restrictions under our credit agreements which may adversely impact our future operations.

We may depend on our credit agreements for future capital needs. As required by our credit agreements with our bank lenders, we have pledged substantially all of our oil and natural gas properties as collateral to secure the payment of our indebtedness. The credit agreements restrict our ability to obtain additional financing, make investments, sell assets, grant liens, repurchase, redeem or retire our securities, enter into specific transactions with our subsidiaries or affiliates and engage in business combinations. The credit agreements prohibit us from declaring or paying dividends on our common stock. We are also required to comply with certain financial covenants and ratios.

These financial covenants and ratios could limit our ability to obtain future financing, make needed capital expenditures, withstand a downturn in our business or economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under the credit agreements impose on us. Although we are currently in compliance with these covenants, in the past we have had to request waivers from or enter into amendments with our lenders to avoid default because of our anticipated non-compliance with certain financial covenants and ratios. Any future default, if not cured or waived, could result in the acceleration of all indebtedness outstanding under the credit agreements. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it, which could force us to sell significant assets or to have our assets foreclosed upon which could have a material adverse effect on our business or financial results. Even if new financing were available, it may not be on terms that are acceptable to us.

In addition, the senior credit agreement limits the amounts we can borrow to a borrowing base amount, determined by the lenders, based upon projected revenues from the oil and natural gas properties securing our loan. The lenders can independently adjust the borrowing base and the borrowings permitted to be outstanding under the senior credit agreement.

Derivative activities create a risk of potentially limiting the ability to realize profits when prices increase.

Pursuant to the terms of our senior and subordinated credit agreements, we are required to enter into commodity derivative contracts to mitigate crude oil and natural gas price risk on at least 50% and no greater than 85% of our crude oil and natural gas production attributable to PDP reserves for at least three years as of the end of each six month period ending thereafter. We have implemented commodity derivative contracts such as costless collars, purchases of price floors and sale of price ceilings. Certain commodity derivative contracts could prevent us from receiving the full advantage of increases in crude oil or natural gas prices if the NYMEX crude oil and natural gas prices exceed the contract price ceiling. In addition, these transactions may expose us to the risk of financial loss if the counterparties to our derivative contracts fail to perform under the contracts. Also, increases in crude oil and natural gas prices negatively affect the fair value of our commodity derivatives contracts recorded in our balance sheet and, consequently, our reported net income. Changes in the recorded fair value of our derivatives contracts are marked to market through earnings and the decrease in the fair value of these contracts during any period could result in significant charges to earnings. The price fluctuations in crude oil and natural gas prices, should they continue, may cause significant fluctuations to our earnings. We are currently unable to estimate the effects on earnings in future periods, but the effects could be significant.

Failure to maintain effective internal controls could have a material adverse effect on our operations.

The year ended June 30, 2007 was the first year that we were subject to Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing our internal controls and management's assessment. Effective internal controls are necessary for us to produce reliable financial reports. If, as a result of deficiencies in our internal controls, we cannot provide reliable financial reports, our business decision process may be adversely affected, our business and operating results could be harmed, we may be in violation of our lending covenants, investors could lose confidence in our reported financial information, and the price of our stock could decrease as a result.

During our evaluation of disclosure controls and procedures for the year ended June 30, 2008, we concluded that we maintained effective internal control over financial reporting as of June 30, 2008, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

There can be no guarantee that we will not have deficiencies in our disclosure controls and internal controls in the future.

Our business involves many operating risks, which may result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

- fires;
- natural disasters;
- explosions;
- pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;
- weather;
- failure of oilfield drilling and service tools;
- changes in underground pressure in a formation that causes the surface to collapse or crater;
- pipeline ruptures or cement failures;
- environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases; and
- availability of needed equipment at acceptable prices, including steel tubular products.

Any of these risks can cause substantial losses resulting from:

- injury or loss of life;
- damage to and destruction of property, natural resources and equipment;
- pollution and other environmental damage;
- regulatory investigations and penalties;
- suspension of our operations; and
- repair and remediation costs.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance policies currently provide for $1,000,000 general liability coverage for bodily injury and property damage including pollution, underground resources, blow-out and cratering. In addition, we have $1,000,000 coverage for our contractual obligations to our service contractors using their equipment downhole if it is damaged as a result of a blow-out. We have "an "Owned-Hired and Non-Owned" Commercial Automobile liability limit of $1,000,000. We also have secured $50,000,000 umbrella coverage in excess of the general liability and automobile liability. There is a $3,000,000 policy for control of well, redrill, and pollution on drilling wells and a $1,000,000 policy for control of well, redrill and pollution on producing wells. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

We do not insure against the loss of oil or natural gas reserves as a result of operating hazards, insure against business interruption or insure our field production equipment against loss. Losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention, increasing the scope, geographic diversity and complexity of our operations and incurrence of additional debt.

Our business strategy includes growing our reserve base through acquisitions. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in unanticipated expenses and losses. In addition, we may assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

We are continually investigating opportunities for acquisitions. In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Our ability to make future acquisitions may be constrained by our ability to obtain additional financing.

Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expense, all of which could have a material adverse effect on our financial condition and operating results.

Terrorist activities may adversely affect our business.

Terrorist activities, including events similar to those of September 11, 2001, or armed conflict involving the United States may adversely affect our business activities and financial condition. If events of this nature occur and persist, the resulting political and social instability could adversely affect prevailing oil and natural gas prices and cause a reduction in our revenues. In addition, oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged. Costs associated with insurance and other security measures may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Part of our business is seasonal in nature which may affect the price of our oil and natural gas sales and severe weather may adversely impact our ability to deliver oil and natural gas production.

Weather conditions affect the demand for and price of oil and natural gas. Demand for oil and natural gas is typically higher during winter months than summer months. However, warm winters can also lead to downward price trends. As a result, our results of operations may be adversely affected by seasonal conditions. Severe weather can cause interruptions to our production and temporarily shut-in production from our wells.

We are subject to potential early repayments as well as restrictions pursuant to the terms of our Series D Convertible Preferred Stock which may adversely impact our operations.

Pursuant to the terms of our Series D Convertible Preferred Stock ("Preferred Stock"), if a "triggering event" occurs, the holders of our Preferred Stock will have the right to require us to redeem their Preferred Stock at a minimum price of at least 125% of the $1,000 per share stated value plus certain dividends. "Triggering events" include the following:

- our common stock is suspended from trading or fails to be listed on the AMEX, the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market; we fail to convert and do not cure this failure within 10 business days after the conversion date or give notice of our intention not to comply with a request for conversion;

- we fail to pay for at least 5 business days any amount when and as due pursuant to the terms of the Preferred Stock or any documents related to the sale and registration rights of the Preferred Stock, common stock and warrants;

- certain actions are taken by us or third parties with regard to bankruptcy;

- we default on any indebtedness which default is not waived and the applicable grace period has expired; or

- we breach any representation, warranty, covenant or other term or condition of any document relating to the sale and registration rights regarding the Preferred Stock, the common stock and the warrants, which, to the extent such breach is curable, such breach is not cured within 7 business days.

There is no guarantee that we would be able to repay the amounts due upon an occurrence of a "triggering event."

In addition, we cannot issue any preferred stock that is senior or on par with the Preferred Stock with regard to dividends or liquidation without the approval of holders of a majority of the Preferred Stock.

We are subject to several lawsuits relating to a fire that occurred on March 12, 2006 in Carson County, Texas which may have an adverse impact on us.

Cano and certain of its subsidiaries are defendants in several lawsuits relating to a fire that occurred on March 12, 2006 in Carson County, Texas. The alleged damages include damage to land and livestock, remedial expenses and claims relating to wrongful death. Currently, known aggregate actual damage claims are approximately $22,600,000. However, certain plaintiffs have not provided actual damage claims for any or all of their claims. These actual damage claims do not include the additional claims by the plaintiffs for attorneys' fees and exemplary damages, the potential amounts of which cannot be reasonably estimated. In February 2007, we entered into a Settlement Agreement with our insurance carrier pursuant to which we received $6,699,827 in exchange for releasing the insurance carrier from any future claims. $6,000,000 of the amount received related to the insurance policy limits and the remaining $699,827 related to the reimbursement of defense costs previously incurred by Cano. The $6,000,000 payment for policy limits, in accordance with the senior credit agreement, was placed in a controlled bank account and the use of the proceeds was specified to pay attorneys' fees, settlement amounts, other litigation expenses incurred to defend and/or settle the fire litigation, and for general corporate purposes. We have fully expended the $6,000,000 payment from fire litigation insurance proceeds, and there is no remaining insurance coverage for the fire litigation. We may not be able to settle any or all of the fire litigation cases on acceptable terms and may not prevail in court on any or all of such cases. If there is an adverse judgment entered against us in one or more of the fire litigation cases, based on the illiquid nature of a significant portion of our assets, we may not be able to (i) post a sufficient supersedeas bond during the appeal process of any adverse judgment, which may permit the prevailing plaintiffs to attempt to execute on any judgment pending appeal, and/or (ii) satisfy the amount of any adverse judgment.

Risks Related to Our Common Stock

Our historic stock price has been volatile and the future market price for our common stock may continue to be volatile. Further, the limited market for our shares will make our price more volatile. This may make it difficult for you to sell our common stock for a positive return on your investment.

The public market for our common stock has historically been very volatile. Since we acquired Davenport Field Unit on May 28, 2004 and through the fiscal year ended June 30, 2008, the market price for our common stock has ranged from $0.45 to $10.65. On September 10, 2008, our closing price on AMEX was $2.70. Any future market price for our shares may continue to be very volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. We do not know of any one particular factor that has caused volatility in our stock price. However, the stock market in general has experienced extreme price and volume fluctuations that often are unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public's negative perception of our business may reduce our stock price, regardless of our operating performance. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for you to sell our common stock for a positive return on your investment.

If we fail to meet continued listing standards of AMEX, our common stock may be delisted which would have a material adverse effect on the price of our common stock.

Our common stock was listed on AMEX on May 5, 2005 under the symbol "CFW." In order for our securities to be eligible for continued listing on AMEX, we must remain in compliance with certain listing standards. Among other things, these standards require that we remain current in our filings with the SEC and comply with certain provisions of the Sarbanes-Oxley Act of 2002. If we were to become noncompliant with AMEX's continued listing requirements, our common stock may be delisted which would have a material adverse affect on the price of our common stock.

If we are delisted from AMEX, our common stock may become subject to the "penny stock" rules of the Securities and Exchange Commission, which would make transactions in our common stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that is not listed on a national securities exchange or registered national securities association's automated quotation system and has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience and objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

If securities analysts downgrade our stock or cease coverage of us, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, there are many large, well-established, publicly traded companies active in our industry and market, which may mean that it is less likely that we will receive widespread analyst coverage. If one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

We do not pay dividends on our common stock.

We have never paid dividends on our common stock, and do not intend to pay cash dividends on the common stock in the foreseeable future. Net income from our operations, if any, will be used for the development of our business, including capital expenditures and to retire debt. Any decisions to pay dividends on the common stock in the future will depend upon our profitability at the time, the available cash and other factors. Our ability to pay dividends on our common stock is further limited by the terms of our credit agreements and our Series D Convertible Preferred Stock.

Provisions in our corporate governance and loan documents, the terms of our Series D Convertible Preferred Stock and Delaware law may delay or prevent an acquisition of Cano, which could decrease the value of our common stock.

Our certificate of incorporation, our Series D Convertible Preferred Stock, our bylaws, our loan documents and the Delaware General Corporation Law contain provisions that may discourage other persons from initiating a tender offer or takeover attempt that a stockholder might consider to be in the best interest of all stockholders, including takeover attempts that might result in a premium to be paid over the market price of our stock.

The terms of our Series D Convertible Preferred Stock permit the holders of such Preferred Stock the right to have their Series D Convertible Preferred Stock redeemed upon a "change of control." In addition, the terms of our Series D Convertible Preferred Stock do not permit us to enter into certain transactions that would constitute a "change of control" unless the successor entity assumes all of our obligations relating to the Series D Convertible Preferred Stock and the holders of a majority of our Series D Convertible Preferred Stock approve such assumption and the successor entity is publicly traded on the AMEX, the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market.

In addition, subject to the terms of the Series D Convertible Preferred Stock, we are authorized to issue additional shares of preferred stock. Subject to the terms of the Series D Convertible Preferred Stock and our certificate of incorporation, our board of directors has total discretion in the issuance and the determination of the rights and privileges of any shares of preferred stock which might be issued in the future, which rights and privileges may be detrimental to the holders of the common stock. It is not possible to state the actual effect of the authorization and issuance of a new series of preferred stock upon the rights of holders of the common stock and other series of preferred stock unless and until the board of directors determines the attributes of any new series of preferred stock and the specific rights of its holders. These effects might include:

- restrictions on dividends on common stock and other series of preferred stock if dividends on any new series of preferred stock have not been paid;

- dilution of the voting power of common stock and other series of preferred stock to the extent that a new series of preferred stock has voting rights, or to the extent that any new series of preferred stock is convertible into common stock;

- dilution of the equity interest of common stock and other series of preferred stock; and

- limitation on the right of holders of common stock and other series of preferred stock to share in Cano's assets upon liquidation until satisfaction of any liquidation preference attributable to any new series of preferred stock.

The terms of our Series D Convertible Preferred Stock and the provisions in our corporate governance documents regarding the granting of additional preferred stock may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of our Board of Directors and make removal of our management more difficult. Furthermore, Delaware law imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and therefore could depress the value of our common stock.

The conversion price of our Series D Convertible Preferred Stock may be lowered if we issue shares of our common stock at a price less than the existing conversion price which could cause further dilution to our common stockholders.

Subject to certain exclusions, if we issue common stock at a price less than the existing conversion price for our Series D Convertible Preferred Stock, the conversion price shall be adjusted downward which would further dilute our common stock holders upon conversion.

Our Series D Convertible Preferred Stock has voting rights both together with and separate from our common stock which could adversely affect our common stockholders.

The holders of our Series D Convertible Preferred Stock vote together with the holders of our common stock on an as converted basis, subject to a limitation on how many votes the Series D Convertible Preferred Stock holders may cast if the conversion price falls below $4.79. In addition, approval of holders of a majority of the Series D Convertible Preferred Stock is required for us to take the following actions:

- to modify the certificate of incorporation or bylaws in a manner adverse to the Series D Convertible Preferred Stock;
- increase or decrease the number of authorized shares of Series D Convertible Preferred Stock;
- create any class of preferred stock that has a preference over or is in parity with the Series D Convertible Preferred Stock with respect to dividends or liquidation;
- purchase, repurchase or redeem any share of common stock;
- pay dividends or make any other distribution on the common stock; or
- circumvent a right of the Series D Convertible Preferred Stock.

These voting rights may have an adverse impact on the common stock and the voting power of our common stockholders.

Since we are a United States real property holding corporation, non-U.S. investors may be subject to U.S. federal income tax (including withholding tax) on gains realized on disposition of our shares, and U.S. investors selling our shares may be required to certify as to their status in order to avoid withholding.

Since we are a United States real property holding corporation, a non-U.S. holder of our common stock will generally be subject to U.S. federal income tax on gains realized on a sale or other disposition of our common stock. Certain non-U.S. holders of our common stock may be eligible for an exception to the foregoing general rule if our common stock is regularly traded on an established securities market during the calendar year in which the sale or disposition occurs. However, we cannot offer any assurance that our common stock will be so traded in the future.

If our common stock is not considered to be regularly traded on an established securities market during the calendar year in which a sale or disposition occurs, the buyer or other transferee of our common stock will generally be required to withhold tax at the rate of 10% on the sales price or other amount realized, unless the transferor furnishes an affidavit certifying that it is not a foreign person in the manner and form specified in applicable Treasury regulations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties (see Items 1 and 2. Business and Properties)

Item 3. Legal Proceedings

Burnett Case

On March 23, 2006, the following lawsuit was filed in the 100th Judicial District Court in Carson County, Texas: Cause No. 9840, The Tom L. and Anne Burnett Trust, by Anne Burnett Windfohr, Windi Phillips, Ben Fortson, Jr., George Beggs, III and Ed Hudson, Jr. as Co-Trustees; Anne Burnett Windfohr; and Burnett Ranches, Ltd. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd. and WO Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas.

The plaintiffs (i) allege negligence and gross negligence and (ii) seek damages, including, but not limited to, damages for damage to their land and livestock, certain expenses related to fighting the fire and certain remedial expenses totaling approximately $1.7 million to $1.8 million. In addition, the plaintiffs seek (i) termination of certain oil and natural gas leases, (ii) reimbursement for their attorney's fees (in the amount of at least $549,000) and (iii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership. The owner of the remainder of the mineral estate, Texas Christian University, intervened in the suit on August 18, 2006, joining Plaintiffs' request to terminate certain oil and gas leases.

On June 21, 2007, the Judge of the 100th Judicial District Court issued a Final Judgment (a) granting motions for summary judgment in favor of Cano and certain of its subsidiaries on plaintiffs' claims for (i) breach of contract/termination of an oil and gas lease; and (ii) negligence; and (b) granting the plaintiffs' no-evidence motion for summary judgment on contributory negligence, assumption of risk, repudiation and estoppel affirmative defenses asserted by Cano and certain of its subsidiaries. The Final Judgment has been appealed.

Other Cases

On April 28, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas: Cause No. 1922, Robert and Glenda Adcock, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd. and WO Energy, Inc. ("Adcock"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence, res ipsa loquitor, trespass and nuisance and (ii) seek damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses totaling $5,439,958. In addition, the plaintiffs seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership.

On July 6, 2006, Anna McMordie Henry and Joni McMordie Middleton intervened in the Adcock case. The intervenors (i) allege negligence and (ii) seek damages totaling $64,357 as well as exemplary damages.

On July 20, 2006, Abraham Brothers, LP, Edward C. Abraham, Salem A. and Ruth Ann Abraham and Jason M. Abraham intervened in the Adcock case. The intervenors (i) allege negligence, nuisance, and trespass and (ii) seek damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses totaling $3,252,862. In addition, the intervenors seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The intervenors also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership.

On August 9, 2006, Riley Middleton intervened in the Adcock case. The intervenor (i) alleges negligence and (ii) seeks damages totaling $233,386 as well as exemplary damages.

On April 10, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas: Cause No. 1920, Joseph Craig Hutchison and Judy Hutchison v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and WO Energy, Inc. ("Hutchinson"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and trespass and (ii) seek damages of $621,058, including, but not limited to, damages to their land and certain remedial expenses. In addition, the plaintiffs seek exemplary damages.

On May 1, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas: Cause No. 1923, Chisum Family Partnership, Ltd. v. Cano, W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and WO Energy, Inc. ("Chisum"). The plaintiff claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiff (i) alleges negligence and trespass and (ii) seeks damages of $53,738.82, including, but not limited to, damages to their land and certain remedial expenses. In addition, the plaintiffs seek exemplary damages.

On August 9, 2006, the following lawsuit was filed in the 233rd Judicial District Court of Gray County, Texas: Cause No. 34,423, Yolanda Villarreal, Individually and on behalf of the Estate of Gerardo Villareal v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd., and WO Energy, Inc. ("Villarreal"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and (ii) seek damages for past and future financial support in the amount of $586,334, in addition to undisclosed damages for wrongful death and survival damages, as well as exemplary damages, for the wrongful death of Gerardo Villarreal who they claim died as a result of the fire. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable under vicarious liability theories. On August 22, 2006, relatives of Roberto Chavira intervened in the case alleging similar claims and seeking damages for lost economic support and lost household services in the amount of $894,078, in addition to undisclosed damages for wrongful death and survival damages, as well as exemplary damages regarding the death of Roberto Chavira.

On March 14, 2007, the following lawsuit was filed in 100th Judicial District Court in Carson County, Texas: Cause No. 9994, Southwestern Public Service Company d/b/a Xcel Energy v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and WO Energy, Inc. ("SPS"). The plaintiff claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiff (i) alleges negligence and breach of contract and (ii) seeks $1,876,000 in damages for loss and damage to transmission and distribution equipment, utility poles, lines and other equipment. In addition, the plaintiff seeks reimbursement of its attorney's fees.

On May 2, 2007, the following lawsuit was filed in the 84th Judicial District Court of Hutchinson County, Texas: Cause No. 37,619, Gary and Genia Burgess, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Burgess"). Eleven plaintiffs claim that electrical wiring and equipment relating to oil and gas operations of the Company or certain of its subsidiaries started a wildfire that began on March 12, 2006 in Carson County, Texas. Five of the plaintiffs are former plaintiffs in the Adcock matter. The plaintiffs (i) allege negligence, res ipsa loquitor, nuisance, and trespass and (ii) seek damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses totaling approximately $1,997,217.86. In addition, the plaintiffs seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership.

On May 15, 2007, William L. Arrington, William M. Arrington and Mark and Le'Ann Mitchell intervened in the SPS case. The intervenors (i) allege negligence, res ipsa loquitor, nuisance, and trespass and (ii) seek damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses totaling approximately $118,320. In addition, the intervenors seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The intervenors also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership.

On September 25, 2007, the Texas Judicial Panel on Multidistrict Litigation granted Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and WO Energy, Inc.'s Motion to Transfer Related Cases to Pretrial Court pursuant to Texas Rule of Judicial Administration 13. The panel transferred all pending cases (Adcock, Chisum, Hutchison, Villarreal, SPS, and Burgess, identified above and Valenzuela, Abraham Equine, Pfeffer and Ayers, identified below) that assert claims against the Company and its subsidiaries related to wildfires beginning on March 12, 2006 to a single pretrial court for consideration of pretrial matters. The panel transferred all then-pending cases to the Honorable Paul Davis, retired judge of the 200th District Court of Travis County, Texas, as Cause No. D-1-GN-07-003353.

On October 3, 2007, Firstbank Southwest, as Trustee for the John and Eddalee Haggard Trust (the "Trust") filed a Petition in intervention as part of the Hutchison case. The Trust claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The Trust (i) alleges negligence and trespass and (ii) seeks damages of $46,362.50, including, but not limited to, damages to land and certain remedial expenses. In addition, the Trust seeks exemplary damages.

On December 18, 2007, the following lawsuit was filed in the 348th Judicial District Court of Tarrant County, Texas: Cause No. 348-227907-07, Norma Valenzuela, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Valenzuela"). Six plaintiffs, including the two plaintiffs and intervenor from the nonsuited Martinez case, claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and (ii) seek actual damages in the minimum amount of $4,413,707 for the wrongful death of four relatives, Manuel Dominguez, Roberto Chavira, Gerardo Villarreal and Medardo Garcia, who they claim died as a result of the fire. In addition, plaintiffs seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership. Cano and its subsidiaries filed a Motion to Dismiss or, in the Alternative, to Transfer Venue and a Notice of Tag Along transferring the case to the Multidistrict Litigation Case in the 200th Judicial District Court of Travis County, Texas. On May 2, 2008, the Court heard Cano's Motion to Dismiss or, in the Alternative, to Transfer Venue and took the motion under advisement.

On January 10, 2008, Philip L. Fletcher intervened in the consolidated case in the 200th District Court of Travis County, Texas as part of the SPS case. The intervenor (i) alleges negligence, trespass and nuisance and (ii) seeks damages of $120,408, including, but not limited to, damages to his livestock, attorney's fees and exemplary damages. The intervenor also claims that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership.

On January 15, 2008, the Jones and McMordie Ranch Partnership intervened in the consolidated case in the 200th District Court of Travis County, Texas as part of the SPS case. The intervenor (i) alleges negligence, trespass and nuisance and (ii) seeks damages of $86,250.71, including, but not limited to, damages to his livestock, attorney's fees and exemplary damages. The intervenor also claims that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership.

On February 11, 2008, the following lawsuit was filed in the 48th Judicial District Court of Tarrant County, Texas: Cause No. 048-228763-08, Abraham Equine, Inc. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Abraham Equine"). The plaintiff claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County. The plaintiff (i) alleges negligence, trespass and nuisance and (ii) seeks damages of $1,608,000, including, but not limited to, damages to its land, livestock and lost profits. In addition, the plaintiff seeks (i) reimbursement for its attorney's fees and (ii) exemplary damages. The plaintiff also claims that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership. Cano and its subsidiaries filed a Motion to Dismiss or, in the Alternative, to Transfer Venue and a Notice of Tag Along transferring the case to the Multidistrict Litigation Case in the 200th Judicial District Court of Travis County, Texas. On May 2, 2008, the Court heard Cano's Motion to Dismiss or, in the Alternative, to Transfer Venue and took the motion under advisement.

On March 10, 2008, the following lawsuit was filed in the 352nd Judicial District Court of Tarrant County, Texas: Cause No. 352-229256-08, Gary Pfeffer v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Pfeffer"). The plaintiff claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County. The plaintiff (i) alleges negligence, trespass and nuisance, (ii) seeks undisclosed damages for the wrongful death of his father, Bill W. Pfeffer, who he claims died as a result of the fire and (iii) seeks actual damages of $1,023,572.37 for damages to his parents' home and property. In addition, the plaintiff seeks exemplary damages. The plaintiff also claims that Cano and its subsidiaries are jointly and severally liable as a general partnership or de facto partnership. Cano and its subsidiaries filed a Motion to Dismiss or, in the Alternative, to Transfer Venue and a Notice of Tag Along transferring the case to the Multidistrict Litigation Case in the 200th Judicial District Court of Travis County, Texas. On May 2, 2008, the Court heard Cano's Motion to Dismiss or, in the Alternative, to Transfer Venue and took the motion under advisement.

On March 11, 2008, the following lawsuit was filed in the 141st Judicial District Court of Tarrant County, Texas: Cause No. 141-229281-08, Pamela Ayers, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Ayers"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County. The plaintiffs (i) allege negligence and (ii) seek undisclosed damages for the wrongful death of their mother, Kathy Ryan, who they claim died as a result of the fire. In addition, the plaintiffs seek exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or general partnership or de facto partnership. Cano and its subsidiaries filed a Motion to Dismiss or, in the Alternative, to Transfer Venue and a Notice of Tag Along transferring the case to the Multidistrict Litigation Case in the 200th Judicial District Court of Travis County, Texas. On May 2, 2008, the Court heard Cano's Motion to Dismiss or, in the Alternative, to Transfer Venue and took the motion under advisement.

On March 12, 2008, the following lawsuit was filed in the 17th Judicial District Court of Tarrant County, Texas, Cause No. 017-229316-08, The Travelers Lloyds Insurance Company and Travelers Lloyds of Texas Insurance Company v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Travelers"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County. The plaintiffs (i) allege negligence, res ipsa loquitor, and trespass and (ii) claim they are subrogated to the rights of their insureds for damages to their buildings and building contents totaling $447,764.60. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or general partnership or de facto partnership.

On August 15, 2008 the trial court denied motions for summary judgment filed by Cano in the Adcock, Chisum, Hutchison, Villarreal, SPS, Burgess, and Valenzuela cases. The SPS case is set for jury trial on February 16, 2009. None of the other above-mentioned cases are currently set for trial; however, the Company anticipates that the trial court will set these matters for jury trials.

Due to the inherent risk of litigation, the ultimate outcome of these cases and any jury trial is uncertain and unpredictable (see "*Item 1A—Risk Factors—Risks Related to Our Business—We are subject to several lawsuits relating to a fire that occurred on March 12, 2006 in Carson County, Texas which may have an adverse impact on us*"). However, at this time Cano management believes the suits are without merit and is vigorously defending itself and its subsidiaries.

Insurance Settlement Related to the Fire Litigation

On June 20, 2006, the following lawsuit was filed in the United States District Court for the Northern District of Texas, Fort Worth Division: C.A. No. 4-06cv-434-A, Mid-Continent Casualty Company, Plaintiff, vs. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and W.O. Energy, Inc, seeking a declaration that the plaintiff is not responsible for pre-tender defense costs and that the plaintiff has the sole and exclusive right to select defense counsel and to defend, investigate, negotiate and settle the litigation described above On September 18, 2006, the First Amended Complaint for Declaratory Judgment was filed with regard to the cases described above. Cano and its subsidiaries were served with the lawsuit between September 26-28, 2006.

On February 9, 2007, Cano and its subsidiaries entered into a Settlement Agreement and Release with the plaintiff pursuant to which in exchange for mutual releases, in addition to the approximately $923,000 that we have been reimbursed by plaintiff, the plaintiff agreed to pay to Cano within 20 business days of February 9, 2007 the amount of $6,699,827 comprised of the following: (a) the $1,000,000 policy limits of the primary policy; (b) the $5,000,000 policy limits of the excess policy; (c) $500,000 for future defense costs; (d) $144,000 as partial payment for certain unpaid invoices for litigation related expenses; (e) all approved reasonable and necessary litigation related expenses through December 21, 2006 that are not part of the above-referenced $144,000; and (f) certain specified attorneys' fees. During February 2007, we received the $6,699,827 payment from Mid-Con. Of this $6,699,827 amount, the payments for policy limits amounting to $6,000,000, in accordance with the senior credit agreement (Note 4 to the consolidated financial statements), were placed in a controlled bank account and the use of the proceeds was specified to pay attorneys' fees, settlement amounts and other litigation expenses incurred to defend and/or settle the fire litigation, and for general corporate purposes. Specifically, we could not use the proceeds to fund capital expenditures. Accordingly, our consolidated balance sheets reflect the $6,000,000 as a liability under deferred litigation credit. As of June 30, 2008, we had fully expended the restricted cash and we no longer had a balance for restricted cash.

Other

Occasionally, we are involved in other various lawsuits and certain governmental proceedings arising in the ordinary course of business. Our management does not believe that the ultimate resolution of any current matters that are not set forth above, will have a material effect on our financial position or results of operations. Management's position is supported, in part, by the existence of insurance coverage, indemnification and escrow accounts. None of our directors, officers or affiliates, owners of record or beneficial owners of more than five percent of any class of our voting securities, or security holder is involved in a proceeding adverse to our business or has a material interest adverse to our business.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the quarter ended June 30, 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our shares of common stock are listed on the American Stock Exchange ("AMEX") under the trading symbol "CFW." For the years ended June 30, 2007 and 2008, the following table sets forth the high and low sales prices per share of common stock for each quarterly period. On September 10, 2008, the closing sale price on the AMEX was $2.70.

	Fiscal 2008		Fiscal 2007	
	High	Low	High	Low
Fiscal Quarter				
First Quarter Ended September 30	$7.42	$5.05	$6.40	$3.69
Second Quarter Ended December 31	$8.85	$5.94	$5.80	$3.90
Third Quarter Ended March 31	$7.50	$3.85	$5.47	$4.15
Fourth Quarter Ended June 30	$9.40	$4.29	$6.46	$4.40

Holders

As of September 10, 2008, our shares of common stock were held by approximately 127 stockholders of record. In many instances, a record stockholder is a broker or other entity holding shares in street name for one or more customers who beneficially own the shares. We estimate that, as of September 10, 2008, there were approximately 4,000 beneficial holders who own our common stock in street name.

Dividends

We have not declared any dividends to date on our common stock. We have no present intention of paying any cash dividends on our common stock in the foreseeable future, as we intend to use earnings, if any, to generate growth. Our credit agreements do not permit us to pay dividends on our common stock. In addition, the terms of our Series D Convertible Preferred Stock do not permit us to pay dividends on our common stock without the approval of the holders of a majority of the Series D Convertible Preferred Stock.

For the year ended June 30, 2008, the preferred dividend was $4.1 million, of which $2.1 million pertained to holders of the PIK dividend option.

Except as set forth below, during the year ended June 30, 2008, there were no equity securities issued pursuant to transactions exempt from the registration requirements under the Securities Act of 1933, as amended, that were not disclosed previously in Current Reports on Form 8-K or Quarterly Reports on Form 10-Q.

On June 20, 2008, 67 shares of our Preferred Stock were converted by Investor Company, as nominee for Trapeze Capital Corp., into 11,859 shares of Cano common stock. Of the shares of common stock issued, 11,652 shares were issued based on the $5.75 conversion price of the Preferred Stock and 207 shares were issued in lieu of the accrued but unpaid dividends from April 1, 2008 to June 20, 2008 pursuant to the terms of the Preferred Stock. The shares of common stock were issued in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

The following shares of our common stock were delivered to us during the fourth quarter of 2008 to satisfy tax withholding obligations:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2008 through April 30, 2008	—	—	—	—
May 1, 2008 through May 31, 2008	—	—	—	—
June 1, 2008 through June 30, 2008	6,000	$8.19	—	—
Total	6,000	$8.19	—	—

These shares were delivered by Morris B. Smith pursuant to the terms of the Cano Petroleum, Inc. 2005 Long-Term Incentive Plan, to satisfy tax withholding obligations related to the vesting of his restricted stock awards.

Performance Graph

The following performance graph compares the cumulative total stockholder return on our common stock with the Standard & Poor's 500 Stock Index (the "S&P 500") and the S&P Supercomposite Oil & Gas Exploration & Production Index for the period from June 4, 2004 to June 30, 2008, assuming an initial investment of $100 and the reinvestment of all dividends, if any.



450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
6/4/2004
6/30/2005
6/30/2006
6/30/2007
6/30/2008
CANO PETROLEUM
S&P 500 Total Returns
S&P Supercomposite Oil & Gas Exploration & Production Index

Item 6. Selected Financial Data

The following selected financial information (which is not covered by the report of an independent registered public accounting firm) is summarized from our results of operations for the five-year period ended June 30, 2008 and should be read in conjunction with the consolidated financial statements and the notes thereto included in "*Item 8. Financial Statements and Supplementary Data.*"

	Years Ended June 30,				
In Thousands, Except Per Share Data	**2008**	**2007**	**2006**	**2005**	**2004**
Operating Revenues:					
Total operating revenues	$44,663	$28,353	$15,861	$3,764	$8
Operating Expenses:					
Lease operating	15,521	10,885	6,241	2,069	44
Production and ad valorem taxes	3,354	2,465	1,154	223	1
General and administrative	14,883	12,756	7,623	4,754	341
Depletion and depreciation	5,009	4,306	1,847	371	4
Accretion of discount on asset retirement obligations	219	140	90	48	1
Total operating expenses	38,986	30,552	16,955	7,465	391
Income (loss) from operations:	5,677	(2,199)	(1,094)	(3,701)	(383)
Other income (expense):					
Unrealized loss on commodity derivatives	(29,370)	(1,810)	(3,246)	—	—
Realized gain (loss) on commodity derivatives	(2,585)	963	541	—	—
Interest expense and other	(981)	(2,308)	(2,302)	12	—
Total other income (expense)	(32,936)	(3,155)	(5,007)	12	—
Loss from continuing operations before income tax benefit	(27,259)	(5,354)	(6,101)	(3,689)	(383)
Deferred income tax benefit	9,787	1,919	3,771	—	—
Loss from continuing operations	(17,472)	(3,435)	(2,330)	(3,689)	(383)
Income (loss) from discontinued operations, net of related taxes	(49)	2,645	486	716	—
Preferred stock discount	—	—	—	417	—
Preferred stock dividend	4,083	3,169	—	—	—
Net loss applicable to common stock	$(21,604)	$(3,959)	$(1,844)	$(3,390)	$(383)
Net income (loss) applicable to common stock:					
Continuing operations	(21,555)	(6,604)	(2,330)	(4,106)	(383)
Discontinued operations	(49)	2,645	486	716	—
Net loss applicable to common stock	$(21,604)	$(3,959)	$(1,844)	$(3,390)	$(383)
Net loss per share—basic and diluted	$(0.60)	$(0.13)	$(0.08)	$(0.29)	$(0.05)
Weighted average common shares outstanding					
Basic and diluted	35,829	30,758	22,364	11,839	7,312
CASH FLOW DATA:					
Cash flow provided by (used in):					
Operating activities	$17,028	$2,658	$(6,083)	$(501)	$(634)
Investing activities	(84,751)	(39,854)	(78,365)	(10,726)	(1,249)
Financing activities	66,301	38,670	84,948	9,797	3,438

	Years Ended June 30,				
	2008	2007	2006	2005	2004
BALANCE SHEET DATA:					
Cash and cash equivalents	$697	$2,119	$645	$145	$1,575
Total assets	277,808	201,469	146,949	17,578	3,341
Long-term debt	73,500	33,500	68,750	—	—
Temporary equity—Series D convertible preferred stock and paid-in kind dividend; liquidation preference is $48,353	45,086	47,596	—	—	—
Stockholders' equity	83,850	68,861	40,636	15,391	2,933
Pro Forma—Long-term debt(1)	19,500	—	—	—	—
Pro Forma—Stockholders' equity(1)	137,813	—	—	—	—

(1) On July 1, 2008, we completed the sale of 7,000,000 shares of our common stock through an underwritten offering at a share price of $8.00 per share ($7.75 net to us) resulting in net proceeds of approximately $54.0 million after underwriting discounts and commissions and expenses. We used the net proceeds from the offering to pay down debt.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed under the captions "Business and Properties," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this annual report may constitute "forward-looking" statements for purposes of the Securities Act of 1933, and the Securities Exchange Act of 1934 and, as such, may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. When used in this report, the words "anticipates," "estimates," "plans," "believes," "continues," "expects," "projections," "forecasts," "intends," "may," "might," "could," "should," and similar expressions are intended to be among the statements that identify forward-looking statements. Various factors could cause the actual results, performance or achievements to differ materially from our expectations. When considering our forward-looking statements, keep in mind the risk factors and other cautionary statements disclosed in this report ("Cautionary Statements"), including, without limitation, those statements made in conjunction with the forward-looking statements included under the captions identified above and otherwise herein. All written and oral forward-looking statements attributable to us are qualified in their entirety by the Cautionary Statements. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by law and you are cautioned not to place undue reliance on a forward-looking statement.

Overview

Introduction

We are a growing independent oil and natural gas company that is primarily utilizing waterflooding and enhanced oil recovery techniques to increase production and reserves at our existing properties and properties we may acquire in the future. Our assets are located onshore U.S. in Texas, New Mexico and Oklahoma. Our focus on domestic, mature oil fields eliminates exploration risk and the uncertainty of international development.

During our first three years of operations, our primary focus was to achieve growth through acquiring existing, mature oil and natural gas fields. We believe the portfolio of oil and natural gas properties that we have acquired provides ample opportunities to apply our operational strategy. We will continue to evaluate acquisition targets that are consistent with our operational strategy.

During the fiscal year ended June 30, 2008, our primary emphasis was to achieve growth by developing our existing oil and natural gas properties through development activities such as waterflooding and EOR technology. These development activities are more clearly described under "Capital Development Update."

As of June 30, 2008, we had proved reserves of 53.2 MMBOE, of which 10.6 MMBOE were PDP, 2.5 MMBOE were PDNP, and 40.1 MMBOE were PUD. PDP reserves increased by 2.1 million to 10.6 MMBOE from 8.5 MMBOE at June 30, 2007 after considering production of 0.5 MMBOE for the twelve months ended June 30, 2008. The increase in PDP reserves was primarily driven by conversion of 1.4 MMBOE from PUD to PDP based upon initial response at the Cockrell Ranch waterflood. The remaining 0.7 MMBOE increase resulted from our infill drilling program at the Cato Properties. Crude oil reserves accounted for 72% of our total reserves at June 30, 2008.

Notwithstanding our PDP growth, overall estimated proved oil and natural gas reserves decreased approximately 20% to 53.2 MMBOE as of June 30, 2008, as compared to 66.7 MMBOE as of June 30, 2007. The decrease in total proved reserves was primarily driven by revisions to our five-year development plan based on current industry practice that placed many reserves outside the window of allowed proved reserves classification and reduced the allowed PUD locations booked per PDP location. We also adjusted our five-year development plan due to lower than expected performance at our Barnett Shale project.

Capital Development Update

For the year ended June 30, 2008 ("2008 Fiscal Year"), we incurred $89.2 million of capital expenditures ($87.8 million spent) to implement developmental projects at our existing fields to increase reserves; convert existing PUD reserves to PDP reserves, and increase production.

For the year ending June 30, 2009 ("2009 Fiscal Year"), we have a capital development budget of $97.5 million, which is projected to be spent as follows:

- $40.0 million at the Cato Properties
- $37.0 million at the Panhandle Properties
- $10.0 million at the Nowata Properties
- $ 6.7 million at the Desdemona Properties—Waterflood
- $ 3.0 million at the Desdemona Properties—Barnett Shale
- $ 0.8 million at other projects

Our capital development program includes the drilling of 114 new wells. The financing of our capital expenditures is discussed below under "Liquidity and Capital Resources." The status of our capital development activity during the 2008 Fiscal Year and planned activity during the 2009 Fiscal Year is summarized as follows:

Panhandle Properties. Proved reserves as of June 30, 2008 attributable to the Panhandle Properties are 30.1 MMBOE, of which 5.0 MMBOE are PDP and 25.1 MMBOE are PUD. As previously discussed, during the 2008 Fiscal Year, 1.4 MMBOE of PUD waterflood reserves were converted to PDP reserves based on the positive response seen at the Cockrell Ranch Unit waterflood. The 1.4 MMBOE represents approximately one-third of the June 30, 2007 PUD reserves. The remaining two-thirds continue to be classified as PUD reserves. Gross oil production during June 2008 exceeded 2,500 BOE, a three-fold increase from February 2008. Full injection of over 50,000 BWIPD is continuing at the Cockrell Ranch Unit and the cumulative injected pore volume is over 20%, or .20 PVI. Extensive well surveillance is being performed to install larger pumping units and optimize production. Additionally, 16 injection wells have been worked over to optimize and redirect water injection into the highest remaining oil saturation intervals of the Brown Dolomite formation. Total fluid production has increased to over 9,000 barrels per day and we are starting to see the first signs of increases in injection well pressure. This is the initial sign of placing injected water into "unswept" areas of the formation, which have higher remaining oil saturations, which should result in varying degrees of increasing oil production in the next three to six months.

The next project phase of our waterflood project at the Panhandle Properties consists of six separate "mini" phases on reduced well spacing that will allow us to accelerate the development of this property. The tighter spacing and smaller development patterns should allow quicker permitting and response times, and allow a larger development bandwidth over a greater acreage position in the field. We anticipate drilling 43 new wells to facilitate waterflood development. Including the increases in the Cockrell Ranch Unit, as previously discussed, field production decreased by 80 BOEPD during April and May 2008 as unscheduled gas plant maintenance and the initiation of a field-wide chemical treatment program took a large number of non-waterflood wells offline. Current Net Production is approximately 600 BOEPD.

Cato Properties. Proved reserves as of June 30, 2008 attributable to the Cato Properties are 13.5 MMBOE, of which 0.7 MMBOE are PDP, 0.7 MMBOE are PDNP and 12.1 MMBOE are PUD. These properties include roughly 20,000 acres across three fields in Chavez and Roosevelt Counties, New Mexico. The prime asset is the roughly 15,000 acre Cato Field, which produces from the historically prolific San Andres formation, which has been successfully waterflooded in the Permian Basin for over 30 years. There were two successful waterflood pilots conducted in the field in the 1970's by Shell and Amoco. We believe the PDP reserve increase of 0.7 MMBOE resulting from our infill drilling program during the 2008 Fiscal Year provides support for our plans for continued capital development at the Cato Properties. The drilling results for the 2008 Fiscal Year included 30 wells drilled, 28 of which were to develop the Cato waterflood on 20-acre spacing. Two wells were drilled on 40 acre spacing to test other undrilled acres of the field. Additionally, over 35 wells were returned to production ("RTP"). The results of our RTP program and drilling increased production from 35 BOEPD during April 2007 to over 240 BOEPD in April 2008. The development plan for the 2009 Fiscal Year is to drill 48 new waterflood pattern wells and initiate water injection. We presented our waterflood application to the New Mexico Oil and Gas Conservation Commission in May 2008 and stand ready to commence ten water injection wells once the permit application is approved. We will be in a position to initiate water injection in ten additional wells at the Cato field within 60 days of permit receipt. Current Net Production is approximately 350 BOEPD.

During May 2008, we released the drilling rig to concentrate on waterflood facility infrastructure and no new wells have been brought on-line since then. In July 2008, we reinstated our drilling program. Pipe was set on the first new well on July 10, 2008. Production is expected to increase from the restarted 20-acre infill drilling program in the near-term.

Desdemona Properties. Proved reserves as of June 30, 2008 attributable to the Desdemona Properties are 4.0 MMBOE, of which 0.5 MMBOE are PDP, 1.2 MMBOE are PDNP and 2.3 BOE are PUD. Current Net Production is approximately 65 BOEPD.

Desdemona Properties—Waterflood. We drilled and completed 11 required replacement wells to initiate the development of the Duke Sand Waterflood on the Desdemona Properties during the 2008 Fiscal Year. Procurement and infrastructure development of the waterflood facilities was completed in September 2007. Water injection commenced in September 2007. To date, we have injected over 1 million barrels of water into a pilot location of the Duke Sand reservoir. Since this is a peripheral flood pattern, the time between pumping water into the reservoir and a response will be longer than at conventional patterns. We continue to monitor the results and while we have seen positive oil production and fluid production levels in the pattern wells, we do not expect to see meaningful response from this waterflood until the second calendar quarter of 2009. Contingent on the success of the pilot, we have planned capital expenditures of $6.7 million for the continued development of this waterflood.

Desdemona Properties—Barnett Shale. We have successfully drilled and completed wells in the Barnett Shale formation in Eastland, Erath and Commanche Counties, located approximately 50 miles west of established Barnett Shale production in the Fort Worth Basin, Texas. We drilled fifteen vertical wells during the fiscal year ended June 30, 2007 (the "2007 Fiscal Year") to delineate the lateral extent of the Barnett Shale formation within the roughly 11,000 acres of our Desdemona Properties. The results of the vertical well test program provided encouraging results that allowed us to initiate our Horizontal Well Development Program in the field.

We drilled four horizontal wells at the end of the 2007 Fiscal Year and continued with four more early in the 2008 Fiscal Year. Our 2007 Fiscal Year year-end reserves were based on our vertical test results and analogs. We internally estimated 80 total horizontal locations on roughly 120 acre spacing, of which 76 future horizontal locations were considered for PUD reserves. We booked proved reserves of 6.8 MMBOE for the Barnett Shale at June 30, 2007. Of this amount, 6.0 MMBOE were PUD reserves. We also have the Marble Falls formation re-completion potential in all of our vertical and horizontal Barnett Shale wells. Based on the three existing Marble Falls re-completions producing in the field for the 2007 Fiscal Year, we booked 4.0 MMBOE of proved reserves, of which 3.9 MMBOE were PUD reserves in the Marble Falls formation. In response to low natural gas prices during the first quarter of our 2008 Fiscal Year, we elected to defer the drilling program in the Barnett Shale. Since there was no drilling for the remainder of the 2008 Fiscal Year, normal field decline was experienced. For determining year-end reserves for the 2008 Fiscal Year, we considered the lower performance from the existing wells and, based on current industry practice, limited the number of PUD locations that could be booked against existing wells. Therefore, PUD reserves were reduced by approximately 3 MMBOE due to lower performance results from the existing wells and further reduced by another 5 MMBOE as the number of PUD drilling locations decreased from 76 to 40. These horizontal wells had high initial rates of over 1.5 MMCFPD but experienced a large amount of water production. We subsequently received permission from the Texas Railroad Commission to inject the Barnett Shale water production into our Desdemona Duke Sand Waterflood project. Barnett Shale production for 2008 Fiscal Year averaged approximately 600 MCFPD. We have budgeted $3 million in our 2009 Fiscal Year capital development budget to drill two Barnett Shale wells to test other areas of the field and to ensure additional water supply for the Duke Sand Waterflood project

Nowata Properties. Proved reserves as of June 30, 2008 attributable to the Nowata Properties are 1.5 MMBOE, all of which are PDP. Current Net Production is approximately 220 BOEPD. Our ASP tertiary recovery pilot project has been in full operation since December 2007. To date, we have injected close to .12 PVI of ASP. We expect an initial response to the ASP pilot by the end of the 2008 calendar year. We also plan to drill ten new wells during the 2009 Fiscal Year if we receive positive results from the ASP pilot.

Davenport Properties. Proved reserves as of June 30, 2008 attributable to the Davenport Properties are 1.5 MMBOE, of which 1.0 MMBOE are PDP and 0.5 MMBOE are PDNP. Current Net Production is approximately

80 BOEPD. During the 2008 Fiscal Year, we returned five injector wells and four producing wells as we progressed toward optimizing the waterflood pattern. We are currently evaluating the sale of these properties.

Pantwist Properties. Proved reserves as of June 30, 2008 attributable to the Pantwist Properties are 2.4 MMBOE, of which 1.9 MMBOE are PDP and 0.5 MMBOE are PUD. Current Net Production is approximately 320 BOEPD. On September 5, 2008, we entered into an agreement to sell our 100% membership interest in Pantwist, LLC for $42.7 million cash, subject to closing adjustments. The sale has an effective date of July 1, 2008 and we expect to finalize the sale on or before October 1, 2008. The primary asset of the Pantwist, LLC is the Pantwist Properties.

Corsicana Properties. The Corsicana Properties were the subject of a proved surfactant-polymer chemical injection pilot in the 1980s. Proved reserves as of June 30, 2008 attributable to the Corsicana Properties is 114 MBOE, of which 16 MBOE are PDP and 98 MBOE are PUD. We drilled and completed 16 pattern replacement wells in order to reinstate a prior waterflood in this field during the 2007 Fiscal Year. We received the required permits to inject water in June 2007. The waterflood was successfully re-instated in December 2007. We achieved full injection of 4,000 BWIPD and are monitoring initial flood results. We experienced production rates of 2 to 6 BOEPD during the quarter ended June 30, 2008. We have been pleased with the remaining oil saturations in this field and coupled with the prior successful polymer pilot in this field in the 1980's, we believe this field is a prime ASP candidate. Once the waterflood response and laboratory results are analyzed, we anticipate evaluating an ASP pilot in the field during the second half of calendar year 2008. Current Net Production is approximately 3 BOEPD.

After paying down outstanding debt and the possible payment of a portion of the Series D Preferred Stock, based on the positive development results seen from our 2008 Fiscal Year capital programs at the Panhandle and Cato Properties, we expect to commit any remaining net proceeds from the sale of the Pantwist Properties, as previously discussed, to continued development of these two properties and/or to strategic acquisitions.

Industry Conditions

We believe significant acquisition opportunities exist and will continue to exist as major energy companies and larger independents continue to focus their attention and resources toward the discovery and development of large fields. Management expects the trend of the past several years to continue where larger companies have been divesting mature oilfields. This trend should provide ample opportunities for smaller independent companies to acquire and exploit mature U.S. fields. We expect, however, that there will be increased competition for such properties in the future.

Our Strategy

- ***Exploit and Develop Existing Properties.*** We believe we have acquired an attractive portfolio of assets to implement our business plan. We intend to add proved reserves to, and increase production from, our existing properties through the application of advanced EOR technologies, including water, gas and chemical flooding and other techniques.

- ***Acquire Strategic Assets.*** We seek to acquire low-cost assets with reserves suitable for EOR techniques in the onshore U.S. We will continue to target acquisitions that meet our engineering and operational standards in a financially prudent manner.

- ***No Exploration Risk.*** Our portfolio is comprised of mature fields with proven reserves, existing infrastructure and abundant technical information. Accordingly, our production growth is not dependent on exploration drilling and the high degree of speculation associated with making new discoveries.

EOR techniques involve significant capital investment and an extended period of time, generally a year or longer, until production increases. Generally, surfactant-polymer injection is regarded as more risky compared to waterflood operations. Our ability to successfully convert PUD reserves to PDP reserves will be contingent upon our ability to obtain future financing and/or raise additional capital. Further, there are inherent uncertainties associated with the production of oil and natural gas as well as price volatility. See "*Risk Factors.*"

Liquidity and Capital Resources

Our primary sources of capital and liquidity have been issuance of equity securities, borrowings under our credit agreements, and cash flows from operating activities. These sources are discussed in greater detail below.

Common Issuance Completed July 1, 2008

On July 1, 2008, we completed the sale of 7,000,000 shares of our common stock through an underwritten offering at a share price of $8.00 per share ($7.75 net to us) resulting in net proceeds of approximately $54.0 million after underwriting discounts and commissions and expenses.

We used the net proceeds of approximately $54.0 million from the offering to pay down debt which will subsequently be drawn in order to finance (i) existing development activities in certain core areas such as the Panhandle and Cato properties, (ii) selective acquisitions and (iii) general corporate purposes.

Private Placement

On November 7, 2007, we sold in a private placement 3.5 million shares of our common stock at $7.15 per share for net proceeds of $23.4 million after deducting issuance costs of $1.6 million. The net proceeds were used to pay down our long-term debt due under our senior credit agreement.

Warrants

As discussed below under *"September 2006 Financing,"* we had outstanding warrants totaling 1,646,061 common shares at an exercise price of $4.79 per share that were to expire on March 6, 2008. The warrants were exercised as follows:

- 1,084,345 warrants were exercised for cash for which we received $5.2 million for the issuance of 1,084,345 common shares.
- 561,291 warrants were exercised in a cashless manner, for the issuance of 144,506 common shares.
- 425 warrants were not exercised, and expired pursuant to their terms.

As of June 30, 2008, we no longer have any outstanding warrants.

September 2006 Financing

On September 6, 2006, we sold in a private placement 49,116 shares of Series D Convertible Preferred Stock at a price of $1,000.00 per share and 6,584,247 shares of common stock at a price of $4.83 per share, the three day average closing price of the stock prior to the execution of the definitive agreements, plus a warrant component. The Preferred Stock has a 7.875% dividend and features a paid-in-kind ("PIK") provision that allows, at the investor's option, the investor to receive additional shares of common stock upon conversion for the dividend in lieu of a cash dividend payment. Holders of approximately 55% of the Preferred Stock chose the PIK dividend option. The Preferred Stock is convertible to common stock at a price of $5.75 per share and the common stock was subject to 25% warrant coverage at an exercise price of $4.79 per share. The warrant component provided for the purchase of 1,646,061 common shares and expired on March 6, 2008, as previously discussed. If any Preferred Stock remains outstanding on September 6, 2011, we are required to redeem the Preferred Stock for a redemption amount in cash equal to the stated value of the Preferred Stock, plus accrued dividends and PIK dividends. Gross proceeds from the transactions were $80.9 million, of which $49.1 million was attributable to the Preferred Stock, and $31.8 million was attributable to the common stock and warrants. Net proceeds were $75.5 million after deducting issuance costs of $5.4 million.

Cash proceeds from the September 2006 financing were used to repay long-term debt (Note 4 to the consolidated financial statements), for general corporate purposes and to fund our capital expenditures development.

For the twelve months ended June 30, 2008, the preferred dividend was $4.1 million, of which $2.1 million pertained to holders of the PIK dividend option. For the twelve months ended June 30, 2007, the preferred dividend was $3.2 million, of which $1.7 million pertained to holders of the PIK dividend option.

Credit Agreements

At June 30, 2008, our total outstanding long-term debt was $73.5 million, which consisted of $58.5 million due under the senior credit agreement and $15.0 million due under the subordinated credit agreement. At June 30, 2008 and 2007, the weighted average interest rate for the two agreements was 6.33% and 7.46%, respectively. As discussed under Note 2 to the consolidated financial statements, we received $54.0 million from the sale common stock completed on July 1, 2008. The pro forma balance sheet information presented as part of our consolidated balance sheets reflects the use of the $54.0 million proceeds to paydown long-term debt, which reduced the long-term debt balance to $19.5 million at July 1, 2008. The senior and subordinated credit agreements are discussed in greater detail below.

Senior Credit Agreement

On November 29, 2005, we entered into a $100 million senior credit agreement with lenders led by Union Bank of California, N.A. ("UBOC"), as administrative agent and as issuing lender. Pursuant to the terms of the senior credit agreement, a borrowing base based on our proved reserves is redetermined every six months with one optional redetermination allowed between scheduled redeterminations. On September 7, 2007, the lenders approved the borrowing base amount of $60.0 million, which remains unchanged at June 30, 2008. As of June 30, 2008, the unused borrowing base commitment was $1.5 million. As a result of the previously discussed $54.0 million paydown on July, 1, 2008, the unused borrowing base commitment was $55.5 million as of July 1, 2008. As of September 8, 2008, the unused borrowing base commitment was $46.3 million.

The outstanding principal is due on or before November 29, 2009 unless, pursuant to the terms of the senior credit agreement, specific events of default occur as a result of which all outstanding principal and all accrued interest may be accelerated. Such specific events of default, include, but are not limited to: payment defaults; breaches of representations and warranties-, and covenants insolvency; a "change of control" in our ownership as described in the senior credit agreement, and a "material adverse change" as described in the senior credit agreement.

Subject to certain restrictions, the senior credit agreement permits the issuance of convertible notes and equity. If we are not in default under the senior credit agreement, we may make interest payments on any convertible notes and dividend payments on any preferred equity securities.

The senior credit agreement requires us to comply with certain credit metrics, such as certain ratios of debt to EBITDA (as defined in the senior credit agreement), current assets to current liabilities, and EBITDA to interest. Each metric is further defined below.

> The leverage ratio is as follows: (a) for each fiscal quarter ending prior to December 31, 2008, the ratio of (i) Consolidated Debt (as defined in the senior credit agreement) to (ii) consolidated EBITDA for the four fiscal quarter period then ended must not be greater than 5.00 to 1.00; (b) at the end of each fiscal quarter ending on or after December 31, 2008 but prior to June 30, 2009, the ratio shall not be greater than 4.50 to 1.00; and (c) at the end of each fiscal quarter ending on or after June 30, 2009, the ratio shall not be greater than 4.00 to 1.00. For the purposes of calculating the leverage ratio, the definition of "Consolidated Debt" shall not include "Debt" outstanding under Preferred Stock as discussed in Note 2 to the consolidated financial statements. Amendment No. 12, effective as of June 30, 2008, permitted us to reduce Consolidated Debt by the $54.0 million of proceeds from the sale of common stock discussed in Note 2 to the consolidated financial statements in order to compute the leverage ratio at June 30, 2008.

> The current ratio specifies that the ratio of (i) current assets to (ii) current liabilities must not be less than 1:00 to 1:00 for each financial quarter. For purposes of computing the current ratio, current assets and liabilities arising from SFAS Nos. 133 and 143 shall be excluded. The definition of current assets includes un-borrowed amounts under our borrowing base. Amendment No. 11, dated as of June 27, 2008, permits us to increase the unborrowed amount under the borrowing base by the $54.0 million of proceeds from the sale of common stock discussed in Note 2 to the consolidated financial statements in order to compute the current ratio at June 30, 2008.

The interest coverage ratio is the ratio of our consolidated EBITDA for the four fiscal quarter period then ended to our consolidated Interest Expense for the four fiscal quarters then ended and must be at least 2.00 to 1.00. The definition of "Interest Expense" shall include cash dividends paid under our Preferred Stock, but shall exclude PIK (non-cash) dividends under Preferred Stock, as discussed in Note 2 to the consolidated financial statements.

We were in compliance with these metrics as of June 30, 2008.

At our option, the interest rate is computed based on either (i) on the prime rate plus the applicable margin ranging up to 1.00% based on the utilization level or (ii) on the LIBOR rate applicable to the interest period plus the applicable margin ranging from 1.75% to 2.50% based on the utilization level. At June 30, 2008 and 2007, the interest rate was 5.76% and 7.46%, respectively. For loans that are three months or less in maturity, interest is due on the maturity date of such loan. For loans that are in excess of three months, interest is due every three months.

The senior credit agreement imposes certain restrictions on us and our subsidiaries, subject to specific exceptions, including, but not limited to, the following: (i) incurring additional liens; (ii) incurring additional debt; (iii) merging or consolidating or selling, transferring, assigning, farming-out, conveying or otherwise disposing of any property; (iv) making certain payments, including cash dividends to our stockholders; (v) making any loans, advances or capital contributions to, or making any investment in, or purchasing or committing to purchase any stock or other securities or evidences of indebtedness or interests in any person or any oil and natural gas properties or activities related to oil and natural gas properties unless with regard to new oil and natural gas properties, such properties are mortgaged to UBOC, as administrative agent, or with regard to new subsidiaries, such subsidiaries execute a guaranty, pledge agreement, security agreement and mortgage in favor of UBOC, as administrative agent; and (vi) entering into affiliate transactions on terms that are not at least as favorable to us as comparable arm's length transactions.

In addition, we are required to hedge our exposure to commodity price risk associated with expected oil and natural gas production. The senior credit agreement requires the hedges to cover no less than 50% and no greater than 85% of our crude oil and natural gas production attributable to PDP reserves for at least three years as of the end of each six month period. Our commodity derivatives are further discussed in Note 5 to the consolidated financial statements.

As security for our obligations under the senior credit agreement: (i) eight of our subsidiaries have guaranteed all of our obligations; (ii) we, together with eight of our subsidiaries, have executed mortgages in favor of UBOC, as collateral trustee, covering oil and natural gas properties located in Texas, Oklahoma and New Mexico; (iii) we, together with eight of our subsidiaries, have granted a security interest in favor of UBOC, as collateral trustee, in substantially all of our assets; and (iv) we and two of our subsidiaries have pledged our ownership interests in eight of our subsidiaries to UBOC, as collateral trustee.

Subordinated Credit Agreement

On March 17, 2008, we entered into a $25.0 million subordinated credit agreement with UnionBanCal Equities, Inc. ("UBE") as the administrative agent. The initial amount available for borrowing was $15.0 million which was drawn on March 18, 2008 and used to reduce the outstanding amount under our $100.0 million senior credit agreement. Pursuant to the terms of the subordinated credit agreement, we may request additional borrowings of up to $10.0 million with the lenders determining in their own discretion whether to permit such additional borrowings. Any additional borrowings must be used to reduce the outstanding amount under the senior credit agreement.

At our option, the interest rate is computed based on either (i) the prime rate plus the applicable margin of (a) 4.75% if the Consolidated Debt (as defined in the subordinated credit agreement) to consolidated EBITDA (as defined in the subordinated credit agreement) ratio is less than or equal to 4.00 to 1.00 or (b) 5.00% if the Consolidated Debt to consolidated EBITDA ratio is greater than 4.00 to 1.00 or (ii) the LIBOR rate plus the applicable margin of (a) 5.75% if the Consolidated Debt to consolidated EBITDA ratio is less than or equal to 4.00 to 1.00 or (b) 6.00% if the Consolidated Debt to consolidated EBITDA ratio is greater than 4.00 to 1.00. At June 30, 2008, the interest rate was 8.56% based on LIBOR plus 5.75%. If the interest rate is based on the prime rate, interest payments are due quarterly, and if the interest rate is based on the LIBOR rate, interest payments are due every three months.

Unless specific events of default occur, the maturity date is March 17, 2011, subject to our right to request up to two extensions of one year each with the lenders determining in their own discretion whether to permit such extensions.

Specific events of default which could cause all outstanding principal and accrued interest to be accelerated, include, but are not limited to, payment defaults, breaches of representations and warranties and covenants by us, certain cross-defaults, insolvency, a change in control or a material adverse change (as both terms are defined in the subordinated credit agreement). All unpaid principal and interest amounts are due at maturity.

The subordinated credit agreement contains certain negative covenants for us including, but not limited to, covenants, subject to certain exceptions, against the following: (i) incurring additional liens, (ii) incurring additional debt; (iii) merging or consolidating or selling, transferring, assigning, farming-out, conveying or otherwise disposing of any property, (iv) making certain payments, including cash dividends to our common stockholders, (v) making any loans, advances or capital contributions to, or making any investment in, or purchasing or committing to purchase any stock or other securities or evidences of indebtedness or interest in any person or oil and gas properties or activities related to oil and gas properties unless (a) with regard to new oil and gas properties, such properties are mortgaged to UBE as administrative agent, or (b) with regard to new subsidiaries, such subsidiaries execute a guaranty, pledge agreement, security agreement or mortgage in favor of UBE, as administrative agent, and (vi) entering into affiliate transactions on terms that are not at least as favorable to us as comparable arm's length transactions.

We must also comply with certain financial ratios previously described under *"Senior Credit Agreement"*. The current ratio must not be less than 1.00 to 1.00 for each fiscal quarter. Amendment No. 1 dated as of June 27, 2008 permits us to increase the current assets by the $54.0 million of proceeds from the sale of common stock previously discussed in Note 2 to the consolidated statements in order to compute the current ratio at June 30, 2008. The leverage ratio must not be greater than 5.00 to 1.00. Amendment No. 2 dated as of June 30, 2008 permits us to reduce Consolidated Debt by the $54.0 million of proceeds from the sale of common stock discussed in Note 2 to the consolidated financial statements in order to compute the leverage ratio at June 30, 2008.The interest coverage ratio must not be less than 1.50 to 1.00. The subordinated credit agreement also specifies that the ratio of Total Present Value (as defined in the subordinated credit agreement) to Consolidated Debt must not be less than 1.50 to 1.00. We were in compliance with these ratios as of June 30, 2008.

In addition, we are required to maintain the current hedges as summarized in Note 5 to the consolidated financial statements until their stated maturity and, unless otherwise agreed by the lenders, we are required to maintain hedges covering at least 50% and no greater than 85% of our crude oil and natural gas production attributable to PDP reserves for at least three years as of the end of each six month period.

As security for our obligations under the subordinated credit agreement: (i) eight of our subsidiaries have guaranteed all of our obligations; (ii) we, together with eight of our subsidiaries; have executed mortgages covering oil and natural gas properties located in Texas, Oklahoma and New Mexico; (iii) we, together with eight of our subsidiaries, have granted a security interest in substantially all of our assets; and (iv) we and two subsidiaries have pledged our ownership interests in eight of our subsidiaries.

Cash Flows from Operating Activities and Other Capital Resources

At June 30, 2008, our cash balance was $0.7 million. We had cash provided by operating activities of $17.0 million during the 2008 Fiscal Year, which was an improvement of $14.3 million as compared to the $2.7 million provided by operations for the 2007 Fiscal Year. The $14.3 million improvement is largely attributable to improved earnings from operations as discussed under "*Results of Operations—Years Ended June 30, 2008, 2007, and 2006*" and to the release of restrictions related to $6.0 million of restricted cash. As discussed in Note 12 to the consolidated financial statements, an amendment to the senior credit agreement permits use of the $6.0 million of restricted cash for general corporate purposes, in addition to attorneys' fees, settlement amounts and other litigation expenses incurred to defend and/or settle the fire litigation discussed in Note 12 to the consolidated financial statements. As of June 30, 2008, we had fully expended the restricted cash and we no longer had a balance for restricted cash. At June 30, 2008, we had unused borrowing capacity of $1.5 million; however, after the $54.0 million paydown of long-term debt from the equity issuance completed on July 1, 2008, as discussed in Note 2 to the consolidated financial statements, we had unused borrowing capacity of $55.5 million. The average interest rate of our debt was 6.33% at June 30, 2008.

We believe the combination of cash on hand, cash flow generated from operations, available debt of $55.5 million under our credit agreements (as of June 30, 2008, pro-forma for the effect of the July 2008 equity capital raise, as previously discussed), and access to the capital markets for future public and/or private debt or equity issuances should be sufficient to finance our working capital needs and the $97.5 million capital expenditure program for the 2009

Fiscal Year, discussed under *"Overview—Capital Development Update."* However, no assurance may be given that we will be successful in improving our operating results, the success of our field developmental activities during the next twelve months or that we can successfully access capital markets for debt or equity issuances.

On September 5, 2008, we entered into an agreement to sell our 100% membership interest in Pantwist, LLC for $42.7 million cash, subject to closing adjustments. The sale has an effective date of July 1, 2008, and we expect to finalize the sale on or before October 1, 2008. The primary asset of the Pantwist, LLC is the Pantwist Properties. After paying down outstanding debt and the possible payment of a portion of the Series D Preferred Stock, we expect to commit any remaining net proceeds from the sale of the Pantwist Properties, when finalized, to continued development of the Panhandle and Cato Properties and/or to strategic acquisitions.

Results of Operations—Years Ended June 30, 2008, 2007, and 2006

Overall

For the 2008 Fiscal Year, we had a loss applicable to common stock of $21.6 million, which is $17.6 million higher than the $4.0 million loss applicable to common stock for the 2007 Fiscal Year. Increased revenues of $16.3 million, increased deferred tax benefit of $7.9 million and lower interest expense of $1.3 million were more than offset by higher unrealized loss on commodity derivatives of $27.6 million, increased operating expenses of $8.4 million, lower income from discontinued operations of $2.7 million, reduced income from realized gain (loss) on commodity derivatives of $3.5 million and higher Preferred Stock dividends of $0.9 million representing a full year of dividends in the 2008 Fiscal Year.

For the 2007 Fiscal Year, we had a loss applicable to common stock of $4.0 million, which is $2.2 million higher than the $1.8 million loss applicable to common stock incurred for the year ended June 30, 2006 ("the 2006 Fiscal Year"). Increased revenues of $12.5 million, increased income from discontinued operations of $2.2 million, decreased unrealized loss on commodity derivatives of $1.4 million and increased income from realized gain (loss) on commodity derivatives of $0.4 million were more than offset by increased operating expenses of $13.6 million, increased Preferred Stock dividends of $3.2 million, as the 2006 Fiscal Year did not have Preferred Stock, and decreased deferred income tax benefit of $1.9 million.

Operating Revenues

The table below summarizes our operating revenues for the years ended June 30, 2008, 2007, and 2006.

	Year Ended June 30,			Increase (Decrease)	
	2008	2007	2006	2008 v. 2007	2007 v. 2006
Operating Revenues *(In Thousands)*	$44,663	$28,353	$15,861	$16,310	$12,492
Sales:					
Oil (MBbls)	297	274	180	23	94
Gas (MMcf)	1,345	1,313	531	32	782
MBOE	521	493	268	28	225
Average Price					
$/Bbl	$94.12	$61.95	$63.32	$32.17	$(1.37)
$/Mcf	$12.22	$8.67	$8.38	$3.55	$.29
$/BOE	$85.79	$57.55	$59.03	$28.24	$(1.48)

2008 Fiscal Year v. 2007 Fiscal Year

The 2008 Fiscal Year operating revenues of $44.7 million represent an improvement of $16.3 million as compared to the 2007 Fiscal Year operating revenues of $28.4 million. The $16.3 million improvement is primarily attributable to:

- Higher realized prices received for crude oil and natural gas sales, as shown in the above table, which led to increases of $9.9 million and $5.4 million, respectively, and

- Including a full twelve months of Cato Properties operating revenues versus three months in 2007 Fiscal Year.

2007 Fiscal Year v. 2006 Fiscal Year

The 2007 Fiscal Year operating revenues of $28.4 million represent an improvement of $12.5 million as compared to the 2006 Fiscal Year operating revenues of $15.9 million. The $12.5 million improvement is primarily attributable to:

- Including a full twelve months of Panhandle and Pantwist Properties operating revenues in the 2007 Fiscal Year versus the 2006 Fiscal Year including seven months of Panhandle Properties' revenue and two months of Pantwist Properties' revenue,

- Increased production from the Desdemona, Davenport and Nowata Properties ($0.4 million and 9 MBOE of sales), and

- Including three months of operating revenues for the acquired Cato Properties in the 2007 Fiscal Year.

The average price we received for our crude oil sales is generally at or above market prices received at the wellhead (other than at the Cato Properties). The average price we receive for our natural gas sales is approximately the market price received at the wellhead less transportation and marketing expenses.

We expect to grow sales through our development plans as previously discussed under *"Overview—Capital Development Update."*

Operating Expenses

2008 Fiscal Year v. 2007 Fiscal Year

For the 2008 Fiscal Year, our total operating expenses were $39.0 million, or $8.4 million higher than the 2007 Fiscal Year of $30.6 million. The $8.4 million increase is primarily attributed to:

- increased lease operating expenses of $4.6 million,

- higher general and administrative expenses of $2.1 million,

- higher production and ad valorem taxes of $0.9 million, and

- increased depletion and depreciation expense of $0.7 million.

2007 Fiscal Year v. 2006 Fiscal Year

For the 2007 Fiscal Year, our total operating expenses were $30.6 million, or $13.6 million higher than the 2006 Fiscal Year operating expenses of $17.0 million. The $13.6 million increase is primarily attributed to:

- Including a full twelve months of Panhandle and Pantwist Properties operating expenses in the 2007 Fiscal Year, accounted for $6.9 million of the increase. The 2006 Fiscal Year included seven months of Panhandle Properties' operating activities and two months of Pantwist Properties' operating activities,

- Higher general and administrative expenses of $5.2 million, and

- Higher operating expenses due to increased sales volumes, as discussed under "Operating Revenues."

Lease Operating Expenses

Our lease operating expenses ("LOE") consist of the costs of producing crude oil and natural gas such as labor, supplies, repairs, maintenance, workovers and utilities.

For the 2008 Fiscal Year, our LOE was $15.5 million, which is $4.6 million higher as compared to the 2007 Fiscal Year LOE of $10.9 million. We have incurred higher LOE due to the inclusion of the Cato Properties, increased lifting costs at the Desdemona Properties, increased workover rig expenses at the Panhandle and Pantwist Properties, increased electricity expense, increased crude oil and natural gas sales (as discussed previously) and generally higher costs for goods and services. The 2008 Fiscal Year has a full year of Cato Properties' operating results versus three months in the 2007 Fiscal Year. Our LOE per BOE has increased from $21.78 during the 2007 Fiscal Year to $29.53 for the 2008 Fiscal Year, for the reasons previously discussed.

For the 2007 Fiscal Year, our LOE was $10.9 million, which is $4.6 million higher as compared to the 2006 Fiscal Year LOE of $6.2 million. The $4.6 million increase is attributable to the inclusion of a full twelve months of Panhandle and Pantwist Properties operating results, and to support increased crude oil and natural gas sales volumes, as previously discussed under *"Operating Revenues."* For the 2007 Fiscal Year, the LOE per BOE was $21.78, which was lower than the LOE per BOE of $22.10 incurred during the 2006 Fiscal Year.

We generally incur a high amount of LOE because our fields are more mature and typically produce less oil and more water, and they are generally at the end of the primary or secondary production cycle. However, we expect the LOE per BOE to decrease during the 2009 Fiscal Year as production increases from the waterflood and EOR development activities we are implementing as discussed under the *"Overview—Capital Development Update."*

General and Administrative Expenses

Our general and administrative ("G&A") expenses consist of support services for our operating activities and investor relations costs.

2008 Fiscal Year v. 2007 Fiscal Year

For the 2008 Fiscal Year, our G&A expenses totaled $14.9 million, which is $2.1 million higher than Fiscal Year 2007 of $12.8 million. The primary contributors to the $2.1 million increase were:

- Increased stock compensation expense of $2.1 million resulting from the issuance of stock options as discussed in Note 8 to the consolidated financial statements and the issuance of restricted shares as discussed in Note 9 to the consolidated financial statements,

- Increased labor and staffing costs of $0.3 million, which includes the accrual of bonuses earned during the 2008 Fiscal Year and the payment of bonuses during the quarter ended December 31, 2007, and

- Higher legal fees of $0.3 million pertaining to the fire litigation as discussed in Note 12 to the consolidated financial statements.

These increases were partially offset by lower fees of $0.3 million for accounting services to achieve full compliance with Section 404 of the Sarbanes-Oxley Act and reductions totaling $0.3 million pertaining to other expenses.

For the 2008 Fiscal Year and 2007 Fiscal Year, our payroll and payroll-related costs were $4.4 million and $4.1 million, respectively, of our total G&A expenses. We expect these costs to continue to increase because the recent growth in the petroleum industry has increased competition for labor resources and because we seek to increase total employees due to continued growth.

2007 Fiscal Year v. 2006 Fiscal Year

For the 2007 Fiscal Year, our G&A expenses totaled $12.8 million, which is $5.2 million higher than the 2006 Fiscal Year G&A expenses of $7.6 million. The primary contributors to the $5.2 million increase were:

- Increased labor and staffing costs of $1.4 million,

- Higher legal fees of $1.6 million to comply with regulatory requirements and for litigation,

- Increased fees of $0.8 million for accounting services we incurred in connection with SEC reporting and to achieve full compliance with the Section 404 of the Sarbanes-Oxley Act,

- Added expenses of $0.4 million to maintain the Panhandle Properties' offices, and

- Other increases totaling $1.0 million including, higher office rent expenses, increased board of director compensation and increased insurance costs.

Depletion and Depreciation

For the 2008 Fiscal Year, our depletion and depreciation expense was $5.0 million, an increase of $0.7 million as compared to the 2007 Fiscal Year depletion and depreciation expense of $4.3 million. This includes depletion expense pertaining to our oil and natural gas properties, and depreciation expense pertaining to our field operations vehicles and equipment, natural gas plant, office furniture and computers. The increase is due to increased crude oil and natural gas sales volumes as previously discussed under *"Operating Revenues"* and higher per BOE depletion rates. For the 2008 Fiscal Year, our depletion rate pertaining to our oil and gas properties was $8.26 per BOE, as compared to 2007 Fiscal Year rate of $7.08 per BOE. The higher depletion rates resulted from a reduction of reserves for the Desdemona—Barnett Shale and Pantwist Properties, as discussed in Note 14 to the consolidated financial statements, and higher depletion rates attributed to the Cato Properties.

For the 2007 Fiscal Year, our depletion and depreciation expense was $4.3 million, an increase of $2.5 million as compared to the 2006 Fiscal Year depletion and depreciation expense of $1.8 million. The increase is due to increased crude oil and natural gas sales volumes as previously discussed under *"Operating Revenues"* and higher depletion rates. For the 2007 Fiscal Year, our depletion rate pertaining to our oil and gas properties was $7.08 per BOE as compared to the 2006 Fiscal Year rate of $5.85 per BOE. The higher depletion rates are attributable to higher rates pertaining to the gas production from the Desdemona—Barnett Shale Property, reduced proved producing reserves for the Panhandle Properties and higher rates attributed to the Cato Properties acquired in March 2007.

Production and Ad Valorem Taxes

For the 2008, 2007 and 2006 Fiscal Years, production and ad valorem taxes were $3.4 million, $2.5 million, and $1.2 million, respectively. The annual increases are attributable to higher revenues, as previously discussed.

Interest Expense

For 2008, 2007 and 2006 Fiscal Years, we incurred interest expense of $1.0 million, $2.3 million and $2.3 million, respectively, as a direct result of the credit agreements we entered into, as discussed in Note 4 to the consolidated financial statements and under *"Liquidity and Capital Resources—Credit Agreements."* The interest expense for the 2008 and 2007 Fiscal Years was impacted by $2.5 million and $0.3 million, respectively, of interest cost that was capitalized to the waterflood and ASP projects discussed under the *"Overview—Capital Development Update."* The total interest cost (including capitalized interest) of $3.5 million during the current year is $0.9 million higher than the comparable amount of $2.6 million for the prior year due to higher debt balances incurred during the current year. The total interest cost of $2.6 million for the 2007 Fiscal Year is comparable to that of the 2006 Fiscal Year.

Unrealized Loss on Commodity Derivatives

As discussed in Note 5 to the consolidated financial statements, as required by our credit agreements, we have entered into commodity derivative contracts for crude oil and natural gas production. For the 2008 Fiscal Year, we recorded an unrealized loss of $29.4 million to reflect the fair value of the commodity derivatives as of June 30, 2008. The $29.4 million unrealized loss is $27.6 million higher than the 2007 Fiscal Year unrealized loss of $1.8 million. The 2006 Fiscal Year unrealized loss was $3.2 million.

The unrealized loss is a non-cash charge resulting from the mark-to-market valuation of our commodity derivatives that pertains to future periods. Of the $29.4 million amount for the 2008 Fiscal Year, $26.5 million pertained to the costless collars, which did not require any initial cash outlay and do not involve future cash outlay unless the NYMEX crude oil and natural gas prices exceed the ceiling prices as specified in the table in Note 5 to the consolidated financial statements.

Regarding the $29.4 million unrealized loss on commodity derivatives for the 2008 Fiscal Year, $23.8 million occurred during the quarter ended June 30, 2008. This resulted from significant price increases for both oil and natural gas during the quarter ended June 30, 2008 which increased our derivative liabilities due under our commodity derivatives at June 30, 2008.

By their nature, the value of these commodity derivatives can be highly volatile which can cause fluctuations in our earnings. A ten percent change in these prices for our derivative instruments can impact earnings by approximately $2.6 million.

Realized Gain (Loss) on Commodity Derivatives

During the 2008 Fiscal Year, there were net settlements under our derivative agreements due to our counterparty of $2.6 million, as compared to the 2007 and 2006 Fiscal Years for which we received net settlements from our counterparty of $1.0 million and $0.5 million, respectively.

For the 2008, 2007 and 2006 Fiscal Years, the settlements received by us primarily resulted from cumulative monthly payments we received from a counterparty since the NYMEX natural gas price was lower than the natural gas floor prices, which ranged between $7.50 and $8.50 per Mcf. For the 2008 Fiscal Year, the settlements paid by us were cumulative monthly payments we made to our counterparty since the NYMEX crude oil price was higher than the crude oil ceiling prices of $83 and $86 per barrel that expired on June 30, 2008, and for ceiling prices specified under our costless collars. Our commodity derivative agreements are discussed in greater detail in Note 5 to the consolidated financial statements.

Income Tax Benefit

For the 2008, 2007, and 2006 Fiscal Years, we recorded a deferred income tax benefit of $9.8 million, $1.9 million and $3.8 million, respectively. For the 2006 Fiscal Year, the $3.8 million benefit amounts to an effective tax rate of approximately 65%, due to recording the effect of a change in enacted rates in the State of Texas in May 2006, amounting to $1,840,000. See Note 11 to our consolidated financial statements for more information. The effective rate for both the 2008 and 2007 Fiscal Years was approximately 36%.

Income from Discontinued Operations

On June 11, 2007, pursuant to the terms of an Agreement for Purchase and Sale, we sold our interests in certain Rich Valley properties located in Oklahoma and Kansas ("Rich Valley Properties") to Anadarko Minerals, Inc. for net proceeds of $6.9 million cash. The sale of the Rich Valley Properties resulted in a pre-tax gain of $3.8 million. For the 2007 Fiscal Year, we recognized income from the discontinued operations of $2.6 million. For the 2008 Fiscal Year, we recognized a loss from discontinued operations of $49,000 due to the payment of Oklahoma sales taxes on the sale of these properties. The sale is discussed in greater detail at Note 6 to the consolidated financial statements.

Preferred Stock Dividend

For the 2008 and 2007 Fiscal Years, we incurred $4.1 million and $3.2 million respectively, of Preferred Stock dividends as a result from the Preferred Stock financing, which was completed on September 6, 2006, as discussed in Note 2 to the consolidated financial statements and above under *"Liquidity and Capital Resources—September 2006 Financing."* The 2008 Fiscal Year amount includes $0.5 million of federal tax we were required to withhold in accordance with internal revenue service regulations from September 2006 through June 2008. These amounts did not have a material effect to our prior period financial statements. We did not have Preferred Stock dividends during the 2006 Fiscal Year.

Contractual Obligations

The following table sets forth our contractual obligations in thousands at June 30, 2008 for the periods shown:

Amounts in $000s	Total	Less than One Year	One To Three Years	Three to Five Years	More Than Five Years
Long-term debt(1)	$73,500	$—	$58,500	$15,000	$—
Operating lease obligations (See Note 12)	1,160	410	750	—	—
Total contractual obligations	$74,660	$410	$59,250	$15,000	$—

(1) The senior and subordinated credit agreements mature on November 29, 2009 and March 17, 2011, respectively. On July 1, 2008, as discussed in Note 2 to the consolidated financial statements, we paid down $54.0 million on the senior credit agreement to reduce the long-term debt balance to $19.5 million. At September 8, 2008, there was $28.7 million combined long-term debt outstanding under the two credit agreements.

Off Balance Sheet Arrangements

Our off balance sheet arrangements are limited to operating leases that have not and are not reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Selected Quarterly Financial Data (Unaudited)

We derived the selected historical financial data in the table below from our unaudited interim consolidated financial statements. The sum of net income per share by quarter may not equal the net income per share for the year due to variations in the weighted average shares outstanding used in computing such amounts. The historical data presented here are only a summary and should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

In Thousands, Except Per Share Data	Sept. 30	Dec. 31	Mar. 31	June 30
Fiscal Year Ended June 30, 2008				
Operating revenues from continuing operations	$8,721	$10,019	$11,655	$14,268
Operating income from continuing operations	108	1,111	2,076	2,382
Loss from continuing operations	(278)	(641)	(1,050)	(15,503)(a)
Loss from discontinued operations, net of tax	—	(49)	—	—
Net loss applicable to common stock	(1,245)	(1,578)	(1,927)	(16,854)(a)
Net loss per share—basic and diluted	(0.04)	(0.04)	(0.05)	(0.47)(a)
Fiscal Year Ended June 30, 2007				
Operating revenues from continuing operations	$7,675	$6,158	$5,883	$8,637
Operating income (loss) from continuing operations	133	(425)	(1,587)	(320)
Net loss from continuing operations	(443)	(530)	(2,251)	(211)
Income from discontinued operations, net of tax	75	85	60	2,425
Net income (loss) applicable to common stock	(636)	(1,412)	(3,158)	1,247
Net income (loss) per share—basic and diluted	(0.02)	(0.04)	(0.10)	0.03

(a) For the quarter ended June 30, 2008, our results of operations were impacted by the $23.8 million unrealized loss on commodity derivatives. This resulted from significant price increases for both oil and natural gas during the quarter ended June 30, 2008 which increased our derivative liabilities due under our commodity derivatives at June 30, 2008.

Critical Accounting Policies

We have identified the critical accounting policies used in the preparation of our financial statements. These are the accounting policies that we have determined involve the most complex or subjective decisions or assessments.

We prepared our consolidated financial statements in accordance with United States generally accepted accounting principles ("GAAP"). GAAP requires management to make judgments and estimates, including choices between acceptable GAAP alternatives.

Oil and Natural Gas Properties and Equipment

We follow the successful efforts method of accounting. All developmental costs are capitalized. We are predominately engaged in the acquisition and development of proved reserves as opposed to exploration activities. The property costs reflected in the accompanying consolidated balance sheets resulted from acquisitions and development activity. Capitalized overhead costs that directly relate to our drilling and development activities were $0.8 million and $0.5 million, for the years ended June 30, 2008 and 2007, respectively. We recorded capitalized interest costs of $2.5 million and $0.3 million for the years ended June 30, 2008 and 2007, respectively. We record capitalized interest for projects that have an expected cost of at least $1.5 million and a development period of at least six months.

Depreciation and depletion of producing properties is computed on the unit-of-production method based on estimated proved oil and natural gas reserves. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized.

Our unit-of-production amortization rates are revised on a quarterly basis. Our development costs and lease and wellhead equipment are depleted based on proved developed reserves. Our leasehold costs are depleted based on total proved reserves. Investments in major development projects are not depleted until proved reserves associated with the projects can be determined or until impairment occurs. As of June 30, 2008 and 2007, capitalized costs related to waterflood and ASP projects that are in process and not subject to depletion amounted to $47.6 million and $22.8 million, respectively.

At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of our properties is compared to management's future estimated pre-tax cash flow from the properties. If undiscounted cash flows are less than the carrying value, then the asset value is written down to fair value. Impairment of individually significant unproved properties is assessed on a property-by-property basis, and impairment of other unproved properties is assessed and amortized on an aggregate basis. We had no significant unproved properties at June 30, 2008 or 2007. No impairment was necessary for the years ended June 30, 2008, 2007 or 2006.

Estimates of Proved Reserves

The term proved reserves is defined by the Securities and Exchange Commission in Rule 4-10(a) of Regulation S-X adopted under the Securities Act of 1933, as amended. In general, proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological or engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Our estimates of proved reserves materially impact depletion expense. If proved reserves decline, then the rate at which we record depletion expense increases, increasing net loss. A decline in estimates of proved reserves may result from lower prices, evaluation of additional operating history, mechanical problems on our wells and catastrophic events such as explosions, hurricanes and floods. Lower prices also may make it uneconomical to drill wells or produce from fields with high operating costs. In addition, a decline in proved reserves may impact our assessment of our oil and natural gas properties for impairment.

Our proved reserve estimates are a function of many assumptions, all of which could deviate materially from actual results. As such, reserve estimates may vary materially from the ultimate quantities of oil and natural gas actually produced.

Asset Retirement Obligation

Our financial statements reflect the fair value for any asset retirement obligation that can be reasonably estimated. The retirement obligation is recorded as a liability at its estimated present value at the asset's inception, with an offsetting increase to producing properties on the consolidated balance sheets. Periodic accretion of the discount of the estimated liability is recorded as an expense in the consolidated statements of operations.

Revenue Recognition

We recognize revenue when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser receives or collects the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that accounts receivable from those purchasers are collectible. The point of sale for our oil and natural gas production is at our applicable field gathering systems; therefore, we do not incur transportation costs related to our sales of oil and natural gas production.

As previously discussed, we sold our crude oil and natural gas production to several independent purchasers. During the year ended June 30, 2008, we had sales of 10% or more of our total revenues to four customers which represented 33%, 18%, 15% and 14% of total operating revenue, respectively. During the year ended June 30, 2007, we had sales of 10% or more of our total revenues to four customers which represented 36%, 18%, 17% and 16% of total operating revenue, respectively. During the year ended June 30, 2006, we had sales to primarily five customers which represented 29%, 25%, 12%, 12% and 10% of total operating revenue, respectively.

Stock-Based Compensation Expense

We account for share-based payment arrangements with employees and directors at their grant-date fair value and record the related expense over the requisite service period.

Commodity Derivatives

We are required to hedge a portion of our production at specified prices for oil and natural gas under the senior and subordinated credit agreements, as discussed in Note 5 to the consolidated financial statements. The objective is to reduce our exposure to declining commodity prices. By locking in minimum prices, we protect the outstanding debt amounts and maximize the funds available under our existing credit agreements, which helps us to support our annual capital budgeting and expenditure plans. We have entered into commodity derivatives that involve "costless collars" and price floors for our crude oil and natural gas production. These derivatives are recorded as derivative assets and liabilities on our consolidated balance sheets and are measured at fair value.

We do not designate our commodity derivatives as cash flow or fair value hedges. We do not hold or issue commodity derivatives for speculative or trading purposes. We are exposed to credit losses in the event of nonperformance by the counterparty to our commodity derivatives. We anticipate, however, that our counterparties will be able to fully satisfy their obligations under the commodity derivatives contracts. We do not obtain collateral or other security to support our commodity derivatives contracts subject to credit risk and we monitor the credit standing of the counterparties.

Changes in the fair values of our derivative instruments are recorded immediately in earnings as unrealized gains or losses on commodity derivatives on our consolidated statements of operations. Cash flows resulting from the settlement of our derivative instruments are recorded as realized gains or losses on commodity derivatives on the consolidated statements of operations.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("SFAS No. 157") was issued by the Financial Accounting Standards Board ("FASB") in September 2006. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 57 applies to other accounting pronouncements that require or permit fair value measurement. No new requirements are included in SFAS No. 157, but application of SFAS No. 157 will result in additional disclosure requirements. We will adopt SFAS No. 157 on July 1, 2008. We do not expect adoption of SFAS No. 157 will have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will adopt SFAS No. 159 on July 1, 2008. We do not expect adoption of SFAS No. 159 will have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). Among other things, SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. This standard will change our accounting treatment for business combinations on a prospective basis.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. Minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. It also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary and requires expanded disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. We do not expect the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement 133* ("SFAS No. 161"). SFAS No. 161 amends and expands SFAS No. 133 to enhance required disclosures regarding derivatives and hedging activities. It requires companies to provide additional disclosure to discuss the uses of derivative instruments; the accounting for derivative instruments and related hedged items under SFAS No. 133; and how derivative instruments and related hedged items affect the company's financial position, financial performance and cash flows. We will adopt SFAS No. 161 on July 1, 2009. We do not expect the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Pursuant to our credit agreements, we are subject to risks associated with interest rate fluctuations, as described under *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreements."* During our fiscal year ended June 30, 2008, if there had been an increase in the interest rate of 1%, our total interest cost would have increased by $481,000 annually.

Commodity Risk

Our revenues are derived from the sale of our crude oil and natural gas production. The prices for oil and natural gas are extremely volatile and sometimes experience large fluctuations as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Pursuant to our credit agreements discussed in Note 4 to the consolidated financial statements, we are required to enter into commodity derivative contracts to mitigate price risk on at least 50% and no greater than 85% of our crude oil and natural gas production attributable to PDP reserves for at least three years as of the end of each six month period. Therefore, for the hedged production, we will receive at least the floor prices.

Assuming that the prices that we receive for our crude oil and natural gas production are above the floor prices, based on our actual fiscal year sales volumes for the year ended June 30, 2008, a 10% decline in the prices we receive for our crude oil and natural gas production would have had an approximate $4.5 million impact on our revenues.

As a direct result of the subordinated credit agreement, we entered into "costless collar" financial contracts with UBOC as follows:

Time Period	Floor Oil Price	Ceiling Oil Price	Barrels Per Day	Floor Gas Price	Ceiling Gas Price	Mcf per Day	Barrels of Equivalent Oil per Day
4/1/08 - 12/31/08	$80.00	$117.50	367	$7.75	$11.40	1,867	678
1/1/09 - 12/31/09	$80.00	$110.90	367	$7.75	$10.60	1,667	644
1/1/10 - 12/31/10	$80.00	$108.20	333	$7.75	$9.85	1,567	594
1/1/11 - 3/31/11	$80.00	$107.30	333	$7.75	$11.60	1,467	578
4/1/08 - 12/31/08	$85.00	$110.60	267	$8.00	$10.90	1,233	472
1/1/09 - 12/31/09	$85.00	$104.40	233	$8.00	$10.15	1,133	422
1/1/10 - 12/31/10	$85.00	$101.50	233	$8.00	$9.40	1,033	406
1/1/11 - 3/31/11	$85.00	$100.50	200	$8.00	$11.05	967	361

Prior to obtaining the subordinated debt, our financial contracts consisted of purchasing price floors. As of June 30, 2008, these financial contracts are summarized in the table below.

Time Period	Floor Oil Price	Barrels per Day	Floor Gas Price	Gas Mcf per Day	Barrels of Equivalent Oil per Day
1/1/08 - 12/31/08	$55	479	$7.50	1,534	735
1/1/08 - 12/31/08	$60	66	$7.60	592	164
1/1/09 - 4/30/09	$60	59	$7.60	559	152
1/1/09 - 12/31/09	$55	395	$7.60	1,644	668
1/1/10 - 6/30/10	$55	365	$7.00	1,657	641
7/1/10 - 12/31/10	$55	395	$7.50	1,957	721

The total volumes covered by "costless collars" and price floors detailed in the above tables are greater than 85% of our crude oil and natural gas production volumes attributable to PDP reserves for at least three years. The lenders under our senior and subordinated credit agreements have approved all commodity derivative contracts.

We computed our mark-to-market valuations used for our commodity derivatives based on assumptions regarding forward prices, volatility and the time value of money. We compared our valuations to our counterparties' valuations to further validate our mark-to-market valuations. During the years ended June 30, 2008, 2007 and 2006, we recognized unrealized loss on commodity derivatives in our consolidated statements of operations amounting to $29.4 million, $1.8 million and $3.2 million, respectively. Of the $29.4 million amount for the year ended June 30, 2008, $26.5 million pertained to the costless collars, which did not require any initial cash outlay and do not involve future cash outlay unless the NYMEX crude oil and natural gas prices exceed the ceiling prices as specified in the table above.

If crude oil prices fell $1 below our hedged crude oil price floor, we would have received approximately $430,000 annually due to having the crude oil price floor hedge in place. If natural gas prices fell $1 below our hedged natural gas price floor, we would have received approximately $1,907,000 annually due to having the natural gas price floor hedge in place.

Item 8. Financial Statements and Supplementary Data

The Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements are set forth beginning on page F-1 of this annual report on Form 10-K and are incorporated herein.

The financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the Notes to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure; and (ii) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of June 30, 2008 were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as that term is defined in Securities Exchange Act of 1934 Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. GAAP. Our control environment is the foundation for our system of internal control over financial reporting and is an integral part of our Code of Ethics and Business Conduct for Officers, Directors and Employees, which sets the tone of our Company. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

In order to evaluate the effectiveness of our internal control over financial reporting as of June 30, 2008, as required by Section 404 of the Sarbanes- Oxley Act of 2002, our management conducted an assessment, including testing, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting and, based on that assessment, determined that our internal control over financial reporting was effective as of June 30, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Hein & Associates LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this annual report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2008. The report, dated September 8, 2008, which expressed an opinion that the Company had maintained effective internal control over financial reporting as of June 30, 2008 based on criteria established in the COSO Framework, is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Cano Petroleum, Inc.
Fort Worth, Texas

We have audited Cano Petroleum Inc.'s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cano Petroleum Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cano Petroleum, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cano Petroleum, Inc. and subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2008 and our report dated September 8, 2008 expressed an unqualified opinion.

HEIN & ASSOCIATES LLP

Dallas, Texas
September 8, 2008

Changes in Internal Controls

During the quarter ended June 30, 2008, there was no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item relating to our (i) directors and executive officers, (ii) audit committee, (iii) Code of Ethics and Business Conduct, (iv) changes in procedures by which security holders may recommend nominees to our board of directors, and (v) compliance with Section 16(a) of the Securities Exchange Act will be set forth in the earlier filed of an amendment to this annual report on Form 10-K or our Proxy Statement relating to the 2008 Annual Meeting of Stockholders, that will be filed with the Securities and Exchange Commission on or prior to October 28, 2008, and that will be incorporated herein by reference.

Item 11. Executive Compensation.

Information required by this item relating to executive compensation will be set forth in the earlier filed of an amendment to this annual report on Form 10-K or our Proxy Statement relating to the 2008 Annual Meeting of Stockholders, that will be filed with the Securities and Exchange Commission on or prior to October 28, 2008, and that will be incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item relating to (i) security ownership of certain beneficial owners and management and (ii) securities authorized for issuance under equity compensation plans will be set forth in the earlier filed of an amendment to this annual report on Form 10-K or our Proxy Statement relating to the 2008 Annual Meeting of Stockholders, that will be filed with the Securities and Exchange Commission on or prior to October 28, 2008, and that will be incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this item relating to (i) certain business relationships and related transactions with management and other related parties and (ii) director independence will be set forth in the earlier filed of an amendment to this annual report on Form 10-K or our Proxy Statement relating to the 2008 Annual Meeting of Stockholders, that will be filed with the Securities and Exchange Commission on or prior to October 28, 2008, and that will be incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information relating to (i) fees billed to the Company by the independent registered public accounting firm for services for the years ended June 30, 2008 and 2007 and (ii) audit committee's pre-approval policies and procedures for audit and non-audit services, will be set forth in the earlier filed of an amendment to this annual report on Form 10-K or our Proxy Statement relating to the 2008 Annual Meeting of Stockholders, that will be filed with the Securities and Exchange Commission on or prior to October 28, 2008, and that will be incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Index to Consolidated Financial Statements, Report of Independent Registered Public Accounting Firm, Consolidated Balance Sheets as of June 30, 2008 and 2007, Consolidated Statements of Operations for each of the three years in the period ended June 30, 2008, Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended June 30, 2008, Consolidated Statements of Cash Flows for each of the three years in the period ended June 30, 2008, and Notes to Consolidated Financial Statements.

2. The financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the Notes to Consolidated Financial Statements.

3. The exhibits required to be filed by this Item 15 are set forth in the Index to Exhibits accompanying this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CANO PETROLEUM, INC.

Date: September 11, 2008 By: /s/ S. JEFFREY JOHNSON

S. Jeffrey Johnson
Chief Executive Officer

Date: September 11, 2008 By: /s/ BENJAMIN DAITCH

Benjamin Daitch
Senior Vice-President and Chief Financial Officer

Date: September 11, 2008 By: /s/ MICHAEL J. RICKETTS

Michael J. Ricketts
Vice-President and Principal Accounting Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of Cano Petroleum, Inc. hereby constitutes and appoints S. Jeffrey Johnson and Benjamin Daitch or either of them (with full power to each of them to act alone), his true and lawful attorney-in-facts and agents, with full power of substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file any and all amendments to this Form 10-K, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as full to all intents and purposes as he himself might or could do if personally present, thereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ S. JEFFREY JOHNSON S. Jeffrey Johnson	Chairman of the Board	September 11, 2008
/s/ RANDALL BOYD Randall Boyd	Director	September 11, 2008
/s/ ROBERT L. GAUDIN Robert L. Gaudin	Director	September 11, 2008
/s/ GERALD W. HADDOCK Gerald W. Haddock	Director	September 11, 2008
/s/ DONALD W. NIEMIEC Donald W. Niemiec	Director	September 11, 2008
/s/ WILLIAM O. POWELL III William O. Powell III	Director	September 11, 2008
/s/ DAVID W. WEHLMANN David W. Wehlmann	Director	September 11, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger made as of the 26th day of May 2004, by and among Huron Ventures, Inc., Davenport Acquisition Corp., Davenport Field Unit Inc., the shareholders of Davenport Field Unit Inc., Cano Energy Corporation and Big Sky Management Ltd., incorporated by reference from Exhibit 99.1 to Current Report on Form 8-K, filed on June 8, 2004.
2.2+	Management Stock Pool Agreement dated May 28, 2004, incorporated by reference from Exhibit 2.2 to Current Report on Form 8-K/A, filed on August 11, 2004.
2.3+	Investment Escrow Agreement dated May 28, 2004, incorporated by reference from Exhibit 2.3 to Current Report on Form 8-K/A, filed on August 11, 2004.
2.4	Stock Purchase Agreement dated June 30, 2004, by and between Cano Petroleum, Inc., as Buyer, and Jerry D. Downey and Karen S. Downey, as Sellers, incorporated by reference from Exhibit 99.1 to Current Report on Form 8-K, filed on July 15, 2004.
2.5	Purchase and Sale Agreement, dated August 16, 2004, by and between Cano Energy Corporation and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K, filed on August 25, 2004.
2.6	Purchase and Sale Agreement, dated September 2, 2004, by and between Nowata Oil Properties LLC and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K, filed on September 20, 2004.
2.7	Purchase and Sale Agreement dated February 6, 2005 by and between Square One Energy, Inc. and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on March 7, 2005.
2.8	Stock Purchase Agreement by and among Cano Petroleum, Inc., W. O. Energy of Nevada, Inc., Miles O'Loughlin and Scott White dated November 29, 2005 (the schedule and exhibits have been omitted from this filing. An exhibit to the schedules and exhibits is contained in the Stock Purchase Agreement and the schedule and exhibits are available to the Securities and Exchange Commission upon request), incorporated by reference from Exhibit 2.1 to Current Report on Form 8-K filed on December 5, 2005.
2.9	Asset Purchase and Sale Agreement among Myriad Resources Corporation, Westland Energy Company and PAMTEX, a Texas general partnership composed of PAMTEX GP1 Ltd. and PAMTEX GP2 Ltd., as Sellers, and Cano Petroleum, Inc. as Buyer dated as of April 25, 2006 (The schedules and exhibits have been omitted from this filling. An exhibit to the schedules and exhibits is contained in the Asset Purchase and Sale Agreement and the schedules and exhibits are available to the Securities and Exchange Commission upon request), incorporated by reference from Exhibit 2.1 to Quarterly Report on Form 10-QSB filed on May 15, 2006.2.10Amendment No. One to Stock Purchase Agreement by and among Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., Estate of Miles O'Loughlin and Scott White dated May 13, 2006 incorporated by reference from Exhibit 2.1 to Current Report on Form 8-K filed on May 15, 2006.
2.11	Purchase and Sale Agreement by and among UHC New Mexico Corporation, as Seller, Cano Petro of New Mexico, Inc., as Buyer, and Cano Petroleum, Inc., for Certain Limited Purposes, dated March 30, 2007, incorporated by reference from Exhibit 2.1 to Current Report on Form 8-K filed on April 4, 2007. (The schedules and exhibits have been omitted from this filing. An exhibit to the schedules and exhibits is contained in the Purchase and Sale Agreement and the schedules and exhibits are available to the Securities and Exchange Commission upon request).
2.12	Agreement for Purchase and Sale among Ladder Companies, Inc. and Tri-Flow, Inc., as Seller, and Anadarko Minerals, Inc., as Buyer, dated June 11, 2007, incorporated by reference from Exhibit 2.1 to Current Report on Form 8-K filed on June 12, 2007. (The schedules and exhibits have been omitted from this filing. An exhibit to the schedules and exhibits is contained in the Agreement for Purchase and Sale and the schedules and exhibits are available to the Securities and Exchange Commission upon request).
3.1	Certificate of Incorporation, incorporated by reference from Exhibit 3.1 to the Company's registration statement on Form 10-SB (File No. 000-50386), filed on September 4, 2003.

Exhibit Number	Description
3.2	Certificate of Ownership, amending the Company's Certificate of Incorporation, incorporated by reference from Exhibit 3.2 to the Company's Annual Report on Form 10-KSB filed on September 23, 2004.
3.3	First Amended and Restated Bylaws, incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K filed on December 7, 2007.
3.4	Designation for Series A Convertible Preferred Stock, included in the Company's Certificate of Incorporation, incorporated by reference from Exhibit 3.1 to the Company's registration statement on Form 10-SB (File No. 000-50386), filed on September 4, 2003.
3.5	Certificate of Designation for Series B Convertible Preferred Stock, incorporated by reference from Exhibit 99.2 to Current Report Form 8-K, filed on June 8, 2004.
3.6	Certificate of Designation for Series C Convertible Preferred Stock, incorporated by reference from Exhibit 99.2 to Current Report Form 8-K, filed with the Securities and Exchange Commission on July 15, 2004.
3.7	Certificate of Designation for Series D Convertible Preferred Stock incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K, filed on September 7, 2006.
3.8	Certificate of Amendment to Certificate of Incorporation, incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K, filed on January 23, 2007.
3.9	Articles of Incorporation of Square One Energy, Inc., incorporated by reference from Exhibit 3.9 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.10	Bylaws of Square One Energy, Inc., incorporated by reference from Exhibit 3.10 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.11	Certificate of Incorporation of Ladder Companies, Inc., incorporated by reference from Exhibit 3.11 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.12	Bylaws of Ladder Companies, Inc., incorporated by reference from Exhibit 3.12 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.13	Articles of Incorporation of W.O. Energy of Nevada, Inc., incorporated by reference from Exhibit 3.13 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.14	Bylaws of W.O. Energy of Nevada, Inc., incorporated by reference from Exhibit 3.14 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.15	Articles of Incorporation of WO Energy, Inc., incorporated by reference from Exhibit 3.15 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.16	Bylaws of WO Energy, Inc., incorporated by reference from Exhibit 3.16 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.17	Certificate of Formation of Pantwist, LLC, incorporated by reference from Exhibit 3.17 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.18	Company Agreement of Pantwist, LLC, incorporated by reference from Exhibit 3.18 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.19	Certificate of Formation of Cano Petro of New Mexico, Inc., incorporated by reference from Exhibit 3.19 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.20	Bylaws of Cano Petro of New Mexico, Inc., incorporated by reference from Exhibit 3.20 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.21	Certificate of Limited Partnership of W.O. Operating Company, Ltd., incorporated by reference from Exhibit 3.21 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.22	Agreement of Limited Partnership of W.O. Operating Company, Ltd., incorporated by reference from Exhibit 3.22 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.23	Certificate of Limited Partnership of W.O. Production Company, Ltd., incorporated by reference from Exhibit 3.23 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.

Exhibit Number	Description
3.24	Agreement of Limited Partnership of W.O. Production Company, Ltd., incorporated by reference from Exhibit 3.24 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.25	Certificate of Amendment to the Certificate of Limited Partnership of W.O. Production Company, Ltd., incorporated by reference from Exhibit 3.1 to the Quarterly Report on Form 10-Q filed on May 8, 2008.
3.26	Certificate of Amendment to the Certificate of Limited Partnership of W.O. Operating Company, Ltd., incorporated by reference from Exhibit 3.2 to the Quarterly Report on Form 10-Q filed on May 8, 2008.4.1Registration Rights Agreement dated August 25, 2006 by and among Cano Petroleum, Inc. and the Buyers listed therein, incorporated by reference from Exhibit 4.1 to Amendment to Current Report on Form 8-K/A filed on August 31, 2006.
4.2	Registration Rights Agreement dated November 2, 2007 by and among Cano Petroleum, Inc. and the Buyers listed therein, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed on November 6, 2007.
4.3	Form of Common Stock certificate, incorporated by reference from Exhibit 4.9 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
10.1+	Stock Option Agreement dated December 16, 2004 between Cano Petroleum, Inc. and Gerald W. Haddock, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on December 16, 2004.
10.2+	2005 Directors' Stock Option Plan, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on June 28, 2005.
10.3	Credit Agreement among Cano Petroleum, Inc., as Borrower, The Lenders Party Hereto From Time to Time, as Lenders, and Union Bank of California, N.A., as Administrative Agent and as issuing Lender, dated November 29, 2005, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on December 5, 2005.
10.4	Guaranty Agreement by and among Ladder Companies, Inc., Square One Energy, Inc., W.O. Energy of Nevada, Inc., W.O. Energy, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd. in favor of Union Bank of California, N.A., as Administrative Agent, dated November 29, 2005, incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed on December 5, 2005.
10.5	Escrow Agreement by and among Cano Petroleum, Inc., Miles O'Loughlin, Scott White and The Bank of New York Trust Company, N.A., as Escrow Agent, dated November 29, 2005, incorporated by reference from Exhibit 10.5 to the Current Report on Form 8-K filed on December 5, 2005.
10.6	Amended and Restated Escrow Agreement dated as of June 18, 2007 by and among Cano Petroleum, Inc., the Estate of Miles O'Loughlin and Scott White, and The Bank of New York Trust Company, N.A., incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on June 21, 2007.
10.7	Pledge Agreement by and among Cano Petroleum, Inc., W. O. Energy of Nevada, Inc. and W O Energy, Inc. in favor of Union Bank of California, N.A., as Administrative Agent, dated November 29, 2005, incorporated by reference from Exhibit 10.6 to the Current Report on Form 8-K dated on December 5, 2005.
10.8	Security Agreement by and among Cano Petroleum, Inc., Ladder Companies Inc., Square One Energy, Inc., W. O. Energy of Nevada, Inc., W O Energy, Inc., W. O. Operating Company, Ltd. and W. O. Petroleum, Ltd., in favor of Union Bank of California N.A. as Administrative Agent, dated November 29, 2005, incorporated by reference from Exhibit 10.7 to the Current Report on Form 8-K filed on December 5, 2005.
10.9+	Cano Petroleum, Inc. 2005 Long-Term Incentive Plan dated December 7, 2005, incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on December 9, 2005.10.10+Form of Stock Option Agreement (December 2005), incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on December 19, 2005.
10.11+	Employment Agreement between Cano Petroleum, Inc. and S. Jeffrey Johnson dated effective January 1, 2006, incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on January 19, 2006.

Exhibit Number	Description
10.12	Gas Purchase Contract between W. O. Operating Company, Ltd. and Duke Field Services L.P. dated November 1, 2003, incorporated by reference from Exhibit 10.19 to the Quarterly Report on Form 10-QSB filed on February 14, 2005.
10.13	Gas Purchase Contract by and between W. O. Operating Company Limited, as Seller, and ONEOK Texas Field Services LP, as Buyer, dated January 1, 2005, incorporated by reference from Exhibit 10.20 to the Quarterly Report on Form 10-QSB filed on February 14, 2005.
10.14	Amendment No. 1 dated February 24, 2006 to the $100,000,000 Credit Agreement among Cano Petroleum, Inc., as Borrower, The Lenders Party Hereto From Time to Time as Lenders and Union Bank of California, N.A., as Administrative Agent and as Issuing Lender dated November 29, 2005 incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on March 1, 2006.
10.15	Amendment No. 2, Assignment and Agreement dated as of April 28, 2006 among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Pantwist, LLC, the Lenders and Union Bank of California, N.A., as Administrative Agent and as Issuing Lender, incorporated by reference from Exhibit 10.7 to Quarterly Report on Form 10-QSB filed on May 15, 2006.
10.16	Supplement No. 1 dated as of April 28, 2006 to the Guaranty Agreement dated as of November 29, 2005, by Pantwist, LLC in favor of Union Bank of California, as Administrative Agent, incorporated by reference from Exhibit 10.9 to Quarterly Report on Form 10-QSB filed May 15, 2006.
10.17	Supplement No. 1 dated as of April 28, 2006 to the Pledge Agreement dated as of November 29, 2005, by Cano Petroleum, Inc., W.O. Energy of Nevada, Inc. and WO Energy, Inc. in favor of Union Bank of California, N.A., as Collateral Trustee, incorporated by reference from Exhibit 10.11 to Quarterly Report Form 10-QSB filed on May 15, 2006.
10.18	Supplement No. 1 dated as of April 28, 2006 to the Security Agreement dated as of November 29, 2005, by Pantwist, LLC in favor of Union Bank of California, N.A., as Collateral Trustee, incorporated by reference from Exhibit 10.12 to Quarterly Report on Form 10-QSB filed on May 15, 2006.
10.19	Amendment No. 3 to Credit Agreement among Cano Petroleum, Inc., a Borrower, Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc. Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natexis Banques Populaires dated May 12, 2006 and effective as of March 31, 2006, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on May 15, 2006.
10.20+	Employment Agreement of Morris B. Smith effective June 1, 2006, incorporated by reference from Exhibit 10.1 on Current Report on Form 8-K filed on June 6, 2006.10.21+Employee Restricted Stock Award Agreement of Morris B. Smith effective June 1, 2006, incorporated by reference from Exhibit 10.5 on Current Report Form 8-K filed on June 6, 2006.
10.22+	Employment Agreement of Patrick McKinney effective June 1, 2006, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on November 9, 2006.
10.23+	First Amendment to Employment Agreement of Patrick McKinney dated November 9, 2006, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on November 9, 2006.
10.24+	Restricted Stock Award Agreement of Patrick McKinney dated June 1, 2006 incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on November 9, 2006.
10.25	Amendment No. 4 to Credit Agreement among Cano Petroleum, Inc., as Borrower, Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natexis Banques Populaires dated June 30, 2006, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on June 7, 2006.
10.26+	Employment Agreement of Michael J. Ricketts effective July 1, 2006, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on August 17, 2006.
10.27+	Employee Restricted Stock Award Agreement of Morris B Smith dated August 11, 2006, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on August 17, 2006.

Exhibit Number	Description
10.28	Securities Purchase Agreement dated August 25, 2006 by and among Cano Petroleum, Inc. and the Buyers listed therein, incorporated by reference from Exhibit 10.1 to Amendment to Current Report on Form 8-K/A filed on August 31, 2006.
10.29+	Amendment No. One dated December 28, 2006 to the Cano Petroleum, Inc. 2005 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on January 4, 2007.
10.30+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and S. Jeffrey Johnson, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on January 4, 2007.
10.31+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and Morris B. Smith, incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on January 4, 2007.
10.32+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and Patrick McKinney, incorporated by reference from Exhibit 10.4 to Current Report on Form 8-K filed on January 4, 2007.
10.33+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and James K. Teringo, Jr., incorporated by reference from Exhibit 10.5 to Current Report on Form 8-K filed on January 4, 2007.
10.34+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and Michael J. Ricketts, incorporated by reference from Exhibit 10.6 to Current Report Form 8-K filed on January 4, 2007.10.35+Stock Option Agreement of Gerald Haddock dated December 28, 2006, incorporated by reference from Exhibit 10.75 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.36+	Stock Option Agreement of Don Dent dated December 28, 2006, incorporated by reference from Exhibit 10.76 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.37+	Stock Option Agreement of Randall Boyd dated December 28, 2006, incorporated by reference from Exhibit 10.77 to Registration Statement on Form S-1 (333126167) filed on January 23, 2007.
10.38+	Stock Option Agreement of James Underwood dated December 28, 2006, incorporated by reference from Exhibit 10.78 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.39+	Stock Option Agreement of Patrick Tolbert dated December 28, 2006, incorporated by reference from Exhibit 10.79 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.40+	Stock Option Agreement of Dennis McCuistion dated December 28, 2006, incorporated by reference from Exhibit 10.80 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.41	Amendment No. 5 and Agreement dated as of March 6, 2007 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender, and Natixis, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on March 12, 2007.
10.42	Supplement No. 2 dated as of March 6, 2007 to the Security Agreement dated as of November 29, 2005, by Cano Petro of New Mexico, Inc. in favor of Union Bank of California, as Collateral Trustee, incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on March 12, 2007.
10.43	Supplement No. 2 dated as of March 6, 2007 to the Guaranty Agreement dated as of November 29, 2005, by Cano Petro of New Mexico, Inc. in favor of Union Bank of California, as Administrative Agent, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on March 12, 2007.

Exhibit Number	Description
10.44	Supplement No. 2 dated as of March 6, 2007 to the Pledge Agreement dated as of November 29, 2005, by Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., and WO Energy, Inc. in favor of Union Bank of California, as Collateral Trustee, incorporated by reference from Exhibit 10.4 to Current Report on Form 8-K filed on March 12, 2007.
10.45	Assignment and Agreement dated as of March 7, 2007 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender, and Natixis, incorporated by reference from Exhibit 10.5 to Current Report on Form 8-K filed on March 12, 2007.10.46+Stock Option Agreement of William O. Powell, dated April 4, 2007, incorporated by reference from Exhibit 10.7 to Quarterly Report on Form 10-Q filed on May 12, 2007.
10.47+	Stock Option Agreement of Robert L. Gaudin, dated April 4, 2007, incorporated by reference from Exhibit 10.8 to Quarterly Report on Form 10-Q filed on May 12, 2007.
10.48+	Stock Option Agreement of Donald W. Niemiec, dated April 4, 2007, incorporated by reference from Exhibit 10.9 to Quarterly Report on Form 10-Q filed on May 12, 2007.
10.49	Settlement Agreement and Release dated February 9, 2007 by and among Mid-Continent Casualty Company, Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and W.O. Energy, Inc., incorporated by reference from Exhibit 10.1 to Registration Statement on Form S-3 (SEC No. 333-138003) filed on April 9, 2007.
10.50+	Separation Agreement, General Release and Covenant Not to Sue dated May 22, 2007 by and between Cano Petroleum, Inc. and James K. Teringo, Jr., incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on May 25, 2007.
10.51+	Form of Restricted Stock Award Agreement (July 2007), incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on July 2, 2007.
10.52+	Form of Nonqualified Stock Option Agreement (July 2007), incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on July 2, 2007.
10.53+	First Amendment to Employment Agreement of Morris B. Smith dated June 29, 2007, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on July 3, 2007.
10.54+	Second Amendment to Employment Agreement of Patrick McKinney dated June 29, 2007, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on July 3, 2007.
10.55+	First Amendment to Employment Agreement of Michael J. Ricketts dated June 29, 2007, incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on July 3, 2007.
10.56+	Form of Amendment to Restricted Stock Award Agreements (August 2007), incorporated by reference from Exhibit 10.96 to Annual Report on Form 10-K filed on September 11, 2007.
10.57+	Form of Restricted Stock Award Agreement (August 2007), incorporated by reference from Exhibit 10.97 to Annual Report on Form 10-K filed on September 11, 2007.
10.58	Amendment No. 6 dated as of August 13, 2007 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender, and Natixis, incorporated by reference from Exhibit 10.98 to Annual Report on Form 10-K filed on September 11, 2007.10.59First Amendment to the Security Agreement dated as of July 9, 2007, by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd. and Union Bank of California, N.A., as Senior Agent, incorporated by reference from Exhibit 10.99 to Annual Report on Form 10-K filed on September 11, 2007.
10.60	First Amendment to the Pledge Agreement dated as of July 9, 2007, by and among Cano Petroleum, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd. and Union Bank of California, N.A., as Senior Agent, incorporated by reference from Exhibit 10.100 to Annual Report on Form 10-K filed on September 11, 2007.

Exhibit Number	Description
10.61+	Audit Committee Chairman Compensation (June 2007), incorporated by reference from Exhibit 10.101 to Annual Report on Form 10-K filed on September 11, 2007.
10.62+	Summary of Acceleration of Vesting and Extension of Exercise Period for Stock Options for Resigning Directors (June 2007), incorporated by reference from Exhibit 10.102 to Annual Report on Form 10-K filed on September 11, 2007.
10.63+	Amendment dated June 29, 2007 to Stock Option Agreement of James Underwood dated December 15, 2005.incorporated by reference from Exhibit 10.103 to Annual Report on From 10-K filed on September 11, 2007.
10.64+	Amendment dated June 29, 2007 to Stock Option Agreement of James Underwood dated December 28, 2006, incorporated by reference from Exhibit 10.104 to Annual Report on Form 10-K filed on September 11, 2007.
10.65	Amendment No. 7 dated as of September 7, 2007 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender, and Natixis, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on September 11, 2007, incorporated by reference from Exhibit 10.105 to Annual Report on From 10-K filed on September 11, 2007.
10.66	Securities Purchase Agreement dated November 2, 2007 by and among Cano Petroleum, Inc. and the Buyers listed therein, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on November 6, 2007.
10.67+	Sponsorship Agreement dated December 16, 2004 by and between R.C. Boyd Enterprises, LLC and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.10 to Quarterly Report on Form 10-Q filed on November 7, 2007.
10.68+	First Amendment dated August 17, 2005 to Sponsorship Agreement by and between R.C. Boyd Enterprises, LLC and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.11 to Quarterly Report on Form 10-Q filed on November 7, 2007.
10.69+	Second Amendment to the Sponsorship Agreement by and between R.C. Boyd Enterprises, LLC and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.12 to Quarterly Report on Form 10-Q filed on November 7, 2007.10.70+Sponsorship Agreement dated December 5, 2007 by and between Cano Petroleum, Inc. and R.C. Boyd Enterprises, LLC, incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
10.71	Amendment No. 8 and Agreement dated as of January 16, 2008 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender and Natixis, incorporated by reference from Exhibit 10.3 to Quarterly Report on Form 10-Q filed on February 8, 2008.
10.72	Amendment dated January 2, 2008 to Stock Option Agreement of Donnie D. Dent dated December 15, 2005, incorporated by reference from Exhibit 10.4 to Quarterly Report on Form 10-Q filed on February 8, 2008.
10.73	Amendment dated January 2, 2008 to Stock Option Agreement of Donnie D. Dent dated December 28, 2006, incorporated by reference from Exhibit 10.5 to Quarterly Report on Form 10-Q filed on February 8, 2008.
10.74+	Board of Directors compensation effective January 1, 2008, incorporated by reference from Exhibit 10.6 to Quarterly Report on Form 10-Q filed on February 8, 2008.
10.75+	2008 Annual Incentive Plan, incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on February 21, 2008.
10.76+	Summary of 2008 Cash Incentive Awards, incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed on February 21, 2008.
10.77+	Summary Sheet of Acceleration of Vesting and Extension of Exercise Period for Resigning Directors (February 14, 2008), incorporated by reference from Exhibit 10.5 to Quarterly Report on Form 10-Q filed on May 8, 2008.

Exhibit Number	Description
10.78	$25,000,000 Subordinated Credit Agreement among Cano Petroleum, Inc. as Borrower, the Lenders Party Hereto from Time to Time as Lenders, and UnionBanCal Equities, Inc. as Administrative Agent dated March 17, 2008, incorporated by reference from Exhibit 10.6 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.79	Subordinated Security Agreement dated as of March 17, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., and UnionBanCal Equities, Inc. as Administrative Agent, incorporated by reference from Exhibit 10.7 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.80	Subordinated Pledge Agreement dated as of March 17, 2008 by and among Cano Petroleum, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc. and UnionBanCal Equities, Inc. as Administrative Agent, incorporated by reference from Exhibit 10.8 to Quarterly Report on Form 10-Q filed on May 8, 2008.10.81Subordinated Guaranty Agreement dated as of March 17, 2008 by Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., and W.O. Production Company, Ltd., in favor of UnionBanCal Equities, Inc. as Administrative Agent, incorporated by reference from Exhibit 10.9 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.82	Amendment No. 9 and Agreement dated as of March 17, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis, incorporated by reference from Exhibit 10.10 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.83	Consent Agreement dated as of February 21, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis, incorporated by reference from Exhibit 10.11 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.84+*	First Amendment to Employment Agreement of S. Jeffrey Johnson dated May 31, 2008.
10.85+*	Second Amendment to Employment Agreement of Morris B. Smith dated May 31, 2008.
10.86+*	Third Amendment to Employment Agreement of Patrick McKinney dated May 31, 2008.
10.87+*	Fourth Amendment to Employment Agreement of Michael J. Ricketts dated May 31, 2008.
10.88+*	Employment Agreement of Phillip Feiner dated May 31, 2008.
10.89+	Employment Agreement of Benjamin Daitch dated June 23, 2008, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on June 24, 2008.
10.90+	Restricted Stock Agreement of Benjamin Daitch dated June 23, 2008, incorporated by reference from Exhibit 1021 to Current Report on Form 8-K filed on June 24, 2008.
10.91*	Amendment No. 10 dated as of June 10, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis.
10.92*	Consent and Amendment No. 11 dated as of June 27, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis.

Exhibit Number	Description
10.93*	Amendment No. 12 and Agreement dated effective June 30, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis.10.94*Consent and Amendment No. 1 by among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., and UnionBanCal Equities, Inc. as Administrative Agent dated as of June 27, 2008.
10.95*	Amendment No. 2 by among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., and UnionBanCal Equities, Inc. as Administrative Agent dated effective June 30, 2008.
12.1*	Ratio of Earnings to Fixed Charges.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Hein & Associates LLP.
23.2*	Consent of Miller & Lents, Ltd., Independent Petroleum Engineers.
23.3*	Consent of Forrest A. Garb & Associates, Inc., Independent Petroleum Engineers.
24.1*	Power of Attorney (included on the signature page hereto).
31.1*	Certification by Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, promulgated pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification by Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, promulgated pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification by Chief Executive Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, promulgated pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification by Chief Financial Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, promulgated pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

\+ Management contract or compensatory plan, contract or arrangement.

Item 8. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Cano Petroleum—Years Ended June 30, 2008, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Cano Petroleum, Inc.
Fort Worth, Texas

We have audited the consolidated balance sheets of Cano Petroleum, Inc. and subsidiaries (collectively, the "Company") as of June 30, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cano Petroleum, Inc. and subsidiaries as of June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 8, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

HEIN & ASSOCIATES LLP

Dallas, Texas
September 8, 2008

CANO PETROLEUM, INC.

CONSOLIDATED BALANCE SHEETS

In Thousands, Except Shares and Per Share Amounts	Pro Forma June 30, 2008 (Unaudited) (Note 2)	June 30, 2008	June 30, 2007
ASSETS			
Current assets			
Cash and cash equivalents	$947	$697	$2,119
Accounts receivable	4,925	4,925	4,081
Deferred tax asset	3,592	3,592	—
Derivative assets	—	—	810
Other current assets	693	693	602
Total current assets	10,157	9,907	7,612
Oil and gas properties, successful efforts method	275,175	275,175	189,843
Less accumulated depletion and depreciation	(10,281)	(10,281)	(6,202)
Net oil and gas properties	264,894	264,894	183,641
Fixed assets and other, net	1,809	2,096	1,548
Restricted cash (Note 12)	—	—	6,000
Derivative assets	125	125	1,882
Goodwill	786	786	786
TOTAL ASSETS	**$277,771**	**$277,808**	**$201,469**
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$8,880	$8,880	$7,509
Oil and gas sales payable	1,649	1,649	1,346
Accrued liabilities	3,010	3,010	1,871
Derivative liability	9,978	9,978	—
Current portion of asset retirement obligations	345	345	264
Total current liabilities	23,862	23,862	10,990
Long-term liabilities			
Long-term debt (Note 4)	19,500	73,500	33,500
Asset retirement obligations	3,058	3,058	2,151
Deferred litigation credit (Note 12)	6,000	6,000	6,000
Derivative liability	16,390	16,390	—
Deferred tax liability	26,062	26,062	32,371
Total liabilities	94,872	148,872	85,012
Temporary equity			
Series D convertible preferred stock and paid-in-kind dividend; par value $.0001 per share, stated value $1,000 per share; 49,116 shares authorized; 44,474 and 49,116 shares issued in 2008 and 2007, respectively; liquidation preference of $48,353 and $50,863, respectively	45,086	45,086	47,596
Commitments and contingencies (Note 12)			
Stockholders' equity			
Common stock, par value $.0001 per share; 100,000,000 authorized; 40,523,168 and 39,254,874 shares issued and outstanding in 2008, respectively; and 33,956,392 and 32,688,098 shares issued and outstanding in 2007, respectively. For pro forma amounts, 47,523,168 and 46,254,874 shares issued and outstanding, respectively	5	4	3
Additional paid-in capital	175,793	121,831	85,239
Accumulated deficit	(37,414)	(37,414)	(15,810)
Treasury stock, at cost; 1,268,294 shares held in escrow	(571)	(571)	(571)
Total stockholders' equity	137,813	83,850	68,861
TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY	**$277,771**	**$277,808**	**$201,469**

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

In Thousands, Except Per Share Data	Years Ended June 30, 2008	2007	2006
Operating Revenues:			
Crude oil sales	$27,908	$16,961	$11,398
Natural gas sales	16,438	11,392	4,450
Other revenue	317	—	13
Total operating revenues	44,663	28,353	15,861
Operating Expenses:			
Lease operating	15,521	10,885	6,241
Production and ad valorem taxes	3,354	2,465	1,154
General and administrative	14,883	12,756	7,623
Depletion and depreciation	5,009	4,306	1,847
Accretion of discount on asset retirement obligations	219	140	90
Total operating expenses	38,986	30,552	16,955
Income (loss) from operations	5,677	(2,199)	(1,094)
Other income (expense):			
Interest expense and other	(981)	(2,308)	(2,302)
Unrealized loss on commodity derivatives	(29,370)	(1,810)	(3,246)
Realized gain (loss) on commodity derivatives	(2,585)	963	541
Total other expense	(32,936)	(3,155)	(5,007)
Loss from continuing operations before income taxes	(27,259)	(5,354)	(6,101)
Income tax benefit	9,787	1,919	3,771
Loss from continuing operations	(17,472)	(3,435)	(2,330)
Income (loss) from discontinued operations, net of related taxes of $27 in 2008, $1,488 in 2007 and $273 in 2006	(49)	2,645	486
Net loss	(17,521)	(790)	(1,844)
Preferred stock dividend	4,083	3,169	—
Net loss applicable to common stock	$(21,604)	$(3,959)	$(1,844)
Net income (loss) per share—basic and diluted			
Continuing operations	$(0.60)	$(0.22)	$(0.10)
Discontinued operations	—	0.09	0.02
Net loss per share—basic and diluted	$(0.60)	$(0.13)	$(0.08)
Weighted average common shares outstanding			
Basic and diluted	35,829	30,758	22,364

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Dollar Amounts in Thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Deferred Compensation	Treasury Stock Shares	Treasury Stock Amount	Total
Balance at July 1, 2005	**20,352,757**	**$2**	**$25,944**	**$(10,006)**	**$(542)**	**15,783**	**$(7)**	**$15,391**
Net proceeds from issuance of common shares	4,703,864	—	18,278	—	—	—	—	18,278
Issuance of common shares for acquisition of oil and gas properties	1,791,320	—	8,240	—	—	—	—	8,240
Stock based compensation	140,000	—	593	—	(22)	—	—	571
Escrow shares returned to Treasury	—	—	—	—	564	1,252,511	(564)	—
Net loss	—	—	—	(1,844)	—	—	—	(1,844)
Balance at June 30, 2006	**26,987,941**	**$2**	**$53,055**	**$(11,850)**	**$—**	**1,268,294**	**$(571)**	**$40,636**
Net proceeds from issuance of common shares and warrants	6,584,247	1	29,683	—	—	—	—	29,684
Issuance of common shares for acquisition of oil and gas properties	404,204	—	1,854	—	—	—	—	1,854
Stock based compensation	(20,000)	—	830	—	—	—	—	830
Forfeiture settlements	—	—	(183)	—	—	—	—	(183)
Preferred stock dividend	—	—	—	(3,170)	—	—	—	(3,170)
Net loss	—	—	—	(790)	—	—	—	(790)
Balance at June 30, 2007	**33,956,392**	**$3**	**$85,239**	**$(15,810)**	**$—**	**1,268,294**	**$(571)**	**$68,861**
Issuance of restricted stock	949,000	—	—	—		—	—	—
Stock based compensation expense	—	—	2,905	—	—	—	—	2,905
Net proceeds from issuance of common shares from private placement and other	3,575,000	1	23,851	—		—	—	23,852
Net proceeds from issuance of common shares for warrants exercised	1,228,851	—	5,194	—		—	—	5,194
Common stock issued for preferred stock conversion	813,925	—	4,642	—	—	—	—	4,642
Preferred stock dividend	—	—	—	(4,083)	—	—	—	(4,083)
Net loss	—	—	—	(17,521)	—	—	—	(17,521)
Balance at June 30, 2008	**40,523,168**	**$4**	**$121,831**	**$(37,414)**	**$—**	**1,268,294**	**$(571)**	**$83,850**
Net proceeds from issuance of common shares on July 1, 2008 (See Note 2)	7,000,000	1	53,962	—	—	—	—	53,963
Pro Forma Balance at June 30, 2008	**47,523,168**	**$5**	**$175,793**	**$(37,414)**	**$—**	**1,268,294**	**$(571)**	**$137,813**

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands	Years Ended June 30, 2008	2007	2006
Cash flow from operating activities:			
Net loss	$(17,521)	$(790)	$(1,844)
Adjustments needed to reconcile net loss to net cash flow provided by (used in) operations:			
Unrealized loss on commodity derivatives	29,370	1,810	3,246
Gain on sale of oil and gas properties	—	(3,811)	—
Accretion of asset retirement obligations	219	140	90
Depletion and depreciation	5,009	4,306	1,847
Stock-based compensation expense	2,905	647	571
Deferred income tax benefit	(9,901)	(484)	(3,498)
Income from discontinued operations	—	133	129
Amortization of debt issuance and prepaid expenses	1,312	2,231	656
Changes in assets and liabilities relating to operations:			
Restricted cash	6,000	(6,000)	—
Accounts receivable	(844)	(521)	(972)
Derivative assets	(291)	(1,619)	(6,128)
Other current assets	(1,077)	(794)	(1,578)
Accounts payable	405	510	1,308
Oil and gas sales payable	303	(232)	483
Accrued liabilities	1,139	1,132	(393)
Deferred litigation credit	—	6,000	—
Net cash provided by (used in) operations	**17,028**	**2,658**	**(6,083)**
Cash flow from investing activities:			
Additions to oil and gas properties, fixed assets and other	(87,751)	(39,986)	(5,832)
Acquisition of oil and gas properties	—	(6,685)	(72,533)
Sale of oil and gas properties	—	6,817	—
Sale of equipment used in oil and gas producing activities	3,000	—	—
Net cash used in investing activities	**(84,751)**	**(39,854)**	**(78,365)**
Cash flow from financing activities:			
Paydown of long-term debt	(23,000)	(68,750)	—
Borrowings of long-term debt	63,000	33,500	67,324
Payments for debt issuance costs	(507)	(190)	(655)
Proceeds from issuance of preferred stock, net	—	45,849	—
Proceeds from issuance of common stock, net	29,046	29,684	18,279
Payment of deferred offering costs	(287)	—	—
Payment of preferred stock dividend	(1,951)	(1,423)	—
Net cash from financing activities	**66,301**	**38,670**	**84,948**
Net increase (decrease) in cash and cash equivalents	(1,422)	1,474	500
Cash and cash equivalents at beginning of period	2,119	645	145
Cash and cash equivalents at end of period	**$697**	**$2,119**	**$645**
Supplemental disclosure of noncash transactions:			
Payments of preferred stock dividend in kind	$2,132	$1,747	$—
Common stock issued for preferred stock conversion	$4,642	$—	$—
Common stock issued for acquisition of oil and gas properties	$—	$1,854	$8,240
Recognition of deferred tax liability for Square One Energy, Inc.	$—	$—	$3,124
Supplemental disclosure of cash transactions:			
Cash paid during the period for interest	$3,298	$3,074	$2,303

See accompanying notes to these consolidated financial statements.

CANO PETROLEUM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cano Petroleum, Inc. (together with its direct and indirect wholly-owned subsidiaries, "Cano," "we," "us," or the "Company") is an independent oil and natural gas company, based in Fort Worth, Texas, that is primarily utilizing waterflooding and enhanced oil recovery techniques to increase production and reserves at our existing properties and properties we may acquire in the future. Our assets are located onshore U.S. in Texas, New Mexico and Oklahoma. Our focus on domestic, mature oil fields eliminates exploration risk and the uncertainty of international development.

Consolidation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of Cano and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. Significant assumptions are required in the valuation of proved oil and natural gas reserves, which may affect the amount at which oil and natural gas properties are recorded. The computation of stock-based compensation expense requires assumptions such as volatility, expected life and the risk-free interest rate. Our liabilities and assets associated with commodity derivatives involve significant assumptions related to volatility and future prices for crude oil and natural gas. It is at least reasonably possible these estimates could be revised in the near term, and these revisions could be material.

Our estimates of proved reserves materially impact depletion expense. If proved reserves decline, then the rate at which we record depletion expense increases, reducing net income. A decline in estimates of proved reserves may result from lower prices, evaluation of additional operating history, mechanical problems at our wells and catastrophic events such as explosions, hurricanes and floods. Lower prices also may make it uneconomical to drill wells or produce from fields with high operating costs. In addition, a decline in proved reserves may impact our assessment of our oil and natural gas properties for impairment.

Our proved reserve estimates are a function of many assumptions, all of which could deviate materially from actual results. As such, reserve estimates may vary materially from the ultimate quantities of oil and natural gas actually produced.

Pro Forma Financial Information

We have presented unaudited pro forma financial information on our consolidated balance sheets and consolidated statements of changes in stockholders' equity, as of June 30, 2008, to present the effects of an equity issuance of approximately $54.0 million, which was finalized on July 1, 2008 as if the equity issuance had occurred on June 30, 2008. This is further discussed under Note 2. We do not believe the equity issuance, if it had occurred on June 30, 2008, would have had a material effect to our consolidated statements of operations.

Oil and Gas Properties and Equipment

We follow the successful efforts method of accounting. All developmental costs are capitalized. We are predominately engaged in the acquisition and development of proved reserves as opposed to exploration activities. The property costs reflected in the accompanying consolidated balance sheets resulted from acquisitions and development activity. Capitalized overhead costs that directly relate to our drilling and development activities were $0.8 million and $0.5 million, for the years ended June 30, 2008 and 2007, respectively. We recorded capitalized interest costs of $2.5 million and $0.3 million for the years ended June 30, 2008 and 2007, respectively. We record capitalized interest for projects that have an expected cost of at least $1.5 million and a development period of at least six months.

Depreciation and depletion of producing properties is computed on the unit-of-production method based on estimated proved oil and natural gas reserves. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized.

Our unit-of-production amortization rates are revised on a quarterly basis. Our development costs and lease and wellhead equipment are depleted based on proved developed reserves. Our leasehold costs are depleted based on total proved reserves. Investments in major development projects are not depleted until such project is substantially complete and producing or until an impairment occurs. As of June 30, 2008 and 2007, capitalized costs related to waterflood and alkaline-surfactant-polymer projects that are in process and not subject to depletion amounted to $47.6 million and $22.8 million, respectively.

At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of our properties is compared to management's future estimated pre-tax cash flow from the properties. If undiscounted cash flows are less than the carrying value, then the asset value is written down to fair value. Impairment of individually significant unproved properties is assessed on a property-by-property basis, and impairment of other unproved properties is assessed and amortized on an aggregate basis. We had no significant unproved properties at June 30, 2008 or 2007. No impairment was necessary for the years ended June 30, 2008, 2007 or 2006.

Asset Retirement Obligation

Our financial statements reflect the fair value for any asset retirement obligation, consisting of future plugging and abandonment expenditures related to our oil and gas properties, which can be reasonably estimated. The asset retirement obligation is recorded as a liability at its estimated present value at the asset's inception, with an offsetting increase to producing properties on the consolidated balance sheets. Periodic accretion of the discount of the estimated liability is recorded as an expense in the consolidated statements of operations.

Goodwill

The amount paid for certain acquisitions in excess of the fair value of the net assets acquired has been recorded as goodwill in the consolidated balance sheets. Goodwill is not amortized, but is assessed for impairment annually or whenever conditions would indicate impairment may exist. There were no impairments recorded for the years ended June 30, 2008, 2007 or 2006.

Cash and Cash Equivalents

Cash equivalents are considered to be all highly liquid investments having an original maturity of three months or less. Excess cash funds are generally invested in U.S. government-backed securities. At times, we maintain deposit balances in excess of FDIC insurance limits.

Accounts Receivable

Accounts receivable principally consist of crude oil and natural gas sales proceeds receivable and are typically collected within 35 days from the end of the month in which the related quantities are produced. We require no collateral for such receivables, nor do we charge interest on past due balances. We periodically review accounts receivable for collectability and reduce the carrying amount of the accounts receivable by an allowance. No such allowance was indicated at June 30, 2008 or 2007. As of June 30, 2008, our accounts receivable were primarily with several independent purchasers of our crude oil and natural gas production. At June 30, 2008, we had balances due from five customers which were greater than 10% of our accounts receivable related to crude oil and natural gas production. These five customers accounted for 29%, 17%, 15%, 14% and 13% of accounts receivable, respectively.

At June 30, 2007, we had balances due from four customers which were greater than 10% of our accounts receivable related to crude oil and natural gas production. These four customers accounted for 26%, 26%, 25% and 10% of accounts receivable, respectively.

In the event that one or more of these significant customers ceases doing business with us, we believe that there are potential alternative customers with whom we could establish new relationships and that those relationships will result in the replacement of one or more lost customers.

Revenue Recognition

We recognize revenue when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser receives or collects the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty-five days of the end of each production month. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that accounts receivable from those purchasers are collectible. The point of sale for our oil and natural gas production is at our applicable field gathering systems; therefore, we do not incur transportation costs related to our sales of oil and natural gas production.

As previously discussed, we sold our crude oil and natural gas production to several independent purchasers. During the year ended June 30, 2008, we had sales of 10% or more of our total revenues to four customers which represented 33%, 18%, 15% and 14% of total operating revenue, respectively. During the year ended June 30, 2007, we had sales of 10% or more of our total revenues to four customers representing 36%, 18%, 17% and 16% of total operating revenue, respectively. During the year ended June 30, 2006, we had sales to primarily five customers which represented 29%, 25%, 12%, 12% and 10% of total operating revenue, respectively.

In the event that one or more of these significant customers ceases doing business with us, we believe that there are potential alternative customers with whom we could establish new relationships and that those relationships will result in the replacement of one or more lost customers.

Oil and Gas Sales Payable

Our accounts receivable includes amounts that we collect from the purchasers of our crude oil and natural gas sales on behalf of us, and certain working interest and royalty owners. The portion of accounts receivable that pertains to us is recognized as operating revenue. The portion that pertains to certain working interest and royalty owners are recorded as oil and gas sales payable.

Inventory

Our inventory consists of unsold barrels of crude oil remaining in our storage tanks at the end of the period. We value these crude oil barrels based on the lower of market or our average production cost.

Income Taxes

Deferred tax assets or liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities. These balances are measured using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FIN 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109" ("FIN 48"). FIN 48 requires a company to evaluate and disclose material uncertain tax positions it has taken with various taxing jurisdictions. Any interest and penalties related to uncertain tax positions would be recorded as interest expense and general and administrative expense, respectively. We adopted FIN 48 on July 1, 2007. At the time of adoption and as of June 30, 2008, the adoption of FIN 48 did not materially affect our operating results, financial position, or cash flows. As of June 30, 2008, we have not recorded any accruals for uncertain tax positions. We are not involved in any examinations by the Internal Revenue Service. For Texas, Oklahoma, New Mexico and U.S. federal purposes, the review of our income tax returns is open for examination by the related taxing authorities for the tax years of 2004 through 2007.

Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value, unless otherwise stated, as of June 30, 2008 and 2007. The carrying amount of long-term debt approximates market value due to the use of market interest rates.

Net Loss per Common Share

Basic net loss per common share is computed by dividing the net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period.

Diluted net loss per common share is computed in the same manner, but also considers the effect of common stock shares underlying the following:

	Year Ended June 30,		
	2008	2007	2006
Stock options (Note 8)	1,084,051	801,513	577,185
Warrants (Note 2)	—	1,646,061	—
Preferred Stock (Notes 2 and 3)	7,734,609	8,541,913	—
Paid-in-kind dividends (Note 2)	674,569	303,813	—
Non-vested Restricted shares (Note 9)	1,005,000	95,000	2,659,975

The shares of common stock underlying the stock options, warrants, Preferred Stock, PIK dividends and restricted shares, as shown in the preceding table, are not included in weighted average shares outstanding for the years ended June 30, 2008, 2007 or 2006 as their effects would be anti-dilutive.

At June 30, 2006, the 2,659,975 restricted shares pertain to shares held in escrow pursuant to the Management Stock Pool Agreement pending the achievement of certain employment and performance goals, as discussed under Note 9.

Stock-Based Compensation Expense

We account for share-based payment arrangements, with employees and directors, at their grant-date fair value and record the related expense over the requisite service period.

Commodity Derivatives

We are required to hedge a portion of our production at specified prices for oil and natural gas under the senior and subordinated credit agreements, as discussed in Note 5. The objective is to reduce our exposure to declining commodity prices. By locking in minimum prices, we protect the outstanding debt amounts and maximize the funds available under our existing credit agreements, which helps us to support our annual capital budgeting and expenditure plans. We have entered into commodity derivatives that involve "costless collars" and price floors for our crude oil and natural gas production. These derivatives are recorded as derivative assets and liabilities on our consolidated balance sheets and are measured at fair value.

We do not designate our commodity derivatives as cash flow or fair value hedges. We do not hold or issue commodity derivatives for speculative or trading purposes. We are exposed to credit losses in the event of nonperformance by the counterparty to our commodity derivatives. We anticipate, however, that our counterparties will be able to fully satisfy their obligations under the commodity derivatives contracts. We do not obtain collateral or other security to support our commodity derivatives contracts subject to credit risk and we monitor the credit standing of the counterparties.

Changes in the fair values of our derivative instruments are recorded immediately in earnings as unrealized gains or losses on commodity derivatives on our consolidated statements of operations. Cash flows resulting from the settlement of our derivative instruments are recorded as realized gains or losses on commodity derivatives on the consolidated statements of operations.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("SFAS No. 157") was issued by the FASB in September 2006. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 57 applies to other accounting pronouncements that require or permit fair value measurement. No new requirements are included in SFAS No. 157, but application of SFAS No. 157 will result in additional disclosure requirements. We will adopt SFAS No. 157 on July 1,

2008. We do not expect adoption of SFAS No. 157 will have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will adopt SFAS No. 159 on July 1, 2008. We do not expect adoption of SFAS No. 159 will have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). Among other things, SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. This standard will change our accounting treatment for business combinations on a prospective basis.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. Minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. It also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary and requires expanded disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. We do not expect the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement 133* ("SFAS No. 161"). SFAS No. 161 amends and expands SFAS No. 133 to enhance required disclosures regarding derivatives and hedging activities. It requires companies to provide additional disclosure to discuss the uses of derivative instruments; the accounting for derivative instruments and related hedged items under SFAS No. 133; and how derivative instruments and related hedged items affect the company's financial position, financial performance and cash flows. We will adopt SFAS No. 161 on July 1, 2009. We do not expect the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

2. PREFERRED AND COMMON STOCK FINANCINGS

Pro Forma Balance Sheet—Common Issuance Completed July 1, 2008

On July 1, 2008, we completed the sale of 7,000,000 shares of our common stock through an underwritten offering at a share price of $8.00 per share ($7.75 net to us) resulting in net proceeds of approximately $54.0 million after underwriting discounts and commissions and expenses.

We used the net proceeds from the offering to pay down debt which will subsequently be drawn in order to finance (i) existing development activities in certain core areas such as the Panhandle and Cato properties, (ii) selective acquisitions and (iii) general corporate purposes.

The pro forma balance sheet information presented as part of our consolidated balance sheets reflects the application of proceeds received on July 1, 2008 totaling approximately $54.0 million to paydown long-term debt. Accordingly, long-term debt is reduced by approximately $54.0 million, and common stock and additional paid-in capital, combined, are increased by the $54.0 million. Our pro forma information also includes a reclassification of $0.3 million of deferred offering costs incurred at June 30, 2008 from "fixed assets and other" to additional paid-in capital. We presented pro forma information on our consolidated balance sheets and statements of changes in stockholders' equity to reflect this common stock issuance as if it occurred on June 30, 2008.

Private Placement

On November 7, 2007, we sold in a private placement 3.5 million shares of our common stock at $7.15 per share for net proceeds of $23.4 million after deducting issuance costs of $1.6 million. The net proceeds were used to pay down our long-term debt due under our senior credit agreement.

In connection with the private placement, we entered into a registration rights agreement with the purchasers in such private placement which required us to file the registration statement within a certain period of time and have it declared effective within a certain period of time. We met both of these deadlines. However, if we are not able to maintain the effectiveness of the registration statement, subject to certain limitations, we will have to pay 1.0% of the aggregate purchase price of the securities purchased in the private placement on the first day of such initial maintenance failure and on each 30th day after the day of such initial maintenance failure (prorated for periods totaling less than 30 days), with the maximum aggregate registration delay payments being 10% of the aggregate purchase price. We do not believe it is probable we will incur any penalties under this provision and accordingly have not accrued any loss.

Warrants

As discussed below under *"September 2006 Financing"*, we had outstanding warrants for the purchase of 1,646,061 common shares at an exercise price of $4.79 per share that were to expire on March 6, 2008. The warrants were exercised as follows:

- 1,084,345 warrants were exercised for cash for which we received $5.2 million for the issuance of 1,084,345 common shares.
- 561,291 warrants were exercised in a cashless manner for the issuance of 144,506 common shares.
- 425 warrants were not exercised and expired pursuant to their terms.

As of June 30, 2008, we no longer have any outstanding warrants.

September 2006 Financing

On September 6, 2006, we sold in a private placement 49,116 shares of Series D Convertible Preferred Stock ("Preferred Stock") at a price of $1,000.00 per share and 6,584,247 shares of common stock at a price of $4.83 per share, the three day average closing price of the stock prior to the execution of the definitive agreements, plus a warrant component. The Preferred Stock has a 7.875% dividend and features a paid-in-kind ("PIK") provision that allows, at the investor's option, the investor to receive additional shares of common stock upon conversion for the dividend in lieu of a cash dividend payment. Holders of approximately 55% of the Preferred Stock chose the PIK dividend option. The Preferred Stock is convertible to common stock at a price of $5.75 per share and the common stock was subject to 25% warrant coverage at an exercise price of $4.79 per share. The warrant component provided for the purchase of 1,646,061 common shares and expired on March 6, 2008, as previously discussed. If any Preferred Stock remains outstanding on September 6, 2011, we are required to redeem the Preferred Stock for a redemption amount in cash equal to the stated value of the Preferred Stock, plus accrued dividends and PIK dividends. Gross proceeds from the transactions were $80.9 million, of which $49.1 million was attributable to the Preferred Stock, and $31.8 million was attributable to the common stock and warrants. Net proceeds were $75.5 million after deducting issuance costs of $5.4 million.

Cash proceeds from the September 2006 financing were used to repay long-term debt (see Note 4), for general corporate purposes and to fund our capital expenditures development.

In connection with the September 2006 financing, we were required to file a registration statement on Form S-1 with the SEC registering the resale of the common stock issued in the September 2006 financing and the common shares underlying the Preferred Stock and the warrants, which was filed on October 13, 2006 and was declared effective on January 4, 2007. On April 9, 2007, we also filed to register these same common shares on a registration statement on Form S-3, which was declared effective on April 19, 2007. We are required to maintain the effectiveness of the registration statement until such common shares may be resold pursuant to Rule 144(k) under the Securities Act of 1933, as amended, or all such common shares have been resold subject to certain exceptions, and if the effectiveness is not maintained, then we must pay 1.5% of the gross proceeds and an additional 1.5% for every 30 days it is not maintained.

The maximum aggregate of all registration delay payments is 10% of the gross proceeds from the September 2006 offering. We do not believe it is probable we will incur any penalties under this provision and accordingly have not accrued any loss.

Pursuant to the terms of the Preferred Stock and subject to certain exceptions, if we issue or sell common stock at a price less than the conversion price (currently $5.75 per share) in effect immediately prior to such issuance or sale, the conversion price shall be reduced. If such an issuance is made on or after June 6, 2007, the conversion price will be lowered to the issue or sale price. The above described adjustment is not triggered by issuances or sales involving the following: (i) shares issued in connection with an employee benefit plan; (ii) shares issued upon conversion of our Preferred Stock; (iii) shares issued upon exercise of the warrants issued on September 6, 2006; (iv) shares issued in connection with a firm commitment underwritten public offering with gross proceeds in excess of $50,000,000; (v) shares issued in connection with any strategic acquisition or transaction; (vi) shares issued in connection with any options or convertible securities that were outstanding on August 25, 2006; or (vii) shares issued in connection with any stock split, stock dividend, recapitalization or similar transaction.

Each holder of Preferred Stock is entitled to the whole number of votes equal to the number of shares of common stock issuable upon conversion. The Preferred Stock shall vote as a class with the holders of the common stock as if they were a single class of securities upon any matter submitted to the vote of the stockholders except those matters required by law or the terms of the Preferred Stock to be submitted to a class vote of the holders of the Preferred Stock, in which case the holders of the Preferred Stock only shall vote as a separate class.

Upon a voluntary or involuntary liquidation, dissolution or winding up of Cano or such subsidiaries of Cano the assets of which constitute all or substantially all of the assets of the business of Cano and its subsidiaries taken as a whole, the holders of our Preferred Stock shall be entitled to receive an amount per share equal to $1,000 plus dividends owing on such share prior to any payments being made to any class of capital stock ranking junior on liquidation to the Preferred Stock.

The issuance of Preferred Stock is accounted for as temporary equity since the holder can request redemption for cash under certain circumstances.

For the twelve months ended June 30, 2008, the preferred dividend was $4.1 million, of which $2.1 million pertained to holders of the PIK dividend option. For the twelve months ended June 30, 2007, the preferred dividend was $3.2 million, of which $1.7 million pertained to holders of the PIK dividend option.

At June 30, 2008, the cumulative PIK dividend amounted to $3.9 million, which converts into 674,569 shares of our common stock.

3. PREFERRED STOCK CONVERSIONS

On October 17, 2007, 2,000 shares of our Preferred Stock were converted into 349,119 shares of our common stock. The issued common shares consisted of 347,826 shares based on the $5.75 conversion price of the Preferred Stock and 1,293 shares in lieu of the accrued but unpaid dividends from October 1, 2007 to October 17, 2007 pursuant to the terms of the Preferred Stock.

On December 4, 2007, 2,000 shares of our Preferred Stock were converted into 352,772 shares of our common stock. The issued common shares consisted of 347,826 shares based on the $5.75 conversion price of the Preferred Stock and 4,946 shares in lieu of the accrued but unpaid dividends from October 1, 2007 to December 4, 2007 pursuant to the terms of the Preferred Stock.

On January 8, 2008, 575 shares of our Preferred Stock were converted into 100,175 shares of our common stock. The issued common shares consisted of 100,000 shares based on the $5.75 conversion price of the Preferred Stock and 175 shares in lieu of the accrued but unpaid dividends from January 1, 2008 to January 8, 2008 pursuant to the terms of the Preferred Stock.

On June 20, 2008, 67 shares of our Preferred Stock were converted into 11,859 shares of our common stock. The issued common shares consisted of 11,652 shares based on the $5.75 conversion price of the Preferred Stock and

207 shares in lieu of the accrued but unpaid dividends from April 1, 2008 to June 20, 2008 pursuant to the terms of the Preferred Stock.

At June 30, 2008, there were 44,474 shares of our Preferred Stock outstanding.

4. LONG-TERM DEBT

At June 30, 2008, our total outstanding long-term debt was $73.5 million, which consisted of $58.5 million due under the senior credit agreement and $15.0 million due under the subordinated credit agreement. At June 30, 2008 and 2007, the weighted average interest rate for the two agreements was 6.33% and 7.46%, respectively. As discussed under Note 2, we received $54.0 million from the sale of common stock completed on July 1, 2008. The pro forma balance sheet information presented as part of our consolidated balance sheets reflects the use of the $54.0 million proceeds to paydown outstanding debt under the senior credit agreement, which reduced the long-term debt balance to $19.5 million at July 1, 2008. The senior and subordinated credit agreements are discussed in greater detail below.

Senior Credit Agreement

On November 29, 2005, we entered into a $100 million senior credit agreement with lenders led by Union Bank of California, N.A. ("UBOC"), as administrative agent and as issuing lender. Pursuant to the terms of the senior credit agreement, a borrowing base based on our proved reserves is redetermined every six months with one optional redetermination allowed between scheduled redeterminations. On September 7, 2007, the lenders approved the borrowing base amount of $60.0 million, which remained unchanged at June 30, 2008. As of June 30, 2008, the unused borrowing base commitment was $1.5 million. As a result of the previously discussed $54.0 million paydown on July 1, 2008, the unused borrowing base commitment was $55.5 million as of July 1, 2008. As of September 8, 2008, the unused commitment was $46.3 million.

The outstanding principal is due on or before November 29, 2009 unless, pursuant to the terms of the senior credit agreement, specific events of default occur as a result of which all outstanding principal and all accrued interest may be accelerated. Such specific events of default, include, but are not limited to: payment defaults; breaches of representations and warranties, and covenants; insolvency; a "change of control" in our ownership as described in the senior credit agreement; and a "material adverse change" as described in the senior credit agreement.

Subject to certain restrictions, the senior credit agreement permits the issuance of convertible notes and equity. If we are not in default under the senior credit agreement, we may make interest payments on any convertible notes and dividend payments on any preferred equity securities.

The senior credit agreement requires us to comply with certain credit metrics, such as certain ratios of debt to EBITDA (as defined in the senior credit agreement), current assets to current liabilities, and EBITDA to interest. Each metric is further defined below.

4. LONG-TERM DEBT

The leverage ratio is as follows: (a) for each fiscal quarter ending prior to December 31, 2008, the ratio of (i) Consolidated Debt (as defined in the senior credit agreement) to (ii) consolidated EBITDA for the four fiscal quarter period then ended must not be greater than 5.00 to 1.00; (b) at the end of each fiscal quarter ending on or after December 31, 2008 but prior to June 30, 2009, the ratio shall not be greater than 4.50 to 1.00; and (c) at the end of each fiscal quarter ending on or after June 30, 2009, the ratio shall not be greater than 4.00 to 1.00. For the purposes of calculating the leverage ratio, the definition of "Consolidated Debt" shall not include "Debt" outstanding under Preferred Stock as discussed in Note 2. Amendment No. 12, effective as of June 30, 2008, permitted us to reduce Consolidated Debt by the $54.0 million of proceeds from the sale of common stock previously discussed in Notes 2 and 4 in order to compute the leverage ratio at June 30, 2008. We were in compliance with the leverage ratio as of June 30, 2008.

The current ratio specifies that the ratio of (i) current assets to (ii) current liabilities must not be less than 1:00 to 1:00 for each financial quarter. For purposes of computing the current ratio, current assets and liabilities arising from SFAS Nos. 133 and 143 shall be excluded. The definition of current assets includes un-borrowed amounts under our borrowing base. Amendment No. 11, dated as of June 27, 2008, permits us to increase the unborrowed amount under the borrowing base by the $54.0 million of proceeds from the sale of common stock previously discussed in Note 2 in order to compute the current ratio at June 30, 2008. We were in compliance with the current ratio as of June 30, 2008.

The interest coverage ratio is the ratio of our consolidated EBITDA for the four fiscal quarter period then ended to our consolidated Interest Expense for the four fiscal quarters then ended must be at least 2.00 to 1.00. The definition of "Interest Expense" shall include cash dividends paid under our Preferred Stock, but shall exclude PIK (non-cash) dividends under Preferred Stock, as discussed in Note 2. We were in compliance with the interest coverage ratio as of June 30, 2008.

At our option, the interest rate is computed based on either (i) on the prime rate plus the applicable margin ranging up to 1.00% based on the utilization level or (ii) on the LIBOR rate applicable to the interest period plus the applicable margin ranging from 1.75% to 2.50% based on the utilization level. At June 30, 2008 and 2007, the interest rate was 5.76% and 7.46%, respectively. For loans that are three months or less in maturity, interest is due on the maturity date of such loan. For loans that are in excess of three months, interest is due every three months.

The senior credit agreement imposes certain restrictions on us and our subsidiaries, subject to specific exceptions, including, but not limited to, the following: (i) incurring additional liens; (ii) incurring additional debt; (iii) merging or consolidating or selling, transferring, assigning, farming-out, conveying or otherwise disposing of any property; (iv) making certain payments, including cash dividends to our stockholders; (v) making any loans, advances or capital contributions to, or making any investment in, or purchasing or committing to purchase any stock or other securities or evidences of indebtedness or interests in any person or any oil and natural gas properties or activities related to oil and natural gas properties unless with regard to new oil and natural gas properties, such properties are mortgaged to UBOC, as administrative agent, or with regard to new subsidiaries, such subsidiaries execute a guaranty, pledge agreement, security agreement and mortgage in favor of UBOC, as administrative agent; and (vi) entering into affiliate transactions on terms that are not at least as favorable to us as comparable arm's length transactions.

In addition, we are required to hedge our exposure to commodity price risk associated with expected oil and natural gas production. The senior credit agreement requires the hedges to cover no less than 50% and no greater than 85% of our crude oil and natural gas production attributable to proved developed producing reserves for at least three years as of the end of each six month period. Our commodity derivatives are further discussed in Note 5.

As security for our obligations under the senior credit agreement: (i) eight of our subsidiaries have guaranteed all of our obligations; (ii) we, together with eight of our subsidiaries, have executed mortgages in favor of UBOC, as collateral trustee, covering oil and natural gas properties located in Texas, Oklahoma and New Mexico; (iii) we, together with eight of our subsidiaries, have granted a security interest in favor of UBOC, as collateral trustee, in substantially all of our assets; and (iv) we and two subsidiaries have pledged our ownership interests in eight of our subsidiaries to UBOC, as collateral trustee.

Subordinated Credit Agreement

On March 17, 2008, we entered into a $25.0 million subordinated credit agreement with UnionBanCal Equities, Inc. ("UBE") as the administrative agent. The initial amount available for borrowing of $15.0 million was drawn on March 18, 2008 and used to reduce the outstanding amount under our senior credit agreement. Pursuant to the terms of the subordinated credit agreement, we may request additional borrowings of up to $10.0 million with the lenders determining in their own discretion whether to permit such additional borrowings. Any additional borrowings must be used to reduce the outstanding amount under the senior credit agreement.

At our option, the interest rate is computed based on either (i) the prime rate plus the applicable margin of (a) 4.75% if the Consolidated Debt (as defined in the subordinated credit agreement) to consolidated EBITDA (as defined in the subordinated credit agreement) ratio is less than or equal to 4.00 to 1.00 or (b) 5.00% if the Consolidated Debt to consolidated EBITDA ratio is greater than 4.00 to 1.00 or (ii) the LIBOR rate plus the applicable margin of (a) 5.75% if the Consolidated Debt to consolidated EBITDA ratio is less than or equal to 4.00 to 1.00 or (b) 6.00% if the Consolidated Debt to consolidated EBITDA ratio is greater than 4.00 to 1.00. At June 30, 2008, the interest rate was 8.56% based on LIBOR plus 5.75%. If the interest rate is based on the prime rate, interest payments are due quarterly, and if the interest rate is based on the LIBOR rate, interest payments are due every three months.

Unless specific events of default occur, the maturity date is March 17, 2011, subject to our right to request up to two extensions of one year each with the lenders determining in their own discretion whether to permit such extensions. Specific events of default which could cause all outstanding principal and accrued interest to be accelerated, include, but are not limited to, payment defaults, breaches of representations and warranties and covenants by us, certain cross-defaults, insolvency, a change in control or a material adverse change (as both terms are defined in the subordinated credit agreement). All unpaid principal and interest amounts are due at maturity.

The subordinated credit agreement contains certain negative covenants for us including, but not limited to, covenants, subject to certain exceptions, against the following: (i) incurring additional liens, (ii) incurring additional debt; (iii) merging or consolidating or selling, transferring, assigning, farming-out, conveying or otherwise disposing of any property, (iv) making certain payments, including cash dividends to our common stockholders, (v) making any loans, advances or capital contributions to, or making any investment in, or purchasing or committing to purchase any stock or other securities or evidences of indebtedness or interest in any person or oil and gas properties or activities related to oil and gas properties unless (a) with regard to new oil and gas properties, such properties are mortgaged to UBE as administrative agent, or (b) with regard to new subsidiaries, such subsidiaries execute a guaranty, pledge agreement, security agreement or mortgage in favor of UBE, as administrative agent, and (vi) entering into affiliate transactions on terms that are not at least as favorable to us as comparable arm's length transactions.

We must also comply with certain financial ratios as previously described under the "*Senior Credit Agreement.*" The current ratio must not be less than 1.00 to 1.00 for each fiscal quarter. Amendment No. 1 dated as of June 27, 2008, permits us to increase the current assets by the $54.0 million of proceeds from the sale of common stock previously discussed in Note 2 in order to compute the current ratio at June 30, 2008. The leverage ratio must not be greater than 5.00 to 1.00. Amendment No. 2 dated as of June 30, 2008, permits us to reduce consolidated Debt (as defined in the subordinated credit agreement) by the $54.0 million of proceeds from the sale of common stock previously discussed in Note 2 in order to compute the leverage ratio at June 30, 2008.The interest coverage ratio must not be less than 1.50 to 1.00. The subordinated credit agreement also specifies that the ratio of Total Present Value (as defined in the subordinated credit agreement) to Consolidated Debt must not be less than 1.50 to 1.00. We were in compliance with these ratios as of June 30, 2008.

In addition, we are required to maintain the current hedges as summarized in Note 5 until their stated maturity and, unless otherwise agreed by the lenders, we are required to maintain hedges covering at least 50% and no greater than 85% of our crude oil and natural gas production attributable to proved developed producing reserves for at least three years as of the end of each six month period.

As security for our obligations under the subordinated credit agreement: (i) eight of our subsidiaries have guaranteed all of our obligations; (ii) we, together with eight of our subsidiaries, have executed mortgages covering oil and natural gas properties located in Texas, Oklahoma and New Mexico; (iii) we, together with eight of our subsidiaries, have granted a security interest in substantially all of our assets; and (iv) we and two subsidiaries have pledged our ownership interests in eight of our subsidiaries.

5. COMMODITY DERIVATIVES

Pursuant to our credit agreements discussed in Note 4, we are required to enter into commodity derivative contracts to mitigate price risk on at least 50% and no greater than 85% of our crude oil and natural gas production volumes attributable to proved, producing reserves, for at least three years as of the end of each six month period ending thereafter. As a direct result of the subordinated credit agreement, we entered into "costless collar" financial contracts with UBOC as follows:

Time Period	Floor Oil Price	Ceiling Oil Price	Barrels Per Day	Floor Gas Price	Ceiling Gas Price	Mcf per Day	Barrels of Equivalent Oil per Day
4/1/08 - 12/31/08	$80.00	$117.50	367	$7.75	$11.40	1,867	678
1/1/09 - 12/31/09	$80.00	$110.90	367	$7.75	$10.60	1,667	644
1/1/10 - 12/31/10	$80.00	$108.20	333	$7.75	$9.85	1,567	594
1/1/11 - 3/31/11	$80.00	$107.30	333	$7.75	$11.60	1,467	578
4/1/08 - 12/31/08	$85.00	$110.60	267	$8.00	$10.90	1,233	472
1/1/09 - 12/31/09	$85.00	$104.40	233	$8.00	$10.15	1,133	422
1/1/10 - 12/31/10	$85.00	$101.50	233	$8.00	$9.40	1,033	406
1/1/11 - 3/31/11	$85.00	$100.50	200	$8.00	$11.05	967	361

Prior to obtaining the subordinated debt, our financial contracts consisted of purchasing price floors. As of June 30, 2008, these financial contracts are summarized in the table below.

Time Period	Floor Oil Price	Barrels per Day	Floor Gas Price	Gas Mcf per Day	Barrels of Equivalent Oil per Day
1/1/08 - 12/31/08	$55	477	$7.50	1,529	732
1/1/08 - 12/31/08	$60	66	$7.60	592	165
1/1/09 - 4/30/09	$60	60	$7.60	567	155
1/1/09 - 12/31/09	$55	395	$7.60	1,644	669
1/1/10 - 6/30/10	$55	365	$7.00	1,657	641
7/1/10 - 12/31/10	$55	391	$7.50	1,957	717

The total volumes covered by costless collars and price floors detailed in the above tables is greater than 85% of our crude oil and natural gas production volumes attributable to proved developed producing reserves through December 2010. The lenders under our senior and subordinated credit agreements have approved all commodity derivative contracts.

During the years ended June 30, 2008, 2007 or 2006, there were settlements under our commodity derivatives due to us and paid by us with our counterparty that are accrued as realized gains or losses on commodity derivatives in our consolidated statements of operations that are summarized as follows:

In Thousands	Years Ending June 30, 2008	2007	2006
Settlements received	$504	$963	$541
Settlements paid / accrued	(3,089)	—	—
Realized gain (loss) on commodity derivatives	$(2,585)	$963	$541

The cash settlements received by us were cumulative monthly payments due to us since the NYMEX natural gas and crude oil prices were lower than the "floor prices" set for the respective time period. The cash settlements paid/accrued by us were cumulative monthly payments due to our counterparty since the NYMEX crude oil and/or natural gas prices were higher than the "ceiling prices" set for the respective time period. The cash flows relating to the derivative instrument settlements that are due, but not cash settled are reflected in operating activities on our consolidated statements of cash flows. At June 30, 2008, we had amounts payable to our counterparty of $1.2 million, included in accounts payable on our consolidated balance sheet. At June 30, 2007, we had amounts due from our counterparty of $0.1 million, included in accounts receivable on our consolidated balance sheet.

We computed our mark-to-market valuations used for our commodity derivatives based on assumptions regarding forward prices, volatility and the time value of money. We compared our valuations to our counterparties' valuations to further validate our mark-to-market valuations. During the years ended June 30, 2008, 2007 and 2006, we recognized unrealized loss on commodity derivatives in our consolidated statements of operations amounting to $29.4 million, $1.8 million and $3.2 million, respectively. Of the $29.4 million amount for the year ended June 30, 2008, $26.5 million pertained to the costless collars, which did not require any initial cash outlay and do not involve future cash outlay unless the NYMEX crude oil and natural gas prices exceed the ceiling prices as specified in the table above.

6. DISCONTINUED OPERATIONS

On June 11, 2007, pursuant to the terms of an Agreement for Purchase and Sale, we sold our interests in the Rich Valley Properties located in Oklahoma and Kansas to Anadarko Minerals, Inc. for net proceeds of $6.8 million. The agreement had an effective date of April 1, 2007. The funds received were used to reduce the outstanding long-term debt as discussed in Note 4.

The results of operations of the Rich Valley Properties, effective April 1, 2007, have been presented as discontinued operations in the accompanying consolidated statements of operations. Prior year results have also been reclassified to report the results of operations of the Rich Valley Properties sold as discontinued operations. Results for these assets reported as discontinued operations were as follows:

	Years Ended June 30,		
In Thousands	2008	2007	2006
Operating Revenues:			
Crude oil and natural gas sales	$—	$1,410	$2,006
Operating Expenses:			
Lease operating	—	548	624
Production and ad valorem taxes	—	99	142
General and administrative	—	159	171
Accretion of asset retirement obligations	—	14	17
Depletion and depreciation	—	119	111
Interest expense, net	—	149	182
Total operating expenses	—	1,088	1,247
Gain (loss) on sale of properties	(76)	3,811	—
Income (loss) before taxes	(76)	4,133	759
Income tax provision	27	(1,488)	(273)
Income (loss) from discontinued operations	$(49)	$2,645	$486

Interest expense, net of interest income, was allocated to discontinued operations based on the percent of operating revenues applicable to discontinued operations to the total operating revenues.

As of April 1, 2007, the assets of the Rich Valley Properties totaled $3.3 million, of which $3.2 million represented the oil and gas properties, net. At June 30, 2006, the Rich Valley Properties' assets totaled $3.4 million, of which $3.2 million represented oil and gas properties, net.

7. RELATED PARTY TRANSACTIONS

On March 29, 2005, we entered into an agreement with Haddock Enterprises, LLC and Kenneth Q. Carlile (predecessor to Carlile Management, LLC) to explore the possibility of converting the Sabine Royalty Trust from a liquidating asset into a vehicle to acquire low risk assets. Each of the three parties owned a one-third interest in Sabine Production Operating, LLC ("Sabine Production"). Gerald W. Haddock is President of Haddock Enterprises, LLC and is a member of our Board of Directors. From inception through of June 30, 2006, we had incurred approximately $420,000 pertaining to the joint venture, of which $325,000 was funded directly to Sabine Production. During the year ended June 30, 2006, we incurred $380,000, which we charged to general and administrative expense.

On January 26, 2007 but effective January 8, 2007, we entered into an amendment to the agreement that provided that the maximum amount to be committed to Sabine Production by any member was increased from $325,000 to $375,000. The amendment also provided that after funding the increased commitment of $375,000, a member may withdraw as a member of Sabine Production. Upon a withdrawal, the withdrawing member forfeits its membership interests in Sabine Production and is released from all of its obligations under the agreement. On January 26, 2007, we made our final contribution of $50,000 to Sabine Production such that our aggregate contribution was $375,000 and on February 1, 2007, we delivered our notice of withdrawal from Sabine Production effective on February 1, 2007.

Pursuant to an agreement dated December 16, 2004, as amended, we agreed with R.C. Boyd Enterprises, a Delaware corporation, to become the lead sponsor of a television production called Honey Hole ("Honey Hole Production"). As part of our sponsorship, we are able to provide fishing and outdoor opportunities for children with cancer, children from abusive family situations and children of military veterans. During the years ended June 30, 2008, 2007 and 2006, we paid $150,000, $150,000 and $125,000, respectively, to R.C. Boyd Enterprises, the owner of Honey Hole All Outdoors. Randall Boyd is the sole shareholder of R.C. Boyd Enterprises and is a member of our Board of Directors. Pursuant to a new agreement dated as of December 5, 2007, after December 31, 2008, we will no longer be a Honey Hole Production sponsor. Our remaining commitment from July 1, 2008 to December 31, 2008 is $75,000 ($37,500 per quarter). We are entitled to receive two thirty-second commercials during all broadcasts of the Honey Hole Production and receive opening and closing credits on each episode.

8. STOCK OPTION PLANS

We have granted stock options to key employees and outside directors as discussed below.

Prior to our 2005 Long-Term Incentive Plan

On December 16, 2004, we issued stock options for 50,000 shares of our common stock to Gerald Haddock, a current member of our board of directors, in exchange for certain financial and management consulting services at an exercise price of $4.00 per share. The options are exercisable at any time, in whole or in part, during the life of the option which expires on June 15, 2015.

On April 1, 2005, we adopted the 2005 Directors' Stock Option Plan ("Plan"). On April 1, 2005, pursuant to the Plan, we granted stock options to our five non-employee directors to each purchase 25,000 shares of common stock at an exercise price of $4.13 per share. The options vested on April 1, 2006, and expire on April 1, 2015. As of June 30, 2008, 50,000 options shares were exercised, 25,000 option shares were forfeited and the outstanding vested options totaled 50,000 shares.

On September 16, 2005, we granted stock options to James K. Teringo, Jr., then our Senior Vice President, General Counsel and Corporate Secretary to purchase 50,000 shares of common stock at an exercise price of $3.98 per share. These options were forfeited in May 2007.

8. STOCK OPTION PLANS

2005 Long-Term Incentive Plan

On December 7, 2005, our stockholders approved our 2005 Long-Term Incentive Plan ("2005 LTIP") that authorized the issuance of up to 1,000,000 shares of our common stock to key employees, key consultants and outside directors of our company and subsidiaries. On December 28, 2006, our stockholders approved an amendment to the 2005 LTIP that increases the number of shares authorized for issuance from 1,000,000 to 3,500,000 shares of our common stock. The amendment also increases for Executive Officers (as defined in the Plan) for any calendar year (i) the maximum number of stock options or stock appreciation rights that any Executive Officer can receive from 100,000 shares of common stock to 300,000 shares of common stock, (ii) the maximum number of shares relating to restricted stock, restricted stock units, performance awards or other awards that are subject to the attainment of performance goals that any Executive Officer can receive from 100,000 shares of common stock to 300,000 shares of common stock; and (iii) the maximum number of shares relating to all awards that an Executive Officer can receive from 100,000 to 300,000. The 2005 LTIP permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights and other awards, whether granted singly, or in combination or in tandem. The 2005 LTIP terminates on December 7, 2015; however, awards granted before that date will continue to be effective in accordance with their terms and conditions.

Stock option awards are generally granted with an exercise price equal to our market price at the date of grant and have 10-year contractual terms. Stock option awards to employees generally vest over three years of continuous service. Stock option awards to directors generally vest immediately or in one year. On June 28, 2007, we resolved that upon the resignation of any current member of the Board of Directors who is in good standing on the date of resignation, such member's unvested stock options shall be vested and shall have the exercise period for all options extended to twenty-four months after the date of resignation.

A summary of options we granted during the years ended June 30, 2008, 2007 and 2006 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at June 30, 2005	175,000	$4.09
Shares granted	402,185	$6.35
Shares exercised, forfeited, or expired	—	—
Outstanding at June 30, 2006	577,185	$5.66
Shares granted	564,303	$5.37
Shares forfeited or expired	(314,975)	$6.21
Shares exercised	(25,000)	$4.13
Outstanding at June 30, 2007	801,513	$5.29
Shares granted	398,941	$6.48
Shares forfeited or expired	(41,403)	$5.76
Shares exercised	(75,000)	$5.28
Outstanding at June 30, 2008	1,084,051	$5.71

The following is a summary of stock options outstanding at June 30, 2008:

Exercise Price	Options Outstanding	Remaining Contractual Lives (Years)	Options Exercisable
$4.00	50,000	6.96	50,000
$4.13	50,000	6.76	50,000
$4.73	61,803	8.50	61,803
$4.88	12,000	8.61	—
$5.15	87,435	7.98	—
$5.42	300,000	8.50	150,000
$5.75	189,200	9.60	—
$5.95	10,000	9.20	—
$6.15	45,500	9.00	—
$6.30	100,000	7.46	100,000
$7.25	150,000	9.50	150,000
$7.47	28,113	9.40	—
$5.71	1,084,051	8.68	561,803

Based on our $7.94 stock price at June 30, 2008, the intrinsic value of the options outstanding and exercisable was $2.4 million and $1.2 million, respectively.

Total options exercisable at June 30, 2008 amounted to 561,803 shares and had a weighted average exercise price of $5.75. Upon exercise, we issue the full amount of shares exercisable per the terms of the options from new shares. We have no plans to repurchase those shares in the future.

The following is a summary of options exercisable at June 30, 2008, 2007 and 2006:

	Shares	Weighted Average Exercise Price
June 30, 2008	561,803	$5.75
June 30, 2007	250,000	$5.19
June 30, 2006	220,000	$5.21

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of our common stock. We use historical data to estimate option exercise and employee termination within the valuation model. The expected lives of options granted represent the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the five-year U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield reflects our intent not to pay dividends on our common stock during the contractual periods.

The fair values of options granted along with the factors used to calculate the fair values of those options are summarized in the table below:

	Years Ended June 30,		
	2008	2007	2006
No. of shares	398,941	564,303	402,185
Risk free interest rate	2.93 - 4.07%	4.56 - 4.91%	4.03 - 5.15%
Expected life	5 years	4 years	4 years
Expected volatility	49.1 - 49.7%	50.5 - 53.4%	46.3 - 51.9%
Expected dividend yield	0%	0%	0%
Weighted average grant date fair value—exercise prices equal to market value on grant date	$3.18	$2.64	$2.47
Weighted average grant date fair value—exercise prices greater than market value on grant date	—	$2.44	$2.71
Weighted average grant date fair value—exercise prices less than market value on grant date	$—	$—	$—

For the years ended June 30, 2008, 2007 and 2006, we have recorded a charge to stock compensation expense of $1.2 million, $0.6 million and $0.5 million, respectively, for the estimated fair value of the options granted to our directors and employees. As of June 30, 2008, total compensation cost related to non-vested awards not yet recognized amounted to $1.4 million, and we expect to recognize that amount over the remaining requisite service periods of the related awards up to three years.

9. RESTRICTED STOCK

Management Stock Pool Agreement

Pursuant to the terms of a Management Stock Pool Agreement dated May 28, 2004, the 5,165,000 shares issued to the Davenport Field Unit shareholders were placed in escrow, and were scheduled to be released from escrow pursuant to the achievement of certain employment and performance goals. Based on the final achievement of these goals, 3,896,706 shares were released to the Davenport Field Unit shareholders and 1,268,294 shares were returned as treasury shares.

Once the Board made its final determination of the performance shares awarded in October 2006, the Management Stock Pool Agreement expired and had no effect to the financial statements for the years ended June 30, 2008 or 2007.

Contingently Issued Shares from the 2005 Long-Term Incentive Plan

During June 2006, 140,000 restricted shares were issued to key employees from our 2005 LTIP, previously discussed in Note 8. On July 2, 2007, we granted our executive officers restricted stock for services provided during the year ended June 30, 2007 totaling 395,000 shares with the restrictions on transfer lapsing for one-third of the shares on the first, second and third anniversaries of July 2, 2007. On May 12, 2008, we granted our executive officers restricted stock for services provided during the year ended June 30, 2008 totaling 460,000 shares with the restrictions on transfer lapsing for one-third of the shares on the first, second and third anniversaries of May 12, 2008. On June 23, 2008, in connection with his hiring, we granted an executive officer restricted stock totaling 100,000 shares with the restrictions on transfer lapsing for one-third of the shares on the first, second and third anniversaries of June 23, 2008. A summary of non-vested restricted share activity for the two years ended June 30, 2008 and 2007 is as follows:

	Shares	Weighted Average Grant-Date Fair Value	Fair Value $000s
Non-vested restricted shares at June 30, 2006	140,000	$5.62	$787
Shares granted	5,000	5.03	25
Shares forfeited	(50,000)	5.62	(281)
Non-vested restricted shares at June 30, 2007	95,000	5.59	531
Shares granted	955,000	6.86	6,552
Shares vested	(45,000)	5.55	(250)
Shares forfeited	—	—	—
Non-vested restricted shares at June 30, 2008	1,005,000	$6.80	$6,833

The restricted shares will vest to the individual employees based on future years of service ranging from one to three years depending on the life of the award agreement. The fair value is based our actual stock price on the date of grant multiplied by the number of restricted shares granted. As of June 30, 2008 and 2007, the value of non-vested restricted shares amounted to $6.8 million and $0.5 million, respectively. In accordance with SFAS No. 123(R), for the years ended June 30, 2008, 2007 and 2006, we have expensed $1.7 million, $0.2 million and $0, respectively, to stock compensation expense based on amortizing the fair value over the appropriate service period.

10. ASSET RETIREMENT OBLIGATION

Our asset retirement obligation ("ARO") primarily represents the estimated present value of the amount we will incur to plug and abandon our producing properties at the end of their productive lives, in accordance with applicable state laws. We determine our ARO by calculating the present value of estimated cash flows related to the liability. At June 30, 2008, our liability for ARO was $3.4 million, of which $3.1 million was considered long term. At June 30, 2007, our liability for ARO was $2.4 million, of which $2.1 was considered long term. Our asset retirement obligations are recorded as current or non-current liabilities based on the estimated timing of the related cash flows. For the years ended June 30, 2008, 2007, and 2006, we have recognized accretion expense, net of discontinued operations discussed in Note 6, of $0.2 million, $0.1 million and $0.1 million, respectively.

10. ASSET RETIREMENT OBLIGATION

The following table describes the changes in our asset retirement obligations for the years ended June 30, 2008 and 2007 (in thousands):

Asset retirement obligation at June 30, 2006	$1,607
Liability incurred for properties acquired	1,324
Sale of Rich Valley—Discontinued Operations (Note 6)	(254)
Accretion of discount	140
Liabilities settled	(18)
Change in estimate	(384)
Asset retirement obligation at June 30, 2007	2,415
Liability incurred for properties drilled	93
Accretion of discount	219
Liabilities settled	(64)
Change in estimate	740
Asset retirement obligation at June 30, 2008	$3,403

For the year ended June 30, 2008, the change in estimate resulted primarily from an increase in estimated costs to plug and abandon wells. For the year ended June 30, 2007, the change in estimate resulted primarily from an increase in productive years for certain fields.

11. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax provisions. Our income tax expense (benefit) is as follows:

	Years Ended June 30,		
In Thousands	**2008**	**2007**	**2006**
Current income tax expense			
Federal	$—	$—	$—
State	114	53	—
Total current tax expense	114	53	—
Deferred income tax benefit			
Federal	(9,626)	(1,857)	(1,877)
State	(275)	(115)	(1,894)
Total deferred tax benefit	(9,901)	(1,972)	(3,771)
Total income tax benefit	$(9,787)	$(1,919)	$(3,771)

A reconciliation of the differences between our applicable statutory tax rate and our effective income tax rate for the years ended June 30, 2008, 2007 and 2006 is as follows:

	Years Ended June 30,		
In Thousands, except %	**2008**	**2007**	**2006**
Rate	35%	35%	35%
Tax at statutory rate	$(9,600)	$(1,873)	$(2,135)
State taxes	(161)	—	(61)
Increase (decrease) resulting from:			
Change in Texas tax law	—	(84)	(1,840)
Permanent and other	(26)	16	31
Change in valuation allowance	—	22	234
Income tax benefit	$(9,787)	$(1,919)	$(3,771)

A schedule showing the significant components of the net deferred tax liability as of June 30, 2008 and 2007 are as follows:

In Thousands	Years Ended June 30, 2008	2007
Current		
Deferred tax assets:		
Unrealized loss on commodity derivatives	$3,592	$—
Long-Term		
Deferred tax assets:		
Deferred compensation expense	$2,072	$1,143
Net operating loss carryovers	6,415	4,615
Unrealized loss on commodity derivatives	7,356	—
Other	260	200
	16,103	5,958
Less: valuation allowance	(770)	(770)
Total long-term deferred tax assets	15,333	5,188
Deferred tax liabilities:		
Difference in book and tax bases:		
Acquired oil and gas properties	(41,789)	(36,078)
Other properties	394	(1,481)
Total long-term deferred tax liabilities	(41,395)	(37,559)
Net long-term deferred tax liability	$(26,062)	$(32,371)

In May 2006, the State of Texas enacted legislation for a Texas margin tax which restructured the state business tax by replacing the taxable capital and earned surplus components of the current franchise tax with a new "taxable margin" component. As the tax base for computing Texas margin tax is derived from an income-based measure, we have determined the margin tax is an income tax and the effect on deferred tax assets and liabilities of a change in tax law should be included in tax expense attributable to continuing operations in the period that includes the enactment date. Therefore, we recalculated our deferred tax assets and liabilities for Texas based upon the new margin tax and recorded a $1,840,000 deferred tax benefit for the Texas margin tax in 2006.

At June 30, 2008 and 2007, we had net operating loss ("NOL") carryforwards for tax purposes of approximately $17.8 million and $12.8 million. The remaining net operating losses principally expire between 2024 and 2028. $2.2 million of these NOL carryforwards will be unavailable to offset any future taxable income due to limitations from change in ownership as defined in Section 382 of the Internal Revenue Service code. The tax effect of this limitation is recorded as a valuation allowance of $770,000 at both June 30, 2008 and 2007.

12. COMMITMENTS AND CONTINGENCIES

Burnett Case

On March 23, 2006, the following lawsuit was filed in the 100th Judicial District Court in Carson County, Texas; Cause No. 9840, The Tom L. and Anne Burnett Trust, by Anne Burnett Windfohr, Windi Phillips, Ben Fortson, Jr., George Beggs, III and Ed Hudson, Jr. as Co-Trustees; Anne Burnett Windfohr; and Burnett Ranches, Ltd. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd, and WO Energy, Inc. The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and natural gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas.

The plaintiffs (i) allege negligence and gross negligence and (ii) seek damages, including, but not limited to, damages for damage to their land and livestock, certain expenses related to fighting the fire and certain remedial expenses totaling approximately $1.7 million to $1.8 million. In addition, the plaintiffs seek (i) termination of certain oil and natural gas leases, (ii) reimbursement for their attorney's fees (in the amount of at least $549,000) and (iii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership. The owner of the remainder of the mineral estate, Texas Christian University, intervened in the suit on August 18, 2006, joining Plaintiffs' request to terminate certain oil and gas leases.

On June 21, 2007, the Judge of the 100th Judicial District Court issued a Final Judgment (a) granting motions for summary judgment in favor of Cano and certain of its subsidiaries on plaintiffs' claims for (i) breach of contract/termination of an oil and gas lease; and (ii) negligence; and (b) granting the plaintiffs' no-evidence motion for summary judgment on contributory negligence, assumption of risk, repudiation and estoppel affirmative defenses asserted by Cano and certain of its subsidiaries. The Final Judgment has been appealed.

Other Cases

On April 28, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas: Cause No. 1922, Robert and Glenda Adcock, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd. and WO Energy, Inc. ("Adcock"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence, res ipsa loquitor, trespass and nuisance and (ii) seek damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses totaling $5,439,958. In addition, the plaintiffs seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership.

On July 6, 2006, Anna McMordie Henry and Joni McMordie Middleton intervened in the Adcock case. The intervenors (i) allege negligence and (ii) seek damages totaling $64,357 as well as exemplary damages.

On July 20, 2006, Abraham Brothers, LP, Edward C. Abraham, Salem A. and Ruth Ann Abraham and Jason M. Abraham intervened in the Adcock case. The intervenors (i) allege negligence, nuisance, and trespass and (ii) seek damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses totaling $3,252,862. In addition, the intervenors seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The intervenors also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership.

On August 9, 2006, Riley Middleton intervened in the Adcock case. The intervenor (i) alleges negligence and (ii) seeks damages totaling $233,386 as well as exemplary damages.

On April 10, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas, Cause No. 1920, Joseph Craig Hutchison and Judy Hutchison v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd, and WO Energy, Inc. ("Hutchinson"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and trespass and (ii) seek damages of $621,058, including, but not limited to, damages to their land and certain remedial expenses. In addition, the plaintiffs seek exemplary damages.

On May 1, 2006, the following lawsuit was filed in the 31st Judicial District Court of Roberts County, Texas: Cause No. 1923, Chisum Family Partnership, Ltd. v. Cano, W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd. and WO Energy, Inc. ("Chisum"). The plaintiff claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiff (i) alleges negligence and trespass and (ii) seeks damages of $53,738.82, including, but not limited to, damages to their land and certain remedial expenses. In addition, the plaintiffs seek exemplary damages.

On August 9, 2006, the following lawsuit was filed in the 233rd Judicial District Court of Gray County, Texas, Cause No. 34,423, Yolanda Villarreal, Individually and on behalf of the Estate of Gerardo Villareal v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd., and WO Energy, Inc. ("Villarreal"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and (ii) seek damages for past and future financial support in the amount of $586,334, in addition to undisclosed damages for wrongful death and survival damages, as well as exemplary damages, for the wrongful death of Gerardo

Villarreal who they claim died as a result of the fire. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable under vicarious liability theories. On August 22, 2006, relatives of Roberto Chavira intervened in the case alleging similar claims and seeking damages for lost economic support and lost household services in the amount of $894,078, in addition to undisclosed damages for wrongful death and survival damages, as well as exemplary damages regarding the death of Roberto Chavira.

On March 14, 2007, the following lawsuit was filed in 100th Judicial District Court in Carson County, Texas; Cause No. 9994, Southwestern Public Service Company d/b/a Xcel Energy v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd, and WO Energy, Inc. ("SPS"). The plaintiff claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiff (i) alleges negligence and breach of contract and (ii) seeks $1,876,000 in damages for loss and damage to transmission and distribution equipment, utility poles, lines and other equipment. In addition, the plaintiff seeks reimbursement of its attorney's fees.

On May 2, 2007, the following lawsuit was filed in the 84th Judicial District Court of Hutchinson County, Texas, Cause No. 37,619, Gary and Genia Burgess, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Burgess"). Eleven plaintiffs claim that electrical wiring and equipment relating to oil and gas operations of the Company or certain of its subsidiaries started a wildfire that began on March 12, 2006 in Carson County, Texas. Five of the plaintiffs are former plaintiffs in the Adcock matter. The plaintiffs (i) allege negligence, res ipsa loquitor, nuisance, and trespass and (ii) seek damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses totaling approximately $1,997,217.86. In addition, the plaintiffs seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership.

On May 15, 2007, William L. Arrington, William M. Arrington and Mark and Le'Ann Mitchell intervened in the SPS case. The intervenors (i) allege negligence, res ipsa loquitor, nuisance, and trespass and (ii) seek damages, including, but not limited to, damages to their land, buildings and livestock and certain remedial expenses totaling approximately $118,320. In addition, the intervenors seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The intervenors also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership.

On September 25, 2007, the Texas Judicial Panel on Multidistrict Litigation granted Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W. O. Operating Company, Ltd, and WO Energy, Inc.'s Motion to Transfer Related Cases to Pretrial Court pursuant to Texas Rule of Judicial Administration 13. The panel transferred all pending cases (Adcock, Chisum, Hutchison, Villarreal, SPS, and Burgess, identified above, and Valenzuela, Abraham Equine, Pfeffer, and Ayers, identified below) that assert claims against the Company and its subsidiaries related to wildfires beginning on March 12, 2006 to a single pretrial court for consideration of pretrial matters. The panel transferred all then-pending cases to the Honorable Paul Davis, retired judge of the 200th District Court of Travis County, Texas, as Cause No. D-1-GN-07-003353.

On October 3, 2007, Firstbank Southwest, as Trustee for the John and Eddalee Haggard Trust (the "Trust") filed a Petition in intervention as part of the Hutchison case. The Trust claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The Trust (i) alleges negligence and trespass and (ii) seeks damages of $46,362.50, including, but not limited to, damages to land and certain remedial expenses. In addition, the Trust seeks exemplary damages.

On December 18, 2007, the following lawsuit was filed in the 348th Judicial District Court of Tarrant County, Texas, Cause No. 348-227907-07, Norma Valenzuela, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Valenzuela"). Six plaintiffs, including the two plaintiffs and intervenor from the nonsuited Martinez case, claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County, Texas. The plaintiffs (i) allege negligence and (ii) seek actual damages in the minimal amount of $4,413,707 for the wrongful death of four relatives, Manuel Dominguez, Roberto Chavira, Gerardo Villarreal and Medardo Garcia, who they claim died as a result of the fire. In addition, plaintiffs seek (i) reimbursement for their attorney's fees and (ii) exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership. Cano and its subsidiaries filed a Motion to Dismiss or, in the Alternative, to

Transfer Venue and a Notice of Tag Along transferring the case to the Multidistrict Litigation Case in the 200th Judicial District Court of Travis County, Texas. On May 2, 2008, the Court heard Cano's Motion to Dismiss or, in the Alternative, to Transfer Venue and took the motion under advisement.

On January 10, 2008, Philip L. Fletcher intervened in the consolidated case in the 200th District Court of Travis County, Texas as part of the SPS case. The intervenor (i) alleges negligence, trespass and nuisance and (ii) seeks damages of $120,408, including, but not limited to, damages to his livestock, attorney's fees and exemplary damages. The intervenor also claims that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership.

On January 15, 2008, the Jones and McMordie Ranch Partnership intervened in the consolidated case in the 200th District Court of Travis County, Texas as part of the SPS case. The intervenor (i) alleges negligence, trespass and nuisance and (ii) seeks damages of $86,250.71, including, but not limited to, damages to his livestock, attorney's fees and exemplary damages. The intervenor also claims that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or as a partnership or de facto partnership.

On February 11, 2008, the following lawsuit was filed in the 48th Judicial District Court of Tarrant County, Texas: Cause No. 048-228763-08, Abraham Equine, Inc. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Abraham Equine"). The plaintiff claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County. The plaintiff (i) alleges negligence, trespass and nuisance and (ii) seeks damages of $1,608,000, including, but not limited to, damages to its land, livestock and lost profits. In addition, the plaintiff seeks (i) reimbursement for its attorney's fees and (ii) exemplary damages. The plaintiff also claims that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or a general partnership or de facto partnership. Cano and its subsidiaries filed a Motion to Dismiss or, in the Alternative, to Transfer Venue and a Notice of Tag Along transferring the case to the Multidistrict Litigation Case in the 200th Judicial District Court of Travis County, Texas. On May 2, 2008, the Court heard Cano's Motion to Dismiss or, in the Alternative, to Transfer Venue and took the motion under advisement.

12. COMMITMENTS AND CONTINGENCIES

On March 10, 2008, the following lawsuit was filed in the 352nd Judicial District Court of Tarrant County, Texas, Cause No. 352-229256-08, Gary Pfeffer v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Pfeffer"). The plaintiff claims that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County. The plaintiff (i) alleges negligence, trespass and nuisance, (ii) seeks undisclosed damages for the wrongful death of his father, Bill W. Pfeffer, who he claims died as a result of the fire and (iii) seeks actual damages of $1,023,572.37 for damages to his parents' home and property. In addition, the plaintiff seeks exemplary damages. The plaintiff also claims that Cano and its subsidiaries are jointly and severally liable as a general partnership or de facto partnership. Cano and its subsidiaries filed a Motion to Dismiss or, in the Alternative, to Transfer Venue and a Notice of Tag Along transferring the case to the Multidistrict Litigation Case in the 200th Judicial District Court of Travis County, Texas. On May 2, 2008, the Court heard Cano's Motion to Dismiss or, in the Alternative, to Transfer Venue and took the motion under advisement.

On March 11, 2008, the following lawsuit was filed in the 141st Judicial District Court of Tarrant County, Texas, Cause No. 141-229281-08, Pamela Ayers, et al. v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Ayers"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County. The plaintiffs (i) allege negligence and (ii) seek undisclosed damages for the wrongful death of their mother, Kathy Ryan, who they claim died as a result of the fire. In addition, the plaintiffs seek exemplary damages. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or general partnership or de facto partnership. Cano and its subsidiaries filed a Motion to Dismiss or, in the Alternative, to Transfer Venue and a Notice of Tag Along transferring the case to the Multidistrict Litigation Case in the 200th Judicial District Court of Travis County, Texas. On May 2, 2008, the Court heard Cano's Motion to Dismiss or, in the Alternative, to Transfer Venue and took the motion under advisement.

On March 12, 2008, the following lawsuit was filed in the 17th Judicial District Court of Tarrant County, Texas, Cause No. 017-229316-08, The Travelers Lloyds Insurance Company and Travelers Lloyds of Texas Insurance Company v. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating, Ltd. and WO Energy, Inc. ("Travelers"). The plaintiffs claim that the electrical wiring and equipment of Cano or certain of its subsidiaries relating to oil and gas operations started a wildfire that began on March 12, 2006 in Carson County. The plaintiffs (i) allege negligence, res ipsa loquitor, and trespass and (ii) claim they are subrogated to the rights of their insureds for damages to their buildings and building contents totaling $447,764.60. The plaintiffs also claim that Cano and its subsidiaries are jointly and severally liable as a single business enterprise and/or general partnership or de facto partnership.

On August 15, 2008, the trial court denied motions for summary judgment filed by Cano in the Adcock, Chisum, Hutchinson, Villarreal, SPS, Burgess, and Valenzuela cases. The SPS case is set for jury trial on February 16, 2009. None of the other above-mentioned cases are currently set for trial; however, the Company anticipates that the trial court will set these matters for jury trials.

Due to the inherent risk of litigation, the ultimate outcome of these cases and any jury trial is uncertain and unpredictable; however, at this time Cano management believes the suits are without merit and is vigorously defending itself and its subsidiaries.

Insurance Settlement Related to the Fire Litigation

On June 20, 2006, the following lawsuit was filed in the United States District Court for the Northern District of Texas, Fort Worth Division, C.A. No. 4-06cv-434-A, Mid-Continent Casualty Company, Plaintiff, vs. Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and W.O. Energy, Inc. seeking a declaration that the plaintiff is not responsible for pre-tender defense costs and that the plaintiff has the sole and exclusive right to select defense counsel and to defend, investigate, negotiate and settle the litigation described above. On September 18, 2006, the First Amended Complaint for Declaratory Judgment was filed with regard to the cases described above. Cano and its subsidiaries were served with the lawsuit between September 26-28, 2006.

On February 9, 2007, Cano and its subsidiaries entered into a Settlement Agreement and Release with the plaintiff pursuant to which in exchange for mutual releases, in addition to the approximately $923,000 that we have been reimbursed by plaintiff, the plaintiff agreed to pay to Cano within 20 business days of February 9, 2007 the amount of $6,699,827 comprised of the following: (a) the $1,000,000 policy limits of the primary policy; (b) the $5,000,000 policy limits of the excess policy; (c) $500,000 for future defense costs; (d) $144,000 as partial payment for certain unpaid invoices for litigation related expenses; (e) all approved reasonable and necessary litigation related expenses through December 21, 2006 that are not part of the above-referenced $144,000; and (f) certain specified attorneys fees. During February 2007, we received the $6,699,827 payment from Mid-Con. Of this $6,699,827 amount, the payments for policy limits amounting to $6,000,000, in accordance with the senior credit agreement (Note 4), were placed in a controlled bank account and the use of the proceeds was specified to pay attorneys' fees, settlement amounts and other litigation expenses incurred to defend and/or settle the fire litigation, and for general corporate purposes. Specifically, we could not use the proceeds to fund capital expenditures. Accordingly, our consolidated balance sheets reflect the $6,000,000 as a liability under deferred litigation credit. As of June 30, 2008, we had fully expended the restricted cash and we no longer had a balance for restricted cash.

Other

Occasionally, we are involved in other various lawsuits and certain governmental proceedings arising in the ordinary course of business. Our management does not believe that the ultimate resolution of any current matters that are not set forth above, will have a material effect on our financial position or results of operations. Management's position is supported, in part, by the existence of insurance coverage, indemnification and escrow accounts. None of our directors, officers or affiliates, owners of record or beneficial owners of more than five percent of any class of our voting securities, or security holder is involved in a proceeding adverse to our business or has a material interest adverse to our business.

Environmental

To date, our expenditures to comply with environmental or safety regulations have not been significant and are not expected to be significant in the future. However, new regulations, enforcement policies, claims for damages or other events could result in significant future costs.

Leases

During June 2006, we entered into a non-cancelable operating lease for our principal executive offices in Fort Worth. The lease expires on May 31, 2011. Our remaining obligation for the life of the lease is $1.2 million. In addition, during October 2005 we entered into a five year operating lease for our field offices at W.O. Energy of Nevada, Inc. The lease expires on October 1, 2010. Future minimum rentals due under our non-cancellable operating leases were as follows on June 30, 2008:

In Thousands	2009	2010	2011	Total
Total operating lease obligations	$410	$422	$328	$1,160

Rent expense amounted to $379,000, $340,000, and $98,000, for the years ended June 30, 2008, 2007, and 2006, respectively.

Employment Contracts

We have employment contracts with our executives that specify annual compensation, and provide for potential payments up to three times the annual salary and bonuses and immediate vesting of unexercised stock options and restricted stock under termination or change in control circumstances. The annual salaries and contract termination dates for each executive are as follows:

	Annual Compensation	Contract Termination Date
Chief Executive Officer	$509,000	May 31, 2011
Senior Vice President and Chief Financial Officer	250,000	June 23, 2011
Senior Vice President	300,000	May 31, 2011
Senior Vice President of Operations	250,000	May 31, 2011
Vice President and Principal Accounting Officer	187,000	May 31, 2011
Vice President, General Counsel and Corporate Secretary	150,000	May 31, 2011

13. SUBSEQUENT EVENT

On September 5, 2008, we entered into an agreement to sell our 100% membership interest in Pantwist, LLC for $42.7 million cash, subject to closing adjustments. The sale has an effective date of July 1, 2008, and we expect to finalize the sale on or before October 1, 2008. The primary asset of the Pantwist, LLC is the Pantwist Properties. After paying down outstanding debt and the possible payment of a portion of the Series D Preferred Stock, we expect to commit any remaining net proceeds from the sale of the Pantwist Properties, when finalized, to continued development of the Panhandle and Cato Properties and/or to strategic acquisitions.

14. SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES *(UNAUDITED)*

All of our operations are directly related to oil and natural gas producing activities located in Texas, Oklahoma and New Mexico.

Capitalized Costs Relating to Oil and Gas Producing Activities

In Thousands	June 30, 2008	June 30, 2007
Mineral interests in oil and gas properties:		
Proved	$87,307	$97,709
Unproved	—	—
Wells and related equipment and facilities	137,734	62,943
Support equipment and facilities used in oil and gas producing activities	2,566	6,406
Uncompleted wells, equipment and facilities	47,568	22,785
Total capitalized costs	275,175	189,843
Less accumulated depreciation and amortization	(10,281)	(6,202)
Net Capitalized Costs	$264,894	$183,641

Costs Incurred in Oil and Gas Producing Activities

In Thousands	Years Ended June 30, 2008	2007	2006
Acquisition of proved properties	$899	$9,874	$108,725
Acquisition of unproved properties	—	—	22
Development costs	84,433	41,902	12,650
Asset retirement costs recognized according to SFAS No. 143	64	18	118
Total Costs Incurred	$85,396	$51,794	$121,515

Proved Reserves

Our proved oil and natural gas reserves have been estimated by independent petroleum engineers. Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history; acquisitions of oil and natural gas properties; and changes in economic factors.

The term proved reserves is defined by the Securities and Exchange Commission in Rule 4-10(a) of Regulation S-X adopted under the Securities Act of 1933, as amended. In general, proved reserves are the estimated quantities of oil, gas and liquids that geological or engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Our estimates of proved reserves materially impact depletion expense. If proved reserves decline, then the rate at which we record depletion expense increases, reducing net income. A decline in estimates of proved reserves may result from lower prices, evaluation of additional operating history, mechanical problems on our wells and catastrophic events such as explosions, hurricanes and floods. Lower prices also may make it uneconomical to drill wells or produce from fields with high operating costs. In addition, a decline in proved reserves may impact our assessment of our oil and natural gas properties for impairment.

Our proved reserves are summarized in the table below.

	Crude Oil Mbbls	Natural Gas MMCF
Reserves at June 30, 2005	3,056	10,388
Purchases of minerals in place	29,733	75,840
Revisions of prior estimates	1,270	(16,421)
Production	(191)	(705)
Reserves at June 30, 2006	33,868	69,102
Purchases of minerals in place	7,757	8,159
Extensions and discoveries	—	64,940
Sale of minerals in place	(216)	(2,132)
Revisions of prior estimates	1,204	7,712
Production	(283)	(1,441)
Reserves at June 30, 2007	42,330	146,340
Purchases of minerals in place	1,592	1,680
Extensions and discoveries	3,894	10,861
Revisions of prior estimates	(8,403)	(73,097)
Production	(297)	(1,345)
Reserves at June 30, 2008	39,116	84,439
Proved developed reserves at June 30, 2006	6,984	23,528
Proved developed reserves at June 30, 2007	6,555	28,450
Proved developed reserves at June 30, 2008	8,118	29,886

The base prices used to compute the crude oil and natural gas reserves represent the NYMEX oil and natural gas prices at June 30, 2008, 2007 and 2006, respectively. For the reserves at June 30, 2008, the crude oil and natural gas prices were $140.00 per barrel and $13.15 per MMbtu, respectively. For the reserves at June 30, 2007, the crude oil and natural gas prices were $70.47 per barrel and $6.40 per MMbtu, respectively. For the reserves at June 30, 2006, the crude oil and natural gas prices were $73.94 per barrel and $5.83 per MMbtu, respectively.

For the reserves at June 30, 2008, 2007 and 2006, the purchases of minerals in place pertain to our acquisitions of oil and natural gas properties located in the Texas Panhandle and New Mexico.

For the reserves at June 30, 2006, the above table identifies a 16,421 Mcf reduction in natural gas reserves for revisions of prior estimates. Approximately 7,200 Mcf pertains to renegotiation of a natural gas purchase contract that was not finalized at June 30, 2006; therefore, these reserves were excluded at June 30, 2006, but were included in the reserve at June 30, 2007 since the natural gas purchase contract was finalized by that date. The remaining 9,225 Mcf reduction is primarily due to the reassessment of natural gas production from the planned waterflood implementation in the Panhandle Field.

For the reserves at June 30, 2007, the extensions and discoveries pertain to our drilling and completing wells in the Barnett Shale formation at our Desdemona Properties.

For the reserves at June 30, 2008, the reductions in crude oil and natural gas reserves for revisions of prior estimates primarily pertain to our Desdemona and Pantwist Properties. For the Desdemona—Barnett Shale, we considered the lower performance from the existing wells and current industry practice that limited the number of PUD locations that could be booked against existing wells. Therefore, PUD reserves were reduced by approximately 3 MMBOE due to lower performance results from the existing wells and further reduced by another 5 MMBOE as the number of PUD drilling locations decreased from 76 to 40. In addition, we had a material amount of reclassifications from PUD to probable reserves associated with the Pantwist Properties as we could not commit to developing PUD reserves within five years, based on current industry practice, since this is an asset for which we are currently seeking strategic alternatives.

Standardized Measure

The standardized measure of discounted future net cash flows ("standardized measure") and changes in such cash flows are prepared using assumptions including the use of year-end prices for oil and natural gas and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% annual discount rate.

Estimated well abandonment costs, net of salvage, are deducted from the standardized measure using year-end costs. Such abandonment costs are recorded as a liability on the consolidated balance sheets, using estimated values of the projected abandonment date and discounted using a risk-adjusted rate at the time the well is drilled or acquired.

The standardized measure does not represent management's estimate of our future cash flows or the value of proved oil and natural gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, year-end prices used to determine the standardized measure of discounted cash flows, are influenced by seasonal demand and other factors and may not be the most representative in estimating future revenues or reserve data.

Price and cost revisions are primarily the net result of changes in year-end prices, based on beginning of year reserve estimates. Quantity estimate revisions are primarily the result of the extended economic life of proved reserves, proved undeveloped reserve additions attributable to increased development activity, reduced reserves due to lower performance from the existing wells, reduced reserves to comply with current industry practice that limited the number of PUD locations that could be booked against existing wells and lower reserves if a company is unable to commit to developing PUD reserves within five years.

Standardized Measure of Discounted Future Cash Flows:

The standardized measure of discounted estimated future net cash flows related to proved crude oil and natural gas reserves for the years ended June 30, 2008, 2007, and 2006 is as follows:

In Thousands	2008	2007	2006
Future cash inflows	$6,695,248	$3,902,164	$2,812,728
Future production costs	(1,251,161)	(933,538)	(737,933)
Future development costs	(392,248)	(324,787)	(155,865)
Future income taxes	(1,759,461)	(920,000)	(694,500)
Future net cash flows	3,392,378	1,723,839	1,224,430
10% annual discount	(1,879,835)	(1,022,808)	(881,966)
Standardized measure of discounted future net cash flows	$1,412,543	$701,031	$342,464

Changes in Standardized Measure of Discounted Future Cash Flows:

The primary changes in the standardized measure of discounted estimated future net cash flows for the years ended June 30, 2008, 2007, and 2006 are as follows:

In Thousands	2008	2007	2006
Balance at beginning of year	$701,031	$342,464	$30,539
Net changes in prices and production costs	1,700,142	(7,186)	32,650
Net changes in future development costs	(111,830)	(91,588)	(48,006)
Sales of oil and gas produced, net	(25,788)	(15,765)	(10,247)
Purchases of reserves	85,048	174,645	575,835
Sales of reserves	—	(10,953)	—
Extensions and discoveries	322,754	207,340	—
Revisions of previous quantity estimates	(935,281)	47,699	(19,929)
Previously estimated development costs incurred	89,171	43,802	7,760
Net change in income taxes	(392,541)	(97,089)	(213,131)
Accretion of discount	113,830	57,043	3,054
Other	(133,993)	50,619	(16,061)
Balance at end of year	$1,412,543	$701,031	$342,464

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EXHIBIT 10.84

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT ("Amendment") is made and entered into by and between **Cano Petroleum Inc.**, a Delaware corporation with its principal executive offices in Fort Worth, Texas (the "Company"), and **S. Jeffrey Johnson**, an individual currently residing in Tarrant County, Texas ("Executive"), effective as of the 31st day of May, 2008 (the "Amendment Effective Date").

WHEREAS, the Company and Executive entered into that certain Employment Agreement dated as of January 1, 2006 (the "Agreement");

WHEREAS, the Company and Executive now desire to amend, alter, modify and change the terms and provisions of the Agreement, as follows.

NOW THERFORE, for and in consideration of the mutual benefits to be obtained hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Company and Executive do hereby agree to amend, alter, modify and change the Agreement, effective prospectively, as of the Amendment Effective Date as follows:

1. Section 2. *Term.* shall be deleted in its entirety and the following substituted in place and in lieu thereof.

2. *Term.* The employment of Executive by the Company as provided in this Section will be for a term of three (3) years (the "Term") commencing on the Effective Date and expiring at the close of business on May 31, 2011.

Except as specifically amended, altered, modified and changed hereby, the Agreement remains in full force and effect as originally written.

Signatures

To evidence the binding effect of the covenants and agreements described above, the parties hereto have executed this Amendment effective as of the date First above written.

THE COMPANY:
CANO PETROLEUM, INC.
By: /s/ DONALD W. NIEMIEC

Donald W. Niemiec
Chairman of the Compensation Committee
EXECUTIVE:
By: /s/ S. JEFFREY JOHNSON

S. Jeffrey Johnson

EXHIBIT 10.85

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

THIS SECOND AMENDMENT TO EMPLOYMENT AGREEMENT ("Amendment") is made and entered into by and between **Cano Petroleum Inc.**, a Delaware corporation with its principal executive offices in Fort Worth, Texas (the "Company"), and **Morris B. Smith**, an individual currently residing in Tarrant County, Texas ("Senior Vice President"), effective as of the 31st day of May, 2008 (the "Amendment Effective Date").

WHEREAS, the Company and Senior Vice President entered into that certain Employment Agreement dated as of June 1, 2006; and further amended by First Amendment to Employment Agreement effective as of June 29, 2007 (the "Agreement"); and

WHEREAS, the Company and Senior Vice President now desire to amend, alter, modify and change the terms and provisions of the Agreement, as follows.

NOW THERFORE, for and in consideration of the mutual benefits to be obtained hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Company and Senior Vice President do hereby agree to amend, alter, modify and change the Agreement, effective prospectively, as of the Amendment Effective Date as follows:

1. Section 2. *Term.* shall be deleted in its entirety and the following substituted in place and in lieu thereof.

2. *Term.* The employment of Senior Vice President by the Company as provided in this Section will be for a term of three (3) years (the "Term") commencing on the Effective Date and expiring at the close of business on May 31, 2011.

Except as specifically amended, altered, modified and changed hereby, the Agreement remains in full force and effect as originally written.

Signatures

To evidence the binding effect of the covenants and agreements described above, the parties hereto have executed this Amendment effective as of the date Second above written.

THE COMPANY:
CANO PETROLEUM, INC.
By: /s/ S. JEFFREY JOHNSON

S. Jeffrey Johnson
Chairman and Chief Executive Officer

SENIOR VICE PRESIDENT:
By: /s/ MORRIS B. SMITH

Morris B. Smith

EXHIBIT 10.86

THIRD AMENDMENT TO EMPLOYMENT AGREEMENT

THIS THIRD AMENDMENT TO EMPLOYMENT AGREEMENT (this "Amendment") is made and entered into by and between **Cano Petroleum Inc.**, a Delaware corporation with its principal executive offices in Fort Worth, Texas (the "Company"), and **Patrick M. McKinney**, an individual currently residing in Tarrant County, Texas ("Senior Vice President," collectively, the "Parties"), effective as of the 31st day of May, 2008 (the "Amendment Effective Date").

WHEREAS, the Company and Senior Vice President entered into that certain Employment Agreement dated as of June 1, 2006, as amended by First Amendment to Employment Agreement dated effective as of November 9, 2006 and by Second Amendment to Employment Agreement dated effective as of June 29, 2007 (as amended, the "Agreement"); and

WHEREAS, the Company and Senior Vice President now desire to amend, alter, modify and change the terms and provisions of the Agreement, as follows.

NOW THEREFORE, for and in consideration of the mutual benefits to be obtained hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the Company and Senior Vice President do hereby agree to amend, alter, modify and change the Agreement, effective prospectively, as of the Amendment Effective Date as follows:

1. Section 2. ***Term***. shall be deleted in its entirety and the following substituted in place and in lieu thereof.

2. *Term*. The employment of Senior Vice President by the Company as provided in this Section will be for a term of three (3) years (the "Term") commencing on the Effective Date and expiring at the close of business on May 31, 2011. After the Employment Term, this Agreement shall be automatically renewed for an indefinite number of successive one-year periods (a "Renewal Term"), unless either party gives written notice of its intent not to renew the Agreement no less than 30 days before the conclusion of the Term or Renewal Term, as applicable. For the purposes of this Agreement, the Term and Renewal Term(s) shall be collectively called the "Employment Period." In the event, however, that Senior Vice President remains in the employ of the Company after the term of this Agreement without the parties having entered into a new employment agreement or extending this Agreement, then (i) the terms of this Agreement shall not be applicable, (ii) Senior Vice President shall be an employee-at-will subject to the benefits, programs, and policies of the Company then in effect, and (iii) either party may terminate the employment relationship at any time with or without cause.

Except as specifically amended, altered, modified and changed hereby and heretofore, the Agreement remains in full force and effect as originally written.

Remainder of Page Intentionally Blank
Signatures Follow

Signatures

To evidence the binding effect of the covenants and agreements described above, the Parties hereto have executed this Amendment effective as of the date first above written.

THE COMPANY:
CANO PETROLEUM, INC.
By: /s/ S. JEFFREY JOHNSON

S. Jeffrey Johnson
Chairman and Chief Executive Officer

SENIOR VICE PRESIDENT:
By: /s/ PATRICK M. MCKINNEY

Patrick M. McKinney

EXHIBIT 10.87

FOURTH AMENDMENT TO EMPLOYMENT AGREEMENT

THIS FOURTH AMENDMENT TO EMPLOYMENT AGREEMENT ("Amendment") is made and entered into by and between **Cano Petroleum Inc.**, (formerly Huron Ventures, Inc.) a Delaware corporation with its principal executive offices in Fort Worth, Texas (the "Company"), and **Michael J. Ricketts**, an individual currently residing in Tarrant County, Texas ("Employee"), effective as of the 31st day of May, 2008 (the "Amendment Effective Date"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the below described Agreement.

WHEREAS, the Company and Employee entered into that certain Employment Agreement dated May 28th, 2004, but effective June 1, 2004, as amended by First Amendment to Employment Agreement effective as of January 1, 2006; by Second Amendment to Employment Agreement effective as of June 1, 2006; and further by Third amendment to Employment Agreement effective June 29, 2007 (the "Agreement"); and

WHEREAS, the Company and Employee now desire to amend, alter, modify and change the terms and provisions of the Agreement, as follows.

NOW THEREFORE, for and in consideration of the mutual benefits to be obtained hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Company and Employee do hereby agree to amend, alter, modify and change the Agreement, as of the Amendment Effective Date as follows:

1. **Section 2. *Term.* shall be deleted in its entirety and the following substituted in place and in lieu thereof.**

2. *Term.* The employment of Employee by the Company as provided in this Section will be for a term of three (3) years (the "Term") commencing on the Effective Date and expiring at the close of business on May 31, 2011. After the Employment Term, this Agreement shall be automatically renewed for an indefinite number of successive one-year periods (a "Renewal Term"), unless either party gives written notice of its intent not to renew the Agreement no less than 30 days before the conclusion of the Term or Renewal Term, as applicable. For the purposes of this Agreement, the Term and Renewal Term(s) shall be collectively called the "Employment Period. " In the event, however, that Employee remains in the employ of the Company after the term of this Agreement without the parties having entered into a new employment agreement or extending this Agreement, then (i) the terms of this Agreement shall not be applicable, (ii) Employee shall be an employee-at-will subject to the benefits, programs, and policies of the Company then in effect, and (iii) either party may terminate the employment relationship at any time with or without cause.

Except as specifically amended, altered, modified and changed hereby and heretofore, the Agreement remains in full force and effect as originally written.

Remainder of Page Intentionally Blank
Signatures Follow

Signatures

To evidence the binding effect of the covenants and agreements described above, the parties hereto have executed this Amendment effective as of the date first above written.

THE COMPANY:
CANO PETROLEUM, INC.
By: /s/ S. JEFFREY JOHNSON

S. Jeffrey Johnson
Chairman and Chief Executive Officer
EMPLOYEE:
By: /s/ MICHAEL J. RICKETTS

Michael J. Ricketts

EXHIBIT 10.88

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is made and entered into by and between Cano Petroleum Inc., a Delaware corporation with its principal executive offices in Fort Worth, Texas (the "Company"), and Phillip Feiner, an individual currently residing in Collin County, Texas ("Employee"), as of the 31st day of May, 2008 (the "Effective Date"). The Company and Employee may sometimes be referred to herein individually as "Party" and collectively as "Parties."

Background

A. The Company desires to employ Employee in such a manner as will reinforce and encourage the highest attention and dedication to the Company and in the best interest of the Company and its shareholders; and

B. Employee is willing to serve the Company on the terms and conditions herein provided.

Terms and Conditions

In consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. *Employment.* The Company hereby employs Employee in the capacity of Vice President, General Counsel and Corporate Secretary, and Employee hereby agrees to accept such employment by the Company, upon the terms and conditions stated in this Agreement.

2. *Term.* The employment of Employee by the Company as provided in this Section will be for a term of three (3) years (the &!#od;'Term" or "Employment Period") commencing on the Effective Date and expiring at the close of business on May 31st, 2011.

3. *Duties.* Employee shall perform such services and duties as may be assigned to him from time to time by the Chief Executive Officer and the Board of Directors of the Company. Employee shall devote his full working time, efforts and energies to the performance of his duties hereunder, which shall include managing the financial affairs of the Company.

4. *Compensation.*

(a) *Salary:* The Company shall pay Employee for his services, a base salary, on an annualized basis, of $150,000.00 (One Hundred Fifty Thousand Dollars) per annum for the period from the Effective Date, which salary shall be payable by the Company in substantially equal installments on the Company's normal payroll dates. All applicable taxes on the base salary will be withheld in accordance with applicable federal, state and local taxation guidelines.

(b) *Bonus:* In addition to the base salary described in paragraph 4(a) above, Employee shall be eligible for periodic cash bonuses in an amount up to 100% of the then base salary and/or stock bonuses at the discretion of the Board of Directors of the Company.

(b) *Stock Award:* In addition to the base salary described in paragraph 4(a) above, Employee shall receive 30,000 shares of restricted common stock in the Company. The restrictions on the shares shall lapse in 10,000 share increments on each of May 30, 2009, May 30, 2010 and May 30, 2011, provided Employee is still employed by the Company at that time. The terms and conditions of this restricted stock award shall be contained in an agreement to be executed by the Company and Employee and which will be awarded pursuant to the 2005 Cano Petroleum, Inc. Long Term Incentive Plan.

(c) *Raises:* Employee may receive increases in the base salary at the discretion of the Board of Directors of the Company, which increased base salary shall become the base salary for purposes of this Agreement.

5. *Vacations and Days Off.* Employee shall be entitled to a reasonable paid vacation of not less than twenty (20) days each calendar year during the Term (prorated for the first calendar year), exclusive of holidays and weekends, which

vacation shall be taken by Employee in accordance with the business requirements of the Company at the time and its vacation plans, policies and practices as applied to other officers of the Company then in effect relative to this subject. Employee shall also be entitled to up to five (5) paid days off each calendar year for paternity leave and up to three (3) paid days off to attend the funeral of any member of Employee's immediate family.

6. *Employment Facilities.* During the Employment Period, the Company shall provide, at its expense, appropriate and adequate office space, furniture, communications, stenographic and word-processing equipment, supplies and such other facilities and services as shall be suitable to Employee's position or necessary for Employee to perform his assigned tasks, duties and responsibilities under this Agreement.

7. *Expenses and Services.* During the term of Employee's employment hereunder, Employee shall be entitled to receive prompt reimbursement for all pre-approved, reasonable expenses incurred by Employee by reason of his employment, including travel and living expenses while away from home at the request of and in the service of the Company, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Company and in effect when the expenses are incurred.

8. *Rights under Certain Plans.* During the term of Employee's employment hereunder, Employee shall be entitled to participate in any employee stock ownership plans, 401K plans, health and dental insurance and other employee benefit plans and programs maintained by the Company applicable to other executive officers on the same basis as other executive officers of the Company.

9. *Confidential Information.* Employee and the Company agree that, upon executing this Agreement, the Company will provide Employee with its confidential information, including, without limitation, customer information, trade secrets, lists of suppliers and costs, information concerning the business and operations of the Company and its Affiliates and other proprietary data or information, that is valuable, special and a unique asset of the Company and its Affiliates. Employee agrees not to disclose such confidential information, except as may be necessary in the performance of his duties, to any Person, nor use such confidential information, except as may be necessary in the performance of his duties, either (i) while employed; or (ii) within the later of three years immediately following his termination of employment or the three years immediately following expiration of this Agreement without renewal or replacement unless Employee has received the prior written consent of the Company. Upon termination of Employee's employment for any reason or upon a request, at any time, by the Company, Employee shall promptly deliver to the Company all drawings, manuals, letters, notebooks, customer lists, documents, records, equipment, files, computer disks or tapes, reports or any other materials relating to the Company's business (and all copies) which are in Employee's possession or under Employee's control.

10. *Early Termination.* Employee's employment hereunder may be terminated without any breach of this Agreement only under the following circumstances:

(a) Employee's employment hereunder will terminate upon his death;

(b) If, as a result of Employee's incapacity due to physical or mental illness, Employee shall have been absent from his duties or unable to perform his full duties hereunder for a total of 90 days during any 12 month period ("Disability Period"), and within 15 days after written notice of termination is given (which may occur before or after the end of such 90 day period), shall not have returned to the performance of his full duties hereunder on a full-time basis, the Company may terminate Employee's employment hereunder.

(c) The Company may terminate Employee's employment hereunder for Cause. For purposes of this Agreement, the Company shall have "Cause" to terminate Employee's employment hereunder upon (i) the willful and continued failure by Employee to substantially perform his duties hereunder (other than any such failure resulting from Employee's incapacity due to physical or mental illness); (ii) the willful engaging by Employee in misconduct which is injurious or disparaging to the Company; or (iii) the conviction of Employee of any felony or crime of moral turpitude. For purposes of this subsection (c), no act, or failure to act, on Employee's part shall be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.

(d) Any termination of Employee's employment by the Company or by Employee (other than termination pursuant to subsection (a) above) shall be communicated by written Notice of Termination to the other Party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee's employment under the provision so indicated.

(e) "Date of Termination" shall mean (i) if Employee's employment is terminated by his death, the date of his death; (ii) if Employee's employment is terminated pursuant to subsection (b) above, 15 days after Notice of Termination is given (provided that Employee shall not have returned to the performance of his duties on a full-time basis during such 15 days period); (iii) if Employee's employment is terminated at the expiration of the Term or any extension thereof, the last day of the Term or, if applicable, the last day of any extension; and (iv) if Employee's employment is terminated for any other reason, the date the Notice of Termination is given.

11. *Compensation upon Termination or During Disability.* Upon termination of Employee's employment hereunder or during any period of Employee's physical or mental disability, Employee shall be paid as follows:

(a) Employee shall continue to receive his annual base salary at the rate then in effect during any Disability Period provided, however, that such payments shall not continue beyond the earlier of (i) the end of the Term, or (ii) the Date of Termination of this Agreement by the Company pursuant to Section 10(e)(ii), provided that payments so made to Employee shall be reduced by the sum of the amounts, if any, payable to Employee under any disability benefit plans of the Company and which were not previously applied to reduce any such payment. In addition the Company shall reimburse Employee for any theretofore unreimbursed expenses which were incurred prior to the commencement of the Disability Period.

(b) If Employee's employment is terminated by his death, the Company shall pay to Employee's designated beneficiaries, or if he leaves no designated beneficiaries, to his estate, his annual base salary through the date of Employee's death at the rate then in effect and any theretofore unreimbursed expenses and the Company shall have no further obligations to Employee under this Agreement.

(c) If Employee's employment shall be terminated for Cause, the Company shall pay Employee his annual base salary (but not the compensation described in Sections 4(b)) through the Date of Termination at the rate in effect at the time Notice of Termination is given and the Company shall have no further obligations to Employee under this Agreement.

(d) If the Company shall (i) terminate Employee's employment other than pursuant to Section 10(b) or 10(c) hereof; (ii) assign to Employee any duties materially inconsistent with Employee's position in the Company; or (iii) assign to Employee a title, office or status which is inconsistent than that established herein (unless in the nature of a promotion) then, in addition to reimbursement of Employee for any theretofore unreimbursed expenses, the Company shall pay Employee, with no offset, an amount equal to the greater of (a) Employee's annual base salary at the rate in effect at the time Notice of Termination is given, for the unexpired term of this Agreement and payment for any accrued, but unused vacation days hereunder; or (b) six (6) months of Employee's annual base salary at the rate in effect at the time Notice of Termination is given and payment for any accrued, but untaken vacation days hereunder. Such payments to be made in a single lump sum within ten (10) days of the termination of this Agreement.

During the term of this Agreement Employee shall give the Company immediate notice of any change of address.

If Employee shall terminate his employment pursuant to Section 10(d), the Company shall pay Employee, in addition to reimbursement of any theretofore unreimbursed expenses, his full salary through the Date of Termination at the rate in effect on the date that Notice of Termination is received by the Company, plus payment for any accrued, but untaken vacation days hereunder and the Company shall have no further obligation to Employee under this Agreement.

12. *Change in Control Severance Benefit.* If within twelve (12) months after the occurrence of a Change in Control (as defined below) (i) the Company terminates Employee's employment for any reason; or (ii) Employee resigns at any time after any diminution in Employee's job title, duties or compensation or the relocation of Employee, without Employee's consent, to an office in a county that does not abut Tarrant County, Texas, the Company shall pay to Employee, in a

lump sum, three times Employee's annual salary in effect as of the date of Employee's termination or resignation and three times the sum of prior year bonuses paid to Employee and shall continue to provide to Employee, Employee's spouse and dependents, for a period of three years after such termination or resignation, the right to participate in any health and dental plans that the Company may maintain for its employees, on the same basis as participation by such employees.

A "Change in Control" shall mean:

(a) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's common stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company's common stock immediately prior to such transaction have the same proportionate ownership of common stock of the surviving corporation immediately after such transaction; (b) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (c) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (d) the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the "***Continuing Directors***") who (x) at the Effective Date were directors or (y) become directors after the Effective Date and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors at the Effective Date or whose election or nomination for election was previously so approved; (e) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of an aggregate of 50% or more of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934) who beneficially owned less than 50% of the voting power of the Company's outstanding voting securities on the Effective Date of this Plan; ***provided, however***, that notwithstanding the foregoing, an acquisition shall not constitute a Change in Control hereunder if the acquirer is (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, (y) a subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company or (z) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or (f) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

Anything in this Section 12 to the contrary notwithstanding, in the event it shall be determined that any payment or distribution made, or benefit provided, by the Company to or for the benefit of Employee (whether paid or payable or distributed or distributable or provided pursuant to the terms hereof or otherwise) would constitute a "parachute payment" as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), then the lump sum payment payable pursuant to this Section 12 shall be reduced so that the aggregate present value of all payments in the nature of compensation to (or for the benefit of) Employee which are contingent on a change of control (as defined in Code Section 280G(b)(2)(A)) is One Dollar ($1.00) less than the amount which Employee could receive without being considered to have received any parachute payment (the amount of this reduction in the lump sum severance payment is referred to herein as the "Excess Amount"). The determination of the amount of any reduction required by this Section 12 shall be made by an independent accounting firm (other than the Company's independent accounting firm) selected by the Company and acceptable to Employee, and such determination shall be conclusive and binding on the parties hereto.

13. *Defined Terms.* For purposes of this Agreement, the terms set forth in this Agreement shall have the following meanings:

(a) "Affiliate" shall mean any individual, corporation, unincorporated organization, trust or other form of entity controlling, controlled by or under common control with the Company. For purposes of this definition, "control" (including "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such individual, corporation, unincorporated organization, trust or other form of entity, whether through the ownership of voting securities or otherwise.

(b) "Person" shall mean an individual, a corporation, a partnership, an association, a joint-stock company, a trust, an incorporated organization or a government or political subdivision thereof.

14. *Waiver.* No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right under this Agreement. No waiver shall be binding unless executed in writing by the Party making the waiver.

15. *Limitation of Rights.* Nothing in this Agreement, except as specifically stated herein, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the Parties and their respective permitted successors and assigns and other legal representatives, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any Party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over against any Party to this Agreement.

16. *Notices.* All notices given in connection with this Agreement shall be in writing and shall be delivered either by personal delivery, by telecopy or similar facsimile means, by certified or registered mail (postage prepaid and return receipt requested), or by express courier or delivery service, addressed to the applicable Party hereto at the following address:

If to the Company:

Cano Petroleum, Inc.

Burnett Plaza
801 Cherry Street
Suite 3200, Unit 25
Fort Worth, Texas 76102
Attention: S. Jeffery Johnson
Telecopy No.: 817.698.0761

If to Employee:

Phillip Feiner

3608 Adavale Drive
Plano, Texas 75025
Telephone: 972.335.1728

or such other address and number as either Party shall have previously designated by written notice given to the other Party in the manner hereinabove set forth. Notices shall be deemed given when received, if sent by telecopy or similar facsimile means (confirmation of such receipt by confirmed facsimile transmission being deemed receipt of communications sent by telecopy or other facsimile means); and when delivered and receipted for (or upon the date of attempted delivery where delivery is refused), if hand-delivered, sent by express courier or delivery service, or sent by certified or registered mail.

17. *Inconsistent Obligations.* Employee represents and warrants that he is not subject to any undisclosed obligations inconsistent with those of this Agreement.

18. *Code Section 409A; Delay of Payments.* The terms of this Agreement have been designed to comply with the requirements of Code Section 409A, as amended, where applicable, and shall be interpreted and administered in a manner consistent with such intent. Notwithstanding anything to the contrary in this Agreement, (i) if upon the date of Employee's termination of employment with the Company, Employee is a "specified employee" within the meaning of Code Section 409A, and the deferral of any amounts otherwise payable under this Agreement as a result of Employee's termination of employment is necessary in order to prevent any accelerated or additional tax to Employee under Code Section 409A, then the Company will defer the payment of any such amounts hereunder until the date that is six (6) months and one day following the date of Employee's termination of employment with the Company at which time any such delayed amounts will be paid to Employee in a single lump sum, with interest from the date otherwise payable at the prime rate as published in The Wall Street Journal on the date of Employee's termination of employment with the Company, and (ii) if any other payments of money or other benefits due to Employee hereunder could cause the

application of an accelerated or additional tax under Code Section 409A, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Code Section 409A.

19. *Entirety and Amendments.* This instrument and the instruments referred to herein embody the entire agreement between the Parties, supersede all prior agreements and understandings, if any, relating to the subject matter hereof, and may be amended only by an instrument in writing executed by all Parties, and supplemented only by documents delivered or to be delivered in accordance with the express terms hereof.

20. *Successors and Assigns.* This Agreement will be binding upon and inure to the benefit of the Parties hereto and any successors in interest to the Company, but neither this Agreement nor any rights hereunder may be assigned by Employee or by the Company, except that the Company may assign this Agreement to an Affiliate.

21. *Governing Law and Venue.* This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas applicable to agreements made and to be performed entirely in Texas, exclusive of any provisions of Texas law which would apply the law of another jurisdiction. The obligations and undertakings of each of the Parties to this Agreement shall be performable in Tarrant County, Texas, and each Party agrees that if any action at law or in equity is necessary by the Company or Employee to enforce or interpret the terms of this Agreement, venue shall be in Tarrant County, Texas.

22. *Cumulative Remedies.* No remedy herein conferred upon any Party is intended to be exclusive of any other benefits or remedy, and each and every such remedy shall be cumulative and shall be in addition to every other benefits or remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. No single or partial exercise by any Party of any right, power or remedy hereunder shall preclude any other or further exercise thereof.

23. *Multiple Counterparts.* This Agreement may be executed and delivered by facsimile and in a number of identical counterparts, each of which constitute collectively, one agreement; but in making proof of this Agreement, it shall not be necessary to produce or account for more than one counterpart. This Agreement may be executed and delivered via facsimile.

24. *Descriptive Headings.* The headings, captions and arrangements used in this Agreement are for convenience only and shall not be deemed to limit, amplify or modify the terms of this Agreement, nor affect the meanings hereof.

25. *Severability.* The parties intend all provisions of this Agreement to be enforced to the fullest extent permitted by law. Accordingly, if any provision of this Agreement is held illegal, invalid, or unenforceable under present or future law, such provision shall be fully severable, this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance.

Signatures

To evidence the binding effect of the covenants and agreements described above, the Parties hereto have executed this Agreement effective as of the Effective Date.

THE COMPANY:
CANO PETROLEUM, INC.
By: /s/ S. JEFFREY JOHNSON

S. Jeffrey Johnson
CEO and Chairman
EMPLOYEE:
By: /s/ PHILLIP FEINER

Phillip Feiner

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (No. 333-138003, 333-126167, 333-129979, 333-147757 and 333-148053) on Form S-3 and in Registration Statements (No. 333-132595 and 333-143304) on Form S-8 of Cano Petroleum, Inc. of our reports dated September 8, 2008 relating to our audits of the consolidated financial statements and internal control over financial reporting, which appear in this Annual Report on Form 10-K of Cano Petroleum, Inc. for the year ended June 30, 2008.

/s/ HEIN & ASSOCIATES LLP

HEIN & ASSOCIATES LLP

Dallas, Texas
September 8, 2008

EXHIBIT 10.91

AMENDMENT NO. 10

This AMENDMENT NO. 10 ("Amendment") entered into and made effective as of June 10, 2008 ("Effective Date") is among Cano Petroleum, Inc., a Delaware corporation ("Borrower"), the Guarantors (as defined below), the Lenders (as defined below), and Union Bank of California, N.A., as administrative agent for such Lenders (in such capacity, the "Administrative Agent") and as issuing lender (in such capacity, the "Issuing Lender").

RECITALS

A. The Borrower is party to that certain Credit Agreement dated as of November 29, 2005, as heretofore amended (as so amended, the "Credit Agreement") among the Borrower, the lenders party thereto from time to time (the "Lenders"), the Administrative Agent, and the Issuing Lender.

B. The parties hereto wish to, subject to the terms and conditions set forth herein, amend certain provisions of the Credit Agreement.

THEREFORE, the Borrower, the Guarantors, the Lenders, and the Administrative Agent hereby agree as follows:

Section 1. Defined Terms; Other Definitional Provisions. As used in this Amendment, each of the terms defined in the opening paragraph and the Recitals above shall have the meanings assigned to such terms therein. Each term defined in the Credit Agreement and used herein without definition shall have the meaning assigned to such term in the Credit Agreement, unless expressly provided to the contrary. The words "hereof", "herein", and "hereunder" and words of similar import when used in this Amendment shall refer to this Amendment as a whole and not to any particular provision of this Amendment. Paragraph headings have been inserted in this Amendment as a matter of convenience for reference only and it is agreed that such paragraph headings are not a part of this Amendment and shall not be used in the interpretation of any provision of this Amendment.

Section 2. Amendment to Credit Agreement. Section 6.18 (Leverage Ratio) of the Credit Agreement is hereby replaced in its entirety with the following: *Section 6.18* ***Leverage Ratio.*** *The Borrower (a) shall not permit the Leverage Ratio at the end of each fiscal quarter ending prior to December 31, 2008 to be greater than 5.00 to 1.00; (b) shall not permit the Leverage Ratio at the end of each fiscal quarter ending on or after December 31, 2008 but prior to June 30, 2009 to be greater than 4.50 to 1.00; and (c) shall not permit the Leverage Ratio at the end of each fiscal quarter ending on or after June 30, 2009 to be greater than 4.00 to 1.00; provided that, solely for purposes of calculating Leverage Ratio under this clause, "consolidated Debt" shall not include Debt outstanding under preferred Equity Interests issued in compliance with Section 6.22*

Section 3. Representations and Warranties. Each of the Borrower and Guarantors represents and warrants that: (a) after giving effect to this Amendment, the representations and warranties contained in the Credit Agreement and the representations and warranties contained in the other Loan Documents are true and correct in all material respects on and as of the Effective Date as if made on as and as of such date except to the extent that any such representation or warranty expressly relates solely to an earlier date, in which case such representation or warranty is true and correct in all material respects as of such earlier date; (b) after giving effect to this Amendment, no Default has occurred and is continuing; (c) the execution, delivery and performance of this Amendment are within the corporate, limited liability company, or partnership power and authority of such Person and have been duly authorized by appropriate corporate, limited liability company, or partnership action and proceedings; (d) this Amendment constitutes the legal, valid, and binding obligation of such Person enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the rights of creditors generally and general principles of equity; (e) there are no governmental or other third party consents, licenses and approvals required in connection with the execution, delivery, performance, validity and enforceability of this Amendment; (f) the Liens under the Security Instruments are valid and subsisting and secure the Borrower's and such Person's obligations under the Loan Documents; and (g) as to each Guarantor, it has no defenses to the enforcement of the Guaranty.

Section 4. Conditions to Effectiveness. This Amendment and the amendments to the Credit Agreement provided herein shall become effective on the Effective Date and enforceable against the parties hereto upon the occurrence of the following conditions precedent: (a) the Administrative Agent shall have received multiple original counterparts, as requested by the Administrative Agent, of this Amendment duly and validly executed and delivered by duly authorized officers of the Borrower, the Guarantors, the Administrative Agent, and the Lenders, (b) no Default shall have occurred and be continuing as of the Effective Date, (c) the representations and warranties in this Amendment shall be true and correct in all material respects, and (d) the Borrower shall have paid all fees and expenses of the Administrative Agent's outside legal counsel and other consultants pursuant to all invoices presented for payment on or prior to the Effective Date.

Section 5. Acknowledgments and Agreements.

(a) The Borrower acknowledges that on the date hereof all Obligations are payable without defense, offset, counterclaim or recoupment.

(b) The Administrative Agent and the Lenders hereby expressly reserve all of their rights, remedies, and claims under the Loan Documents. Nothing in this Amendment shall constitute a waiver or relinquishment of (i) any Default or Event of Default under any of the Loan Documents, (ii) any of the agreements, terms or conditions contained in any of the Loan Documents, (iii) any rights or remedies of the Administrative Agent or any Lender with respect to the Loan Documents, or (iv) the rights of the Administrative Agent or any Lender to collect the full amounts owing to them under the Loan Documents.

(c) Each of the Borrower, the Guarantors, Administrative Agent, and Lenders does hereby adopt, ratify, and confirm the Credit Agreement, as amended hereby, and acknowledges and agrees that the Credit Agreement, as amended hereby, is and remains in full force and effect, and the Borrower and the Guarantors acknowledge and agree that their respective liabilities and obligations under the Credit Agreement, as amended hereby, and the Guaranty, are not impaired in any respect by this Agreement.

(d) From and after the Effective Date, all references to the Credit Agreement and the Loan Documents shall mean such Credit Agreement and such Loan Documents as amended by this Amendment.

(e) This Amendment is a Loan Document for the purposes of the provisions of the other Loan Documents. Without limiting the foregoing, any breach of representations, warranties, and covenants under this Amendment shall be a Default or Event of Default, as applicable, under the Credit Agreement.

Section 6. Reaffirmation of the Guaranty. Each Guarantor hereby ratifies, confirms, acknowledges and agrees that its obligations under the Guaranty are in full force and effect and that such Guarantor continues to unconditionally and irrevocably guarantee the full and punctual payment, when due, whether at stated maturity or earlier by acceleration or otherwise, all of the Guaranteed Obligations (as defined in the Guaranty), as such Guaranteed Obligations may have been amended by this Amendment, and its execution and delivery of this Amendment does not indicate or establish an approval or consent requirement by such Guarantor under the Guaranty in connection with the execution and delivery of amendments, consents or waivers to the Credit Agreement, the Notes or any of the other Loan Documents.

Section 7. Counterparts; Invalidity. This Amendment may be signed in any number of counterparts, each of which shall be an original and all of which, taken together, constitute a single instrument. This Amendment may be executed by facsimile signature and all such signatures shall be effective as originals. In the event that any one or more of the provisions contained in this Amendment shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Amendment.

Section 8. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted pursuant to the Credit Agreement.

Section 9. Governing Law. This Amendment shall be deemed to be a contract made under and shall be governed by and construed in accordance with the laws of the State of Texas.

Section 10. Entire Agreement. THIS AMENDMENT, THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT, THE NOTES, AND THE OTHER LOAN DOCUMENTS CONSTITUTE THE ENTIRE UNDERSTANDING AMONG THE PARTIES HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ANY PRIOR AGREEMENTS, WRITTEN OR ORAL, WITH RESPECT THERETO.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

[SIGNATURES BEGIN ON NEXT PAGE]

EXECUTED effective as of the date first above written.

BORROWER:

CANO PETROLEUM, INC.

/s/ MORRIS B. SMITH

By: Morris B. Smith,
Senior Vice President and
Chief Financial Officer

GUARANTORS:

SQUARE ONE ENERGY, INC.
LADDER COMPANIES, INC.
W.O. ENERGY OF NEVADA, INC.
WO ENERGY, INC.
PANTWIST, LLC
CANO PETRO OF NEW MEXICO, INC.

/s/ MORRIS B. SMITH

Each by: Morris B. Smith,
Vice President and
Chief Financial Officer

W.O. OPERATING COMPANY, LTD.

By: WO Energy, Inc., its general partner

/s/ MORRIS B. SMITH

By: Morris B. Smith,
Vice President and
Chief Financial Officer

W.O. PRODUCTION COMPANY, LTD.

By: WO Energy, Inc., its general partner

/s/ MORRIS B. SMITH

By: Morris B. Smith,
Vice President and
Chief Financial Officer

ADMINISTRATIVE AGENT/ ISSUING LENDER/LENDER:

UNION BANK OF CALIFORNIA, N.A.,

/s/ TIMOTHY BRENDEL

Timothy Brendel

By: Assistant Vice President

NATIXIS, as a Lender

/s/ DONOVAN C. BROUSSARD

Donovan C. Broussard

By: Managing Director

/s/ LIANA TCHERNYSHEVA

Liana Tchernysheva

By: Director

EXHIBIT 10.92

CONSENT AND AMENDMENT NO. 11

This CONSENT AND AMENDMENT NO. 11 ("*Amendment*") entered into and made effective as of June 27, 2008 ("*Effective Date*") is among Cano Petroleum, Inc., a Delaware corporation ("*Borrower*"), the Guarantors (as defined below), the Lenders (as defined below), and Union Bank of California, N.A., as administrative agent for such Lenders (in such capacity, the "*Administrative Agent*") and as issuing lender (in such capacity, the "*Issuing Lender*").

RECITALS

A. The Borrower is party to that certain Credit Agreement dated as of November 29, 2005, as heretofore amended (as so amended, the "*Credit Agreement*") among the Borrower, the lenders party thereto from time to time (the "*Lenders*"), the Administrative Agent, and the Issuing Lender.

B. As part of the consideration for the purchase of certain oil and gas properties from Tryma, Inc. (the "*Seller*") pursuant to an Option and Purchase Sale Agreement entered into on or prior to the date hereof (the "*PSA*") between the Seller and W.O. Operating Company, Ltd., a Subsidiary of the Borrower (the "*W.O. Operating*"), W.O Operating proposes to transfer to the Seller all of its right, title and interest in the Oil and Gas Properties described on Exhibit A attached hereto (the "*Cockrell Assets*"; and such transfer being the "*Cockrell Transfer*").

C. Without the consent of the Majority Lenders under and as defined in the Credit Agreement, the proposed Cockrell Transfer would be prohibited under the provisions of Section 6.04 of the Credit Agreement.

D. The Lenders, subject to the terms and conditions set forth herein, wish to (i) consent to the Cockrell Transfer, (ii) amend Section 6.22 of the Credit Agreement to clarify the intent of such Section and (iii) amend Section 6.17 of the Credit Agreement.

THEREFORE, the Borrower, the Guarantors, the Lenders, and the Administrative Agent hereby agree as follows:

Section 1. Defined Terms; Other Definitional Provisions. As used in this Amendment, each of the terms defined in the opening paragraph and the Recitals above shall have the meanings assigned to such terms therein. Each term defined in the Credit Agreement and used herein without definition shall have the meaning assigned to such term in the Credit Agreement, unless expressly provided to the contrary. The words "hereof", "herein", and "hereunder" and words of similar import when used in this Amendment shall refer to this Amendment as a whole and not to any particular provision of this Amendment. Paragraph headings have been inserted in this Amendment as a matter of convenience for reference only and it is agreed that such paragraph headings are not a part of this Amendment and shall not be used in the interpretation of any provision of this Amendment.

Section 2. Consent. Subject to the terms hereof, the Lenders hereby (a) consent to the Cockrell Transfer pursuant to the PSA, and (b) consent to the Administrative Agent releasing and discharging the Cockrell Assets from the liens and security interests granted to such respective agents by the Borrower or any Guarantor under the Loan Documents. The consent by the Lenders described herein is limited to the Cockrell Transfer and the Cockrell Assets and shall not be construed to be a consent to or a permanent waiver of the Section 6.04 of the Credit Agreement or any other terms, provisions, covenants, warranties or agreements contained in any Loan Document.

Section 3. Amendments to Credit Agreement.

(a) Section 6.17 (Current Ratio) of the Credit Agreement is hereby amended by adding the following new sentence to the end thereof:

Furthermore, for purposes of calculating this ratio for the fiscal quarter ending June 30, 2008, "current assets" shall include the Equity Issuance Proceeds resulting from the Equity Issuance made by the Borrower on June 25, 2008 provided that such proceeds are delivered to the Borrower by July 10, 2008.

(b) Section 6.22 (Equity Issuance) of the Credit Agreement is hereby replaced in its entirety with the following:

Section 6.22 Equity Issuance. The Borrower shall not, nor shall it permit any of its Subsidiaries to, issue any preferred or convertible Equity Interests unless (a) the maturity thereof shall not be earlier than November 28, 2009, (b) the other terms thereof, including any conversion terms, are satisfactory to the Administrative Agent, (c) the Equity Issuance Proceeds thereof are applied, first to satisfy the outstanding Subordinated Debt in full and second to prepay the Obligations as calculated under Section 2.05(g), and (d) such issuance of preferred or convertible Equity Interests, together with any Debt Issuance permitted under Section 6.02(j), does not exceed $60,000,000 in the aggregate.

Section 4. Representations and Warranties. Each of the Borrower and Guarantors represents and warrants that: (a) after giving effect to this Amendment, the representations and warranties contained in the Credit Agreement and the representations and warranties contained in the other Loan Documents are true and correct in all material respects on and as of the Effective Date as if made on as and as of such date except to the extent that any such representation or warranty expressly relates solely to an earlier date, in which case such representation or warranty is true and correct in all material respects as of such earlier date; (b) after giving effect to this Amendment, no Default has occurred and is continuing; (c) the execution, delivery and performance of this Amendment are within the corporate, limited liability company, or partnership power and authority of such Person and have been duly authorized by appropriate corporate, limited liability company, or partnership action and proceedings; (d) this Amendment constitutes the legal, valid, and binding obligation of such Person enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the rights of creditors generally and general principles of equity; (e) there are no governmental or other third party consents, licenses and approvals required in connection with the execution, delivery, performance, validity and enforceability of this Amendment; (f) the Liens under the Security Instruments are valid and subsisting and secure the Borrower's and such Person's obligations under the Loan Documents; and (g) as to each Guarantor, it has no defenses to the enforcement of the Guaranty.

Section 5. Conditions to Effectiveness. This Amendment and the amendments to the Credit Agreement provided herein shall become effective on the Effective Date and enforceable against the parties hereto upon the occurrence of the following conditions precedent: (a) the Administrative Agent shall have received multiple original counterparts, as requested by the Administrative Agent, of this Amendment duly and validly executed and delivered by duly authorized officers of the Borrower, the Guarantors, the Administrative Agent, and the Lenders, (b) no Default shall have occurred and be continuing as of the Effective Date, (c) the representations and warranties in this Amendment shall be true and correct in all material respects, and (d) the Borrower shall have paid all fees and expenses of the Administrative Agent's outside legal counsel and other consultants pursuant to all invoices presented for payment on or prior to the Effective Date.

Section 6. Acknowledgments and Agreements.

(a) The Borrower acknowledges that on the date hereof all Obligations are payable without defense, offset, counterclaim or recoupment.

(b) The Administrative Agent and the Lenders hereby expressly reserve all of their rights, remedies, and claims under the Loan Documents. Nothing in this Amendment shall constitute a waiver or relinquishment of (i) any Default or Event of Default under any of the Loan Documents, (ii) any of the agreements, terms or conditions contained in any of the Loan Documents, (iii) any rights or remedies of the Administrative Agent or any Lender with respect to the Loan Documents, or (iv) the rights of the Administrative Agent or any Lender to collect the full amounts owing to them under the Loan Documents.

(c) Each of the Borrower, the Guarantors, Administrative Agent, and Lenders does hereby adopt, ratify, and confirm the Credit Agreement, as amended hereby, and acknowledges and agrees that the Credit Agreement, as amended hereby, is and remains in full force and effect, and the Borrower and the Guarantors acknowledge and agree that their respective liabilities and obligations under the Credit Agreement, as amended hereby, and the Guaranty, are not impaired in any respect by this Agreement.

(d) From and after the Effective Date, all references to the Credit Agreement and the Loan Documents shall mean such Credit Agreement and such Loan Documents as amended by this Amendment.

(e) This Amendment is a Loan Document for the purposes of the provisions of the other Loan Documents. Without limiting the foregoing, any breach of representations, warranties, and covenants under this Amendment shall be a Default or Event of Default, as applicable, under the Credit Agreement.

Section 7. Reaffirmation of the Guaranty. Each Guarantor hereby ratifies, confirms, acknowledges and agrees that its obligations under the Guaranty are in full force and effect and that such Guarantor continues to unconditionally and irrevocably guarantee the full and punctual payment, when due, whether at stated maturity or earlier by acceleration or otherwise, all of the Guaranteed Obligations (as defined in the Guaranty), as such Guaranteed Obligations may have been amended by this Amendment, and its execution and delivery of this Amendment does not indicate or establish an approval or consent requirement by such Guarantor under the Guaranty in connection with the execution and delivery of amendments, consents or waivers to the Credit Agreement, the Notes or any of the other Loan Documents.

Section 8. Counterparts; Invalidity. This Amendment may be signed in any number of counterparts, each of which shall be an original and all of which, taken together, constitute a single instrument. This Amendment may be executed by facsimile signature and all such signatures shall be effective as originals. In the event that any one or more of the provisions contained in this Amendment shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Amendment.

Section 9. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted pursuant to the Credit Agreement.

Section 10. Governing Law. This Amendment shall be deemed to be a contract made under and shall be governed by and construed in accordance with the laws of the State of Texas.

Section 11. Entire Agreement. THIS AMENDMENT, THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT, THE NOTES, AND THE OTHER LOAN DOCUMENTS CONSTITUTE THE ENTIRE UNDERSTANDING AMONG THE PARTIES HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ANY PRIOR AGREEMENTS, WRITTEN OR ORAL, WITH RESPECT THERETO.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

[SIGNATURES BEGIN ON NEXT PAGE]

EXECUTED effective as of the date first above written.

BORROWER:

CANO PETROLEUM, INC.

/s/ BENJAMIN DAITCH

By:

Benjamin Daitch

Name:

SVP & CFO

Title:

GUARANTORS:

SQUARE ONE ENERGY, INC.
LADDER COMPANIES, INC.
W.O. ENERGY OF NEVADA, INC.
WO ENERGY, INC.
PANTWIST, LLC
CANO PETRO OF NEW MEXICO, INC.

/s/ MORRIS B. SMITH

Morris B. Smith,
Vice President and
Each by: Chief Financial Officer

W.O. OPERATING COMPANY, LTD.

By: WO Energy, Inc., its general partner

/s/ MORRIS B. SMITH

Morris B. Smith,
Vice President and
By: Chief Financial Officer

W.O. PRODUCTION COMPANY, LTD.

By: WO Energy, Inc., its general partner

/s/ MORRIS B. SMITH

Morris B. Smith,
Vice President and
By: Chief Financial Officer

**ADMINISTRATIVE AGENT/
ISSUING LENDER/LENDER:**

UNION BANK OF CALIFORNIA, N.A.,

/s/ RANDALL OSTERBERG

Randall Osterberg

By: Senior Vice President

NATIXIS, as a Lender

/s/ DONOVAN BROUSSARD

Donovan Broussard

By: Managing Director

/s/ LIANA TCHERNYSHEVA

Liana Tchernysheva

By: Director

Exhibit A

Cockrell D Lease

Lessor:	PITASSY LEASE
Lessee:	
Lease Date:	5/17/1948
Recorded:	Book 118 Page 164
Legal Desc:	ALL SEC. 9, BLK. B-3, D&SE SURVEY HUTCHINSON COUNTY, TX
Lessor:	ROYALTY SERVICE LEASE
Lessee:	
Lease Date:	7/19/1948
Recorded:	Book 118 Page 168
Legal Desc:	ALL SEC. 9, BLK B-3, D&SE SURVEY HUTCHINSON COUNTY, TX.
Lessor:	INVESTORS ROYALTY LEASE
Lessee:	
Lease Date:	3/1/1948
Recorded:	Book 118 Page 171
Legal Desc:	ALL SEC. 9, BLK B-3, D&SE SURVEY HUTCHINSON COUNTY, TX.
Lessor:	METROPOLITAN ROYALTY LEASE
Lessee:	
Lease Date:	4/2/1948
Recorded:	Book 118 Page 75
Legal Desc:	ALL SEC. 9, BLK. B-3, D&SE SURVEY HUTCHINSON COUNTY, TX
Lessor:	PITASSY LEASE
Lessee:	
LeaseDate:	3/24/1948
Recorded:	Book 127 Page 290
Legal Desc:	ALL SEC. 9, BLK. B-3, D&SE SURVEY HUTCHINSON COUNTY, TX

Wells
Net Revenue Interests

W.O. Operating Company, Ltd.	.875000 NRI

Exhibit A

EXHIBIT 10.93

AMENDMENT NO. 12 AND AGREEMENT

This AMENDMENT NO. 12 AND AGREEMENT ("*Amendment*") made effective as of June 30, 2008 ("*Effective Date*") is among Cano Petroleum, Inc., a Delaware corporation ("*Borrower*"), the Guarantors (as defined below), the Lenders (as defined below), and Union Bank of California, N.A., as administrative agent for such Lenders (in such capacity, the "*Administrative Agent*") and as issuing lender (in such capacity, the "*Issuing Lender*").

RECITALS

A. The Borrower is party to that certain Credit Agreement dated as of November 29, 2005, as heretofore amended (as so amended, the "*Credit Agreement*") among the Borrower, the lenders party thereto from time to time (the "*Lenders*"), the Administrative Agent, and the Issuing Lender.

B. The Lenders, subject to the terms and conditions set forth herein, wish to amend Section 6.18 of the Credit Agreement.

THEREFORE, the Borrower, the Guarantors, the Lenders, and the Administrative Agent hereby agree as follows:

Section 1. *Defined Terms; Other Definitional Provisions.* As used in this Amendment, each of the terms defined in the opening paragraph and the Recitals above shall have the meanings assigned to such terms therein. Each term defined in the Credit Agreement and used herein without definition shall have the meaning assigned to such term in the Credit Agreement, unless expressly provided to the contrary. The words "hereof", "herein", and "hereunder" and words of similar import when used in this Amendment shall refer to this Amendment as a whole and not to any particular provision of this Amendment. Paragraph headings have been inserted in this Amendment as a matter of convenience for reference only and it is agreed that such paragraph headings are not a part of this Amendment and shall not be used in the interpretation of any provision of this Amendment.

Section 2. *Amendment to Credit Agreement.* Section 6.18 (Leverage Ratio) of the Credit Agreement is hereby amended by replacing the proviso appearing at the end thereof with the following:

> *"...provided that, (a) solely for purposes of calculating Leverage Ratio under this clause, "consolidated Debt" shall not include Debt outstanding under preferred Equity Interests issued in compliance with Section 6.22, and (b) solely for purposes of calculating this ratio for the fiscal quarter ending June 30, 2008, "consolidated Debt" shall not include $54,000,000 of Debt outstanding under this Agreement which is expected to be paid in full with the Equity Issuance Proceeds resulting from the Equity Issuance to be made by the Borrower on July 1, 2008."*

Section 3. *Reaffirmation of the Borrowing Base.* Subject to the terms of this Agreement, the Lenders and the Borrower hereby confirm that as of the Effective Date, the Borrowing Base is reconfirmed to be $60,000,000 and such Borrowing Base shall remain in effect at that level until the Borrowing Base is redetermined in accordance with the Credit Agreement. The parties hereto acknowledge that this redeterination of the Borrowing Base is the semi-annual redetermination provided for in Section 2.02(b)(ii) of the Credit Agreement.

Section 4. *Representations and Warranties.* Each of the Borrower and Guarantors represents and warrants that: (a) after giving effect to this Amendment, the representations and warranties contained in the Credit Agreement and the representations and warranties contained in the other Loan Documents are true and correct in all material respects on and as of the Effective Date as if made on as and as of such date except to the extent that any such representation or warranty expressly relates solely to an earlier date, in which case such representation or warranty is true and correct in all material respects as of such earlier date; (b) after giving effect to this Amendment, no Default has occurred and is continuing; (c) the execution, delivery and performance of this Amendment are within the corporate, limited liability company, or partnership power and authority of such Person and have been duly authorized by appropriate corporate, limited liability company, or partnership action and proceedings; (d) this Amendment constitutes the legal, valid, and binding obligation of such Person enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the rights of creditors generally and general principles of equity;

(e) there are no governmental or other third party consents, licenses and approvals required in connection with the execution, delivery, performance, validity and enforceability of this Amendment; (f) the Liens under the Security Instruments are valid and subsisting and secure the Borrower's and such Person's obligations under the Loan Documents; and (g) as to each Guarantor, it has no defenses to the enforcement of the Guaranty.

Section 5. *Conditions to Effectiveness.* This Amendment and the amendment to the Credit Agreement provided herein shall become effective on the Effective Date and enforceable against the parties hereto upon the occurrence of the following conditions precedent: (a) the Administrative Agent shall have received multiple original counterparts, as requested by the Administrative Agent, of this Amendment duly and validly executed and delivered by duly authorized officers of the Borrower, the Guarantors, the Administrative Agent, and the Lenders, (b) no Default shall have occurred and be continuing as of the Effective Date, (c) the representations and warranties in this Amendment shall be true and correct in all material respects, and (d) the Borrower shall have paid all fees and expenses of the Administrative Agent's outside legal counsel and other consultants pursuant to all invoices presented for payment on or prior to the Effective Date.

Section 6. *Acknowledgments and Agreements.*

(a) The Borrower acknowledges that on the date hereof all Obligations are payable without defense, offset, counterclaim or recoupment.

(b) The Administrative Agent and the Lenders hereby expressly reserve all of their rights, remedies, and claims under the Loan Documents. Nothing in this Amendment shall constitute a waiver or relinquishment of (i) any Default or Event of Default under any of the Loan Documents, (ii) any of the agreements, terms or conditions contained in any of the Loan Documents, (iii) any rights or remedies of the Administrative Agent or any Lender with respect to the Loan Documents, or (iv) the rights of the Administrative Agent or any Lender to collect the full amounts owing to them under the Loan Documents.

(c) Each of the Borrower, the Guarantors, Administrative Agent, and Lenders does hereby adopt, ratify, and confirm the Credit Agreement, as amended hereby, and acknowledges and agrees that the Credit Agreement, as amended hereby, is and remains in full force and effect, and the Borrower and the Guarantors acknowledge and agree that their respective liabilities and obligations under the Credit Agreement, as amended hereby, and the Guaranty, are not impaired in any respect by this Agreement.

(d) From and after the Effective Date, all references to the Credit Agreement and the Loan Documents shall mean such Credit Agreement and such Loan Documents as amended by this Amendment.

(e) This Amendment is a Loan Document for the purposes of the provisions of the other Loan Documents. Without limiting the foregoing, any breach of representations, warranties, and covenants under this Amendment shall be a Default or Event of Default, as applicable, under the Credit Agreement.

Section 7. *Reaffirmation of the Guaranty.* Each Guarantor hereby ratifies, confirms, acknowledges and agrees that its obligations under the Guaranty are in full force and effect and that such Guarantor continues to unconditionally and irrevocably guarantee the full and punctual payment, when due, whether at stated maturity or earlier by acceleration or otherwise, all of the Guaranteed Obligations (as defined in the Guaranty), as such Guaranteed Obligations may have been amended by this Amendment, and its execution and delivery of this Amendment does not indicate or establish an approval or consent requirement by such Guarantor under the Guaranty in connection with the execution and delivery of amendments, consents or waivers to the Credit Agreement, the Notes or any of the other Loan Documents.

Section 8. *Counterparts; Invalidity.* This Amendment may be signed in any number of counterparts, each of which shall be an original and all of which, taken together, constitute a single instrument. This Amendment may be executed by facsimile signature and all such signatures shall be effective as originals. In the event that any one or more of the provisions contained in this Amendment shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Amendment.

Section 9. *Successors and Assigns.* This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted pursuant to the Credit Agreement.

Section 10. *Governing Law.* This Amendment shall be deemed to be a contract made under and shall be governed by and construed in accordance with the laws of the State of Texas.

Section 11. *Entire Agreement.* THIS AMENDMENT, THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT, THE NOTES, AND THE OTHER LOAN DOCUMENTS CONSTITUTE THE ENTIRE UNDERSTANDING AMONG THE PARTIES HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ANY PRIOR AGREEMENTS, WRITTEN OR ORAL, WITH RESPECT THERETO.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.
[SIGNATURES BEGIN ON NEXT PAGE]

EXECUTED effective as of the date first above written.

BORROWER:

CANO PETROLEUM, INC.
By: /s/ BENJAMIN DAITCH

Name: Benjamin Daitch

Title: SVP & CFO

GUARANTORS:

SQUARE ONE ENERGY, INC.
LADDER COMPANIES, INC.
W.O. ENERGY OF NEVADA, INC.
WO ENERGY, INC.
PANTWIST, LLC
CANO PETRO OF NEW MEXICO, INC.
Each by: /s/ MORRIS B. SMITH

Name: Morris B. Smith

Title: VP & CFO

W.O. OPERATING COMPANY, LTD.
By: WO Energy, Inc., its general partner
By: /s/ MORRIS B. SMITH

Name: Morris B. Smith

Title: VP & CFO

W.O. PRODUCTION COMPANY, LTD.
By: WO Energy, Inc., its general partner
Each by: /s/ MORRIS B. SMITH

Name Morris B. Smith

Title: VP & CFO

Signature Page to Amendment No. 12 and Agreement

ADMINISTRATIVE AGENT/
ISSUING LENDER/LENDER: **UNION BANK OF CALIFORNIA, N.A.,**

By: /s/ RANDALL OSTERBERG

Randall Osterberg
Senior Vice President

Signature Page to Amendment No. 12 and Agreement

NATIXIS, as a Lender

By: /s/ DONOVAN BROUSSARD

Donovan Broussard
Director

By: /s/ LIANA TCHERNYSHEVA

Liana Tchernysheva
Director

Signature Page to Amendment No. 12 and Agreement

EXHIBIT 10.94

CONSENT AND AMENDMENT NO. 1

This CONSENT AND AMENDMENT NO. 1 ("*Amendment*") entered into and made effective as of June 27, 2008 ("*Effective Date*") is among Cano Petroleum, Inc., a Delaware corporation ("*Borrower*"), the Guarantors (as defined below), the Lenders (as defined below), and UnionBanCal Equities, Inc. as administrative agent for such Lenders (in such capacity, the "*Administrative Agent*").

RECITALS

A. The Borrower is party to that certain Subordinated Credit Agreement dated as of March 17, 2008 (the "*Credit Agreement*") among the Borrower, the lenders party thereto from time to time (the "*Lenders*") and the Administrative Agent.

B. As part of the consideration for the purchase of certain oil and gas properties from Tryma, Inc. (the "*Seller*") pursuant to an Option and Purchase Sale Agreement entered into on or prior to the date hereof (the "*PSA*") between the Seller and W.O. Operating Company, Ltd., a Subsidiary of the Borrower (the "*W.O. Operating*"), W.O Operating proposes to transfer to the Seller all of its right, title and interest in the Oil and Gas Properties described on Exhibit A attached hereto (the "*Cockrell Assets*"; and such transfer being the "*Cockrell Transfer*").

C. Without the consent of the Majority Lenders under and as defined in the Credit Agreement, the proposed Cockrell Transfer would be prohibited under the provisions of Section 6.04 of the Credit Agreement.

D. The Lenders, subject to the terms and conditions set forth herein, wish to (i) consent to the Cockrell Transfer, (ii) amend Section 6.22 of the Credit Agreement to clarify the intent of such Section, and (iii) amend Section 6.17 of the Credit Agreement.

THEREFORE, the Borrower, the Guarantors, the Lenders, and the Administrative Agent hereby agree as follows:

Section 1. *Defined Terms; Other Definitional Provisions.* As used in this Amendment, each of the terms defined in the opening paragraph and the Recitals above shall have the meanings assigned to such terms therein. Each term defined in the Credit Agreement and used herein without definition shall have the meaning assigned to such term in the Credit Agreement, unless expressly provided to the contrary. The words "hereof", "herein", and "hereunder" and words of similar import when used in this Amendment shall refer to this Amendment as a whole and not to any particular provision of this Amendment. Paragraph headings have been inserted in this Amendment as a matter of convenience for reference only and it is agreed that such paragraph headings are not a part of this Amendment and shall not be used in the interpretation of any provision of this Amendment.

Section 2. *Consent.* Subject to the terms hereof, the Lenders hereby (a) consent to the Cockrell Transfer pursuant to the PSA, and (b) consent to the Administrative Agent releasing and discharging the Cockrell Assets from the liens and security interests granted to such respective agents by the Borrower or any Guarantor under the Loan Documents. The consent by the Lenders described herein is limited to the Cockrell Transfer and the Cockrell Assets and shall not be construed to be a consent to or a permanent waiver of the Section 6.04 of the Credit Agreement or any other terms, provisions, covenants, warranties or agreements contained in any Loan Document.

Section 3. *Amendments to Credit Agreement.*

(a) Section 6.17 (Current Ratio) of the Credit Agreement is hereby amended by adding the following new sentence to the end thereof:

Furthermore, for purposes of calculating this ratio for the fiscal quarter ending June 30, 2008, "current assets" shall include the Equity Issuance Proceeds resulting from the Equity Issuance made by the Borrower on June 25, 2008 provided that such proceeds are delivered to the Borrower by July 10, 2008.

(b) Section 6.22 (Equity Issuance) of the Credit Agreement is hereby replaced in its entirety with the following:

Section 6.22 Equity Issuance. The Borrower shall not, nor shall it permit any of its Subsidiaries to, issue any preferred or convertible Equity Interests unless (a) the maturity thereof shall not be earlier than February 28, 2011, (b) the other terms thereof, including any conversion terms, are satisfactory to the Administrative Agent, (c) the Equity Issuance Proceeds thereof are applied, first to satisfy the outstanding Obligations in full and second to prepay the Senior Debt as calculated under Section 2.05(g) of the Senior Credit Agreement, and (d) such issuance of preferred or convertible Equity Interests, together with any Debt Issuance permitted under Section 6.02(j), does not exceed $60,000,000 in the aggregate.

Section 4. *Representations and Warranties.* Each of the Borrower and Guarantors represents and warrants that: (a) after giving effect to this Amendment, the representations and warranties contained in the Credit Agreement and the representations and warranties contained in the other Loan Documents are true and correct in all material respects on and as of the Effective Date as if made on as and as of such date except to the extent that any such representation or warranty expressly relates solely to an earlier date, in which case such representation or warranty is true and correct in all material respects as of such earlier date; (b) after giving effect to this Amendment, no Default has occurred and is continuing; (c) the execution, delivery and performance of this Amendment are within the corporate, limited liability company, or partnership power and authority of such Person and have been duly authorized by appropriate corporate, limited liability company, or partnership action and proceedings; (d) this Amendment constitutes the legal, valid, and binding obligation of such Person enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the rights of creditors generally and general principles of equity; (e) there are no governmental or other third party consents, licenses and approvals required in connection with the execution, delivery, performance, validity and enforceability of this Amendment; (f) the Liens under the Security Instruments are valid and subsisting and secure the Borrower's and such Person's obligations under the Loan Documents; and (g) as to each Guarantor, it has no defenses to the enforcement of the Guaranty.

Section 5. *Conditions to Effectiveness.* This Amendment and the amendments to the Credit Agreement provided herein shall become effective on the Effective Date and enforceable against the parties hereto upon the occurrence of the following conditions precedent: (a) the Administrative Agent shall have received multiple original counterparts, as requested by the Administrative Agent, of this Amendment duly and validly executed and delivered by duly authorized officers of the Borrower, the Guarantors, the Administrative Agent, and the Lenders, (b) no Default shall have occurred and be continuing as of the Effective Date, (c) the representations and warranties in this Amendment shall be true and correct in all material respects, and (d) the Borrower shall have paid all fees and expenses of the Administrative Agent's outside legal counsel and other consultants pursuant to all invoices presented for payment on or prior to the Effective Date.

Section 6. *Acknowledgments and Agreements.*

(a) The Borrower acknowledges that on the date hereof all Obligations are payable without defense, offset, counterclaim or recoupment.

(b) The Administrative Agent and the Lenders hereby expressly reserve all of their rights, remedies, and claims under the Loan Documents. Nothing in this Amendment shall constitute a waiver or relinquishment of (i) any Default or Event of Default under any of the Loan Documents, (ii) any of the agreements, terms or conditions contained in any of the Loan Documents, (iii) any rights or remedies of the Administrative Agent or any Lender with respect to the Loan Documents, or (iv) the rights of the Administrative Agent or any Lender to collect the full amounts owing to them under the Loan Documents.

(c) Each of the Borrower, the Guarantors, Administrative Agent, and Lenders does hereby adopt, ratify, and confirm the Credit Agreement, as amended hereby, and acknowledges and agrees that the Credit Agreement, as amended hereby, is and remains in full force and effect, and the Borrower and the Guarantors acknowledge and agree that their respective liabilities and obligations under the Credit Agreement, as amended hereby, and the Guaranty, are not impaired in any respect by this Agreement.

(d) From and after the Effective Date, all references to the Credit Agreement and the Loan Documents shall mean such Credit Agreement and such Loan Documents as amended by this Amendment.

(e) This Amendment is a Loan Document for the purposes of the provisions of the other Loan Documents. Without limiting the foregoing, any breach of representations, warranties, and covenants under this Amendment shall be a Default or Event of Default, as applicable, under the Credit Agreement.

Section 7. *Reaffirmation of the Guaranty.* Each Guarantor hereby ratifies, confirms, acknowledges and agrees that its obligations under the Guaranty are in full force and effect and that such Guarantor continues to unconditionally and irrevocably guarantee the full and punctual payment, when due, whether at stated maturity or earlier by acceleration or otherwise, all of the Guaranteed Obligations (as defined in the Guaranty), as such Guaranteed Obligations may have been amended by this Amendment, and its execution and delivery of this Amendment does not indicate or establish an approval or consent requirement by such Guarantor under the Guaranty in connection with the execution and delivery of amendments, consents or waivers to the Credit Agreement, the Notes or any of the other Loan Documents.

Section 8. *Counterparts; Invalidity.* This Amendment may be signed in any number of counterparts, each of which shall be an original and all of which, taken together, constitute a single instrument. This Amendment may be executed by facsimile signature and all such signatures shall be effective as originals. In the event that any one or more of the provisions contained in this Amendment shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Amendment.

Section 9. *Successors and Assigns.* This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted pursuant to the Credit Agreement.

Section 10. *Governing Law.* This Amendment shall be deemed to be a contract made under and shall be governed by and construed in accordance with the laws of the State of Texas.

Section 11. *Entire Agreement.* THIS AMENDMENT, THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT, THE NOTES, AND THE OTHER LOAN DOCUMENTS CONSTITUTE THE ENTIRE UNDERSTANDING AMONG THE PARTIES HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ANY PRIOR AGREEMENTS, WRITTEN OR ORAL, WITH RESPECT THERETO.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.
[SIGNATURES BEGIN ON NEXT PAGE]

EXECUTED effective as of the date first above written.

BORROWER: **CANO PETROLEUM, INC.**

By:

Name: Benjamin Daitch

Title: SVP & CFO

GUARANTORS: **SQUARE ONE ENERGY, INC.**
LADDER COMPANIES, INC.
W.O. ENERGY OF NEVADA, INC.
WO ENERGY, INC.
PANTWIST, LLC
CANO PETRO OF NEW MEXICO, INC.

Each by:

Morris B. Smith,
Vice President and
Chief Financial Officer

W.O. OPERATING COMPANY, LTD.
By: WO Energy, Inc., its general partner
By: /s/ MORRIS B. SMITH

Morris B. Smith,
Vice President and
Chief Financial Officer

W.O. PRODUCTION COMPANY, LTD.
By: WO Energy, Inc., its general partner
By: /s/ MORRIS B. SMITH

Morris B. Smith,
Vice President and
Chief Financial Officer

Signature Page to Consent and Amendment No. 1

ADMINISTRATIVE AGENT/ SOLE LENDER:

UNIONBANCAL EQUITIES, INC.

By: /s/ TED MCNULTY

Ted McNulty
Senior Vice President

By: /s/ HENRY PARK

Henry Park
President

Signature Page to Consent and Amendment No. 1

Exhibit A

Cockrell D Lease

Lessor:	PITASSY LEASE
Lessee:	
Lease Date:	5/17/1948
Recorded:	Book 118 Page 164
Legal Desc:	ALL SEC. 9, BLK. B-3, D&SE SURVEY HUTCHINSON COUNTY, TX
Lessor:	ROYALTY SERVICE LEASE
Lessee:	
Lease Date:	7/19/1948
Recorded:	Book 118 Page 168
Legal Desc:	ALL SEC. 9, BLK B-3, D&SE SURVEY HUTCHINSON COUNTY, TX.
Lessor:	INVESTORS ROYALTY LEASE
Lessee:	
Lease Date:	3/1/1948
Recorded:	Book 118 Page 171
Legal Desc:	ALL SEC. 9, BLK B-3, D&SE SURVEY HUTCHINSON COUNTY, TX.
Lessor:	METROPOLITAN ROYALTY LEASE
Lessee:	
Lease Date:	4/2/1948
Recorded:	Book 118 Page 75
Legal Desc:	ALL SEC. 9, BLK. B-3, D&SE SURVEY HUTCHINSON COUNTY, TX
Lessor:	PITASSY LEASE
Lessee:	
LeaseDate:	3/24/1948
Recorded:	Book 127 Page 290
Legal Desc:	ALL SEC. 9, BLK. B-3, D&SE SURVEY HUTCHINSON COUNTY, TX

Exhibit A

Wells
Net Revenue Interests

W.O. Operating Company, Ltd.	.875000	NRI

Exhibit A

EXHIBIT 10.95

AMENDMENT NO. 2

This AMENDMENT NO. 2 ("*Amendment*") made effective as of June 30, 2008 ("*Effective Date*") is among Cano Petroleum, Inc., a Delaware corporation ("*Borrower*"), the Guarantors (as defined below), the Lenders (as defined below), and UnionBanCal Equities, Inc. as administrative agent for such Lenders (in such capacity, the "*Administrative Agent*").

RECITALS

A. The Borrower is party to that certain Subordinated Credit Agreement dated as of March 17, 2008, as amended by that certain Consent and Amendment No. 1 dated as of June 27, 2008 (as amended, the "*Credit Agreement*") among the Borrower, the lenders party thereto from time to time (the "*Lenders*") and the Administrative Agent.

B. The Lenders, subject to the terms and conditions set forth herein, wish to amend Section 6.18 of the Credit Agreement.

THEREFORE, the Borrower, the Guarantors, the Lenders, and the Administrative Agent hereby agree as follows:

Section 1. *Defined Terms; Other Definitional Provisions.* As used in this Amendment, each of the terms defined in the opening paragraph and the Recitals above shall have the meanings assigned to such terms therein. Each term defined in the Credit Agreement and used herein without definition shall have the meaning assigned to such term in the Credit Agreement, unless expressly provided to the contrary. The words "hereof", "herein", and "hereunder" and words of similar import when used in this Amendment shall refer to this Amendment as a whole and not to any particular provision of this Amendment. Paragraph headings have been inserted in this Amendment as a matter of convenience for reference only and it is agreed that such paragraph headings are not a part of this Amendment and shall not be used in the interpretation of any provision of this Amendment.

Section 2. *Amendment to Credit Agreement.* Section 6.18 (Leverage Ratio) of the Credit Agreement is hereby amended by replacing the proviso appearing at the end thereof with the following:

> *"...provided that, (a) solely for purposes of calculating Leverage Ratio under this clause, "consolidated Debt" shall not include Debt outstanding under preferred Equity Interests issued in compliance with Section 6.22, and (b) solely for purposes of calculating this ratio for the fiscal quarter ending June 30, 2008, "consolidated Debt" shall not include $54,000,000 of Debt outstanding under the Senior Credit Agreement which amount is expected to be paid in full with the Equity Issuance Proceeds resulting from the Equity Issuance to be made by the Borrower on July 1, 2008."*

Section 3. *Representations and Warranties.* Each of the Borrower and Guarantors represents and warrants that: (a) after giving effect to this Amendment, the representations and warranties contained in the Credit Agreement and the representations and warranties contained in the other Loan Documents are true and correct in all material respects on and as of the Effective Date as if made on as and as of such date except to the extent that any such representation or warranty expressly relates solely to an earlier date, in which case such representation or warranty is true and correct in all material respects as of such earlier date; (b) after giving effect to this Amendment, no Default has occurred and is continuing; (c) the execution, delivery and performance of this Amendment are within the corporate, limited liability company, or partnership power and authority of such Person and have been duly authorized by appropriate corporate, limited liability company, or partnership action and proceedings; (d) this Amendment constitutes the legal, valid, and binding obligation of such Person enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the rights of creditors generally and general principles of equity; (e) there are no governmental or other third party consents, licenses and approvals required in connection with the execution, delivery, performance, validity and enforceability of this Amendment; (f) the Liens under the Security Instruments are valid and subsisting and secure the Borrower's and such Person's obligations under the Loan Documents; and (g) as to each Guarantor, it has no defenses to the enforcement of the Guaranty.

Section 4. *Conditions to Effectiveness.* This Amendment and the amendment to the Credit Agreement provided herein shall become effective on the Effective Date and enforceable against the parties hereto upon the occurrence of the following conditions precedent: (a) the Administrative Agent shall have received multiple original counterparts, as requested by the Administrative Agent, of this Amendment duly and validly executed and delivered by duly authorized officers of the Borrower, the Guarantors, the Administrative Agent, and the Lenders, (b) no Default shall have occurred and be continuing as of the Effective Date, (c) the representations and warranties in this Amendment shall be true and correct in all material respects, and (d) the Borrower shall have paid all fees and expenses of the Administrative Agent's outside legal counsel and other consultants pursuant to all invoices presented for payment on or prior to the Effective Date.

Section 5. *Acknowledgments and Agreements.*

(a) The Borrower acknowledges that on the date hereof all Obligations are payable without defense, offset, counterclaim or recoupment.

(b) The Administrative Agent and the Lenders hereby expressly reserve all of their rights, remedies, and claims under the Loan Documents. Nothing in this Amendment shall constitute a waiver or relinquishment of (i) any Default or Event of Default under any of the Loan Documents, (ii) any of the agreements, terms or conditions contained in any of the Loan Documents, (iii) any rights or remedies of the Administrative Agent or any Lender with respect to the Loan Documents, or (iv) the rights of the Administrative Agent or any Lender to collect the full amounts owing to them under the Loan Documents.

(c) Each of the Borrower, the Guarantors, Administrative Agent, and Lenders does hereby adopt, ratify, and confirm the Credit Agreement, as amended hereby, and acknowledges and agrees that the Credit Agreement, as amended hereby, is and remains in full force and effect, and the Borrower and the Guarantors acknowledge and agree that their respective liabilities and obligations under the Credit Agreement, as amended hereby, and the Guaranty, are not impaired in any respect by this Agreement.

(d) From and after the Effective Date, all references to the Credit Agreement and the Loan Documents shall mean such Credit Agreement and such Loan Documents as amended by this Amendment.

(e) This Amendment is a Loan Document for the purposes of the provisions of the other Loan Documents. Without limiting the foregoing, any breach of representations, warranties, and covenants under this Amendment shall be a Default or Event of Default, as applicable, under the Credit Agreement.

Section 6. *Reaffirmation of the Guaranty.* Each Guarantor hereby ratifies, confirms, acknowledges and agrees that its obligations under the Guaranty are in full force and effect and that such Guarantor continues to unconditionally and irrevocably guarantee the full and punctual payment, when due, whether at stated maturity or earlier by acceleration or otherwise, all of the Guaranteed Obligations (as defined in the Guaranty), as such Guaranteed Obligations may have been amended by this Amendment, and its execution and delivery of this Amendment does not indicate or establish an approval or consent requirement by such Guarantor under the Guaranty in connection with the execution and delivery of amendments, consents or waivers to the Credit Agreement, the Notes or any of the other Loan Documents.

Section 7. *Counterparts; Invalidity.* This Amendment may be signed in any number of counterparts, each of which shall be an original and all of which, taken together, constitute a single instrument. This Amendment may be executed by facsimile signature and all such signatures shall be effective as originals. In the event that any one or more of the provisions contained in this Amendment shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Amendment.

Section 8. *Successors and Assigns.* This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted pursuant to the Credit Agreement.

Section 9. *Governing Law.* This Amendment shall be deemed to be a contract made under and shall be governed by and construed in accordance with the laws of the State of Texas.

Section 10. *Entire Agreement.* THIS AMENDMENT, THE CREDIT AGREEMENT AS AMENDED BY THIS AMENDMENT, THE NOTES, AND THE OTHER LOAN DOCUMENTS CONSTITUTE THE ENTIRE UNDERSTANDING AMONG THE PARTIES HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ANY PRIOR AGREEMENTS, WRITTEN OR ORAL, WITH RESPECT THERETO.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

[SIGNATURES BEGIN ON NEXT PAGE]

EXECUTED effective as of the date first above written.

BORROWER:

CANO PETROLEUM, INC.
/s/ S. Jeffrey Johnson

By:
S. Jeffrey Johnson

Name:
CEO

Title:

GUARANTORS:

SQUARE ONE ENERGY, INC.
LADDER COMPANIES, INC.
W.O. ENERGY OF NEVADA, INC.
WO ENERGY, INC.
PANTWIST, LLC
CANO PETRO OF NEW MEXICO, INC.
/s/ S. Jeffrey Johnson

Each by:
S. Jeffrey Johnson

Name:
President

Title:
W.O. OPERATING COMPANY, LTD.
By: WO Energy, Inc., its general partner
/s/ S. Jeffrey Johnson

By:
S. Jeffrey Johnson

Name:
President

Title:
W.O. PRODUCTION COMPANY, LTD.
By: WO Energy, Inc., its general partner
/s/ S. Jeffrey Johnson

By:
S. Jeffrey Johnson

Name:
President

Title:

**ADMINISTRATIVE AGENT/
SOLE LENDER:**

UNIONBANCAL EQUITIES, INC.

By: /s/ TED MCNULTY

Ted McNulty
Senior Vice President

By: /s/ HENRY PARK

Henry Park
President

EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements.

Dollar Amounts in Thousands	Twelve Months ended June 30,				
	2008	2007	2006	2005	2004
Ratio	(a)	(a)	(a)	(a)	(a)
Earnings					
Add:					
Pre-tax income from continuing operations adjusted for minority interests	$(27,259)	$(5,354)	$(6,101)	$(3,689)	$(383)
Fixed charges (see below)	9,998	7,990	2,458	27	2
Less:					
Capitalized interest	(2,463)	(303)	—	—	—
Pre-tax earnings to cover preferred stock dividend	(6,379)	(4,952)	—	—	—
Total Earnings	$(25,864)	$(2,620)	$(3,643)	$(3,662)	$(381)
Fixed Charges					
Interest expensed (includes amortization)	$1,155	$2,560	$2,426	$—	$—
Interest capitalized	2,463	303	—	—	—
Estimate of interest within rental expense	240	175	32	27	2
Pre-tax earnings to cover preferred stock dividend—Preferred dividend/(1-36%)	6,379	4,952	—	—	—
Total Fixed Charges	$10,238	$7,990	$2,458	$27	$2

(a) Since the registrant has recorded a loss for all periods shown above, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1, the registrant must generate the following earnings for each period as shown below.

	2008	2007	2006	2005	2004
Earnings to increase ratio to 1:1	$36,102	$10,609	$6,101	$3,689	$383

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Cano Petro of New Mexico, Inc., a Texas Corporation

Ladder Companies, Inc., a Delaware corporation

Square One Energy, Inc., a Texas corporation

Tri-Flow, Inc., an Oklahoma corporation

W.O. Energy of Nevada, Inc., a Nevada corporation

WO Energy, Inc., a Texas corporation

W.O. Operating Company, Ltd., a Texas limited partnership

W.O. Production Company, Ltd., a Texas limited partnership

Pantwist, LLC, a Texas limited liability company

EXHIBIT 23.2

CONSENT OF MILLER AND LENTS, LTD
INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, we hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-132595 and 333-143304) and on Form S-3 (Nos. 333-138003; 333-126167; 333-129979; 333-147757 and 333-148053) of Cano Petroleum, Inc. of our estimates of reserves included in this Annual Report on Form 10-K and to all references to our firm included in this Annual Report.

MILLER AND LENTS, LTD

Houston, Texas

September 10, 2008

By: /s/ CARL D. RICHARD

Carl D. Richard
Senior Vice President

EXHIBIT 23.3

CONSENT OF FORREST A. GARB & ASSOCIATES, INC., INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, we hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-132595 and 333-143304) and on Form S-3 (Nos. 333-138003; 333-126167; 333-129979; 333-147757 and 333-148053) of Cano Petroleum, Inc. of our estimates of reserves as of June 30, 2007 and June 30, 2006 included in this Annual Report on Form 10-K.

/s/ FOREST A. GARB & ASSOCIATES, INC.
FORREST A. GARB & ASSOCIATES, INC.

Dallas, Texas

September 10, 2008

EXHIBIT 31.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, S. Jeffrey Johnson, certify that:

(1) I have reviewed this annual report on Form 10-K of Cano Petroleum, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 11, 2008
/s/ S. JEFFREY JOHNSON

S. Jeffrey Johnson
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Benjamin Daitch, certify that:

(1) I have reviewed this annual report on Form 10-K of Cano Petroleum, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this report.

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 11, 2008
/s/ BENJAMIN DAITCH

Benjamin Daitch
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Cano Petroleum, Inc. (the "Company"), does hereby certify, to such officer's knowledge, that: the Annual Report on Form 10-K for the year ended June 30, 2008 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Form 10-K.

Date: September 11, 2008

/s/ S. JEFFREY JOHNSON

S. Jeffrey Johnson
Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Cano Petroleum, Inc. (the "Company"), does hereby certify, to such officer's knowledge, that: the Annual Report on Form 10-K for the year ended June 30, 2008 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Form 10-K.

Date: September 11, 2008

/s/ BENJAMIN DAITCH

Benjamin Daitch
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(This page intentionally left blank.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 10-K/A
Amendment No. 1

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: June 30, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER: 001-32496

CANO PETROLEUM, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**77-0635673**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)
801 Cherry St., Suite 3200 **Fort Worth, Texas**	**76102**
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: **(817) 698-0900**

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class:	Name of Each exchange on which Registered:
COMMON STOCK, PAR VALUE $.0001 PER SHARE	NYSE ALTERNEXT U.S.

Securities registered pursuant to Section 12(g) of the Exchange Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.504 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates, computed by reference to the closing sales price of such stock, as of December 31, 2007 was approximately $189,500,000. (For purposes of determination of the aggregate market value, only directors, executive officers and 10% or greater stockholders have been deemed affiliates.)

The number of shares outstanding of the registrant's common stock, par value $.0001, as of October 24, 2008 was 46,078,518 shares.

DOCUMENTS INCORPORATED BY REFERENCE
NONE

TABLE OF CONTENTS

Explanatory Note about the Report

Cano Petroleum, Inc. (together with its direct and indirect subsidiaries, "Cano," "we," "us," or the "Company") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to its Annual Report on Form 10-K for the fiscal year ended June 30, 2008, originally filed on September 11, 2008, for the purpose of including the information required by Part III of Form 10-K. In addition, we are also including as exhibits to this Amendment the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements are contained within this Amendment, we are not including certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Except as set forth herein, no other changes are made to our Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

The following table sets forth the names and ages of the current members of our Board of Directors and our executive officers and the positions held by each.

Name	Age	Position
S. Jeffrey Johnson	43	Chief Executive Officer and Chairman of the Board of Directors
Benjamin Daitch	40	Senior Vice President and Chief Financial Officer
Patrick McKinney	49	Senior Vice President—Engineering and Operations
Michael J. Ricketts	50	Vice President and Principal Accounting Officer
Phillip Feiner	35	Vice President and General Counsel
Randall Boyd	51	Director
Donald W. Niemiec	62	Director
Robert L. Gaudin	58	Director
William O. Powell	61	Director
David W. Wehlmann	49	Director

Each director holds office until the next annual meeting of our stockholders and until his successors have been duly elected and qualified or until such director's earlier resignation or removal Our executive officers are elected by, and serve at the designation and appointment of the board of directors. Some of our directors and executive officers also serve in various capacities with our subsidiaries. There are no family relationships among any of our directors and executive officers.

Background of Executive Officers and Directors

S. Jeffrey Johnson, *Chief Executive Officer and Chairman of the Board of Directors.* Mr. Johnson was appointed Chief Executive Officer on May 28, 2004 and Chairman on June 25, 2004. Prior to joining Cano, Mr. Johnson served as the Chief Executive Officer of Cano Energy Corporation from 2001 through 2004, and he served as the Chief Executive Officer of Scope Operating Company from 1997 through 2004.

Benjamin Daitch, *Senior Vice President and Chief Financial Officer.* Mr. Daitch was appointed Senior Vice President and Chief Financial Officer on June 23, 2008. From March 2008 until June 2008, he was a financial consultant to CDX Gas, LLC, and from September 2006 until March 2008, he served as Senior Vice President and Chief Financial Officer of CDX Gas, LLC. From April 2006 until September 2006, he served as Vice President in the Energy and Infrastructure Group of Trust Company of the West. From August 2004 to April 2006, he was a Director in the Global Energy Group of UBS Investment Bank. From June 2000 until August 2004, he served as a Vice President in the Natural Resources Investment Banking Group of Banc of America Securities, LLC.

Patrick McKinney, *Senior Vice President—Engineering and Operations.* On November 9, 2006, Mr. McKinney was appointed Senior Vice President—Engineering and Operations. From June 1, 2006 until November 9, 2006, he was Vice President—Business Development. From April 2005 until June 2006, he was the Manager of Corporate Planning for Pioneer Natural Resources Company where he analyzed the corporate portfolio and portfolio based assessments of the company. From July 2002 until April 2005, he was the President of Transcor America LLC which was the nation's largest private prisoner transportation and extradition company. From December 1999 until July 2002, he was the Senior Vice President—Chief Financial Officer and Secretary of freightPro, Inc., a transportation, warehousing and logistics company. From 1982 to 1993, he served in engineering and management positions with Union Pacific Resources Company and its parent, Union Pacific Corporation.

Michael J. Ricketts, *Vice President and Principal Accounting Officer.* Mr. Ricketts was appointed Chief Financial Officer and Principal Accounting Officer on May 28, 2004 and remained in such positions until June 1, 2006. He remains the Principal Accounting Officer. Mr. Ricketts served as a member of our Board of Directors from June 25, 2004 until April 6, 2005. Mr. Ricketts is a Certified Public Accountant. Prior to joining Cano, Mr. Ricketts was employed by TNP Enterprises, Inc. and its subsidiaries, Texas-New Mexico Power Company and First Choice Power for 15 years. He served as Director, Treasury from 2003 to 2004. He served as Director, Business Development from 2002—2003. He was the Controller and Assistant Controller from 1998- 2002.

Phillip Feiner, *Vice President and General Counsel.* Mr. Feiner was appointed Vice President and General Counsel on May 7, 2008 and was Assistant General Counsel from February 2007 until May 7, 2008. Prior to joining us, Mr. Feiner served as General Counsel to BDS International, LLC, a Dallas-based exploration and development company, as well as its affiliate Piute Pipeline from February 2002 until August 2005. From August 2005 until February 2007, Mr. Feiner maintained his own law practice specializing in real estate and corporate matters. He is a licensed attorney in the states of Texas and North Carolina.

Randall Boyd, *Director.* Mr. Boyd was appointed to our Board of Directors on October 25, 2004. Mr. Boyd began his career with IBM in 1979 and served in various capacities, including sales, market forecasting/pricing and industry strategy. He joined Sky Chefs in 1989 and left the company in 2003. In 2001, he was appointed CEO of the Americas Regions, member of the Global Executive Board and Global Executive Vice President of Marketing and Sales of Sky Chefs. Since 2004, he has been Executive Producer of the television production "Honey Hole" and has been president of R.C. Boyd Enterprises, LLC, the owner of the television production.

Donald W. Niemiec, *Director.* Mr. Niemiec was appointed to our Board of Directors on March 2, 2007. From 1982 to 2000, Mr. Niemiec was employed in various capacities by Union Pacific Resources Group, Inc., including President of Union Pacific Fuels, Inc. and Vice President, Marketing & Corporate Development. From 2000 to the present, he has served as President of WR Energy, LLC, a strategic consulting company for the energy industry.

Robert L. Gaudin, *Director.* Mr. Gaudin was appointed to our Board of Directors on March 2, 2007. Mr. Gaudin maintains over thirty years of exploration and land management experience in the oil and gas industry and since 1998 has been the owner of Grande Energy Company and is also an owner of Holland Acquisitions and Extra Energy in Fort Worth, Texas. Mr. Gaudin is an active member in oil and gas industry associations, including the Society of Petroleum Engineers, the American Association of Petroleum Geologists and the American Association of Petroleum Landmen.

William O. Powell, III, *Director.* Mr. Powell was appointed to our Board of Directors on March 12, 2007. From May 1974 to June 2002, Mr. Powell held various positions, including Worldwide Engagement Leader-Partner with PricewaterhouseCoopers, focusing on energy companies. From October 2003 to March 2004, Mr. Powell was the Vice President and Chief Accounting Officer for La Quinta Corporation and served as Senior Vice President/Chief Financial Officer and Treasurer of ABS Group of Companies from March 2005 to December 2006. Mr. Powell is a Certified Public Accountant.

David W. Wehlmann, *Director.* Mr. Wehlmann was elected to our Board of Directors at our Annual Meeting of Stockholders on December 12, 2007. He joined Grey Wolf Inc., a leading provider of oil and gas land drilling services in the United States in July 1996 as Vice President and Controller. In February 1998, he was promoted to Senior Vice President, Chief Financial Officer and Secretary and in March 2003 was promoted to Executive Vice President. Prior to joining Grey Wolf Inc, Mr. Wehlmann was Vice President and Chief Accounting Officer of EnerVest Management Company, L.C., a privately-held oil and gas property acquisition and management company. Mr. Wehlmann was Controller of Convest Energy Corporation, a publicly traded oil and gas exploration and production company, from April 1991 until November 1994. Mr. Wehlmann is a Certified Public Accountant.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of change in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, the following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the most recent fiscal year:

Name and Relationship	Number of late reports	Transactions not timely reported	Known failures to file a required form
Randall Abramson (10% Stockholder)..	1	2	0

Code of Ethics

The Board of Directors has adopted a Code of Ethics and Business Conduct that applies to all directors, officers and employees of Cano, a copy of which was filed as Exhibit 14.1 to our annual report on Form 10-KSB for the fiscal year ended June 30, 2004, filed with the Securities and Exchange Commission on September 23, 2004. A current copy of the Code of Ethics and Business Conduct, the Bylaws of Cano, the Audit Committee Charter, the Compensation Committee Charter and the Nominating and Corporate Governance Committee Charter may be found on Cano's internet website at www.canopetro.com. Copies of these documents are also available, without charge, to stockholders upon written request to Phillip Feiner, 801 Cherry St., Suite 3200, Fort Worth, Texas 76102.

Audit Committee

The Audit Committee is composed of Messrs. Powell, Niemiec and Wehlmann. Mr. Wehlmann joined the committee on December 12, 2007, replacing Mr. Don Dent who had elected not to seek reelection to the Board of Directors at the 2007 Annual Meeting of Stockholders. The Audit Committee held five meetings during the fiscal year ended June 30, 2008 ("Fiscal 2008"). No member of the Audit Committee may be an officer of Cano. The Board of Directors has determined that each of the Audit Committee members is an independent director as required by the rules of the NYSE Alternext US (formerly known as the American Stock Exchange) and Rule 10A-3(b)(1)(ii) of the Exchange Act. The principal responsibilities of the committee are described in the Audit Committee Charter. The Audit Committee retains the firm of independent public accountants that annually audits our books and records. The Audit Committee reviews the scope and results of the audit with the independent public accountants, as well as our accounting procedures, internal controls, accounting and financial reporting policies and practices, and makes reports and recommendations to the Board of Directors as it deems appropriate. The Audit Committee also conducts appropriate review and oversight over related party transactions. The Board of Directors has determined that Mr. William O. Powell, III, the Audit Committee Chairman, is the Audit Committee financial expert. The Board of Directors has adopted a written Audit Committee Charter which can be found on Cano's website www.canopetro.com or may be obtained upon written request from Phillip Feiner, at 801 Cherry St., Suite 3200, Fort Worth, Texas 76102.

ITEM 11. Executive Compensation.

Compensation Discussion and Analysis

In this compensation discussion and analysis, we discuss our compensation objectives, our decisions and the rationale behind those decisions relating to compensation for Fiscal 2008 for our executive officers and our decisions to date regarding compensation for the fiscal year ending June 30, 2009 ("Fiscal 2009") and the rationale behind those decisions.

Objectives of Our Compensation Program

Our executive compensation program is designed to provide a comprehensive compensation program to meet the following objectives:

- to be fair to both the executive and the Company;
- to provide opportunities to achieve a total compensation level that is competitive with comparable positions at companies with which the Company competes for executives;
- to provide financial incentives to our executives to achieve our key operational objectives set by the Board of Directors;

- to provide an appropriate mix of fixed and variable pay components to establish a "pay-for-performance" oriented compensation program;

- to provide compensation that takes into consideration the education, professional experience and knowledge that is specific to each job and the unique qualities the executive provides; and

- to recognize an executive's commitment and dedication in his job performance and in support of the Company's culture.

What Our Compensation Program Is Designed to Reward

Our compensation program is designed to reward, in both the short-term and the long-term, performance that contributes to the implementation of our business strategy and the achievement of our objectives. In addition, we reward qualities that we believe help achieve our business strategy such as teamwork, individual performance in light of general economic and industry specific conditions, the ability to manage and enhance production from our existing assets, the ability to explore new opportunities to increase oil and natural gas production, level of job responsibility and industry experience.

Elements of Our Compensation Program and Why We Pay Each Element

Our management compensation program is comprised of four elements: base salary, cash bonus, long-term equity based compensation and benefits.

- Base Salary. We pay base salary to be competitive with salary levels for comparable executive positions at other oil and natural gas companies and to reward an executive's responsibilities, experience, leadership and potential future contribution.

- Cash Bonus. We include a cash bonus as part of our management compensation program because we believe this element of compensation (i) helps focus management on and motivate management to achieve key previously identified corporate objectives by rewarding the achievement of these objectives and (ii) is necessary to be competitive from a total remuneration standpoint.

- Long-Term Equity Incentive Compensation. We use long-term equity incentive compensation as the primary vehicle for (i) linking the Company's long-term performance and increases in stockholder value to the total compensation for the Company's executive officers and (ii) providing competitive compensation to attract and maintain our executive officers.

- Benefits. We offer a variety of health and welfare programs to all eligible employees, including the executive officers. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, pharmacy, dental, vision, life insurance and accidental death and disability. In May 2008, we initiated a 401(K) plan for all full time employees, including the executive officers in which we match up to 4% of contributions.

How We Determine Each Element of Compensation

The Compensation Committee and the Board of Directors oversee our compensation program. In accordance with rules of the NYSE Alternext US (formerly known as the American Stock Exchange) and pursuant to the Compensation Committee Charter, for Fiscal 2008 and through October 20, 2008, the Compensation Committee was responsible for recommending to the Board of Directors for approval certain types and levels of compensation for our executive officers and for determining itself other types and levels of compensation for our executive officers. Specifically, during this period, the Compensation Committee: (i) reviewed our compensation strategy; (ii) after consultation with and receiving recommendations from the Chief Executive Officer and Chief Financial Officer, reviewed and made its own recommendations to the Board of Directors with respect to the base salary, incentive compensation that was not made pursuant to the 2008 Annual Incentive Plan, deferred compensation, stock options, performance units and other equity based awards that were not covered by our incentive or equity based plans; and (iii) after consultation with and receiving recommendations from the Chief Executive Officer and Chief Financial

Officer, administered the 2008 Annual Incentive Plan and other incentive and equity based plans in which the Chief Executive Officer and other executive officers were participants, including the making of grants thereunder.

After consultation with and receiving recommendations from the Chief Executive Officer and Chief Financial Officer, the Compensation Committee also reviewed and made recommendations to the Board of Directors regarding (i) any employment agreement, severance agreement, change in control agreement or provision that was not covered by our 2008 Annual Incentive Plan or other incentive or equity based plans, or separation agreement, or any amendment to the same, that was proposed to be entered into any executive officer; and (ii) any deferred compensation arrangement or retirement plan or benefits that were proposed to be entered into with any executive officer.

On October 20, 2008, the Compensation Committee Charter was amended effective after the Board of Directors meeting. Pursuant to the amended Compensation Committee Charter, the Compensation Committee will review and make recommendations to the Independent Board with respect to the base salary, incentive compensation, deferred compensation, stock options, performance units and other equity based awards for the Chief Executive Officer and all other executive officers. The Compensation Committee will no longer administer the Company's incentive compensation, stock option and other equity based plans, but will recommend to the Independent Board such plans (including specific provisions thereof) in which the Chief Executive Officer and other executive officers may be participants and amendments to such plans or adoption of new plans.

The Compensation Committee is composed of Messrs. Niemiec, Wehlmann and Gaudin. Each of the Compensation Committee members is an independent director as required by the rules of the NYSE Alternext US (formerly known as the American Stock Exchange), an "outside director" as defined under Section 162(m) of the Code and a "non-employee director" as defined under Section 16b-3 of the Exchange Act.

The Compensation Committee has the authority to retain and terminate independent third party compensation consultants and to obtain independent advice and assistance from internal and external legal, accounting and other advisors. Beginning in June 2007, the Compensation Committee hired Towers Perrin to obtain data in order to assess our competitive position at that time with respect to the individual elements of total executive compensation for chief executive officers, chief financial officers and chief operating officers of a peer group to ensure the attraction, retention and appropriate reward of these executive officers by us. In December 2007, Towers Perrin provided advice to the Compensation Committee and the Board of Directors and management regarding the 2008 Annual Incentive Plan which we adopted in February 2008.

Fiscal 2008

General. The process for determining compensation changed at the end of the fiscal year ended June 30, 2007 ("Fiscal 2007"). Until late in Fiscal 2007, we did not use compensation consultants surveys in analyzing our base salaries, cash bonuses and long-term equity incentive. In June 2007, we changed the process for determining compensation, and, as described above, the Compensation Committee hired Towers Perrin to provide the executive compensation of comparable companies in the oil and natural gas industry for the chief executive officer, chief financial officer and chief operating officer positions. The peer group of 15 public companies in the oil and natural gas industry, including 6 of which we compete with directly in the Fort Worth market, was developed by the Company and the Compensation Committee with the Compensation Committee making the final determination and was comprised of the following companies:

Arena Resources Inc.
Carrizo Oil and Gas Inc.
Chesapeake Energy Corp.
Denbury Resources Inc.
Encore Acquisition Co.
Gulfport Energy Corp.
Legacy Reserves LP
Parallel Petroleum Corp.
Pioneer Natural Resources Inc.
Quicksilver Resources Inc.
Ram Energy Resources Inc.
Range Resources Corp.
Warren Resources Inc.
Whiting Petroleum Corp.
XTO Energy Inc.

For Mr. McKinney, not all of the 15 peer group companies reported compensation information for a position comparable to Mr. McKinney's position. The seven companies that did have comparable positions to Mr. McKinney's position were as follows:

Carrizo Oil and Gas Inc.	Parallel Petroleum Corp.
Chesapeake Energy Corp.	Pioneer Natural Resources Inc.
Encore Acquisition Co.	Range Resources Corp.
Legacy Reserves LP	

As described below, in setting the Fiscal 2008 base salary and making the July 2007 restricted stock grants for Messrs. Johnson, Smith and McKinney, the Compensation Committee and the Board of Directors did not benchmark against the peer group. Instead, the Compensation Committee and the Board of Directors used the Company specific results set forth below and certain individual factors set forth below in setting the Fiscal 2008 base salary and in making the July 2007 restricted stock grants for Messrs. Johnson, Smith and McKinney.

As described below, in adopting (i) the performance metrics, (ii) the ratios of the threshold, target and maximum performance goals for the performance metrics and (iii) the ratios of the payment amounts upon meeting the threshold, target and maximum performance goals for the Fiscal 2008 potential bonus payments ("2008 Fiscal Year Bonus") pursuant to the 2008 Annual Incentive Plan, the Compensation Committee considered information gathered by Towers Perrin regarding similar bonus plans of the 15 peer group companies listed above. Towers Perrin was able to obtain varying degrees of detail on at least one similar bonus plan at all 15 companies, and also took into account the experience of the applicable executive in making comparisons. In setting the actual performance goals and potential payment amounts for the 2008 Fiscal Year Bonus under the 2008 Annual Incentive Plan, the Compensation Committee did not consider information from the peer group companies.

In addition, in making the May 2008 restricted stock grants for Messrs. Johnson, Smith and McKinney, the Compensation Committee and the Board of Directors did not benchmark against the peer group. Instead, the Compensation Committee and the Board of Directors used the long-term Company specific factors set forth below in making the May 2008 restricted stock grants for Messrs. Johnson, Smith and McKinney.

The Company did not target any percentage or ranking with respect to its peer group. The compensation package as a whole for Mr. Johnson is designed to recognize the fact that he is also the Chairman of the Board of Directors, bears the primary responsibility for effective management and operation of our business, the development of a successful business plan, the implementation of our business plan and increasing stockholder value. Accordingly, when evaluating the Mr. Johnson's on-the-job performance with respect to each of the categories of compensation, the Compensation Committee considers his leadership, strategic planning for our future, dedication and focus on the short-term and long-term interests of the Company and its stockholders and professionalism, integrity and competence.

The Company did not target any percentage or ranking with respect to its peer group for Messrs. Smith and McKinney.

Mr. Ricketts is our Principal Accounting Officer. Since Principal Accounting Officers are often not named executive officers and their compensation is not available to the public on proxy statements, peer group information was not obtained regarding principal accounting officers.

Mr. Feiner was named our General Counsel on May 7, 2008. Since he was not our General Counsel in June 2007 when Towers Perrin performed the peer group analysis, peer group information for General Counsel was not obtained (i) by the company in setting his July 1, 2007 through May 7, 2008 compensation or (ii) by the Compensation Committee or the Board of Directors in raising his salary pursuant to the employment agreement he entered into as of May 7, 2008, granting him restricted stock in May 2008 or setting his possible 2008 Fiscal Year Bonus payments.

Mr. Daitch was named our Chief Financial Officer on June 23, 2008. In searching for a Chief Financial Officer, the Compensation Committee hired Ray Partners, Inc., an executive search firm, to assist the committee. Ray Partners reviewed survey data from compensation consulting firms for oil and natural gas exploration and production companies and provided the Compensation Committee with a range for a possible base salary, bonus target and equity grant for a Chief Financial Officer. Based on the information provided by Ray Partners, the Compensation Committee negotiated an employment agreement with Mr. Daitch with his base salary and equity grant being at the lower end of the range and recommended this employment agreement to the Board of Directors which approved the agreement.

Base Salary. On June 28, 2007, the following executive officers had their annual base salaries for Fiscal 2008 increased to the following amounts:

Executive Officer		Fiscal 2008 Base Salary
Morris B. Smith Senior Vice President	$	300,000
Patrick McKinney Senior Vice President – Engineering and Operations	$	250,000
Michael J. Ricketts Vice President and Principal Accounting Officer	$	187,000

Pursuant to the terms of his employment agreement, on January 1, 2008, Mr. Johnson's annual base salary increased by 7% from $476,150 to $509,480.

Messrs. Johnson and Smith made recommendations to the Compensation Committee regarding the Fiscal 2008 base salaries, although Mr. Johnson did not make a recommendation regarding his base salary and Mr. Smith did not make a recommendation regarding his base salary. In determining its own recommendation to the Board of Directors for the base salaries, the Compensation Committee did not take into account specific individual performance factors, but rather considered the individual factors described below and the performance of the Company for the entire Fiscal 2007 described below.

The individual factors that the Compensation Committee considered were the following;

- Mr. Johnson's involvement in coordinating the merger in 2004 with Huron Ventures, providing the leadership in identifying assets to acquire and arranging for the financing to acquire such assets and in leading the defense of the fire litigation;
- Mr. Smith's experience as the chief financial officers for 2 public companies, one of whom had an initial public offering and one of whom had a spin-off and recapitalization when Mr. Smith was chief financial officer, his years of experience, the internal controls and procedures that Mr. Smith implemented once he became the Chief Financial Officer and the positive performance review in general of Mr. Smith by the Board of Directors;
- Mr. McKinney's capability in being in charge of engineering and operations, the need to keep Mr. McKinney in charge of engineering and operations in order to implement our business strategy and the positive performance review in general of Mr. McKinney by the Board of Directors; and
- the reviews that Messrs. Johnson and Smith provided regarding Mr. Ricketts's performance in general, his history and institutional knowledge of Cano, responsibility for the timely filing of our Securities and Exchange Commission reports and his performance in implementing our internal controls and procedures.

The company specific factors were how we executed the capital expenditure budget which included drilling 80 wells, developing the Barnett Shale and beginning the Panhandle waterflood. In addition, the Board of Directors took into consideration the following:

- handling of the fire litigation; and
- the value added to the Company from the following:
    - acquiring the New Mexico properties for $8.4 million which added 9.1 million of barrels of oil equivalent of proved reserves;
    - disposing of the Rich Valley properties in Oklahoma for $7.0 million which had 600,000 barrel of oil equivalent of proved reserves; and

- the fact that the Company anticipated that its standardized measure of discounted estimated future net cash flows of its proved reserves would increase from $342.5 million at June 30, 2006 to approximately $700 million at June 30, 2007, primarily from the increased reserves and accelerating the development of the Panhandle Field.

On May 7, 2008, we promoted Mr. Feiner from Assistant General Counsel to Vice President and General Counsel and entered into a 3 year employment agreement which included an increase in his annual salary to $150,000 from $147,000. Although the Compensation Committee did not attempt to compare Mr. Feiner's salary with the salary of other general counsel based on any specific survey and did not try to have his compensation meet any benchmarks of a peer group, the Compensation Committee based the terms of his employment agreement on the recommendations of Messrs. Johnson and Smith. Their recommendations were based on the responsibilities of Mr. Feiner as General Counsel. The Board of Directors approved the agreement as recommended by the Compensation Committee.

On June 23, 2008, we hired Mr. Daitch as Senior Vice President and Chief Financial Officer and entered into a 3 year employment agreement with an annual salary to $250,000. As described above under "Fiscal 2008 – General," the Compensation Committee hired Ray Partners to assist the committee in searching for a chief financial officer. Based on survey data obtained from compensation consulting firms for oil and natural gas exploration and production companies, Ray Partners provided the Compensation Committee with a range for a possible base salary, bonus target and equity grant for a chief financial officer. Based on the information provided by Ray Partners, the Compensation Committee negotiated an employment agreement with Mr. Daitch with his base salary at the lower end of the range and the Compensation Committee approved the agreement as recommended by the Compensation Committee.

See "Summary Compensation Table" for the ultimate base salaries paid for Fiscal 2008.

Cash Bonuses.

In 2007, the Board of Directors requested that the Compensation Committee develop an annual bonus plan for executive officers to be based on certain specified performance objectives to be set based upon metrics driven by the Board of Directors with these performance objectives being used as guidelines in awarding cash bonuses for Fiscal 2008. In February 2008, the Compensation Committee recommended to the Board of Directors and the Board of Directors adopted the 2008 Annual Incentive Plan which sets forth the procedures for setting performance goals and potential payments and the Compensation Committee set forth the 2008 Fiscal Year Bonus. The Board of Directors ratified the 2008 Fiscal Year Bonus.

The Compensation Committee retained Towers Perrin to assist with the development of 2008 Annual Incentive Plan and the 2008 Fiscal Year Bonus. In addition to providing general information for the 2008 Annual Incentive Plan, the Compensation Committee requested Towers Perrin provide information regarding the following for the 2008 Fiscal Year Bonus:

- possible performance metrics that would reflect the key indicators of our performance;
- the ratios of the threshold, target and maximum performance goals; and
- the ratios of the potential payment amounts upon meeting the threshold, target and maximum performance goals.

Based on information gathered by Towers Perrin regarding similar bonus plans of the 15 peer group companies listed above, its general knowledge which it obtained as executive compensation consultants and meetings with the Compensation Committee, Towers Perrin provided the Compensation Committee and the Board of Directors information about

- possible performance metrics;
- the ratios of the threshold, target and maximum performance goals; and
- the ratios of the potential payment amounts upon meeting the threshold, target and maximum performance goals.

After considering the Towers Perrin information and the recommendation of Messrs. Johnson and Smith, the Compensation Committee determined that the following four performance metrics reflected the most important short-term factors on which the executive officers should focus:

- Average Daily Production for Fiscal 2008;
- Proved Developed Producing Reserves;
- EBITDA (earnings before interest, taxes, depreciation and amortization); and
- Finding and Development Costs.

After considering the recommendation of Messrs. Johnson and Smith, the Compensation Committee determined that the target performance goal for each of the four performance metrics would be the amounts set forth for each metric in the Fiscal 2008 budget. In following Towers Perrin's findings, the Compensation Committee decided that the threshold performance goal would be 80% of the target performance goal. With regard to the maximum performance goal, the Compensation Committee determined to set it at 130% of the target performance goal which was higher than the Towers Perrin findings because the Compensation Committee wanted to provide a more challenging maximum performance goal than Towers Perrin had found to be most common.

The Compensation Committee determined the relative weighting of the four performance goals based the relative importance of the strategic goals of the Company. The Compensation Committee also authorized a 25% discretionary performance metric to provide the committee with discretionary authority to make additional bonus awards to executive officers above the bonuses based on the performance goals in order to reward executive officers for performance that would not necessarily be reflected in the four performance metrics. The Fiscal 2008 performance goals and weighting of such goals are set forth below:

Performance Measure	Performance Goals			Weighting
	Threshold	Target	Maximum	
Company Goals				
Production*	1,976 BOEPD	2,470 BOEPD	3,211 BOEPD	35%
Proved Developed Producing Reserves	12,683,000 BOE	14,171,000 BOE	18,422,000 BOE	20%
EBITDA	$17,075,000	$21,344,000	$27,474,200	10%
Finding & Development Costs	$10.50 per BOE	$8.75 per BOE	$6.13 per BOE	10%
Committee Discretionary Award				25%

*Average daily production for Fiscal 2008.

In setting the potential payments to be made to the executive officers upon the achievement of the target performance goal, the Compensation Committee considered the following:

- the general information by position obtained by the Compensation Committee from a review of the proxy statements of the 15 peer group companies set forth above;
- the Compensation Committee's judgment of the appropriate target amount by position based on perceived industry practice; and
- the goal of the Company's overall compensation plan to have the largest amount of compensation be paid in the form of stock awards, the second largest amount be paid in the form of base salary and the smallest amount be paid in the form of bonus.

Due to their positions and responsibility within the Company, Messrs. Johnston, Smith and McKinney received a higher percentage of salary as the target bonus than did Messrs. Ricketts and Feiner. In determining the ratio of the potential payments for the achievement of the threshold, target and maximum performance goals, the Compensation Committee adopted Towers Perrin's findings and set the threshold level potential payment at 50% of the target level potential payment and the maximum level potential payment at 150% of the target level potential payment. The potential payments based on the performance goals for the 2008 Fiscal Year Bonus are set forth in the table below.

			2008 Bonus Payout		
Executive Officer	**Base Salary (1/1/2008)**	**Target Bonus (% of Salary)**	**Threshold (50% of Target)**	**Target**	**Maximum (150% of Target)**
S. Jeffrey Johnson	$ 509,480	75%	$ 191,000	$ 382,000	$ 573,000
Morris B. "Sam" Smith	$ 300,000	75%	$ 112,500	$ 225,000	$ 338,000
Patrick McKinney	$ 250,000	75%	$ 93,750	$ 187,500	$ 281,000
Michael J. Ricketts	$ 187,000	50%	$ 47,000	$ 94,000	$ 141,000
Phillip Feiner (1)	$ 150,000	50%	$ 37,500	$ 75,000	$ 112,500

(1) Potential payment is pro rata from May – June 2008 based on becoming an executive officer on May 7, 2008 as described below.

In addition, as described above, the Compensation Committee is also authorized to make an up to 25% discretionary performance metric in order to provide the committee with discretionary authority to make additional bonus awards to executive officers to reward executive officers for performance that would not necessarily be reflected in the four performance metrics.

Since Mr. Feiner was not promoted to an executive officer until May 7, 2008, he was not covered by the 2008 Fiscal Year Bonus until his promotion. In November 2007, he received a performance related bonus of $23,000. Although the threshold, target and maximum performance goals and possible discretionary bonus amounts under the 2008 Fiscal Year Bonus are the same for Mr. Feiner as for the other executive officers that were executive officers in February 2008, his threshold, target and maximum potential payments are pro rated from May 2008 through June 30, 2008 such that his threshold potential payment for meeting the threshold goals was $6,250, his target potential payment for meeting the target goals was $12,500 and his maximum potential payment for meeting the maximum performance goals was $18,750.

Since Mr. Daitch did not join the Company until June 23, 2008, he did not participate in the 2008 Fiscal Year Bonus.

On September 8, 2008, the Compensation Committee authorized the following bonuses for the executive officers:

Executive Officer	**September 2008 Bonus**
S. Jeffrey Johnson Chairman of the Board and Chief Executive Officer	$ 33,039
Morris B. Smith Senior Vice President	$ 40,000
Patrick McKinney Senior Vice President – Engineering and Operations	$ 16,212
Michael J. Ricketts Vice President and Principal Accounting Officer	$ 30,000
Phillip Feiner Vice President and General Counsel	$ 10,000

For Fiscal 2008, we had Finding and Development Costs of $9.93 per BOE which was between our threshold and target performance goal. The 2008 Fiscal Year Bonus paid to Messrs. Johnson and McKinney were based on the amount associated with having Finding and Development Costs of $9.93 per BOE. The 2008 Fiscal Year Bonus paid to Messrs. Smith and Ricketts were based on the amount associated with having Finding and Development Costs of $9.93 per BOE and a discretionary amount based on the positive reviews of their performance by our independent public accountants and our internal auditors. The 2008 Fiscal Year Bonus paid to Mr. Feiner was based on the amount associated with having Finding and Development Costs of $9.93 per BOE and a discretionary amount based on the positive reviews of his performance by management and the Board of Directors.

The Board of Directors ratified the Compensation Committee's payments under the 2008 Fiscal Year Bonus.

Stock Incentive Plan.

In June 2007, in keeping with a general trend, we decided to no longer issue stock options to our executive officers, but just to issue restricted stock. This is due to both the lack of favorable tax and accounting treatment of stock options as compared to restricted stock as was formerly the case and the desire to reduce the dilution to our stockholders since less shares of restricted stock must be granted to get the same value as shares exercised pursuant to stock options.

As compensation for Fiscal 2007 performance, on June 28, 2007 the Compensation Committee authorized the granting on July 2, 2007 to our executive officers of the following shares of restricted stock with the restrictions on transfer lapsing for one-third of the shares on the first, second and third anniversaries of July 2, 2007 if such executive officer is still employed on such dates:

Executive Officer	July 2007 Restricted Stock
S. Jeffrey Johnson Chairman of the Board and Chief Executive Officer	135,000 shares
Morris B. Smith Senior Vice President – Chief Financial Officer	115,000 shares
Patrick McKinney Senior Vice President – Engineering and Operations	115,000 shares
Michael J. Ricketts Vice President and Principal Accounting Officer	30,000 shares

Messrs. Johnson and Smith made recommendations to the Compensation Committee regarding the restricted stock grants, although Mr. Johnson did not make a recommendation regarding himself and Mr. Smith did not make a recommendation regarding himself. In determining the amount of the restricted stock grants, the Compensation Committee took into account the stock options that were granted in December 2006 such that the entire Fiscal 2007 stock incentive grants would be considered based on the Fiscal 2007 results. The Compensation Committee did not take into account specific Fiscal 2007 individual performance factors, but rather considered the individual factors described above under "Fiscal 2008 – Base Salary" and the performance of the Company for the entire year described above under "Fiscal 2008 – Base Salary." The vesting schedule encourages the executives to remain Cano employees.

Prior to Mr. Feiner becoming an executive officer, on February 18, 2007, in recognition of his performance, Mr. Feiner was granted stock options to purchase 10,000 shares of common stock at $5.75 per share with one-third of the stock options vesting on the first, second and third anniversaries of February 18, 2008 if he is still employed on such dates.

As compensation for Fiscal 2008, at the last Compensation Committee meeting of Fiscal 2008 on May 7, 2008, the Compensation Committee authorized the granting on May 12, 2008 to our executive officers at that time of the following shares of restricted stock with the restrictions on transfer lapsing for one-third of the shares on the first, second and third anniversaries of May 12, 2008 if such executive officer is employed on such dates:

Executive Officer	May 2008 Restricted Stock
S. Jeffrey Johnson Chairman of the Board and Chief Executive Officer	160,000 shares
Morris B. Smith Senior Vice President – Chief Financial Officer	120,000 shares
Patrick McKinney Senior Vice President – Engineering and Operations	120,000 shares
Michael J. Ricketts Vice President and Principal Accounting Officer	30,000 shares
Phillip Feiner Vice President and General Counsel	30,000 shares

Messrs. Johnson and Smith made recommendations to the Compensation Committee regarding the restricted stock grants, although Mr. Johnson did not make a recommendation regarding himself and Mr. Smith did not make a recommendation regarding himself. In determining the amount of the restricted stock grants, the Compensation Committee did not take into account specific individual performance factors, but rather considered the number of restricted shares granted on July 2, 2007 in recognition of the Fiscal 2007, the position held by each executive officer and our results as compared to long term performance goals as set forth below. As a result of his position as Chairman of the Board and Chief Executive Officer, Mr. Johnson received the largest increase in the number of shares of restricted stock granted as compared to the July 2, 2007 grant with Messrs. Smith and McKinney receiving the next largest increase in the number of shares of restricted stock granted as compared to the July 2, 2007 grant due to their positions with the company. The vesting schedule encourages the executives to remain Cano employees.

The results as compared to long term performance goals that were considered in making the restricted stock grants were as follows:

- November 2007 equity raise of $25 million;
- December 2007 $150 million universal shelf registration statement;
- handling of the fire litigation; and
- the value added to the Company from the following general items from July 2007 – April 2008:
    - drilling 64 wells; and
    - performing capital workovers on over 240 wells;
- the value added to the Company from the following specific items from July 2007 – April 2008:
    - Panhandle Field – completing three phases of the Cockrell Ranch waterflood and initiating full injection in February 2008;
    - Cato Field – initiating 20-acre waterflood infill development, drilling 28 new well and returning to production an additional 35 wells and increasing production from the field as a whole;
    - Desdemona Field – completing the first phase of the waterflood facilities, receiving the injection permit in September 2008 and immediately beginning injection of 5,000 BWPD; and
    - Nowata Properties — completing the Nowata ASP pilot in December 2007 and having continuous injection since that time.

As described above, Mr. Daitch became our Senior Vice President and Chief Financial Officer on June 23, 2008. In searching for a Chief Financial Officer, the Compensation Committee hired Ray Partners to assist the committee, and Ray Partners reviewed survey data from compensation consulting firms for oil and natural gas exploration and production companies and provided the Compensation Committee with a range for a possible equity grant for a Chief Financial Officer. Based on the information provided by Ray Partners, the Compensation Committee negotiated an employment agreement with Mr. Daitch with his equity grant being 100,000 shares of restricted stock with the restrictions on transfer lapsing for one-third of the shares on the first, second and third anniversaries of June 23, 2008 if he is employed on such dates, This number of shares was at the lower end of the Ray Partners range. The Compensation Committee recommended this employment agreement to the Board of Directors which approved the agreement.

The Board of Directors ratified all of the restricted stock awards made by the Compensation Committee.

Fiscal 2009

Base Salary. At the last Compensation Committee meeting of Fiscal 2008 on May 7, 2008, based on the recommendations of Messrs. Johnson and Smith, although neither Mr. Johnson nor Mr. Smith made recommendations regarding himself, the Compensation Committee recommended to the Board of Directors and the Board of Directors approved the extending of the employment agreements of Messrs. Johnson, Smith, McKinney and Ricketts through May 31, 2011. In determining to extend the employment agreements, the Compensation Committee considered the desire to provide incentive for the executive officers to remain with the Company and the results as compared to the long term performance of the Company described above under "Fiscal 2008 – Stock Incentive Plan." At its May 2008 meeting, the Compensation Committee determined that the Fiscal 2008 base salaries were appropriate for Fiscal 2009 based on the Company's overall compensation plan to have the largest amount of compensation be paid in the form of stock awards, the second largest amount be paid in the form of base salary and the smallest amount be paid in the form of bonus. Therefore, the Compensation Committee did not recommend any base salary changes for Fiscal 2009 for Messrs. Johnson, Smith, McKinney or Ricketts. Pursuant to the terms of his employment agreement, on January 1, 2009, Mr. Johnson's annual base salary is set to increase by at least 7% to at least $545,145. Mr. Johnson has elected to forego this annual base salary increase for January 2009.

On September 8, 2008, at the recommendation of Messrs. Johnson, Smith and Daitch due to his performance, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, an increase to Mr. Feiner's annual base salary to $170,000.

Cash Bonuses. As described above under "Fiscal 2008 – Cash Bonuses," in February 2008, the Compensation Committee recommended to the Board of Directors and the Board of Directors adopted the 2008 Annual Incentive Plan which sets forth the procedures for setting performance goals and potential payments.

In setting the annual bonus goals and potential payments for the Fiscal 2009 (the "2009 Fiscal Year Bonus") at its October 2008 meeting, the Compensation Committee followed the recommendation of Messrs. Johnson and Daitch to maintain the following four performance metrics which reflect the most important short-term factors on which the executive officers should focus:

- Average Daily Production for Fiscal 2009;
- Proved Developed Producing Reserves;
- EBITDA (earnings before interest, taxes, depreciation and amortization); and
- Finding and Development Costs.

After considering the recommendation of Messrs. Johnson and Daitch, the Compensation Committee determined that the target performance goal for each of the four performance metrics would be above the budgeted amount for each metric in order to provide an incentive for the executive officers to have the Company exceed the budgeted amounts while still providing an achievable goal. The Compensation Committee decided that the threshold performance goal for each of the four performance metrics would be 90% of the target performance goal. With regard to the maximum performance goal for each of the four performance metrics, the Compensation Committee determined to set it at 120% of the target performance goal.

The Compensation Committee determined the relative weighting of the four performance goals based the relative importance of the strategic goals of the Company. The Fiscal 2009 performance goals and weighting of such goals are set forth below (Cano notes that these goals are part of Cano's incentive program and do not correspond to any financial or performance guidance that Cano has provided or will provide and should not be considered as statements of Cano's expectations or estimates):

Performance Measure	Performance Goals Threshold	 Target	 Maximum	Weighting
Company Goals				
Production*	1,212 BOEPD	1,346 BOEPD	1,616 BOEPD	55%
Proved Developed Producing Reserves	11,400 BOE	12,667 BOE	15,200 BOE	15%
EBITDA	$13,155,000	$14,617,000	$17,540,000	15%
Finding & Development Costs	$24.87 per BOE	$22.38 per BOE	$18.65 per BOE	15%

*Average daily production for Fiscal 2009.

As with the 2008 Fiscal Year Bonus, in setting the potential payments to be made to the executive officers upon the achievement of the target performance goal for all four metrics, the Compensation Committee considered the following:

- the general information by position obtained by the Compensation Committee from a review of the proxy statements of the 15 peer group companies set forth above;
- the Compensation Committee's judgment of the appropriate target amount by position based on perceived industry practice; and
- the goal of the Company's overall compensation plan to have the largest amount of compensation be paid in the form of stock awards, the second largest amount be paid in the form of base salary and the smallest amount be paid in the form of bonus.

Due to their positions and responsibility with the Company, Messrs. Johnson, Daitch and McKinney received a higher percentage of salary as the target bonus than did Messrs. Ricketts and Feiner. In determining the ratio of the potential payments for the achievement of the threshold, target and maximum performance goals, the Compensation Committee adopted Towers Perrin's Fiscal 2008 findings and as with the 2008 Fiscal Year Bonus set the threshold level potential payment for achieving all four metrics at 50% of the target level potential payment and the maximum level potential payment for achieving all four metrics at 150% of the target level potential payment. The potential payments based on the performance goals for the 2009 Fiscal Year Bonus are set forth in the table below.

Executive Officer	Base Salary	Target Bonus (% of Salary)	2009 Bonus Payout Threshold (50% of Target)	 Target	 Maximum (150% of Target)
S. Jeffrey Johnson	$ 509,480	75%	$ 191,055	$ 382,110	$ 573,165
Benjamin Daitch	$ 250,000	75%	$ 93,750	$ 187,500	$ 281,250
Patrick McKinney	$ 250,000	75%	$ 93,750	$ 187,500	$ 281,250
Michael J. Ricketts	$ 187,000	50%	$ 46,750	$ 93,500	$ 140,250
Phillip Feiner	$ 170,000	50%	$ 42,500	$ 85,000	$ 127,500

The Compensation Committee is authorized in its sole discretion to exercise negative discretion for up to 25% of the award.

Benefits. We offer a variety of health and welfare programs to all eligible employees, including the executive officers. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, pharmacy, dental, vision, life insurance and accidental death and disability. We provide full time employees, regularly scheduled to work 40 or more hours per week, short and long-term disability and basic life insurance at no cost to the employee. In May 2008, we initiated a 401(K) plan for all full time employees, including the executive officers in which we match up to 4% of contributions. Since we instituted the 401(K) plan in May 2008, we have matched 4% of contributions. In addition, for Messrs. Johnson, Daitch, Smith (through his retirement on September 30, 2008), McKinney and Ricketts, we pay for lunch/athletic club dues and, in addition, for Mr. Johnson we pay for country club dues and, pursuant to his employment agreement, provide a car allowance, which he relinquished in October 2008. The Compensation Committee believes that the lunch/athletic club and country club dues and, when it was in place, car allowance are benefits for Mr. Johnson that are comparable with those received by other chief executive officers and that the lunch/athletic club dues for the other executive officers are benefits that are comparable with those received by other executive officers.

On September 30, 2008, Mr. Smith retired as Senior Vice President, and on October 1, 2008, Cano and Mr. Smith entered into a Consulting Agreement (the "Consulting Agreement") with a one year term, with each party having the right to terminate the Consulting Agreement on 30 days notice. The Consulting Agreement provides for Mr. Smith to receive $3,000 per month and to provide at least 15 hours of consulting services as requested by the Chief Executive Officer. Mr. Smith shall receive $200 per hour for any consulting services during any calendar month in excess of 15 hours. In connection with entering into the Consulting Agreement, on September 30, 2008, Cano vested 86,043 shares of Mr. Smith's restricted stock with the remaining 130,624 shares of restricted stock being forfeited.

<u>How Elements of Our Compensation Program Are Related to Each Other</u>

We view the various components of compensation as related but distinct with a significant portion of total compensation reflecting "pay for performance." Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash or non-cash compensation, or among different forms of non-cash compensation. However, for Fiscal 2008, Messrs. Johnson, Smith and McKinney received (i) the most value from the May 2008 restricted stock grants which related to Fiscal 2008 results, (ii) the second most value from the July 2007 restricted stock grants which related to Fiscal 2007 results, (iii) the third most value from their base salaries and (iv) the least value from their cash bonuses. For Fiscal 2008 for Mr. Ricketts, he received (i) the most value from the May 2008 restricted stock grant which related to Fiscal 2008 results, (ii) the second most value from his base salary, (iii) the third most value from the July 2007 restricted stock grant which related to Fiscal 2007 results and (iv) the least value from his cash bonus. For Fiscal 2008 for Mr. Feiner, he received (i) the most value from the May 2008 restricted stock grant which related to Fiscal 2008 results, (ii) the second most value from his base salary and (iii) the least value from his cash bonus. Since Mr. Feiner was not an executive officer in June-July 2007, he did not receive a restricted stock grant in July 2007. The Compensation Committee anticipates that the ranking of the value of stock grants, base salaries and cash bonuses in descending order will remain its goal for Fiscal 2009 although there is no set ratio between the 3 elements.

<u>Accounting and Tax Considerations</u>

To date, our compensation program has complied with Section 162(m) of the Code. Under Section 162(m), a limitation is placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1 million in any taxable year, unless the compensation is performance based. In connection with the 2008 Annual Stockholders Meeting, we will request that the stockholders approve the 2008 Annual Incentive Plan. If the stockholders approve such plan, we anticipate that any bonuses paid under the 2008 Annual Incentive Plan in fiscal year 2010 and beyond will be deemed to be performance based and meet the qualifications of Section 162(m).

Although we will generally attempt to structure executive compensation so as to preserve deductibility, we also believe that there may be circumstances where our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Internal Revenue Code, including any bonuses paid under our 2009 Fiscal Year Bonus. Although equity awards may be deductible for tax purposes by us, the accounting rules pursuant to Statement of Financial Accounting Standard 123R, *Share-Based Payment*, require that the portion of the tax benefit in excess of the financial compensation cost be recorded to paid-in-capital.

Termination of Employment Arrangements

Employment Agreements

As described under "Discussion of Summary Compensation Table and Grants of Plan-Based Awards Table, we have entered into employment agreements with Messrs. Johnson, Daitch, Smith, McKinney, Ricketts and Feiner. Mr. Smith's employment agreement terminated upon his retirement on September 30, 2008.

If we do one of the following:

- terminate a executive officer other than due to his physical or mental illness or other than for "Cause;"
- assign him any duties materially inconsistent with his current position with us; or
- assign him a title, office or status which is inconsistent with his present title, office or status, other than a promotion,

we shall pay him the greater of the following:

- his annual base salary for the remainder of the term of his employment agreement; or
- six months of his annual base salary.

See the definition of "Cause" under "Discussion Regarding Summary Compensation Table and Grants of Plan-Based Awards Table."

If within twelve months after a "Change in Control," we terminate any executive officer's employment for any reason or if any executive officer resigns at any time after any diminution of his job title, duties or compensation or the relocation of him to an office in a county that does not abut Tarrant County, Texas, we shall pay such executive officer three times his annual salary and three times his prior year's bonuses and shall provide for three years to him, his spouse and dependents the right to participate in any health and dental plans that we maintain for our employees.

See the definition of "Change in Control" under "Potential Payments Under Termination or Change-in-Control."

Equity Plans. Pursuant to their stock option agreements, upon a "Change in Control," the unvested stock options of all employees, including the executive officers, vest immediately prior to the effective date of the "Change in Control." On August 20, 2007, we amended the restricted stock award agreements of all employees, including the executive officers, such that upon a "Change in Control," the unvested restricted stock also vests immediately prior to the effective date of the "Change in Control."

The "Change in Control" provisions in both the employment agreements and the stock option and restricted stock agreements help prevent management from being distracted by rumored or actual changes in control. The "Change in Control" provisions provide:

- incentives for executive officers to remain with Cano despite the uncertainties of a potential or actual change in control transaction;
- assurance of severance and benefits for terminated executive officers; and
- access to equity components after a change in control.While there is a double trigger for an executive officer to receive cash payments upon a change in control, there is a single trigger for the vesting of stock options and restricted stock agreements for all employees for the following reasons:
- to be competitive with what we believe to be the standards for the treatment of equity upon a change in control;
- employees who remain after a change of control are treated the same with regard to equity as the general stockholders who could sell or otherwise transfer their equity upon a change in control; and
- since Cano would not exist in its present form after a change in control, executives should not have to have their return on such equity dependent upon the new company's future success.

Stock Ownership Policy

Currently the Company does not have a stock ownership policy and does not have a policy that prohibits employees hedging their economic exposure to any shares of the Company stock that they might own or from pledging their shares.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Regulation S-K, Item 402(b) with management. Based on the review and discussions referred to in the preceding sentence, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Amendment No. 1 on Form 10-K/A.

By the Compensation Committee:

Donald Niemiec, Chairman
Robert L. Gaudin
David Wehlmann

2008 and 2007 Summary Compensation Table

The following table summarizes the total compensation awarded to, earned by or paid to (i) S. Jeffrey Johnson, our Chief Executive Officer and Chairman of the Board for Fiscal 2007 and Fiscal 2008, (ii) Morris B. Smith, our Senior Vice President and Chief Financial Officer for Fiscal 2007 and through June 23, 2008 and a Senior Vice President from June 23, 2008 through June 30, 2008, (iii) Benjamin Daitch, our Senior Vice President and Chief Financial Officer since June 23, 2008, (iv) Patrick M. McKinney, our Senior Vice President of Engineering and Operations, and Michael J. Ricketts, our Vice President and Chief Accounting Officer, for Fiscal 2007 and Fiscal 2008 and (v) Phillip Feiner, our Vice President and General Counsel since May 7, 2008. This table and the accompanying narrative should be read in conjunction with the Compensation Discussion and Analysis, which sets forth the objectives and other information regarding our executive compensation program. Since Mr. Feiner was not an executive officer during Fiscal 2007, his compensation is only shown for Fiscal 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(a)	Option Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(c)	Total ($)
S. Jeffrey Johnson	2008	492,815	—	535,237	112,688	33,039	29,355	1,203,134
Chief Executive Officer and Chairman of the Board	2007	460,575	300,000	—	77,236	—	24,479	862,290
Benjamin Daitch	2008	4,808	—	10,263	—	—	231	15,302
Senior Vice President and Chief Financial Officer								
Morris B. Smith	2008	300,000	—	533,369	39,441	40,000	—	912,810
Senior Vice President	2007	240,000	200,000	195,279	57,863	—	—	693,142
Patrick M. McKinney	2008	250,000	—	497,700	56,344	16,212	1,385	821,641
Senior Vice President of Engineering and Operations	2007	194,375	150,000	55,237	38,618	—	—	438,230
Michael J. Ricketts	2008	187,000	—	116,110	45,075	30,000	748	378,933
Vice President and Principal Accounting Officer	2007	175,000	93,000	—	30,894	—	—	298,894
Phillip Feiner	2008	143,118	23,000	15,297	17,678	10,000	—	209,093
Vice President and General Counsel								

(a) Amounts reported reflect the dollar amount required to be expensed for financial statement reporting purposes in Fiscal 2007 and Fiscal 2008 in accordance with Statement of Financial Accounting Standards No. 123 (R), "Share Based Payment" and includes awards granted in prior periods. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. We refer you to the discussion of the assumptions used in the valuation in

Note 8 of Notes to Consolidated Financial Statements in our 2008 Annual Report on Form 10-K. The restricted stock was granted under our 2005 Long-Term Incentive Plan. The ultimate amount realized may be significantly more or less than the amount shown depending on the price of our stock at the time of vesting or the time of sale of the restricted stock.

(b) Amounts reported reflect the dollar amount required to be expensed for financial statement reporting purposes in our Fiscal 2008 in accordance with Statement of Financial Accounting Standards No. 123 (R), "Share Based Payment" and includes awards granted in prior periods. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. We refer you to the discussion of the assumptions used in the valuation in Note 8 of Notes to Consolidated Financial Statements in our 2008 Form 10-K. All stock options were under our 2005 Long-Term Incentive Plan. The ultimate amount realized may be significantly more or less than the amount shown depending on the price of our stock at the time of exercise

(c) For Mr. Johnson, "All Other Compensation" consists of the total of all car allowances, lunch/athletic club dues and country club dues we paid for on behalf of Mr. Johnson and all Company 401(K) contributions. For all others, consists of Company 401(K) contributions.

Grants of Plan-Based Awards During Fiscal Year 2008

Shown in the table below are the restricted stock and stock option grants to acquire common stock made during Fiscal 2008 to our executive officers under the 2005 Long-Term Incentive Plan.

Name	Compensation Committee Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(d)	Grant Date Fair Value of Stock and Option Awards ($)(e)
			Threshold ($)(a)	Target ($)(b)	Maximum ($)(c)				
S. Jeffrey Johnson			19,100	382,000	573,000	—	—	—	—
	6/28/07	7/2/07	—	—	—	135,000	—	—	788,400
	5/7/08	5/12/08	—	—	—	160,000	—	—	1,152,000
Ben Daitch	6/12/08	6/23/08	—	—	—	100,000	—	—	933,000
Morris B. Smith			11,250	225,000	338,000	—	—	—	—
	6/28/07	7/2/07	—	—	—	115,000	—	—	671,600
	5/7/08	5/12/08	—	—	—	120,000	—	—	864,000
Patrick M. McKinney			9,375	187,500	281,000	—	—	—	—
	6/28/07	7/2/07	—	—	—	115,000	—	—	671,600
	5/7/08	5/12/08	—	—	—	120,000	—	—	864,000
Michael J. Ricketts			4,700	94,000	141,000	—	—	—	—
	6/28/07	7/2/2007	—	—	—	30,000	—	—	175,200
	5/7/08	5/12/08	—	—	—	30,000	—	—	216,000
Phillip Feiner (f)			624	12,495	18,743	—	—	—	—
	(g)	2/19/08	—	—	—	—	10,000	5.75	26,500
	5/7/08	5/12/08	—	—	—	30,000	—	—	216,000

(a) The threshold amount is the least amount that could be earned assuming that only either the threshold EBITDA or Finding and Development Cost performance goal is met since these goals have the lowest weighting.

(b) The target amount is the amount that could be earned assuming that the target performance goals of all four performance metrics are met and the target discretionary amount is awarded.

(c) The maximum amount is the amount that could be earned assuming that the maximum performance goals of all four performance metrics are met and the maximum discretionary amount is awarded.

(d) The exercise price is based on our closing stock price of $5.75 on February 19, 2008.

(e) The grant date fair value was determined in accordance with Statement of Financial Accounting Standards No. 123 (R), "Share Based Payment" and represents the full grant date fair value for restricted stock awards and options granted during Fiscal 2008.

(f) Mr. Feiner was not granted potential awards under non-equity incentive plan awards until May 2008; therefore, his amounts represent only the May-June 2008 portion of Fiscal 2008.

(g) Granted by Chief Executive Officer pursuant to authority granted by the Board of Directors under the 2005 Long-Term Incentive Plan since Mr. Feiner was not an executive officer at such time.

Discussion Regarding Summary Compensation Table and Grants of Plan-Based Awards Table

We are party to employment agreements with the executive officers as follows:

S. Jeffrey Johnson. We have an employment agreement with Mr. Johnson through May 31, 2011 pursuant to which he receives a current annual salary of $509,480 and a bonus to be determined at the discretion of the Board of Directors of up to Mr. Johnson's entire annual base salary. Mr. Johnson is entitled to receive raises of at least 7% per year effective on January 1 of each year. Mr. Johnson has elected to forego his 7% annual raise that was to be effective January 1, 2009.

Benjamin Daitch. We have an employment agreement with Mr. Daitch through June 23, 2011, appointing him as Senior Vice President and Chief Financial Officer. Pursuant to the employment agreement, his current annual salary is $250,000 and he is eligible for a bonus to be determined at the discretion of the Board of Directors of up to his entire annual base salary and/or stock bonuses.

Morris B. "Sam" Smith. We had an employment agreement with Mr. Smith through May 31, 2011, appointing him as Senior Vice President and Chief Financial Officer and this employment agreement terminated on September 30, 2008 upon Mr. Smith's retirement from the Company.

Patrick McKinney. We have an employment agreement with Mr. McKinney through May 31, 2011, appointing him as Senior Vice President—Engineering and Operations. Pursuant to the employment agreement, his current annual salary is $250,000 and he is eligible for a bonus to be determined at the discretion of the Board of Directors of up to his entire annual base salary and/or stock bonuses.

Michael J. Ricketts. We have an employment agreement through May 31, 2011 with Michael J. Ricketts, Vice President and Principal Accounting Officer. Pursuant to the employment agreement, his current annual salary is $187,000 and he is eligible for a bonus to be determined at the discretion of the Board of Directors of up to his entire annual base salary.

Phillip Feiner. We have an employment agreement with Mr. Feiner through May 31, 2011, appointing him as Vice President and General Counsel. On September 8, 2008, we amended his employment agreement to increase his current annual base salary to $170,000. Pursuant to the employment agreement, his current annual salary is $170,000 and he is eligible for a bonus to be determined at the discretion of the Board of Directors of up to his entire annual base salary and/or stock bonuses.

Pursuant to the employment agreements with Messrs. Johnson, Daitch, Smith (through September 30, 2008), McKinney, Ricketts and Feiner, without incurring any additional liability, we may terminate the employment of any of them prior to the termination of his employment agreement for the following:

- upon his death,
- if, due to illness, he shall have been absent or unable to perform his duties for a total of 90 days during any 12 month period, or
- for "Cause."

We shall have "Cause" to terminate the employment of each of Messrs. Johnson, Daitch, Smith and Feiner under his employment agreement upon one of the following:

- the willful and continued failure by him to perform his duties;

- the willful engaging in misconduct which is injurious or disparaging to us; or

- the conviction any felony or crime of moral turpitude.

We shall have "Cause" to terminate either Mr. McKinney's employment or Mr. Ricketts's employment under his employment agreement upon one of the following:

- financial dishonesty;

- willful refusal for at least 10 days to comply with reasonable directions of us after receiving written notice of such noncompliance;

- gross negligence or reckless or willful misconduct in the performance of his duties;

- the failure to perform, or continuing neglect in the performance of duties for at least 10 days after receipt of written notice of such failure or neglect;

- misconduct which has a materially adverse effect on our business or reputation;

- use of illicit or illegal drugs;

- abuse of alcohol or prescription medication;

- the conviction of, or plea of nolo contender to, any felony or a misdemeanor involving moral turpitude or fraud;

- continuing the material breach of any provision of the employment agreement for at least 10 days after receipt of written notice of such breach;

- the violation of our policies; or

- a violation of the confidentiality and non-competition provisions in the employment agreement.

See "Potential Payments Under Termination or Change in Control" for additional information regarding the specific financial ramifications for termination of a executive officer for "cause" or pursuant to a "change in control."

Bonuses. See "Compensation Discussion and Analysis – How We Determine Each Element of Compensation – Fiscal 2008 – Cash Bonuses," regarding the cash bonuses that we paid to the executive officers in September 2008 and the rationale for such payments as well as a cash bonus paid to Mr. Feiner in November 2007.

Stock Incentive Plan. See "Compensation Discussion and Analysis – How We Determine Each Element of Compensation – Fiscal 2008 – Stock Incentive Plan," regarding the restricted stock granted to Messrs. Johnson, Smith, McKinney and Ricketts on July 2, 2007 and May 12, 2008, the stock options granted to Mr. Feiner on February 18, 2008, the restricted stock granted to Mr. Feiner on May 12, 2008, the restricted stock granted to Mr. Daitch on June 23, 2008 and the rationale for such grants.

General. Any dividends that are paid on our common stock are also payable on the restricted stock. The executive officers have the right to vote all shares of restricted held by them.

Base salary paid and the amount of cash bonuses/non-equity incentive plan compensation paid represented from 31.4% to 84.2% of the executive officers' total compensation as represented in the Summary Compensation Table with the percentages being as follows: Mr. Johnson – 43.7%; Mr. Daitch – 31.4%; Mr. Smith – 37.2%; Mr. McKinney – 32.4%; Mr. Ricketts – 57.3%; and Mr. Feiner – 84.2%.

Outstanding Equity Awards at June 30, 2008

The following table summarizes the total outstanding equity awards as of June 30, 2008 for each executive officer. The market value of the stock awards was based on the closing price of our common stock as of June 30, 2008 (the last trading day of the Fiscal 2008) which was $7.94 per share. The unvested restricted stock grants and stock option awards include the grants of restricted stock and grants of stock options made in Fiscal 2008 which are also included in the Grants of Plan-Based Awards Table, all of which were unvested at June 30, 2008.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (b)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)(c)	Market Value of Shares of Stock That Have Not Vested ($)(a)
S. Jeffrey Johnson	33,000	66,667	5.42	12/28/2016	295,000	2,342,300
Benjamin Daitch	—	—	—	—	100,000	794,000
Morris B. Smith	25,000	—	6.30	12/13/2015	255,000	2,024,700
	11,667	23,333	5.42	12/28/2016	—	—
Patrick M. McKinney	16,667	33,333	5.42	12/28/2016	265,000	2,104,100
Michael J. Ricketts	13,333	26,667	5.42	12/28/2016	60,000	476,400
Phillip Feiner	—	12,000	6.15	6/30/2017	30,000	238,200
	—	10,000	5.75	2/19/2018	—	—

(a) The market value is based on the June 30, 2008 closing price of $7.94 per share.

(b) The following table provides the vesting dates as of June 30, 2008 for unvested stock options.

Vesting Date	S. Jeffrey Johnson	Morris B. Smith (1)	Patrick McKinney	Michael Ricketts	Phillip Feiner
December 28, 2008	33,333	11,666	16,666	13,333	—
February 19, 2009	—	—	—	—	3,333
December 28, 2009	33,334	11,667	16,667	13,334	—
February 19, 2010	—	—	—	—	3,333
June 30, 2010	—	—	—	—	12,000
February 19, 2011	—	—	—	—	3,334
Total Unvested Stock Options	66,667	23,333	33,333	26,667	22,000

(1) Due to Mr. Smith's retirement on September 30, 2008, these stock options were forfeited.

(c) The following table provides the vesting dates as of June 30, 2008 for unvested stock awards.

Vesting Date	S. Jeffrey Johnson	Benjamin Daitch	Morris B. Smith	Patrick McKinney	Michael Ricketts	Phillip Feiner
July 2, 2008	45,000	—	38,333	38,333	10,000	—
May 12, 2009	53,333	—	40,000(1)	40,000	10,000	10,000
June 23, 2009	—	33,333	—	—	—	—
July 2, 2009	45,000	—	38,333(1)	38,333	10,000	—
May 12, 2010	53,333	—	40,000(1)	40,000	10,000	10,000
June 23, 2010	—	33,333	—	—	—	—
July 2, 2010	45,000	—	38,334(1)	38,334	10,000	—
May 12, 2011	53,334	—	40,000(1)	40,000	10,000	10,000
June 23, 2011	—	33,334	—	—	—	—
Total Unvested Stock Awards	295,000	100,000	255,000(1)	265,000	60,000	30,000

(1) Pursuant to his consulting agreement entered into on October 1, 2008 with the Company, on September 30, 2008, the Company vested 86,043 shares of Mr. Smith's restricted stock with the remaining 130,624 shares of restricted stock being forfeited.

Option Exercises and Stock Vested During Fiscal Year 2008

The following table summarizes for Fiscal 2008 the number of shares of stock acquired by Mr. Smith upon the vesting of restricted stock and the value realized, before payout of any applicable withholding tax. No other executive officers had any restricted stock vest in Fiscal 2008 and no executive officers exercised any stock options in Fiscal 2008.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Morris B. Smith	25,000	188,500

Potential Payments Upon Termination or Change-in-Control

Termination without Death, Physical or Mental Illness or Cause

If we do one of the following to Messrs. Johnson, Daitch, Smith (through September 30, 2008), McKinney, Ricketts or Feiner:

- terminate him other than due to his death, physical or mental illness or other than for "Cause;"
- assign him any duties materially inconsistent with his current position with us; or
- assign him a title, office or status which is inconsistent with his present title, office or status, other than a promotion,
we shall pay him in a lump sum the greater of the following:

- his annual base salary for the remainder of the term of his employment agreement; or
- six months of his annual base salary; plus
- any accrued and unused vacation days.

See the definition of "Cause" set forth in "Discussion Regarding Summary Compensation Table and Grants of Plan-Based Awards Table."

Termination upon Death or Disability

Pursuant to the terms of the 2008 Annual Incentive Plan, if Messrs. Johnson, Daitch, Smith (through September 30, 2008), McKinney, Ricketts or Feiner dies or becomes disabled and cannot work during the fiscal year, such executive officer shall, if the Compensation Committee so determines, be eligible to receive pro rata portion of the bonus that would have been payable to such executive officer, if he had remained employed, based on the number of days worked during the applicable performance period. The table below assumes that the Compensation Committee would pay the amount earned under the 2008 Fiscal Year Bonus to the executive officer that died or became disabled.

Change of Control

If within twelve months after a "Change in Control," we terminate the employment of Messrs. Johnson, Daitch, Smith (through September 30, 2008), McKinney, Ricketts or Feiner for any reason or if any of them resigns at any time after any diminution of his job title, duties or compensation or the relocation of him to an office in a county that does not abut Tarrant County, Texas, we shall pay in a lump sum the applicable executive officer three times his annual salary and three times his prior year's bonuses and shall provide for three years to him, his spouse and dependents the right to participate in any health and dental plans that we maintain for our employees, on the same basis as participation by such employees. The table below assumes that the Compensation Committee would pay three times the amount earned under the 2008 Fiscal Year Bonus to the executive officer.

A "Change in Control" shall mean the following:

- any transaction in which Cano is not the continuing or surviving corporation or pursuant to which shares of Cano's common stock would be converted into cash, securities or other property unless the holders of Cano's common stock immediately prior to such transaction have the same proportionate ownership of common stock of the surviving corporation immediately after such transaction;
- any transfer of all or substantially all of the assets of Cano;
- the stockholders of Cano approve any plan or proposal for the liquidation or dissolution of Cano;
- the cessation of control of the board by the individuals who:
    - at the effective date of the agreement were directors; or
    - become directors after the effective date of the agreement and whose election or nomination for election by Cano's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors at the effective date or whose election or nomination for election was previously so approved;
- subject to certain exceptions, the acquisition of beneficial ownership of 50% or more of the voting power of Cano's outstanding voting securities by any person or group who beneficially owned less than 50% of the voting power of Cano's outstanding voting securities on the effective date; or
- a Cano bankruptcy proceeding.

As described in "Compensation Discussion and Analysis – Termination of Employment Arrangements – Equity Plans," the unvested stock options and restricted stock of all employees, including the executive officers, vest immediately prior to the effective date of a "Change-in-Control."

Set forth below are the amounts that our executive officers would have received if specified events had occurred on June 30, 2008. The closing stock price on June 30, 2008 was $7.94 per share.

	Event	Cash Salary	Cash Bonus	Accrued and Unused Vacation	Acceleration of Options and Restricted Stock (5)	Welfare Benefits	Total
S Jeffrey Johnson	Termination (1)	$ 1,643,247	$ —	$ 19,595	$ —	—	$ 1,662,842
	Termination (2)	—	33,039	19,595	—	—	52,634
	Change in Control and Termination (3)	1,528,440	99,117	19,595	2,510,301	37,800	4,195,253
	Change in Control and No Termination (4)	—	—	—	2,510,301	—	2,510,301
Benjamin Daitch	Termination (1)	$ 750,000	—	$ 9,615	—	—	$ 759,615
	Termination (2)	—	—	9,615	—	—	9,615
	Change in Control and Termination (3)	750,000	—	9,615	794,000	37,800	1,591,415
	Change in Control and No Termination (4)	—	—	—	794,000	—	794,000
Morris B. Smith	Termination (1)	$ 875,000	—	$ 11,538	—	—	$ 886,538
	Termination (2)	—	40,000	11,538	—	—	51,538
	Change in Control and Termination (3)	900,000	120,000	11,538	2,083,500	1,600	3,116,638
	Change in Control and No Termination (4)	—	—	—	2,083,500		2,083,500
Patrick M. McKinney	Termination (1)	$ 729,167	—	$ 9,615	—	—	$ 738,782
	Termination (2)	—	16,212	9,615	—	—	25,827
	Change in Control and Termination (3)	750,000	48,636	9,615	2,188,100	37,800	3,034,151
	Change in Control and No Termination (4)	—	—	—	2,188,100	—	2,188,100
Michael J. Ricketts	Termination (1)	$ 545,417	—	$ 7,192	—	—	$ 552,609
	Termination (2)	—	30,000	7,192	—	—	37,192
	Change in Control and Termination (3)	561,000	90,000	7,192	543,600	37,800	1,239,592
	Change in Control and No Termination (4)	—	—	—	543,600	—	543,600
Phillip Feiner	Termination (1)	$ 437,500	—	$ 5,769	—	—	$ 443,269
	Termination (2)	—	33,000	5,769	—	—	38,769
	Change in Control and Termination (3)	450,000	99,000	5,769	281,580	37,800	874,149
	Change in Control and No Termination (4)	—	—	—	281,580	—	281,580

(1) Assumes we terminated the executive officer on June 30, 2008 other than due to his death, physical or mental illness or other than for "Cause." On June 30, 2008, the term of the employment agreements for Messrs. Johnson, Smith, McKinney, Ricketts and Feiner were to expire on May 31, 2011, and the employment agreement of Mr. Daitch was to expire on June 23, 2011.

(2) Assumes the executive officer on June 30, 2008 died or was disabled by a physical or mental illness.

(3) Assumes that within twelve months after a "Change in Control," we terminated the employment of the executive officer on June 30, 2008 for any reason or on June 30, 2008, the executive officer resigned after any diminution of his job title, duties or compensation or the relocation of him to an office in a county that does not abut Tarrant County, Texas.

(4) Assumes a "Change in Control" only occurs on June 30, 2008, but that there is not on June 30, 2008 a termination of the employment of the executive officer and there is no resignation on June 30, 2008 due to any diminution of his job title, duties or compensation or the relocation of him to an office in a county that does not abut Tarrant County, Texas.

(5) This amount reflects (i) for unvested stock options, the difference between the closing price of Cano's common stock at June 30, 2008 of $7.94 and the exercise price of the unvested options that would vest upon a change of control and (ii) for restricted stock, the value of the restricted stock being vested based on the closing price of Cano's common stock at June 30, 2008 of $7.94.

2008 Director Compensation

Name	Fees Earned or Paid in Cash (4)	Option Awards (5)	Total
Gerald W. Haddock (1)	$ 37,000	$ 115,742	$ 152,742
Randall Boyd	40,000	115,742	155,742
Donald W. Niemiec	69,000	114,550	183,550
Robert L. Gaudin	53,000	114,550	167,550
William O. Powell	56,000	113,551	169,551
David Wehlmann (2)	45,000	84,644	129,664
Donnie D. Dent (3)	12,000	31,098	43,098

(1) Resigned as a director on October 23, 2008.

(2) Elected as a director on December 12, 2007.

(3) Retired as a director on December 12, 2007.

(4) Represents the amount of compensation earned and paid in cash during Fiscal 2008 for Board and committee service and includes an amount for pro-rated annual retainer and annual committee retainer fee for services not yet earned from July 1, 2008 through December 31, 2008.

(5) Amounts reported reflect the dollar amount required to be expensed for financial statement reporting purposes in Fiscal 2008 in accordance with Statement of Financial Accounting Standards No. 123 (R), "Share Based Payment" and includes awards granted in prior periods. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. We refer you to the discussion of the assumptions used in the valuation in Note 8 of Notes to Consolidated Financial Statements in our 2008 Form 10-K. The grant date fair value of the stock options granted in Fiscal 2008 for each of Messrs. Haddock, Boyd, Niemiec, Gaudin, Powell and Wehlmann was $507,862. The grant date fair value was determined in accordance with Statement of Financial Accounting Standards No. 123 (R), "Share Based Payment" and represents the full grant date fair value for the options granted during Fiscal 2008 to our non-employee directors. The stock options granted during Fiscal 2008 was granted under our 2005 Long-Term Incentive Plan. The ultimate amount realized may be significantly more or less than the amount shown depending on the price of our stock at the time of exercise. At June 30, 2008, our directors had options exercisable into the following number of shares: Mr. Boyd – 100,000 shares; Mr. Haddock – 150,000 shares; Messrs. Gaudin and Niemiec – 45,833 shares, Mr. Powell – 45,137shares and Mr. Wehlmann – 25,000 shares.

Each non-employee director receives an annual cash retainer of $30,000. Each non-employee director receives $1,000 cash for each Board of Directors meeting and Board of Directors committee meeting attended. The Audit Committee Chairman and Compensation Committee Chairman each receive an additional annual cash retainer to $10,000. The Nominating and Corporate Governance Committee Chairman receives an additional annual cash retainer of $3,000.

On December 12, 2007, Messrs. Haddock, Boyd, Niemiec, Gaudin, Powell and Wehlmann were granted stock options to purchase 25,000 shares of our common stock at the per share closing price on December 12, 2007 which was $7.25 with such options being immediately vested. On June 28, 2007, we resolved that upon the resignation of any current member of the Board of Directors who is in good standing on the date of resignation, such member's unvested stock options shall be vested and shall have the exercise period extended to 24 months after the date of resignation. On December 12, 2007, Mr. Dent retired as a director, his unvested stock options vested pursuant to this provision and the exercise period for his options was extended to December 12, 2009.

Compensation Committee Interlocks and Insider Participation

From July 1, 2007 until December 12, 2007, the members of the Compensation Committee were Messrs. Niemiec, Dent and Gaudin. On December 12, 2007, Mr. Dent retired as a director and Mr. Wehlmann was elected as a director and replaced Mr. Dent on the Compensation Committee. Therefore, the current members of the Compensation Committee are Messrs. Niemiec, Gaudin and Wehlmann. None of the persons serving on the Compensation Committee since July 1, 2007 had any relationships covered by Item 407(e)(4) of Regulation S-K.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of October 22, 2008 with respect to the beneficial ownership of the outstanding common stock and outstanding Series D Convertible Preferred Stock by: (i) any beneficial holder of more than five (5%) percent of our outstanding common stock or outstanding Series D Convertible Preferred Stock; (ii) each of our named executive officers and directors; and (iii) our directors and executive officers as a group. The Series D Convertible Preferred Stock votes on an as converted basis with our outstanding common stock with each of the 44,474 shares of Series D Convertible Preferred Stock having a stated value of $1,000 per share and a conversion price of $5.75 plus PIK dividends and dividends accrued since October 1, 2008. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned. Unless known otherwise by us, the beneficial ownership information is based on the most recent Form 3, Form 4, Form 5, Schedule 13D or Schedule 13G.

Name of Beneficial Owner(1)	Common Stock Beneficially Owned(2)	Percentage of Common Stock (2)	Preferred Stock Beneficially Owned (2)	Percentage of Preferred Stock (2)
S. Jeffrey Johnson (3)	1,544,714	3.3%	0	0%
Benjamin Daitch	140,000	*	0	0%
Morris B. "Sam" Smith (4)	167,146	*	0	0%
Patrick McKinney (5)	271,528	*	0	0%
Michael J. Ricketts (6)	419,274	*	0	0%
Phillip Feiner	30,000	*	0	0%
Randall Boyd (7)	312,210	*	0	0%
Donald W. Niemiec (8)	52,833	*	0	0%
Robert L. Gaudin (8)	45,833	*	0	0%
William O. Powell, III (9)	45,137	*	0	0%
David Wehlmann (10)	30,000	*	0	0%
Wellington Management Company, LLP(11)	4,466,224	9.2%	12,937	29.1%
Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson (12)	4,405,818	9.5%	0	0%
Trapeze Asset Management, Inc.(13)	4,264,103	9.2%	2,617	5.9%
D. E. Shaw Laminar Portfolios, LLC(14)	2,054,777	4.3%	10,005	22.5%
Trapeze Capital Corp.(15)	1,462,261	3.2%	755	1.7%
William Herbert Hunt Trust Estate(16)	1,216,109	2.6%	2,875	6.5%
GLG North American Opportunity Fund(17)	1,183,994	2.5%	6,688	15.0%
All officers and directors as a group (10 persons)	3,165,057(18)	6.8%	0	0%

* Less than 1%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o Cano Petroleum, Inc., 801 Cherry St., Suite 3200, Fort Worth, Texas 76102.

(2) Applicable percentage ownership is based on 46,078,518 shares of common stock issued and outstanding as of October 22, 2008 and 44,474 shares of Series D Convertible Preferred Stock issued and outstanding as of October 22, 2008, plus, on an individual basis, the right of that individual to obtain common stock upon exercise

stock options or conversion of Series D Convertible Preferred Stock within 60 days of October 22, 2008. On October 22, 2008, voting together with the common stock, the 44,474 shares of Series D Convertible Preferred Stock had the voting equivalent of 8,528,188 shares of our common stock based on a $5.75 conversion price.

(3) Includes 33,333 shares issuable upon exercise of outstanding stock options with an exercise price of $5.42 per share.

(4) Includes 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $6.30 per share and 11,667 shares issuable upon exercise of outstanding stock options with an exercise price of $5.42 per share.

(5) Includes 16,667 shares issuable upon exercise of outstanding stock options with an exercise price of $5.42 per share.

(6) Includes 13,333 shares issuable upon exercise of outstanding stock options with an exercise price of $5.42 per share.

(7) Includes 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $4.13 per share, 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $6.30 per share, 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $5.42 per share and 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $7.25 per share.

(8) Includes 20,833 shares issuable upon exercise of outstanding stock options with an exercise price of $4.73 per share and 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $7.25 per share.

(9) Includes 20,137 shares issuable upon exercise of outstanding stock options with an exercise price of $4.73 per share and 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $7.25 per share.

(10) Includes 25,000 shares issuable upon exercise of outstanding stock options with an exercise price of $7.25 per share.

(11) As of September 30, 2008, Wellington Management Company, LLP ("Wellington Management") in its capacity as an investment adviser, may be deemed to have had beneficial ownership of 4,489,576 shares of common stock that are owned by numerous investment advisory clients, none of which is known to have such interest with respect to more than five percent of the class of shares. Wellington Management has shared voting authority over 2,496,800 shares and shared dispositive power over 4,489,576 shares. Wellington Management is a registered investment adviser under the Investment Advisers Act of 1940, as amended. In addition, Wellington Management has 2,656,937 shares of common stock owned by numerous investment advisory clients issuable within 60 days of October 22, 2008 upon conversion of 12,937shares of Series D Convertible Preferred Stock, including common stock attributable to the PIK dividend and dividends accrued since October 1, 2008. Wellington Management's address is 75 State Street, Boston, Massachusetts 02109.

(12) Carlson Capital, LP ("Carlson Capital"), Asgard Investment Corp. ("Asgard") and Clint D. Carlson ("Carlson") have the power to vote and direct the disposition of (i) 145,217 shares owned by Black Diamond Offshore Ltd. ("Offshore"), (ii) 2,777,841 shares owned by Double Black Diamond Offshore Ltd. ("Double Offshore"), (iii) 1,293,078 shares owned by Black Diamond Relative Value Offshore, Ltd. ("Relative Value Offshore") and (iv) 189,682 held in a managed account. Carlson is President of Asgard and Chief Executive Officer of Carlson Capital. The principal purpose of Offshore, Double Offshore and Relative Value Offshore is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to Offshore, Double Offshore and Relative Value Offshore and to a managed account. The principal business of Asgard is serving as the general partner of Carlson Capital.

(13) Includes 463,294 shares of common stock currently issuable within 60 days of October 22, 2008 upon conversion of 2,617 shares of Series D Convertible Preferred Stock, including common stock attributable to the dividends accrued since October 1, 2008. Trapeze Asset Management Inc. an investment adviser registered under the Investment Advisors Act of 1940, as amended, exercises sole investment discretion and voting power over the

securities held by certain of its investment advisory clients. In its capacity as an investment adviser, Trapeze Asset Management Inc. is deemed to have beneficial ownership over 3,565,519 common shares and 2,617 preferred shares which are convertible within 60 days of October 22, 2008 into 463,294 shares of common stock, including common stock attributable to the dividends accrued since October 1, 2008. 1346049 Ontario Limited controls Trapeze Asset Management Inc. and exercises sole voting and dispositive power over the shares held by Trapeze Asset Management Inc. Randall Abramson controls 1346049 Ontario Limited and exercises sole voting and dispositive power over the shares held by Trapeze Asset Management Inc. In addition, Randall Abramson owns 235,290 shares of common stock which are included in the total number of shares of common stock beneficially owned. Each of Trapeze Asset Management Inc., 1346049 Ontario Limited and Randall Abramson disclaims beneficial ownership over securities owned by the directors and officers of Trapeze Asset Management Inc., except to the extent that shares are held in discretionary investment accounts managed by Trapeze Asset Management Inc. Their address is 22 St. Clair Avenue East, 18th Floor, Toronto, ON M4T 253, Canada.

(14) Includes 2,054,777 shares of common stock issuable within 60 days of October 22, 2008 upon conversion of 10,005 shares of Series D Convertible Preferred Stock, including common stock attributable to the PIK dividend and dividends accrued since October 1, 2008. D.E. Shaw & Co., L.P., as investment adviser, has voting and investment control over the shares owned by D.E. Shaw Laminar Portfolios, L.L.C. Julius Gaudio, Eric Wepsic, Maximilian Stone and Anne Dinning, or their designees, exercise voting and investment control over the shares on D.E. Shaw & Co., L.P.'s behalf. The address for each of the entities is 120 West 45 St., 39th Floor, New York, NY 10036.

(15) Includes 133,660 shares of common stock currently issuable within 60 days of October 22, 2008 upon conversion of 755 shares of Series D Convertible Preferred Stock, including common stock attributable to the dividends accrued since October 1, 2008. Trapeze Capital Corp., a Canadian investment dealer, exercises sole investment discretion and voting power over the securities held by certain of its investment advisory clients. In its capacity as an investment adviser, Trapeze Capital Corp. is deemed to have beneficial ownership over 1,093,311 common shares and 755 preferred shares which are convertible within 60 days of October 22, 2008 into 133,660 shares of common stock, including common stock attributable to the dividends accrued since October 1, 2008. 1346049 Ontario Limited controls Trapeze Capital Corp. and exercises sole voting and dispositive power over the shares held by Trapeze Capital Corp. Randall Abramson controls 1346049 Ontario Limited and exercises sole voting and dispositive power over the shares held by Trapeze Capital Corp. In addition, Randall Abramson owns 235,290 shares of common stock which are included in the total number of shares of common stock beneficially owned. Each of Trapeze Capital Corp., 1346049 Ontario Limited and Randall Abramson disclaims beneficial ownership over securities owned by the directors and officers of Trapeze Capital Corp., except to the extent that shares are held in discretionary investment accounts managed by Trapeze Capital Corp. Their address is 22 St. Clair Avenue East, 18th Floor, Toronto, ON M4T 253, Canada.

(16) Includes 590,453 shares of common stock issuable within 60 days of October 22, 2008 upon conversion of 2,875 shares of Series D Convertible Preferred Stock, including common stock attributable to the PIK dividend and dividends accrued since October 1, 2008. Gage A. Pritchard, Sr., Trustee has voting and dispositive power with regard to William Herbert Hunt Trust Estate. Its address is 1601 Elm St., Suite 3400, Dallas, TX 75201.

(17) Includes 1,183,994 shares of common stock currently issuable within 60 days of October 22, 2008 upon conversion of 6,688 shares of Series D Convertible Preferred Stock, including common stock attributable to the dividends accrued since October 1, 2008. Norm Gottesman, Emmanuel Roman and Pierre Lagrance, the managing directors of GLG Partners, LP, the investment manager of GLG North American Opportunity Fund, have voting rights and dispositive power over the shares held by GLG North American Opportunity Fund. Their address is Walker House, P.O. Box 908 GT, Mary St., Georgetown, Grand Cayman, Cayman Islands.

(18) Includes 361,803 shares currently issuable upon exercise of outstanding stock options.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	984,051	$	5.88	1,410,221(1)
Equity compensation plans not approved by security holders				
• All Directors	50,000(2)	$	4.13	0
• Individual Director	50,000(3)	$	4.00	0
Total	1,084,051	$	5.71	1,410,221

(1) The 1,410,221 shares available for future issuance are under the 2005 Long-Term Incentive Plan which permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights and other awards.

(2) During our March 2005 Board of Directors meeting, the directors approved our 2005 Directors' Stock Option Plan. The purpose of the plan was to attract, retain and compensate highly qualified individuals who are not employees for service as members of the Board of Directors by providing them with competitive compensation and an ownership interest in our common stock. The plan became effective on April 1, 2005 and was terminated by the Board of Directors in December 2005 except for the grants that had already been made pursuant to such plan. At June 30, 2008, there were options outstanding exercisable into 25,000 shares under the Directors stock option plan issued to each of the following: Gerald W. Haddock and Randall Boyd. Each of these options has an exercise price of $4.13 per share. The presently granted options vested on April 1, 2006 and expire on April 1, 2015.

(3) Mr. Haddock agreed to provide certain management and financial consulting services to us. In consideration for such services, we granted Mr. Haddock options to purchase 50,000 shares of our common stock at an exercise price of $4.00 per share. Such options became exercisable six months from the grant date (the "Vest Date") and expire ten years from the Vest Date.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

Honey Hole Production

Pursuant to an agreement dated December 16, 2004, we agreed with R.C. Boyd Enterprises, a Delaware corporation, to become the lead sponsor of a television production called Honey Hole (the "Honey Hole Production"). For Fiscal 2008, we paid an aggregate of $150,000 to R.C. Boyd Enterprises. Pursuant to an agreement dated as of December 5, 2007, we agreed that we would cease being a sponsor on December 31, 2008. We are to pay $75,000 from July 1, 2008 through December 31, 2008. We are entitled to receive two thirty second commercials during all broadcasts of the Honey Hole Production and receive opening and closing credits on each episode. As part of our sponsorship, we are able to provide fishing and outdoor opportunities for children with cancer, children from abusive family situations and military veterans. Randall Boyd, one of our current directors, is the sole shareholder of R.C. Boyd Enterprises.

November 2007 Private Placement

On November 2, 2007, we entered into a Securities Purchase Agreement with 31 institutional investors, including the following affiliates of prior 5% stockholders: Trapeze Capital Corp. and Trapeze Asset Management, Inc. and GLG North American Opportunity Fund. Trapeze Capital Corp. purchased 296,800 shares of our common stock for $2,122,120, Trapeze Asset Management purchased 683,200 shares of our common stock for $4,884,880 and GLG North American Opportunity Fund purchased 300,000 shares of our common stock for $2,145,000. The purchases closed on November 7, 2007.

Related Party Transaction Policy

In addition to the obligations of the directors, officers and employees under our Code of Ethics and Business Conduct, available at www.canopetro.com, the Board of Directors has adopted a written policy with respect to the review, approval or ratification of related party transactions. Our policy generally defines a related party transaction as a transaction or series of related transactions or any material amendment to any such transaction of $120,000 or more involving Cano and any executive officer of Cano, any director or director nominee of Cano, persons owning 5% or more of our outstanding stock at the time of the transaction, any immediate family member of any of the foregoing persons, or any entity that is owned or controlled by any of the foregoing persons or in which any such person serves as an executive officer or general partner or, together with all of the foregoing persons, owns 10% or more of the equity interests thereof.

The policy requires our Audit Committee, or if it is not practicable for Cano to have an Audit Committee meeting, the chairman of the Audit Committee, to review and approve related party transactions and any material amendments to such related party transactions. In reviewing and approving any related party transaction or any material amendment thereto, the Audit Committee, or the chairman if applicable, is to (i) satisfy itself or himself that it or him has been fully informed as to the related party's relationship and interest and as to the material facts of the proposed related party transaction or the proposed material amendment to such transaction, and (ii) determine that the related party transaction or material amendment thereto is fair to the Company. At each Audit Committee meeting, management shall recommend any related party transactions and any material amendments thereto, if applicable, to be entered into by us. If the chairman of the Audit Committee approves the related party transactions or material amendment thereto, the chairman shall present the transactions or amendments to the Audit Committee at its next meeting for ratification. After review, the Audit Committee shall approve or disapprove, or ratify or not ratify if applicable, such transactions and any material amendments to such transactions.

Because our written related party transaction policy was not in place early in Fiscal 2008, the original Honey Hole Production transaction was not approved in accordance with such policy. However, the Audit Committee subsequently ratified the Honey Hole Production transaction in accordance with the policy. In accordance with this policy, the Audit Committee approved the December 5, 2007 agreement pursuant to which we are ending our sponsorship on December 31, 2008 and ratified the Securities Purchase Agreement with Trapeze Capital Corp., Trapeze Asset Management, Inc. and GLG North American Opportunity Fund.

Director Independence

The Board of Directors has determined that Messrs. Gaudin, Niemiec, Powell and Wehlmann have met the independence requirements of the NYSE Alternext US (formerly known as the American Stock Exchange) and Rule 10A-3(b)(1)(ii) of the Exchange Act. Further, no family relationships exist between any of the directors or executive officers. There are no members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee that are not independent. The Board of Directors determined that Mr. Dent, who was a director during Fiscal 2008 but was not a director on June 30, 2008 met the independence requirements of the NYSE Alternext US (formerly known as the American Stock Exchange) and Rule 10A-3(b)(1)(ii) of the Exchange Act.

ITEM 14. Principal Accounting Fees and Services.

The following table presents fees for professional audit services rendered by Hein & Associates L.L.P. for the audit of Cano's consolidated financial statements as of and for the years ended June 30, 2007 and 2008, and for other services normally provided in connection with statutory filings applicable to those periods. This table also reflects fees for other services.

	2008	2007
Audit Fees(1)	$ 537,097	$ 641,952
Audit-Related Fees(2)	1,771	1,200
Tax Fees(3)	7,347	71,222
All Other Fees	—	—
Total	**$ 546,215**	**$ 714,074**

(1) Includes audit of our financial statements included in our annual report on Form 10-K, reviews of quarterly financial reports on Form 10-Q, Sarbanes-Oxley Act Section 404 implementation consultations, review of registration statements and other services normally provided in connection with statutory filings.

(2) Pertains to consultations regarding accounting and auditing matters.

(3) Includes tax compliance, technical tax advice and tax planning in connection with the preparation of tax forms.

We have established a policy to pre-approve all audit and permissible non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services. The independent auditor and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval. The chair of the Audit Committee is also authorized, pursuant to delegated authority, to pre-approve services on a case-by-case basis, and such approvals are communicated to the full Audit Committee at its next meeting. The Audit Committee approved 100% of the services described under the Audit Related Fees and Tax Fees.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules.

(a)(3) The exhibits required to be filed by this Item 15 are set forth in the Index to Exhibits accompanying this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2008	By:	/s/ S. Jeffrey Johnson S. Jeffrey Johnson Chief Executive Officer
Date: October 28, 2008	By:	/s/ Benjamin Daitch Benjamin Daitch Senior Vice President and Chief Financial Officer
Date: October 28, 2008	By:	/s/ Michael J. Ricketts Michael J. Ricketts Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger made as of the 26th day of May 2004, by and among Huron Ventures, Inc., Davenport Acquisition Corp., Davenport Field Unit Inc., the shareholders of Davenport Field Unit Inc., Cano Energy Corporation and Big Sky Management Ltd., incorporated by reference from Exhibit 99.1 to Current Report on Form 8-K, filed on June 8, 2004.
2.2+	Management Stock Pool Agreement dated May 28, 2004, incorporated by reference from Exhibit 2.2 to Current Report on Form 8-K/A, filed on August 11, 2004.
2.3+	Investment Escrow Agreement dated May 28, 2004, incorporated by reference from Exhibit 2.3 to Current Report on Form 8-K/A, filed on August 11, 2004.
2.4	Stock Purchase Agreement dated June 30, 2004, by and between Cano Petroleum, Inc., as Buyer, and Jerry D. Downey and Karen S. Downey, as Sellers, incorporated by reference from Exhibit 99.1 to Current Report on Form 8-K, filed on July 15, 2004.
2.5	Purchase and Sale Agreement, dated August 16, 2004, by and between Cano Energy Corporation and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K, filed on August 25, 2004.
2.6	Purchase and Sale Agreement, dated September 2, 2004, by and between Nowata Oil Properties LLC and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K, filed on September 20, 2004.
2.7	Purchase and Sale Agreement dated February 6, 2005 by and between Square One Energy, Inc. and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on March 7, 2005.
2.8	Stock Purchase Agreement by and among Cano Petroleum, Inc., W. O. Energy of Nevada, Inc., Miles O'Loughlin and Scott White dated November 29, 2005 (the schedule and exhibits have been omitted from this filing. An exhibit to the schedules and exhibits is contained in the Stock Purchase Agreement and the schedule and exhibits are available to the Securities and Exchange Commission upon request), incorporated by reference from Exhibit 2.1 to Current Report on Form 8-K filed on December 5, 2005.
2.9	Asset Purchase and Sale Agreement among Myriad Resources Corporation, Westland Energy Company and PAMTEX, a Texas general partnership composed of PAMTEX GP1 Ltd. and PAMTEX GP2 Ltd., as Sellers, and Cano Petroleum, Inc. as Buyer dated as of April 25, 2006 (The schedules and exhibits have been omitted from this filling. An exhibit to the schedules and exhibits is contained in the Asset Purchase and Sale Agreement and the schedules and exhibits are available to the Securities and Exchange Commission upon request), incorporated by reference from Exhibit 2.1 to Quarterly Report on Form 10-QSB filed on May 15, 2006.2.10Amendment No. One to Stock Purchase Agreement by and among Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., Estate of Miles O'Loughlin and Scott White dated May 13, 2006 incorporated by reference from Exhibit 2.1 to Current Report on Form 8-K filed on May 15, 2006.
2.11	Purchase and Sale Agreement by and among UHC New Mexico Corporation, as Seller, Cano Petro of New Mexico, Inc., as Buyer, and Cano Petroleum, Inc., for Certain Limited Purposes, dated March 30, 2007, incorporated by reference from Exhibit 2.1 to Current Report on Form 8-K filed on April 4, 2007. (The schedules and exhibits have been omitted from this filing. An exhibit to the schedules and exhibits is contained in the Purchase and Sale Agreement and the schedules and exhibits are available to the Securities and Exchange Commission upon request).
2.12	Agreement for Purchase and Sale among Ladder Companies, Inc. and Tri-Flow, Inc., as Seller, and Anadarko Minerals, Inc., as Buyer, dated June 11, 2007, incorporated by reference from Exhibit 2.1 to Current Report on Form 8-K filed on June 12, 2007. (The schedules and exhibits have been omitted from this filing. An exhibit to the schedules and exhibits is contained in the Agreement for Purchase and Sale and the schedules and exhibits are available to the Securities and Exchange Commission upon request).
3.1	Certificate of Incorporation, incorporated by reference from Exhibit 3.1 to the Company's registration statement on Form 10-SB (File No. 000-50386), filed on September 4, 2003.
3.2	Certificate of Ownership, amending the Company's Certificate of Incorporation, incorporated by reference from Exhibit 3.2 to the Company's Annual Report on Form 10-KSB filed on September 23, 2004.
3.3	First Amended and Restated Bylaws, incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K filed on December 7, 2007.
3.4	Designation for Series A Convertible Preferred Stock, included in the Company's Certificate of Incorporation, incorporated by reference from Exhibit 3.1 to the Company's registration statement on

Exhibit Number	Description
	Form 10-SB (File No. 000-50386), filed on September 4, 2003.
3.5	Certificate of Designation for Series B Convertible Preferred Stock, incorporated by reference from Exhibit 99.2 to Current Report Form 8-K, filed on June 8, 2004.
3.6	Certificate of Designation for Series C Convertible Preferred Stock, incorporated by reference from Exhibit 99.2 to Current Report Form 8-K, filed with the Securities and Exchange Commission on July 15, 2004.
3.7	Certificate of Designation for Series D Convertible Preferred Stock incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K, filed on September 7, 2006.
3.8	Certificate of Amendment to Certificate of Incorporation, incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K, filed on January 23, 2007.
3.9	Articles of Incorporation of Square One Energy, Inc., incorporated by reference from Exhibit 3.9 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.10	Bylaws of Square One Energy, Inc., incorporated by reference from Exhibit 3.10 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.11	Certificate of Incorporation of Ladder Companies, Inc., incorporated by reference from Exhibit 3.11 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.12	Bylaws of Ladder Companies, Inc., incorporated by reference from Exhibit 3.12 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.13	Articles of Incorporation of W.O. Energy of Nevada, Inc., incorporated by reference from Exhibit 3.13 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.14	Bylaws of W.O. Energy of Nevada, Inc., incorporated by reference from Exhibit 3.14 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.15	Articles of Incorporation of WO Energy, Inc., incorporated by reference from Exhibit 3.15 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.16	Bylaws of WO Energy, Inc., incorporated by reference from Exhibit 3.16 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.17	Certificate of Formation of Pantwist, LLC, incorporated by reference from Exhibit 3.17 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.18	Company Agreement of Pantwist, LLC, incorporated by reference from Exhibit 3.18 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.19	Certificate of Formation of Cano Petro of New Mexico, Inc., incorporated by reference from Exhibit 3.19 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.20	Bylaws of Cano Petro of New Mexico, Inc., incorporated by reference from Exhibit 3.20 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.21	Certificate of Limited Partnership of W.O. Operating Company, Ltd., incorporated by reference from Exhibit 3.21 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.22	Agreement of Limited Partnership of W.O. Operating Company, Ltd., incorporated by reference from Exhibit 3.22 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.23	Certificate of Limited Partnership of W.O. Production Company, Ltd., incorporated by reference from Exhibit 3.23 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.24	Agreement of Limited Partnership of W.O. Production Company, Ltd., incorporated by reference from Exhibit 3.24 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
3.25	Certificate of Amendment to the Certificate of Limited Partnership of W.O. Production Company, Ltd., incorporated by reference from Exhibit 3.1 to the Quarterly Report on Form 10-Q filed on May 8, 2008.
3.26	Certificate of Amendment to the Certificate of Limited Partnership of W.O. Operating Company, Ltd., incorporated by reference from Exhibit 3.2 to the Quarterly Report on Form 10-Q filed on May 8, 2008.4.1Registration Rights Agreement dated August 25, 2006 by and among Cano Petroleum, Inc. and the Buyers listed therein, incorporated by reference from Exhibit 4.1 to Amendment to Current Report on Form 8-K/A filed on August 31, 2006.
4.2	Registration Rights Agreement dated November 2, 2007 by and among Cano Petroleum, Inc. and the Buyers listed therein, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed on November 6, 2007.
4.3	Form of Common Stock certificate, incorporated by reference from Exhibit 4.9 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
10.1+	Stock Option Agreement dated December 16, 2004 between Cano Petroleum, Inc. and Gerald W. Haddock, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on December 16, 2004.

Exhibit Number	Description
10.2+	2005 Directors' Stock Option Plan, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on June 28, 2005.
10.3	Credit Agreement among Cano Petroleum, Inc., as Borrower, The Lenders Party Hereto From Time to Time, as Lenders, and Union Bank of California, N.A., as Administrative Agent and as issuing Lender, dated November 29, 2005, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on December 5, 2005.
10.4	Guaranty Agreement by and among Ladder Companies, Inc., Square One Energy, Inc., W.O. Energy of Nevada, Inc., W.O. Energy, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd. in favor of Union Bank of California, N.A., as Administrative Agent, dated November 29, 2005, incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed on December 5, 2005.
10.5	Escrow Agreement by and among Cano Petroleum, Inc., Miles O'Loughlin, Scott White and The Bank of New York Trust Company, N.A., as Escrow Agent, dated November 29, 2005, incorporated by reference from Exhibit 10.5 to the Current Report on Form 8-K filed on December 5, 2005.
10.6	Amended and Restated Escrow Agreement dated as of June 18, 2007 by and among Cano Petroleum, Inc., the Estate of Miles O'Loughlin and Scott White, and The Bank of New York Trust Company, N.A., incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on June 21, 2007.
10.7	Pledge Agreement by and among Cano Petroleum, Inc., W. O. Energy of Nevada, Inc. and W O Energy, Inc. in favor of Union Bank of California, N.A., as Administrative Agent, dated November 29, 2005, incorporated by reference from Exhibit 10.6 to the Current Report on Form 8-K dated on December 5, 2005.
10.8	Security Agreement by and among Cano Petroleum, Inc., Ladder Companies Inc., Square One Energy, Inc., W. O. Energy of Nevada, Inc., W O Energy, Inc., W. O. Operating Company, Ltd. and W. O. Petroleum, Ltd., in favor of Union Bank of California N.A. as Administrative Agent, dated November 29, 2005, incorporated by reference from Exhibit 10.7 to the Current Report on Form 8-K filed on December 5, 2005.
10.9+	Cano Petroleum, Inc. 2005 Long-Term Incentive Plan dated December 7, 2005, incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on December 9, 2005.10.10+Form of Stock Option Agreement (December 2005), incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on December 19, 2005.
10.11+	Employment Agreement between Cano Petroleum, Inc. and S. Jeffrey Johnson dated effective January 1, 2006, incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on January 19, 2006.
10.12	Gas Purchase Contract between W. O. Operating Company, Ltd. and Duke Field Services L.P. dated November 1, 2003, incorporated by reference from Exhibit 10.19 to the Quarterly Report on Form 10-QSB filed on February 14, 2005.
10.13	Gas Purchase Contract by and between W. O. Operating Company Limited, as Seller, and ONEOK Texas Field Services LP, as Buyer, dated January 1, 2005, incorporated by reference from Exhibit 10.20 to the Quarterly Report on Form 10-QSB filed on February 14, 2005.
10.14	Amendment No. 1 dated February 24, 2006 to the $100,000,000 Credit Agreement among Cano Petroleum, Inc., as Borrower, The Lenders Party Hereto From Time to Time as Lenders and Union Bank of California, N.A., as Administrative Agent and as Issuing Lender dated November 29, 2005 incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on March 1, 2006.
10.15	Amendment No. 2, Assignment and Agreement dated as of April 28, 2006 among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Pantwist, LLC, the Lenders and Union Bank of California, N.A., as Administrative Agent and as Issuing Lender, incorporated by reference from Exhibit 10.7 to Quarterly Report on Form 10-QSB filed on May 15, 2006.
10.16	Supplement No. 1 dated as of April 28, 2006 to the Guaranty Agreement dated as of November 29, 2005, by Pantwist, LLC in favor of Union Bank of California, as Administrative Agent, incorporated by reference from Exhibit 10.9 to Quarterly Report on Form 10-QSB filed May 15, 2006.
10.17	Supplement No. 1 dated as of April 28, 2006 to the Pledge Agreement dated as of November 29, 2005, by Cano Petroleum, Inc., W.O. Energy of Nevada, Inc. and WO Energy, Inc. in favor of Union Bank of California, N.A., as Collateral Trustee, incorporated by reference from Exhibit 10.11 to Quarterly Report Form 10-QSB filed on May 15, 2006.
10.18	Supplement No. 1 dated as of April 28, 2006 to the Security Agreement dated as of November 29, 2005, by Pantwist, LLC in favor of Union Bank of California, N.A., as Collateral Trustee, incorporated by reference from Exhibit 10.12 to Quarterly Report on Form 10-QSB filed on May 15, 2006.

Exhibit Number	Description
10.19	Amendment No. 3 to Credit Agreement among Cano Petroleum, Inc., a Borrower, Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc. Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natexis Banques Populaires dated May 12, 2006 and effective as of March 31, 2006, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on May 15, 2006.
10.20+	Employment Agreement of Morris B. Smith effective June 1, 2006, incorporated by reference from Exhibit 10.1 on Current Report on Form 8-K filed on June 6, 2006.10.21+Employee Restricted Stock Award Agreement of Morris B. Smith effective June 1, 2006, incorporated by reference from Exhibit 10.5 on Current Report Form 8-K filed on June 6, 2006.
10.22+	Employment Agreement of Patrick McKinney effective June 1, 2006, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on November 9, 2006.
10.23+	First Amendment to Employment Agreement of Patrick McKinney dated November 9, 2006, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on November 9, 2006.
10.24+	Restricted Stock Award Agreement of Patrick McKinney dated June 1, 2006 incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on November 9, 2006.
10.25	Amendment No. 4 to Credit Agreement among Cano Petroleum, Inc., as Borrower, Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natexis Banques Populaires dated June 30, 2006, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on June 7, 2006.
10.26+	Employment Agreement of Michael J. Ricketts effective July 1, 2006, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on August 17, 2006.
10.27+	Employee Restricted Stock Award Agreement of Morris B Smith dated August 11, 2006, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on August 17, 2006.
10.28	Securities Purchase Agreement dated August 25, 2006 by and among Cano Petroleum, Inc. and the Buyers listed therein, incorporated by reference from Exhibit 10.1 to Amendment to Current Report on Form 8-K/A filed on August 31, 2006.
10.29+	Amendment No. One dated December 28, 2006 to the Cano Petroleum, Inc. 2005 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on January 4, 2007.
10.30+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and S. Jeffrey Johnson, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on January 4, 2007.
10.31+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and Morris B. Smith, incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on January 4, 2007.
10.32+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and Patrick McKinney, incorporated by reference from Exhibit 10.4 to Current Report on Form 8-K filed on January 4, 2007.
10.33+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and James K. Teringo, Jr., incorporated by reference from Exhibit 10.5 to Current Report on Form 8-K filed on January 4, 2007.
10.34+	Stock Option Agreement dated December 28, 2006 by and between Cano Petroleum, Inc. and Michael J. Ricketts, incorporated by reference from Exhibit 10.6 to Current Report Form 8-K filed on January 4, 2007.10.35+Stock Option Agreement of Gerald Haddock dated December 28, 2006, incorporated by reference from Exhibit 10.75 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.36+	Stock Option Agreement of Don Dent dated December 28, 2006, incorporated by reference from Exhibit 10.76 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.37+	Stock Option Agreement of Randall Boyd dated December 28, 2006, incorporated by reference from Exhibit 10.77 to Registration Statement on Form S-1 (333126167) filed on January 23, 2007.
10.38+	Stock Option Agreement of James Underwood dated December 28, 2006, incorporated by reference from Exhibit 10.78 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.39+	Stock Option Agreement of Patrick Tolbert dated December 28, 2006, incorporated by reference from Exhibit 10.79 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.40+	Stock Option Agreement of Dennis McCuistion dated December 28, 2006, incorporated by reference from Exhibit 10.80 to Registration Statement on Form S-1 (333-126167) filed on January 23, 2007.
10.41	Amendment No. 5 and Agreement dated as of March 6, 2007 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC,

Exhibit Number	Description
	Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender, and Natixis, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on March 12, 2007.
10.42	Supplement No. 2 dated as of March 6, 2007 to the Security Agreement dated as of November 29, 2005, by Cano Petro of New Mexico, Inc. in favor of Union Bank of California, as Collateral Trustee, incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on March 12, 2007.
10.43	Supplement No. 2 dated as of March 6, 2007 to the Guaranty Agreement dated as of November 29, 2005, by Cano Petro of New Mexico, Inc. in favor of Union Bank of California, as Administrative Agent, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on March 12, 2007.
10.44	Supplement No. 2 dated as of March 6, 2007 to the Pledge Agreement dated as of November 29, 2005, by Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., and WO Energy, Inc. in favor of Union Bank of California, as Collateral Trustee, incorporated by reference from Exhibit 10.4 to Current Report on Form 8-K filed on March 12, 2007.
10.45	Assignment and Agreement dated as of March 7, 2007 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender, and Natixis, incorporated by reference from Exhibit 10.5 to Current Report on Form 8-K filed on March 12, 2007.10.46+Stock Option Agreement of William O. Powell, dated April 4, 2007, incorporated by reference from Exhibit 10.7 to Quarterly Report on Form 10-Q filed on May 12, 2007.
10.47+	Stock Option Agreement of Robert L. Gaudin, dated April 4, 2007, incorporated by reference from Exhibit 10.8 to Quarterly Report on Form 10-Q filed on May 12, 2007.
10.48+	Stock Option Agreement of Donald W. Niemiec, dated April 4, 2007, incorporated by reference from Exhibit 10.9 to Quarterly Report on Form 10-Q filed on May 12, 2007.
10.49	Settlement Agreement and Release dated February 9, 2007 by and among Mid-Continent Casualty Company, Cano Petroleum, Inc., W.O. Energy of Nevada, Inc., W.O. Operating Company, Ltd. and W.O. Energy, Inc., incorporated by reference from Exhibit 10.1 to Registration Statement on Form S-3 (SEC No. 333-138003) filed on April 9, 2007.
10.50+	Separation Agreement, General Release and Covenant Not to Sue dated May 22, 2007 by and between Cano Petroleum, Inc. and James K. Teringo, Jr., incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on May 25, 2007.
10.51+	Form of Restricted Stock Award Agreement (July 2007), incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on July 2, 2007.
10.52+	Form of Nonqualified Stock Option Agreement (July 2007), incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on July 2, 2007.
10.53+	First Amendment to Employment Agreement of Morris B. Smith dated June 29, 2007, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on July 3, 2007.
10.54+	Second Amendment to Employment Agreement of Patrick McKinney dated June 29, 2007, incorporated by reference from Exhibit 10.2 to Current Report on Form 8-K filed on July 3, 2007.
10.55+	First Amendment to Employment Agreement of Michael J. Ricketts dated June 29, 2007, incorporated by reference from Exhibit 10.3 to Current Report on Form 8-K filed on July 3, 2007.
10.56+	Form of Amendment to Restricted Stock Award Agreements (August 2007), incorporated by reference from Exhibit 10.96 to Annual Report on Form 10-K filed on September 11, 2007.
10.57+	Form of Restricted Stock Award Agreement (August 2007), incorporated by reference from Exhibit 10.97 to Annual Report on Form 10-K filed on September 11, 2007.
10.58	Amendment No. 6 dated as of August 13, 2007 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender, and Natixis, incorporated by reference from Exhibit 10.98 to Annual Report on Form 10-K filed on September 11, 2007.10.59First Amendment to the Security Agreement dated as of July 9, 2007, by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd. and Union Bank of California, N.A., as Senior Agent, incorporated by reference from Exhibit 10.99 to Annual Report on Form 10-K filed on September 11, 2007.
10.60	First Amendment to the Pledge Agreement dated as of July 9, 2007, by and among Cano Petroleum, Inc.,

Exhibit Number	Description
	W.O. Operating Company, Ltd. and W.O. Production Company, Ltd. and Union Bank of California, N.A., as Senior Agent, incorporated by reference from Exhibit 10.100 to Annual Report on Form 10-K filed on September 11, 2007.
10.61+	Audit Committee Chairman Compensation (June 2007), incorporated by reference from Exhibit 10.101 to Annual Report on Form 10-K filed on September 11, 2007.
10.62+	Summary of Acceleration of Vesting and Extension of Exercise Period for Stock Options for Resigning Directors (June 2007), incorporated by reference from Exhibit 10.102 to Annual Report on Form 10-K filed on September 11, 2007.
10.63+	Amendment dated June 29, 2007 to Stock Option Agreement of James Underwood dated December 15, 2005.incorporated by reference from Exhibit 10.103 to Annual Report on From 10-K filed on September 11, 2007.
10.64+	Amendment dated June 29, 2007 to Stock Option Agreement of James Underwood dated December 28, 2006, incorporated by reference from Exhibit 10.104 to Annual Report on Form 10-K filed on September 11, 2007.
10.65	Amendment No. 7 dated as of September 7, 2007 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender, and Natixis, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on September 11, 2007, incorporated by reference from Exhibit 10.105 to Annual Report on From 10-K filed on September 11, 2007.
10.66	Securities Purchase Agreement dated November 2, 2007 by and among Cano Petroleum, Inc. and the Buyers listed therein, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on November 6, 2007.
10.67+	Sponsorship Agreement dated December 16, 2004 by and between R.C. Boyd Enterprises, LLC and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.10 to Quarterly Report on Form 10-Q filed on November 7, 2007.
10.68+	First Amendment dated August 17, 2005 to Sponsorship Agreement by and between R.C. Boyd Enterprises, LLC and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.11 to Quarterly Report on Form 10-Q filed on November 7, 2007.
10.69+	Second Amendment to the Sponsorship Agreement by and between R.C. Boyd Enterprises, LLC and Cano Petroleum, Inc., incorporated by reference from Exhibit 10.12 to Quarterly Report on Form 10-Q filed on November 7, 2007.10.70+Sponsorship Agreement dated December 5, 2007 by and between Cano Petroleum, Inc. and R.C. Boyd Enterprises, LLC, incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-3 (No. 333-148053) filed on December 13, 2007.
10.71	Amendment No. 8 and Agreement dated as of January 16, 2008 by and among Cano Petroleum, Inc., Square One Energy, Inc., Ladder Companies, Inc., W.O. Energy of Nevada, Inc., WO Energy, Inc., Pantwist, LLC, Cano Petro of New Mexico, Inc., W.O. Operating Company, Ltd. and W.O. Production Company, Ltd., Union Bank of California, N.A., as Administrative Agent, Issuing Lender and Lender and Natixis, incorporated by reference from Exhibit 10.3 to Quarterly Report on Form 10-Q filed on February 8, 2008.
10.72	Amendment dated January 2, 2008 to Stock Option Agreement of Donnie D. Dent dated December 15, 2005, incorporated by reference from Exhibit 10.4 to Quarterly Report on Form 10-Q filed on February 8, 2008.
10.73	Amendment dated January 2, 2008 to Stock Option Agreement of Donnie D. Dent dated December 28, 2006, incorporated by reference from Exhibit 10.5 to Quarterly Report on Form 10-Q filed on February 8, 2008.
10.74+	Board of Directors compensation effective January 1, 2008, incorporated by reference from Exhibit 10.6 to Quarterly Report on Form 10-Q filed on February 8, 2008.
10.75+	2008 Annual Incentive Plan, incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on February 21, 2008.
10.76+	Summary of 2008 Cash Incentive Awards, incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed on February 21, 2008.
10.77+	Summary Sheet of Acceleration of Vesting and Extension of Exercise Period for Resigning Directors (February 14, 2008), incorporated by reference from Exhibit 10.5 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.78	$25,000,000 Subordinated Credit Agreement among Cano Petroleum, Inc. as Borrower, the Lenders Party Hereto from Time to Time as Lenders, and UnionBanCal Equities, Inc. as Administrative Agent dated March 17, 2008, incorporated by reference from Exhibit 10.6 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.79	Subordinated Security Agreement dated as of March 17, 2008 by and among Cano Petroleum, Inc., Ladder

Exhibit Number	Description
	Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., and UnionBanCal Equities, Inc. as Administrative Agent, incorporated by reference from Exhibit 10.7 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.80	Subordinated Pledge Agreement dated as of March 17, 2008 by and among Cano Petroleum, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc. and UnionBanCal Equities, Inc. as Administrative Agent, incorporated by reference from Exhibit 10.8 to Quarterly Report on Form 10-Q filed on May 8, 2008.10.81Subordinated Guaranty Agreement dated as of March 17, 2008 by Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., and W.O. Production Company, Ltd., in favor of UnionBanCal Equities, Inc. as Administrative Agent, incorporated by reference from Exhibit 10.9 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.82	Amendment No. 9 and Agreement dated as of March 17, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis, incorporated by reference from Exhibit 10.10 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.83	Consent Agreement dated as of February 21, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis, incorporated by reference from Exhibit 10.11 to Quarterly Report on Form 10-Q filed on May 8, 2008.
10.84+*	First Amendment to Employment Agreement of S. Jeffrey Johnson dated May 31, 2008.
10.85+*	Second Amendment to Employment Agreement of Morris B. Smith dated May 31, 2008.
10.86+*	Third Amendment to Employment Agreement of Patrick McKinney dated May 31, 2008.
10.87+*	Fourth Amendment to Employment Agreement of Michael J. Ricketts dated May 31, 2008.
10.88+*	Employment Agreement of Phillip Feiner dated May 31, 2008.
10.89+	Employment Agreement of Benjamin Daitch dated June 23, 2008, incorporated by reference from Exhibit 10.1 to Current Report on Form 8-K filed on June 24, 2008.
10.90+	Restricted Stock Agreement of Benjamin Daitch dated June 23, 2008, incorporated by reference from Exhibit 1021 to Current Report on Form 8-K filed on June 24, 2008.
10.91*	Amendment No. 10 dated as of June 10, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis.
10.92*	Consent and Amendment No. 11 dated as of June 27, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis.
10.93*	Amendment No. 12 and Agreement dated effective June 30, 2008 by and among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., Union Bank of California, N.A. and Natixis.10.94*Consent and Amendment No. 1 by among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., and UnionBanCal Equities, Inc. as Administrative Agent dated as of June 27, 2008.
10.95*	Amendment No. 2 by among Cano Petroleum, Inc., Ladder Companies, Inc., Square One Energy, Inc., WO Energy, Inc., W.O. Energy of Nevada, Inc., Cano Petro of New Mexico, Inc., Pantwist, LLC, W.O. Operating Company, Ltd., W.O. Production Company, Ltd., and UnionBanCal Equities, Inc. as Administrative Agent dated effective June 30, 2008.
12.1*	Ratio of Earnings to Fixed Charges.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Hein & Associates LLP.
23.2*	Consent of Miller & Lents, Ltd., Independent Petroleum Engineers.
23.3*	Consent of Forrest A. Garb & Associates, Inc., Independent Petroleum Engineers.

Exhibit Number	Description
24.1*	Power of Attorney (included on the signature page hereto).
31.1**	Certification by Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, promulgated pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification by Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, promulgated pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification by Chief Executive Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, promulgated pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification by Chief Financial Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, promulgated pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed on September 11, 2008 as an exhibit to our original Annual Report on Form 10-K.

** Filed herewith.

\+ Management contract or compensatory plan, contract or arrangement.

OFFICERS

Jeff Johnson
Chairman and CEO
Mr. Johnson brings over 18 years' experience in the oil and gas business to Cano Petroleum. Starting his career in corporate finance, he successfully raised funds for oil and gas partnerships for Chesapeake Energy's South Texas projects. In 1993, Mr. Johnson initiated his first independent oil and gas exploration venture and arranged the purchase of Scope Operating, Inc. in 1997. After assembling a diversified team of key management personnel and oil and gas consultants, he was instrumental in the successful sale of all of Scope's producing properties and assets. Mr. Johnson serves as a member of the American Exchange Listed Company Council and is also on the executive board of the National Stripper Well Association. In addition, he serves as a member of the Independent Petroleum Association of America, as well as the Texas Independent Producers and Royalty Owners Association.

Ben Daitch
Senior Vice President and CFO
Mr. Daitch brings to the company more than 16 years of finance experience. At Cano, Mr. Daitch is responsible for the accounting, treasury, investor relations, human resources and information technology functions. Most recently, he served as Senior Vice President and CFO of CDX Gas, LLC ("CDX"), a privately held oil and gas company. Prior to his time at CDX, Mr. Daitch worked for Trust Company of the West ("TCW"), a U.S.-based investment management firm, as Vice President in the Energy and Infrastructure Group. Before working at TCW, Mr. Daitch worked as an investment banker at UBS Investment Bank, Banc of America Securities, LLC and Deutsche Bank. Mr. Daitch received his MBA from New York University – Leonard N. Stern School of Business and has a Bachelor of Science degree in Management from Binghamton University.

Pat McKinney
Senior Vice President of Engineering and Operations
Mr. McKinney brings to the company more than 25 years of progressive experience in the oil and gas industry in engineering, operations, finance and strategic planning. Most recently, he was the Worldwide Strategic Portfolio Manager for Pioneer Natural Resources, located in Irving, Texas. Prior to that, Mr. McKinney was the co-founder and CFO of a successful transportation start-up and, subsequently, president of a transportation subsidiary of Corrections Corporation of America. Mr. McKinney spent more than 17 years with Union Pacific Corp., both in its corporate headquarters and its oil and gas, transportation and logistics subsidiaries. He gained extensive experience in secondary and enhanced oil recovery at UPR's Wilmington Oilfield in California. Mr. McKinney received his Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and his MBA from Pepperdine University.

Michael J. Ricketts
Vice President and Principal Accounting Officer
Mr. Ricketts is a Certified Public Accountant who has more than 25 years of diversified accounting and finance experience with large public and private companies. Prior to joining Cano Petroleum, he served as Treasury Director and Controller with TNP Enterprises, Inc. and its subsidiaries Texas-New Mexico Power Company and First Choice Power Company. Mr. Ricketts has also been employed by Union Pacific Resource Company, an integrated oil and gas company, and KPMG. Mr. Ricketts is a member of the Texas Society of Certified Public Accountants and served as a past two-term president of the Fort Worth Treasury Management Association.

Phillip Feiner
Corporate Secretary, Vice President and General Counsel
Mr. Feiner is a licensed attorney in the states of Texas and North Carolina. He has more than 10 years of legal experience, focusing primarily in the areas of oil and gas, real estate and corporate law. Mr. Feiner received his bachelor's degree from the University of North Carolina at Wilmington (cum laude) and his Juris Doctorate degree from Wake Forest University School of Law. Mr. Feiner received his clinical training at R.J. Reynolds Tobacco, and has subsequently served in the manufacturing and technology sectors as well as with a Dallas-based exploration company. In that capacity, he gained extensive experience in complex oil and gas litigation, asset divestitures and general oil and gas operational issues related to wells and gathering systems. Mr. Feiner has been a member of the Order of Barristers since 1998.

DIRECTORS

Jeff Johnson
Chairman

Randall Boyd

Robert L. Gaudin

Donald W. Niemiec

William O. Powell, III

David W. Wehlmann

CORPORATE INFORMATION

Cano Petroleum Inc. is an independent Texas-based energy producer with properties in the mid-continent region of the United States. Led by an experienced management team, Cano's primary focus is on increasing domestic production from proven fields using enhanced recovery methods. Cano trades on the American Stock Exchange under the ticker symbol CFW. Additional information is available at www.canopetro.com.

CANO PETROLEUM, INC.
Burnett Plaza
801 Cherry Street
Unit 25, Suite 3200
Fort Worth, Texas 76102-6882
817.698.0900

Annual Shareholders' Meeting
Friday, January 9, 2009
10:00 a.m. CST
The Fort Worth Club –
Top of the Town Room
306 W. Seventh Street
Fort Worth, Texas 76102

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K can be obtained without charge upon written request to:

Ben Daitch
CFO
801 Cherry Street
Unit 25, Suite 3200
Fort Worth, Texas 76102-6882

CANO PETROLEUM, INC.

Burnett Plaza
801 Cherry Street
Unit 25, Suite 3200
Fort Worth, Texas 76102-6882
817.698.0900

END